UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of March 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On March 11, 2025, Korea Electric Power Corporation (“KEPCO”) filed its audit report for the fiscal year 2024 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as attached. The financial statements in such report have not been approved by the shareholders of KEPCO and remain subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name: Joo, Hwa-Sik
Title: Vice President

Date: March 11, 2025

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated financial statements

For each of the two years in the period ended December 31, 2024

(With independent auditor’s report thereon)

Independent auditor’s report

(English translation of a report originally issued in Korean)

Korea Electric Power Corporation

The Shareholders and Board of Directors

Opinion

We have audited the consolidated financial statements of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, and the consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for each of the two years in the period ended December 31, 2024, and the notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for each of the two years in the period ended December 31, 2024 in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”).

We have audited the Group’s internal control over financial reporting (“ICFR”) as of December 31, 2024 based on the Conceptual Framework for Design and Operation of ICFR established by the Operating Committee of ICFR in Korea in accordance with Korean Standards on Auditing (“KSA”), and our report dated March 11, 2025 expressed an unqualified opinion thereon.

Basis for opinion

We conducted our audit in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matter

A key audit matter is the matter that, in our professional judgment, was of most significance in our audit of the consolidated financial statements of the current period. This matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

•	Impairment of property, plant and equipment (“PP&E”)

As discussed in Note 3.(18) to the consolidated financial statements, at each reporting date, management assesses if there is any indication that its PP&E may be impaired. If there is any sign indicating that a cash-generating unit (“CGU”) is impaired, management compares the recoverable amount of the CGU with its carrying value to determine if each item of PP&E allocated to the respective CGU is impaired.

Based on the significant difference between the Group’s market capitalization and the carrying amount of net assets in its consolidated statement of financial position, management determined that there is a sign indicating the impairment of the Group’s PP&E allocated to the Group’s electricity transmission and distribution business CGU as of December 31, 2024.

Management performed an impairment assessment for PP&E allocated to the CGU held by the Group by comparing the carrying amount of the CGU with its value-in-use (VIU) which is determined based on discounted cash flow forecasts. Significant judgment of management is required for determining key assumptions which have material impact on the estimation of VIU, such as future sales volume estimates, unit sales price, cost of power purchase, and discount rate. We have identified the impairment assessment of PP&E allocated to electricity transmission and distribution business as a key audit matter, due to the significance of carrying value of these assets in the consolidated financial statements, complexity of estimation using a discounted cash flow forecast and inherent uncertainty and probability of management bias caused by the involvement of significant management judgment required in estimating the variable inputs.

The primary audit procedures we performed to address this key audit matter are as follows:

•	Identify and test key internal controls relating to the Group’s assessment of impairment of PP&E;

•	Assess the CGUs identified by the Group’s management and obtain an understanding of the Group’s business;

•	Compare the estimates including the discounted cash flow forecasts made in the prior year to the actual performance for the current year in order to assess whether the estimation is appropriate;

•

Involve an internal valuation specialist to assist us in assessing the discount rate applied by management in comparison with the discount rate recalculated by us based on market and entity-specific information;

•

Obtain the Group’s business plan and external data for major unobservable inputs used in estimating VIU, such as future sales volumes, unit sales price and cost of power purchase, and consider whether there were any indicators of management bias; and

•

Observe the management’s sensitivity analyses on the discount rate applied to the discounted cash flow forecasts and assess the impact of changes in the key assumptions on the conclusion of the impairment assessments made by management and whether there were any indicators of management bias.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with KSA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jaekeun Song.

March 11, 2025

This audit report is effective as of the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s report to the time this report is used. Such events and circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to report.

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated financial statements

For each of the two years in the period ended December 31, 2024

“The accompanying consolidated financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Group.”

Dong-Cheol Kim

Chief Executive Officer

Korea Electric Power Corporation

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of financial position

As of December 31, 2024 and 2023

In millions of won	Note	2024		2023
Assets
Current assets
Cash and cash equivalents	5,6,7,45	~~W~~	2,382,979	4,342,887
Current financial assets, net	5,6,9,11,12,13,45,47		3,494,717	3,107,397
Trade and other receivables, net	5,8,20,24,45,46,47		12,216,216	11,985,735
Inventories, net	14		9,769,236	8,875,615
Income tax receivables	41		78,495	69,612
Current non-financial assets	15		1,267,914	1,109,321
Assets held-for-sale	16,42		45,648	45,648

Total current assets			29,255,205	29,536,215

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45,47		4,945,990	3,546,214
Non-current trade and other receivables, net	5,8,20,45,46,47		3,157,409	2,193,587
Property, plant and equipment, net	4,18,24,27,49		182,982,763	179,875,535
Investment properties, net	4,19,27		228,984	185,527
Goodwill	4,16		99,179	99,156
Intangible assets other than goodwill, net	4,21,27,46		1,046,918	1,033,984
Investments in associates	4,17		6,704,754	6,176,889
Investments in joint ventures	4,17		4,581,340	3,485,699
Defined benefit assets, net	25		40,425	70,187
Deferred tax assets	41		13,436,624	13,161,802
Non-current non-financial assets	4,15		328,204	350,170

Total non-current assets			217,552,590	210,178,750

Total assets	4	~~W~~	246,807,795	239,714,965

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of financial position, Continued

As of December 31, 2024 and 2023

In millions of won	Note	2024		2023
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	~~W~~	9,411,315	9,089,973
Current financial liabilities, net	5,12,23,45,47		44,465,866	41,139,726
Income tax payables	41		970,496	482,934
Current non-financial liabilities	20,28,29		6,327,141	7,881,663
Current provisions	26,45		2,793,971	2,654,125

Total current liabilities			63,968,789	61,248,421

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		4,609,241	4,981,957
Non-current financial liabilities, net	5,12,23,45,47		88,352,359	92,944,338
Non-current non-financial liabilities	28,29		13,281,520	11,196,000
Employee benefits liabilities, net	25,45		1,451,547	1,035,320
Deferred tax liabilities	41		5,944,472	5,163,135
Non-current provisions	26,45		27,837,034	25,881,044

Total non-current liabilities			141,476,173	141,201,794

Total liabilities	4	~~W~~	205,444,962	202,450,215

Equity
Contributed capital	1,30,45
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			—	2,812,313
Unappropriated retained earnings			18,523,337	11,921,039

			20,128,247	16,338,262

Other components of equity	34
Other capital surplus			1,600,812	1,600,801
Accumulated other comprehensive income			1,424,014	557,430
Other equity			12,708,585	13,294,972

			15,733,411	15,453,203

Equity attributable to owners of the controlling company			39,915,236	35,845,043
Non-controlling interests	16,33		1,447,597	1,419,707

Total equity		~~W~~	41,362,833	37,264,750

Total liabilities and equity		~~W~~	246,807,795	239,714,965

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of comprehensive income (loss)

For each of the two years in the period ended December 31, 2024

In millions of won, except per share information	Note	2024		2023
Sales	4,35,45,47
Sales of goods	2	~~W~~	91,018,712	85,940,137
Sales of services			710,445	750,878
Sales of construction services	20		849,108	785,395
Revenue related to transfer of assets from customers	28		820,631	743,051

			93,398,896	88,219,461

Cost of sales	14,25,43,47
Cost of sales of goods			(80,221,013)	(88,066,120)
Cost of sales of services			(557,261)	(629,806)
Cost of sales of construction services			(1,185,886)	(1,003,601)

			(81,964,160)	(89,699,527)

Gross profit (loss)			11,434,736	(1,480,066)
Selling and administrative expenses	25,36,43,47		(3,070,026)	(3,061,582)

Operating profit (loss)	4		8,364,710	(4,541,648)
Other income	37		477,354	532,851
Other expenses	37		(465,688)	(258,905)
Other gains, net	38		84,884	22,686
Finance income	5,12,39		3,448,177	1,425,031
Finance expenses	5,12,40		(7,535,228)	(5,347,018)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Gain on valuation of investments in associates and joint ventures			937,959	804,141
Gain on disposal of investments in associates and joint ventures			186,066	18,204
Reversal of impairment loss on investments in associates and joint ventures			10,527	347
Gain on disposal of investments in subsidiaries			98	2
Loss on valuation of investments in associates and joint ventures			(182,507)	(209,085)
Loss on disposal of investments in associates and joint ventures			(650)	—
Loss on impairment of investments in associates and joint ventures			(69,173)	(19)
Loss on disposal of investments in subsidiaries			—	(564)

			882,320	613,026

Profit (loss) before income tax			5,256,529	(7,553,977)
Income tax benefit (expense)	41		(1,634,561)	2,837,833

Profit (loss) for the year		~~W~~	3,621,968	(4,716,144)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of comprehensive income (loss), Continued

For each of the two years in the period ended December 31, 2024

In millions of won, except per share information	Note	2024		2023
Other comprehensive income (loss), net of tax	5,12,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability	25,31	~~W~~	(296,135)	(271,724)
Share in other comprehensive loss of associates and joint ventures	31		(6,346)	(27,349)
Net change in fair value of equity investments at fair value through other comprehensive income (loss)	34		100,759	(31,665)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,34		11,870	(3,654)
Foreign currency translation of foreign operations	34		164,628	(17,274)
Share in other comprehensive income of associates and joint ventures	34		654,225	122,994

Other comprehensive income (loss) for the year			629,001	(228,672)

Total comprehensive income (loss) for the year		~~W~~	4,250,969	(4,944,816)

Profit (loss) attributable to:
Owners of the controlling company	44	~~W~~	3,491,698	(4,822,549)
Non-controlling interests			130,270	106,405

		~~W~~	3,621,968	(4,716,144)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	4,070,175	(5,032,584)
Non-controlling interests			180,794	87,768

		~~W~~	4,250,969	(4,944,816)

Earnings (losses) per share (in won)	44
Basic and diluted earnings (losses) per share		~~W~~	5,439	(7,512)

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of changes in equity

For each of the two years in the period ended December 31, 2024

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2023	~~W~~	4,053,578	21,431,300	15,060,518	40,545,396	1,454,860	42,000,256
Total comprehensive income (loss) for the period
Profit (loss) for the period		—	(4,822,549)	—	(4,822,549)	106,405	(4,716,144)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	(242,987)	—	(242,987)	(28,737)	(271,724)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	(27,349)	—	(27,349)	—	(27,349)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	(31,665)	(31,665)	—	(31,665)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(5,078)	(5,078)	1,424	(3,654)
Foreign currency translation of foreign operations, net of tax		—	—	(25,950)	(25,950)	8,676	(17,274)
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	122,994	122,994	—	122,994
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(45,322)	(45,322)
Additional paid-in capital and others		—	—	(1)	(1)	6,024	6,023
Transactions between consolidated entities		—	—	332,280	332,280	(73,795)	258,485
Changes in consolidation scope		—	—	(48)	(48)	384	336
Dividends paid for hybrid bonds		—	—	—	—	(10,212)	(10,212)
Others		—	(153)	153	—	—	—

Balance as of December 31, 2023	~~W~~	4,053,578	16,338,262	15,453,203	35,845,043	1,419,707	37,264,750

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of changes in equity, Continued

For each of the two years in the period ended December 31, 2024

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2024	~~W~~	4,053,578	16,338,262	15,453,203	35,845,043	1,419,707	37,264,750
Total comprehensive income for the period
Profit for the period		—	3,491,698	—	3,491,698	130,270	3,621,968
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	(281,761)	—	(281,761)	(14,374)	(296,135)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	(6,346)	—	(6,346)	—	(6,346)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	100,759	100,759	—	100,759
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	11,976	11,976	(106)	11,870
Foreign currency translation of foreign operations, net of tax		—	—	99,624	99,624	65,004	164,628
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	654,225	654,225	—	654,225
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(126,900)	(126,900)
Additional paid-in capital and others		—	—	—	—	(1,819)	(1,819)
Transactions between consolidated entities		—	—	18	18	(13,878)	(13,860)
Changes in consolidation scope		—	—	—	—	9	9
Dividends paid for hybrid bonds		—	—	—	—	(10,316)	(10,316)
Others
Transfer of revaluation reserve		—	586,394	(586,394)	—	—	—

Balance as of December 31, 2024	~~W~~	4,053,578	20,128,247	15,733,411	39,915,236	1,447,597	41,362,833

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of cash flows

For each of the two years in the period ended December 31, 2024

In millions of won	2024		2023
Cash flows from operating activities
Profit(loss) for the year	~~W~~	3,621,968	(4,716,144)

Adjustments to reconcile profit (loss) for the period to net cash provided by operating activities:
Income tax expenses (benefits)		1,634,561	(2,837,833)
Depreciation		13,833,788	12,869,089
Amortization		163,567	163,174
Retirement benefit expenses		427,980	358,730
Bad debt expense		60,309	101,550
Interest expense		4,665,095	4,451,659
Loss on disposal of financial assets		434	1
Loss on disposal of property, plant and equipment		112,018	98,120
Loss on abandonment of property, plant and equipment		195,697	196,697
Loss on impairment of property, plant and equipment		11,240	17,031
Loss on impairment of intangible assets		902	2,865
Loss on disposal of intangible assets		111	71
Increase in provisions, net		1,762,526	1,611,082
Loss on foreign currency translation, net		2,366,830	363,659
Gain on valuation of financial assets at fair value through profit or loss		(83,408)	(152,322)
Loss on valuation of financial assets at fair value through profit or loss		14,247	24,015
Gain on valuation and transaction of derivative instruments, net		(2,406,368)	(323,858)
Gain on valuation of investments in associates and joint ventures, net		(755,452)	(595,056)
Gain on disposal of financial assets		(45,493)	(13,162)
Gain on disposal of property, plant and equipment		(85,990)	(32,196)
Gain on disposal of intangible assets		(41)	(136)
Gain on disposal of associates and joint ventures		(186,066)	(18,204)
Loss on disposal of associates and joint ventures		650	—
Loss on impairment investments in associates and joint ventures		69,173	19
Reversal of impairment loss on investments in associates and joint ventures		(10,527)	(347)
Gain on disposal of subsidiaries		(98)	(2)
Loss on disposal of subsidiaries		—	564
Interest income		(467,525)	(429,620)
Dividends income		(70,601)	(25,941)
Others, net		(76,125)	6,910

		21,131,434	15,836,559

Changes in working capital:
Trade receivables		2,702	(1,484,134)
Non-trade receivables		(191,526)	625,993
Accrued income		(189,995)	(258,993)
Other receivables		101,042	56,460
Other current assets		(656,588)	251,842
Inventories		(1,412,713)	147,798
Other non-current assets		108,625	(101,576)
Trade payables		109,214	(3,154,822)
Non-trade payables		(97,540)	(960,450)
Accrued expenses		(508,199)	(228,464)
Other current liabilities		(2,261,294)	901,692
Other non-current liabilities		2,892,947	437,809
Investments in associates and joint ventures (dividends received)		364,287	592,812
Provisions		(1,588,396)	(1,497,699)
Payments of employee benefit obligations		(208,248)	(281,383)
Plan assets		(254,763)	(188,566)

	~~W~~	(3,790,445)	(5,141,681)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of cash flows, Continued

For each of the two years in the period ended December 31, 2024

In millions of won	2024		2023
Cash generated from operating activities	~~W~~	20,962,957	5,978,734
Dividends received		12,243	25,941
Interest paid		(4,697,442)	(4,245,838)
Interest received		390,671	329,740
Income taxes paid		(792,313)	(566,415)

Net cash flows provided by operating activities		15,876,116	1,522,162

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		236,624	5,806
Acquisition of investments in associates and joint ventures		(451,813)	(497,634)
Proceeds from disposals of property, plant and equipment		402,603	309,627
Acquisition of property, plant and equipment		(14,216,037)	(13,908,373)
Proceeds from disposals of intangible assets		428	153
Acquisition of intangible assets		(91,851)	(74,832)
Proceeds from disposals of financial assets		2,615,341	4,389,228
Acquisition of financial assets		(2,536,994)	(3,141,906)
Increase in loans		(172,849)	(212,994)
Collection of loans		226,935	124,386
Increase in deposits		(154,503)	(138,205)
Decrease in deposits		152,803	130,221
Proceeds from disposals of assets held-for-sale		28,727	28,727
Receipt of government grants		59,503	57,207
Net cash outflow from changes in consolidation scope		(2,740)	(25,849)
Other cash outflow from investing activities, net		(189,284)	(119,319)

Net cash flows used in investing activities		(14,093,107)	(13,073,757)

Cash flows from financing activities
Proceeds from (Repayment of) short-term borrowings, net		(1,536,401)	1,842,517
Proceeds from long-term borrowings		2,795,823	3,434,452
Proceeds from debt securities		20,476,245	18,402,589
Repayment of long-term borrowings		(654,581)	(870,586)
Repayment of debt securities		(24,687,409)	(10,116,048)
Payment of lease liabilities		(612,828)	(574,239)
Settlement of derivative instruments, net		545,483	332,263
Change in non-controlling interests		(35,986)	218,766
Dividends paid for hybrid bond		(10,316)	(10,212)
Dividends paid		(126,903)	(45,323)
Other cash inflow (outflow) from financing activities, net		(2,428)	47,703

Net cash flows provided by (used in) financing activities		(3,849,301)	12,661,882

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		(2,066,292)	1,110,287
Effect of exchange rate fluctuations on cash held		106,384	(2,180)

Net increase (decrease) in cash and cash equivalents		(1,959,908)	1,108,107
Cash and cash equivalents as of January 1, 2024 and 2023		4,342,887	3,234,780

Cash and cash equivalents as of December 31, 2024 and 2023	~~W~~	2,382,979	4,342,887

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2024 and 2023

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1110 Consolidated Financial Statements, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of December 31, 2024, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders is 97,414,248 shares (15.17%) as of December 31, 2024, the most recent closing date of the shareholder list.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

The consolidated financial statements of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”) were authorized for issuance by the Board of Directors on February 28, 2025, which will be submitted for final approval at the shareholders’ meeting held on March 26, 2025.

(1)	Statement of compliance

These consolidated financial statements have been prepared in accordance with KIFRS, as prescribed in the Act on External Audit of Stock companies in the Republic of Korea. The accompanying consolidated financial statements have been translated into English from Korean financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss;

•	financial assets at fair value through other comprehensive income or loss;

•	derivative financial instruments are measured at fair value; or

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (presented as “won,” “~~W~~” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Meanwhile, the Group considers climate-related risks resulting from climate change and the establishment of a global greenhouse gas reduction implementation system in its estimates and assumptions. Climate-related risks increase the uncertainty of the estimates and assumptions considered in various items of the financial statements, and the Group carefully monitors climate-related changes and developments, such as new climate-related legislation, even if it does not have a material impact on current measurements.

The followings are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, Intangible assets other than goodwill and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of December 31, 2024 and 2023 are ~~W~~2,492,898 million and ~~W~~2,504,479 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Costs incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

Changes in accounting standards effective from January 1, 2024 are as follows. The Group believes that these amendments have no significant impact on the Group’s consolidated financial statements. The Group has not early adopted any other standards, interpretations or amendments that has been issued but is not yet effective.

Amendments to KIFRS 1116 – Lease Liability in a Sale and Leaseback

The amendments to KIFRS 1116 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

Amendments to KIFRS 1001 – Classification of Liabilities as Current or Non-current

The amendments to KIFRS 1001 specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	what is meant by a right to defer settlement;
•	that a right to defer must exist at the end of the reporting period;
•	that classification is unaffected by the likelihood that an entity will exercise its deferral right; and
•

that if under the condition that an entity settles the liability by transferring its equity instruments, the option is classified as equity instrument and the option is recognized separate from the liability as a component of equity for hybrid financial instrument, there is no impact on current or non-current classification.

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

Amendments to KIFRS 1007 and KIFRS 1107 – Supplier Finance Arrangements

The amendments to KIFRS 1007 Statement of Cash Flows and KIFRS 1107 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies

The accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2023, except for the changes described in Note 2.(5).

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of the Group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the current year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Group.

Transactions within the Group are eliminated during the consolidation.

Changes in the Group’s ownership interests in a subsidiary that do not result in the Group losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

When the Group loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under KIFRS 1109 ‘Financial Instruments’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(2)	Business combinations, continued

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with KIFRS 1012 Income Taxes and KIFRS 1019 Employee Benefits, respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with KIFRS 1105 Non-current Assets Held for Sale are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other KIFRSs.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with KIFRS 1109 Financial Instruments, or with KIFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(3)	Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies. If the Group holds 20% ~ 50% of the voting power of the investee, it is presumed that the Group has significant influence.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with KIFRS 1105 Non-current Assets Held for Sale, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. After the disposal takes place, the Group shall account for any retained interest in associates in accordance with KIFRS 1109 Financial Instruments unless the retained interest continues to be an associate, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the income or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss.

Upon disposal of an associate that results in the Group losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with KIFRS 1109. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate.

In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

The requirements of KIFRS 1028 Investments in Associates and Joint Ventures are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with KIFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value-in-use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with KIFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

When the Group transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement. The Group determines the type of joint arrangement in which it is involved by considering the structure and form of the arrangement, the terms agreed by the parties in the contractual arrangement and other facts and circumstances.

If the Group is a joint operator, the Group is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant KIFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Group is to account for that investment using the equity method accounting in accordance with KIFRS 1028 Investment in Associates and Joint Ventures (refer to note 3.(3)), except when the Group is applicable to the KIFRS 1105 Non-current Assets Held for Sale.

(5)	Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Group measures goodwill which acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) that is expected to benefit from the synergies arising from the business acquired.

The Group assesses at the end of each reporting period and whenever there is an indication that the asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

On disposal of the relevant CGU, the amount of goodwill is included in the determination of the gain or loss on disposal.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(7)	Revenue from Contracts with Customers

The Group recognizes revenue by applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation), in accordance with KIFRS 1115. The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, excluding amounts collected on behalf of third parties. Also, the Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer.

(i)	Identify the performance obligations in the contract

The Group is engaged in the generation, transmission and distribution of electricity and development of electric power resources, and electricity sales revenue accounts for 95.17% of consolidated revenue for the year ended December 31, 2024.

Under KIFRS 1115, supplying electricity is a series of distinct goods or services identified as a single performance obligation. The Group is also engaged in contracts with customers for transmission and distribution, provision of power generation byproducts, EPC business, O&M, etc. that are identified as separate performance obligations for each contract.

(ii)	Variable consideration

The Group may be subject to a variation of consideration paid by the customer due to the progressive electricity billing system, discounts on electricity bills for policy purposes, penalties and delinquent payment, etc. The Group estimates an amount of variable consideration by using the expected value method that the Group expects to better predict the amount of consideration to which it will be entitled, and includes in the transaction price some or all of an amount of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

(iii)	Performance obligations satisfied over time

The Group satisfies its performance obligations for contracts such as EPC business, O&M, etc. over time. The Group recognizes revenue based on the percentage-of-completion on a reasonable basis.

The Group recognizes revenue over time if one of the following criteria is met:

(a)	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the entity performs;

(b)	the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(c)	the Group’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

(iv)	Adoption of cost pass-through tariff system

The Group amended the basic supply terms and conditions with the approval of the Ministry of Trade, Industry and Energy (MOTIE) on December 17, 2020. The cost pass-through tariff system has been applied to the electricity rate after January 1, 2021 in accordance with the amendment. The Group expects the adoption of the new system would not affect the existing accounting policies including revenue from contracts with customers.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(8)	Leases

The lessee and the lessor account for each lease component separately from non-lease component, in the lease contracts or contracts that contain lease. However, the Group applied a practical expedient to each type of underlying asset in accounting as a lessee, and instead of separating the non-lease component from the lease component, it applied a method of accounting for each lease component and the related non-lease component as a single lease contract. The lessor’s accounting has not changed significantly. Therefore, a lease that transfers most of the risks and rewards of ownership of the underlying asset is classified as a finance lease, and a lease that does not transfer most of the risks and rewards of ownership of the underlying asset is classified as an operating lease.

(i)	The Group as a lessor

In the case of finance leases, the Group recognizes the same amount of the net investment in the lease as finance lease receivables, and recognizes interest income using the effective interest method. Income from operating leases is recognized using the straight-line basis over the lease term, and lease opening direct costs incurred during the negotiation and contract phase of the operating lease contract are added to the carrying amount of the lease asset and recognized as expenses over the lease term on a straight-line basis.

(ii)	The Group as a lessee

(a) Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

(b) Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment of an option to purchase the underlying asset.

(c)	Short-term leases and leases of low-value assets

The Group applies the short-term leases recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the leases of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Book value and changes in book value of right-of-use assets and lease liabilities during the period are described in Note 24.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(9)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary items in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary items that are measured at fair value in foreign currencies are retranslated to the functional currency at the exchange rate at the date that the fair value was determined, while non-monetary items that are measured in terms of historical cost in foreign currencies shall not be retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to Note 3.(23) Derivative financial instruments, including hedge accounting); and

•

exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (if applicable, in non-controlling interest).

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation that have been attributed to the controlling interests shall be reclassified from equity to profit or loss (as a reclassification adjustment). The cumulative amount of the exchange differences relating to that foreign operation that have been attributed to the non-controlling interests shall be derecognized, but shall not be reclassified to profit or loss.

On the partial disposal of a subsidiary that includes a foreign operation, the entity shall re-attribute the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation the entity shall reclassify to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation shall be treated as assets and liabilities of the foreign operation. Thus they shall be expressed in the functional currency of the foreign operation and shall be translated at the closing rate. And such exchange differences shall be recognized in equity.

(10)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Group received grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Group received grants related to income

Government grants which are intended to compensate the Group for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Group recognizes the related costs as expenses.

(12)	Retirement benefit expenses

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which are immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(13)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

Current tax assets and liabilities are offset only if, the Group:

(a)	has a legally enforceable right to set off the recognized amounts; and

(b)	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(14)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Group uses the unit-of-production method to measure and recognize depreciation expenses.

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	2 ~ 32
Vehicles	4 ~ 5
Loaded heavy water	30
Asset retirement costs	18, 40, 60
Right-of-use assets	1 ~ 65
Ships	9
Others	4 ~ 30

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(15)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(16)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(16)	Intangible assets, continued

The estimated useful lives and amortization methods of the Group’s intangible assets are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 30	Straight line
Software	4 ~ 30	Straight line
Industrial rights	5 ~ 30	Straight line
Development expenses	5	Straight line
Leasehold rights	8 ~ 10	Straight line
Others	3 ~ 50 or indefinite	Straight line
Mining right	-	Unit of production

Mining right is amortized using the unit-of-production method to reflect the pattern in which the asset’s economic benefits are consumed.

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in income or loss when the asset is derecognized.

(17)	Greenhouse gas emissions rights (allowances) and obligations

In connection with Act on the Allocation and Trading of Greenhouse Gas Emissions Permits of the Republic of Korea, the Group applies the following accounting policies for greenhouse gas emissions rights and obligations.

(i)	Greenhouse gas emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the greenhouse gas emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Greenhouse gas emissions rights are held by the Group to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the greenhouse gas emissions rights are classified as current assets. Greenhouse gas emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emissions rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Greenhouse gas emissions obligations

Greenhouse gas emissions obligations are the Group’s present legal obligation to submit the greenhouse gas emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Greenhouse gas emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(18)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets may have been impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

The Group determined that there were indications of impairment for the cash-generating unit (CGU) related to electricity sales, as the carrying amount of net assets exceeded the market capitalization. Accordingly, an impairment assessment was conducted for the CGU. The Group estimated the value-in-use based on discounted cash flow forecasts, applying key assumptions such as the discount rate, future sales volume estimates, sales price, and costs of electricity purchased. As a result of the impairment assessment, the recoverable amount exceeded the carrying amount of the CGU.

(19)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories for inventories in transit are measured by using specific identification method. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(20)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(20)	Provisions, continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Group determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Group is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Group recognizes the provision of present value of the estimated payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Group recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Group is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Group is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Group’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Group recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Group has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Group recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(21)	Financial instruments

The Group recognizes financial assets and financial liabilities in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Upon initial recognition, financial assets and financial liabilities are measured at their fair value plus, in the case of a financial asset or financial liabilities not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Classification and measurement of financial assets

The Group classifies financial assets into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics. The Group assesses the hybrid financial instrument in which derivatives embedded as whole for classification.

Business model	Cash flow characteristics
	Solely payments of principal and interest (SPPI)	Other than SPPI
To collect contractual cash flows	Amortized cost	FVTPL (*2)
Both collecting contractual cash flows and selling financial assets	FVOCI (*1)
To sell financial assets	FVTPL

(*1)	To eliminate or reduce an accounting mismatch, the Group may elect to recognize the amount of change in fair value in profit or loss.
(*2)	On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) its contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) its contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition of equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify (recycle) those items in OCI to profit or loss subsequently.

(ii)	Classification and measurement of financial liabilities

Financial liabilities are classified as FVTPL or other financial liabilities.

A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss.

A non-derivative financial liability that is not classified as at FVTPL is classified as other financial liabilities. Other financial liabilities are measured initially at its fair value minus transaction costs that are directly attributable to the acquisition or issue. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(21)	Financial instruments, continued

(iii)	Impairment: Financial assets and contract assets

The Group applies a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments and financial guarantee contracts.

The Group recognizes loss allowances measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

Classification		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date

Stage 2	Credit risk has increased significantly since the initial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument

Stage 3	Credit-impaired

Under KIFRS 1109, the Group always measures the loss allowance at an amount equal to lifetime expected credit losses for trade receivables or contract assets that result from transactions that are within the scope of KIFRS 1115 and that do not contain a significant financing component in accordance with KIFRS 1115 and if the trade receivables or contract assets include a significant financing component, the Group may choose as its accounting policy to measure the loss allowance at an amount equal to lifetime expected credit losses.

The Group has chosen to measure the loss allowance at an amount equal to lifetime expected credit losses for the trade receivables, contract assets and lease receivables that contain a significant financing component.

(iv)	Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. The Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

The Group derecognizes a financial liability when it contractual obligations are discharged or cancelled, or expire. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(22)	Service Concession Arrangements

The Group recognizes revenues from construction services and operating services related to service concession arrangements in accordance with KIFRS 1115 Revenue from Contracts with Customers.

The Group recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset for the construction services and an intangible asset to the extent that it receives a right (license) to charge users of the public service. Borrowing costs attributable to the arrangement are recognized as an expense in the period in which they are incurred unless the Group has a contractual right to receive an intangible asset (a right to charge users of the public service). In this case, borrowing costs attributable to the arrangement are capitalized during the construction phase of the arrangement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

A derivative embedded in a hybrid contract, with a financial liability host or host not in the scope of KIFRS 1109, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss.

(ii)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income. However, changes in the fair value of hedging instrument and hedged item of equity instruments for which changes in fair value have been elected to be presented in other comprehensive income at the time of initial recognition are recognized in other comprehensive income.

If a hedging relationship no longer meets the objective of the hedge effectiveness related to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, the hedge ratio of the hedging relationship should be rebalanced so that the hedging relationship again meets the criteria. Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in finance income and expense.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting, continued

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision makers of the Group including but not limited to the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments classified in accordance with KIFRS 1108 are “Transmission and distribution”, “Electric power generation (Nuclear)”, “Electric power generation (Non-nuclear)”, “Plant maintenance & engineering service” and “Others”; others mainly represent the business Unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined in the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

4.	Segment, Geographic and Other Information, Continued

(2)	The financial information of the segments for each of the two years in the period ended December 31, 2024, respectively, is as follows:

In millions of won
For the year ended December 31, 2024
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	91,646,581	2,217,014	89,429,567	3,166,658	4,368,806	86,889	2,946,080	578,973
Electric power generation (Nuclear)		13,447,880	13,118,098	329,782	1,577,798	5,182,841	72,760	786,491	(20,548)
Electric power generation (Non-nuclear)		31,563,589	29,186,796	2,376,793	2,805,997	4,252,872	67,835	704,678	138,347
Plant maintenance & engineering service		3,266,873	2,765,640	501,233	405,389	164,749	26,262	7,144	185,548
Others		2,283,458	1,521,937	761,521	60,344	218,505	271,709	336,718	—
Consolidation adjustments		(48,809,485)	(48,809,485)	—	348,524	(190,418)	(57,930)	(116,016)	—

	~~W~~	93,398,896	—	93,398,896	8,364,710	13,997,355	467,525	4,665,095	882,320

In millions of won
For the year ended December 31, 2023

Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	85,825,593	1,728,602	84,096,991	(6,503,917)	4,258,909	92,380	2,826,916	314,373
Electric power generation (Nuclear)		10,798,378	10,666,260	132,118	797,309	4,403,610	69,209	687,743	(2,639)
Electric power generation (Non-nuclear)		35,159,641	32,253,979	2,905,662	951,217	4,180,939	65,403	741,282	301,681
Plant maintenance & engineering service		3,091,022	2,626,190	464,832	330,957	129,628	23,638	1,270	(389)
Others		2,175,972	1,556,114	619,858	93,427	204,322	226,243	258,877	—
Consolidation adjustments		(48,831,145)	(48,831,145)	—	(210,641)	(145,145)	(47,253)	(64,429)	—

	~~W~~	88,219,461	—	88,219,461	(4,541,648)	13,032,263	429,620	4,451,659	613,026

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

4.	Segment, Geographic and Other Information, Continued

(3)	The information related to segment assets and segment liabilities as of December 31, 2024 and 2023 is as follows:

In millions of won
As of December 31, 2024
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	139,472,103	6,839,513	8,417,992	120,083,068
Electric power generation (Nuclear)		72,508,359	171,956	2,629,626	47,082,862
Electric power generation (Non-nuclear)		66,834,569	4,272,928	3,862,287	36,363,754
Plant maintenance & engineering service		4,522,610	1,697	160,978	1,508,112
Others		14,977,126	—	195,451	7,073,716
Consolidation adjustments		(51,506,972)	—	(185,981)	(6,666,550)

	~~W~~	246,807,795	11,286,094	15,080,353	205,444,962

In millions of won
As of December 31, 2023
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	138,838,342	5,872,000	7,636,677	120,181,250
Electric power generation (Nuclear)		70,535,018	169,155	3,070,528	45,660,916
Electric power generation (Non-nuclear)		66,265,884	3,567,345	3,490,863	38,415,202
Plant maintenance & engineering service		4,271,409	54,088	203,352	1,549,863
Others		13,378,229	—	736,155	6,480,959
Consolidation adjustments		(53,573,917)	—	(390,686)	(9,837,975)

	~~W~~	239,714,965	9,662,588	14,746,889	202,450,215

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)
Geographical unit	For the year ended December 31, 2024		For the year ended December 31, 2023	As of December 31, 2024	As of December 31, 2023
Domestic	~~W~~	92,107,468	86,985,859	191,214,679	186,384,115
Overseas (*1)		1,291,428	1,233,602	4,757,463	4,822,845

	~~W~~	93,398,896	88,219,461	195,972,142	191,206,960

(*1)

Middle East, America and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer who accounts for 10% or more of the Group’s revenue for each of the two years in the period ended December 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

5.	Classification of Financial Instruments

(1)	The classification of financial assets as of December 31, 2024 and 2023 is as follows:

In millions of won	As of December 31, 2024
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,382,979	—	2,382,979
Current financial assets
Current financial assets at fair value through profit or loss		1,456,895	—	—	—	1,456,895
Current financial assets at amortized costs		—	—	20,418	—	20,418
Current derivative assets		396,477	—	—	364,077	760,554
Other financial assets		—	—	1,256,850	—	1,256,850
Trade and other receivables		—	—	12,216,216	—	12,216,216

		1,853,372	—	15,876,463	364,077	18,093,912

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		719,277	—	—	—	719,277
Non-current financial assets at fair value through other comprehensive income		—	674,850	—	—	674,850
Non-current financial assets at amortized costs		—	—	9,815	—	9,815
Non-current derivative assets		1,450,050	—	—	480,560	1,930,610
Other financial assets		—	—	1,611,438	—	1,611,438
Trade and other receivables		—	—	3,157,409	—	3,157,409

		2,169,327	674,850	4,778,662	480,560	8,103,399

	~~W~~	4,022,699	674,850	20,655,125	844,637	26,197,311

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

5.	Classification of Financial Instruments, Continued

(1)	The classification of financial assets as of December 31, 2024 and 2023 is as follows, continued:

In millions of won	As of December 31, 2023
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	4,342,887	—	4,342,887
Current financial assets
Current financial assets at fair value through profit or loss		2,054,021	—	—	—	2,054,021
Current financial assets at amortized costs		—	—	28,905	—	28,905
Current derivative assets		227,434	—	—	80,298	307,732
Other financial assets		—	—	716,739	—	716,739
Trade and other receivables		—	—	11,985,735	—	11,985,735

		2,281,455	—	17,074,266	80,298	19,436,019

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		657,264	—	—	—	657,264
Non-current financial assets at fair value through other comprehensive income		—	502,443	—	—	502,443
Non-current financial assets at amortized costs		—	—	9,938	—	9,938
Non-current derivative assets		503,514	—	—	189,148	692,662
Other financial assets		—	—	1,683,907	—	1,683,907
Trade and other receivables		—	—	2,193,587	—	2,193,587

		1,160,778	502,443	3,887,432	189,148	5,739,801

	~~W~~	3,442,233	502,443	20,961,698	269,446	25,175,820

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

5.	The classification of Financial Instruments, Continued

(2)	The classification of financial liabilities as of December 31, 2024 and 2023 is as follows:

In millions of won	As of December 31, 2024
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	17,540,585	—	17,540,585
Debt securities		—	26,901,367	—	26,901,367
Derivative liabilities		23,914	—	—	23,914
Trade and other payables		—	9,411,315	—	9,411,315

		23,914	53,853,267	—	53,877,181

Non-current liabilities
Borrowings		—	3,118,796	—	3,118,796
Debt securities		—	84,972,652	—	84,972,652
Derivative liabilities		256,018	—	4,893	260,911
Trade and other payables		—	4,609,241	—	4,609,241

		256,018	92,700,689	4,893	92,961,600

	~~W~~	279,932	146,553,956	4,893	146,838,781

In millions of won	As of December 31, 2023
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	16,446,821	—	16,446,821
Debt securities		—	24,674,526	—	24,674,526
Derivative liabilities		18,379	—	—	18,379
Trade and other payables		—	9,089,973	—	9,089,973

		18,379	50,211,320	—	50,229,699

Non-current liabilities
Borrowings		—	3,392,831	—	3,392,831
Debt securities		—	89,117,652	—	89,117,652
Derivative liabilities		410,291	—	23,564	433,855
Trade and other payables		—	4,981,957	—	4,981,957

		410,291	97,492,440	23,564	97,926,295

	~~W~~	428,670	147,703,760	23,564	148,155,994

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

5.	The classification of Financial Instruments, Continued

(3)	The classification of comprehensive income (loss) from financial instruments for each of the two years in the period ended December 31, 2024 is as follows:

In millions of won		For the year ended December 31, 2024		For the year ended December 31, 2023
Cash and cash equivalents	Interest income	~~W~~	102,505	100,205
	Gain (loss) on foreign currency transactions and translations		17,498	(2,073)
Financial assets at fair value through profit or loss	Interest income		54,385	65,470
	Dividends income		4,813	4,193
	Gain on valuation of derivatives		1,396,350	144,797
	Gain on transaction of derivatives		129,471	130,230
	Gain on valuation of financial assets		69,161	128,307
	Gain on disposal of financial assets		45,059	13,161
Financial assets at fair value through other comprehensive income	Dividends income		65,788	21,748
Financial assets at amortized cost	Interest income		2,859	2,929
	Gain (loss) on foreign currency transactions and translations		5,568	(1,774)
Loans	Interest income		45,511	44,029
	Gain on foreign currency transactions and translations		3,685	127
Trade and other receivables	Interest income		209,675	168,303
	Gain on foreign currency transactions and translations		121,193	27,363
Short-term financial instruments	Interest income		31,766	34,260
Long-term financial instruments	Interest income		20,562	14,183
	Gain on foreign currency transactions and translations		3	—
Other financial assets	Interest income		262	241
Derivatives (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		410,088	76,814
	Gain (loss) on valuation of derivatives (equity, before tax)		21,443	(10,539)
	Gain on transaction of derivatives		14,801	19,604
Financial liabilities at fair value through profit or loss	Gain on valuation of derivatives		52,515	961
	Gain (loss) on transaction of derivatives		146,417	(80,640)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		3,805,062	3,636,887
	Interest expense of trade and other payables		191,918	200,440
	Interest expense of others		668,115	614,332
	Other finance income		8,882	4,971
	Other finance expenses		4,177	1,796
	Loss on foreign currency transactions and translations		(2,643,230)	(420,203)
Derivatives (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		244,758	11,627
	Gain (loss) on valuation of derivatives (equity, before tax)		(1,137)	2,021
	Gain on transaction of derivatives		11,968	20,465

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

6.	Restricted Deposits

Restricted deposits as of December 31, 2024 and 2023 are as follows:

In millions of won		As of December 31, 2024		As of December 31, 2023
Cash and cash equivalents	Escrow accounts	~~W~~	3,280	3,010
	Deposits for government project and others		30,812	26,969
	Collateral provided for borrowings		211,522	190,525
	Collateral provided for lawsuit		54	54
	Deposits for transmission regional support program		8,959	9,481
	Deposits for other business purposes		4,187	5,550
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		83,520	80,500
	Collateral provided for borrowings		85,569	24,728
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		296,496	271,047
Long-term financial instruments	Guarantee deposits for banking accounts at oversea branches		22	36
	Collateral provided for borrowings		6,500	28,245
	Decommissioning costs of nuclear power plants		660,000	655,030
Other non-current assets	Deposits for other business purposes		9,150	7,558

		~~W~~	1,400,071	1,302,733

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Cash	~~W~~	17,941	14,070
Other demand deposits		1,712,130	1,780,548
Short-term deposits classified as cash equivalents		548,611	1,107,687
Short-term investments classified as cash equivalents		104,297	1,440,582

	~~W~~	2,382,979	4,342,887

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	11,266,202	(167,028)	—	11,099,174
Other receivables		1,160,945	(39,817)	(4,086)	1,117,042

		12,427,147	(206,845)	(4,086)	12,216,216

Non-current assets
Trade receivables		1,089,787	(93,746)	—	996,041
Other receivables		2,272,127	(100,351)	(10,408)	2,161,368

		3,361,914	(194,097)	(10,408)	3,157,409

	~~W~~	15,789,061	(400,942)	(14,494)	15,373,625

In millions of won	As of December 31, 2023
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	11,239,601	(230,058)	—	11,009,543
Other receivables		1,034,655	(53,683)	(4,780)	976,192

		12,274,256	(283,741)	(4,780)	11,985,735

Non-current assets
Trade receivables		207,668	(2,587)	—	205,081
Other receivables		2,080,830	(80,270)	(12,054)	1,988,506

		2,288,498	(82,857)	(12,054)	2,193,587

	~~W~~	14,562,754	(366,598)	(16,834)	14,179,322

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	403,248	(35,041)	(21)	368,186
Accrued income		112,941	—	—	112,941
Deposits		293,712	(4)	(4,065)	289,643
Finance lease receivables (*1)		92,130	(3,480)	—	88,650
Others		258,914	(1,292)	—	257,622

		1,160,945	(39,817)	(4,086)	1,117,042

Non-current assets
Non-trade receivables		243,813	(62,222)	(41)	181,550
Accrued income		21,395	—	—	21,395
Deposits		486,868	(414)	(10,367)	476,087
Finance lease receivables (*2)		1,264,269	(1,775)	—	1,262,494
Others		255,782	(35,940)	—	219,842

		2,272,127	(100,351)	(10,408)	2,161,368

	~~W~~	3,433,072	(140,168)	(14,494)	3,278,410

(*1)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~121,170 million.

(*2)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~956,968 million.

In millions of won	As of December 31, 2023
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	393,859	(49,626)	(53)	344,180
Accrued income		133,033	—	—	133,033
Deposits		317,541	(4)	(4,727)	312,810
Finance lease receivables (*1)		75,661	(2,761)	—	72,900
Others		114,561	(1,292)	—	113,269

		1,034,655	(53,683)	(4,780)	976,192

Non-current assets
Non-trade receivables		198,453	(54,182)	(102)	144,169
Accrued income		7,342	—	—	7,342
Deposits		441,721	(263)	(11,952)	429,506
Finance lease receivables (*2)		1,173,500	(2,495)	—	1,171,005
Others		259,814	(23,330)	—	236,484

		2,080,830	(80,270)	(12,054)	1,988,506

	~~W~~	3,115,485	(133,953)	(16,834)	2,964,698

(*1)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~114,118 million.
(*2)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~943,316 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However, once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

8.	Trade and Other Receivables, Continued

(4)	The aging analysis of trade receivables as of December 31, 2024 and 2023 is as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Trade receivables not overdue	~~W~~	12,010,590	11,120,582

Trade receivables overdue and impairment-reviewed:		345,399	326,687

Less than 60 days		12,289	6,403
60 ~ 90 days		59,427	55,802
90 ~ 120 days		21,642	20,535
120 days ~ 1 year		56,107	58,350
More than 1 year		195,934	185,597

		12,355,989	11,447,269
Less: allowance for doubtful accounts		(260,774)	(232,645)

	~~W~~	12,095,215	11,214,624

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that other receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an expected credit loss (ECL) model.

(5)	The aging analysis of other receivables as of December 31, 2024 and 2023 is as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Other receivables not overdue	~~W~~	3,212,146	2,857,337

Other receivables overdue and impairment-reviewed:		220,926	258,148

Less than 60 days		318	5
60 ~ 90 days		34,267	27,634
90 ~ 120 days		1,786	727
120 days ~ 1 year		59,567	69,651
More than 1 year		124,988	160,131

		3,433,072	3,115,485
Less: allowance for doubtful accounts		(140,168)	(133,953)
Less: present value discount		(14,494)	(16,834)

	~~W~~	3,278,410	2,964,698

At the end of each reporting period, the Group assesses whether the credit to other receivables is impaired. The Group recognizes loss allowances for other receivables individually when there is any objective evidence that other receivables are impaired and significant, and classifies the other receivables that are not individually assessed as the other receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an expected credit loss (ECL) model.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

8.	Trade and Other Receivables, Continued

(6)	Changes in the allowance for doubtful accounts for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024			For the year ended December 31, 2023
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	232,645	133,953	199,000	109,453
Bad debts expense		48,160	21,937	68,385	24,290
Write-off		(17,157)	(23,177)	(26,109)	(4,472)
Reversal		(12,928)	(587)	(5,577)	(1,942)
Others		10,054	8,042	(3,054)	6,624

Ending balance	~~W~~	260,774	140,168	232,645	133,953

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

9.	Financial Assets at Fair Value through Profit or Loss

(1)	Financial assets at fair value through profit or loss as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary certificate	~~W~~	313	152,054	130,363	107,252
Cooperative		—	6,872	—	6,735
Others (*)		1,456,582	405,309	1,923,658	376,602

		1,456,895	564,235	2,054,021	490,589

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives and others		—	155,042	—	166,675

	~~W~~	1,456,895	719,277	2,054,021	657,264

(*) Others include MMT, MMF etc.

(2)	Details of income (loss) from financial assets at fair value through profit or loss for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Beneficiary certificate	~~W~~	34,481	(59)
Cooperative		118	272
Debt with embedded derivatives		2,435	2,934
Others		136,383	207,984

	~~W~~	173,417	211,131

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	285,054	—	(170)	73,891	1,321	360,096
Unlisted		212,762	4,000	—	88,256	4,691	309,709

		497,816	4,000	(170)	162,147	6,012	669,805

Debt securities
Corporate bond		4,627	—	—	418	—	5,045

	~~W~~	502,443	4,000	(170)	162,565	6,012	674,850

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		502,443	4,000	(170)	162,565	6,012	674,850

In millions of won	For the year ended December 31, 2023
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	300,057	430	—	(15,433)	—	285,054
Unlisted		202,243	9,550	(5,332)	5,445	856	212,762

		502,300	9,980	(5,332)	(9,988)	856	497,816

Debt securities
Corporate bond		529	4,080	—	18	—	4,627

	~~W~~	502,829	14,060	(5,332)	(9,970)	856	502,443

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		502,829	14,060	(5,332)	(9,970)	856	502,443

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	93,733	93,733
KG Mobility Co., Ltd.	12,205	0.01%		428	46	46
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	34	34
PAN Ocean Co., Ltd.	1,492	0.00%		14	5	5
HD Hyundai Marine Engine Co., Ltd. (formerly, STX Heavy Industries Co., Ltd.	61,455	0.22%		430	1,503	1,503
Codes Combine Co., Ltd.	291	0.00%		1	—	—
PT Almatri Resources Indonesia (formerly, PT Adaro Energy Tbk.)	480,000,000	1.60%		65,028	106,259	106,259
Denison Mines Corp.	58,284,000	7.46%		84,134	155,766	155,766
Paladin Energy (formerly, Fission Uranium Corp.	100,000	0.01%		41	74	74
KS Industry Co., Ltd (formerly, SangSangin Industry Co., Ltd.)	1,457	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Aone Alform Co., Ltd.	2,672	0.04%		19	3	3
Ihsung CNI Co., Ltd.	142,860	4.43%		1,500	1,314	1,314
Kodaco Co., Ltd.	131,698	0.85%		1,317	1,354	1,354

				326,430	360,096	360,096

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%	~~W~~	229,255	258,974	258,974
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	5,570	5,570
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd. (Unlisted)	127,660	3.96%		1,500	2,160	2,160
H Robotics Co., Ltd.	903,601	7.05%		4,000	331	331
Good Tcells Co., Ltd.	11,364	0.33%		500	571	571
IPS Bio Co., Ltd.	1,975	3.13%		1,000	896	896
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,189	1,189
Fine Powerex Co., Ltd.	72,633	4.58%		1,500	1,610	1,610
Agencore Co., Ltd.	175,779	8.08%		2,200	2,514	2,514
SamHong Machinery Co., Ltd.	617,535	11.06%		7,000	8,318	8,318
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	552	552
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,250	1,250
Mediquitous Co., Ltd.	5,080	0.58%		1,250	1,442	1,442
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
Monit Co., Ltd.	166,667	7.14%		1,000	1,000	1,000
3i Powergen Inc.	—	15.00%		1,482	—	—
Enersys Co., Ltd.	9,763	19.62%		2,050	2,050	2,050
Kalman Co., Ltd.	23,172	9.54%		1,000	1,000	1,000
Himet Co., Ltd.	1,754,386	13.93%		5,000	5,000	5,000
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pioneer Gas Power Limited (*5)	123,200,010	38.50%		49,831	—	—
Bobaek C&S Co., Ltd.	13,246	0.87%		2,000	2,000	2,000
BDI Co., Ltd. (*3,4)	6,390,478	32.50%		—	—	—
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
SAMBO AUTO. Co., Ltd.	15,066	0.02%	~~W~~	38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Pyungsan SI Co., Ltd.	434	0.01%		4	4	4
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
Newasia Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	30	30
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		110	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2
Biwang Industry Co., Ltd.	406	0.04%		2	2	2
Young Sung Co., Ltd.	89	0.40%		27	27	27
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	16
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	23	23
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%		147	7	7
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	6	6
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
B CON Co., Ltd.	96	1.16%	~~W~~	6	6	6
Ace Integration Co., Ltd.	105	0.09%		23	23	23
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		135	1	1
HyoDong Development Co., Ltd.	128	0.16%		25	1	1
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Sevenvalley JC	24	0.02%		12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—
Ptotronics Co., Ltd.	843	0.42%		84	6	6
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co., Ltd.	47	0.21%		2	2	2
Samdo Industry Electric Co.,Ltd.	48	0.02%		—	—	—
Shinsei Trading Co., Ltd.	64	0.72%		5	5	5
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%		191	17	17
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co.,Ltd.	555	0.80%		3	3	3
Sewon Bus Co.,Ltd.	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
Choheung packing Co., Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		12	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	13	13
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		17	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	—	—
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Puruen Environment Co., Ltd.	967	1.34%		20	20	20
Miretech Co., Ltd.	9,111	0.27%		18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
Ilwoo Steel Co., Ltd.	41	0.28%	~~W~~	16	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	34	34
Wongwang Door Corp.	575	1.00%		29	29	29
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sungchang Tech Co., Ltd.	159	0.31%		10	19	19
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	2	2
Caffe Bene Co.,Ltd.	1,908	0.03%		9	9	9
Jinhung Packaging Co., Ltd.	4,329	3.02%		22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Daeji Product Co., Ltd.	15	0.05%		1	—	—
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ewon materials Co., Ltd.	834	0.51%		83	6	6
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
S.I.T. Co.,Ltd	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co.,Ltd.	69	0.12%		7	7	7
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Han Mi Flexible Co., Ltd.	143	0.20%		43	43	43
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
Dae Myung Co., Ltd.	114	0.08%		3	3	3
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8
Buyoung Panji Co., Ltd.	478	0.44%		12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
TK Co., Ltd.	307	0.70%	~~W~~	15	15	15
Arari Co., Ltd.	14	0.05%		1	1	1
C&S Corporation Co., Ltd.	1,304	0.01%		13	13	13
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3
Steellife Co., Ltd.	85	0.06%		4	4	4
Geumhan Co., Ltd.	498	0.24%		7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Wenex Co., Ltd.	373	0.53%		19	19	19
Sulim Co., Ltd.	30	0.20%		6	6	6
Shinkwang Engineering	24	0.36%		2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Woosung I.B. Co., Ltd.	7,071	0.07%		14	14	14
CAP Korea Co., Ltd.	16	0.30%		3	3	3
MSM Co., Ltd.	25	0.08%		—	—	—
Ddpopstyle Co., Ltd.	22	0.14%		—	—	—
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
Newko Co., Ltd.	331	0.06%		10	10	10
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9
Geumdani Co., Ltd.	2,377	1.82%		36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		—	—	—
Coco Food Co., Ltd.	648	1.24%		32	32	32
Woori Industry Co., Ltd.	102	1.05%		20	20	20
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%		4	1	1
SH Co., Ltd.	39	0.20%		8	8	8
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Getron Co., Ltd.	7,259	0.20%		36	4	4
Jungmun Co., Ltd.	19	0.26%		2	2	2
JM Tech Co., Ltd.	403	0.67%		81	10	10
Choigang-gujo Co., Ltd.	61	0.45%		6	1	1
Hosungsteel Co., Ltd.	323	0.26%		14	3	3
Uktae IND. Co., Ltd.	140	0.12%		7	1	1
JFC Co., Ltd.	16	0.01%		2	2	2
Hyundai Tech Co., Ltd.	28	0.69%		10	10	10
Daeil Co., Ltd.	301	0.42%		15	2	2
Daehyeon Recycle Co., Ltd.	59	0.61%		12	12	12
Metal Link Inc. Co., Ltd.	709	0.17%		35	4	4
Pipetec Korea Co., Ltd.	50	0.07%		10	1	1
SungJin Tech Co., Ltd.	803	1.20%		24	8	8
Yujin E&C Co., Ltd.	29	0.18%		6	—	—
Daishin Logistics Co., Ltd.	13	0.09%		1	1	1
JinSung Engineering Co., Ltd.	18	0.30%		18	18	18
Yongho Industry Co., Ltd.	157	0.22%		32	2	2
Wow tech Co., Ltd.	369	0.75%		11	11	11

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
World Power Tech Co., Ltd.	16	0.28%	~~W~~	24	24	24
PBM Auto Co., Ltd.	1,001	1.06%		10	10	10
K2 Motors Co., Ltd.	54	0.28%		1	1	1
CL Tech Co., Ltd.	801	2.25%		40	40	40
Mirae Industry Co., Ltd.	39	0.04%		6	6	6
Gentak Korea Co., Ltd.	301	0.31%		8	8	8
Sungjin Chemical Co., Ltd.	118	0.36%		4	4	4
LMAT Co., Ltd.	198	0.04%		20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%		38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%		32	32	32
Saeheemang Co., Ltd.	756	0.60%		15	15	15
Vornech Co., Ltd.	431	0.37%		11	2	2
Woojin Formtech Co., Ltd.	76	0.08%		8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%		6	1	1
Sinwa J&K Co., Ltd.	476	0.28%		5	5	5
Owon E&G Co., Ltd.	132	0.20%		4	4	4
Guseong Co., Ltd.	141	0.20%		4	4	4
Irefarm Co., Ltd.	45	0.30%		3	3	3
Haenarae Agricultural Corp.	15	0.03%		2	2	2
DECO&E Co., Ltd.	1,261	0.00%		2	2	2
Design Beyond Co., Ltd.	17	0.19%		2	2	2
LBK Co., Ltd.	8	0.05%		2	2	2
Duckwon industrial Co., Ltd.	32	0.43%		13	13	13
ASPT Co., Ltd.	64	0.82%		19	19	19
SIMA Co., Ltd.	29	0.05%		3	3	3
Jingkang Resources Co., Ltd.	90	1.57%		13	13	13
CIC Tech Co., Ltd.	96	0.54%		10	10	10
Fourever Co., Ltd.	44	0.10%		4	4	4
Myungil Metal Co., Ltd.	80	0.10%		4	4	4
Daeshin ECM Co., Ltd.	182	0.30%		9	9	9
Greencarbon Co., Ltd.	79	0.06%		1	1	1
Sunkoo Co., Ltd.	4	0.10%		2	2	2
Jians Construction Co., Ltd.	45	0.01%		2	4	4
DH trading Co., Ltd.	891	0.04%		178	—	—
Sangsin Co., Ltd.	29	0.09%		16	16	16
Steel focus Co., Ltd.	154	0.20%		5	5	5
Kamada Korea Co., Ltd.	437	0.33%		23	23	23
Fosys Co., Ltd.	19	0.08%		4	4	4
GB precision Co., Ltd.	137	0.57%		1	1	1
Ewon Art Co., Ltd.	185	0.61%		9	9	9
DI Tech Co., Ltd.	3	0.00%		1	—	—
Hans AD Co., Ltd.	33	0.35%		2	2	2
Chaegim Environment Development Co., Ltd.	158	0.01%		4	3	3
Daesung Stain Co., Ltd.	32	0.32%		2	1	1
U&I Co., Ltd.	50	0.22%		5	5	5
World One Co., Ltd.	401	0.58%		10	10	10
Yewon Co., Ltd.	24	0.02%		1	1	1
TSNT Co., Ltd.	119	0.00%		24	24	24
Shinsung Tech Co., Ltd.	314	0.01%		16	16	16
Loft Garden Co., Ltd.	1	0.04%		—	—	—
Handon Co., Ltd.	74	0.25%		11	11	11
GH Tech Co., Ltd.	82	0.22%		3	3	3
Daeo Co., Ltd.	13	0.23%		4	4	4

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
Bokwang Co., Ltd.	76	0.00%	~~W~~	15	15	15
Samkum Industry Co., Ltd.	201	0.48%		40	40	40
Dyntex Korea Co., Ltd.	75	0.28%		15	15	15
Mirae Engineering Co., Ltd.	66	0.15%		1	1	1
Ilshin Tech Co., Ltd.	36	0.00%		7	7	7
Sukwon Co., Ltd.	2,885	0.59%		29	29	29
White&Clean Foods Co., Ltd.	330	0.00%		3	3	3
Michang Cable Co., Ltd.	1,096	0.13%		16	16	16
G.M Foods Co., Ltd.	57	0.16%		9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%		8	8	8
Daeju Steel Co., Ltd.	11	0.20%		1	—	—
Hyundai Glass Co., Ltd.	860	0.83%		43	43	43
MEC Co., Ltd.	16,468	1.17%		41	41	41
Daeyeoneco Co., Ltd.	151	0.00%		15	15	15
Hyesung Cable&Communication Inc.	762	0.39%		38	38	38
Sangjin Co., Ltd.	428	0.35%		21	21	21
Iksan-guwon Co., Ltd.	563	0.00%		11	11	11
Korea Remicon Co., Ltd.	36	0.03%		5	5	5
New Tech Co., Ltd.	23	0.15%		2	2	2
Segeon Co., Ltd.	124	0.00%		4	4	4
MS Tech Co., Ltd.	9	0.15%		1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Woongjin Energy Co., Ltd.	94	0.00%		9	9	9
Eunsung Industrial Co., Ltd.	3	0.03%		—	—	—
KPE Co., Ltd.	51	0.19%		13	13	13
Dongbangfarms Co., Ltd.	904	0.55%		40	4	4
Altron Jeonju Co., Ltd.	34,846	1.34%		697	5	5
K Shipbuilding Co., Ltd.	8,622	0.25%		1,078	1,078	1,078
Shinjin International Corporation Co., Ltd.	4	0.01%		1	1	1
RMK Co., Ltd.	63	0.90%		22	22	22
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
Seokjin E&T Co., Ltd.	81	0.06%		8	8	8
Seohan Food Co., Ltd.	83	0.19%		2	2	2
JSL Co., Ltd.	51	0.49%		3	3	3
Seil Textile Co., Ltd.	16	0.15%		3	3	3
Sungdo Pack Co., Ltd.	15	0.06%		1	1	1
Coffeenie Co., Ltd.	2	0.00%		—	—	—
Medi Pharma Plan Co., Ltd.	1,075	0.26%		108	7	7
Woori Ascon Co., Ltd.	25	0.34%		10	10	10
Cheonwoo E.P.S Co., Ltd.	371	1.10%		19	19	19
Koa Tech Co., Ltd.	1,244	0.77%		12	12	12
SKE Cable Co., Ltd.	120	0.08%		6	6	6
Hi Korea Co., Ltd.	1,845	1.94%		185	21	21
Daeheung Engineering Co., Ltd.	65	0.01%		1	1	1
Etapol Co., Ltd.	1,361	0.54%		41	41	41
Yoongwon Korea Co., Ltd.	157	1.47%		31	31	31
Avoh Ceramic&Bath Co., Ltd.	173	0.14%		3	3	3
Dongyang R.P.F. Industrial Co., Ltd.	59	0.03%		2	2	2
Yuil Engineering Co., Ltd.	14	0.03%		1	1	1
Taesan Co., Ltd.	146	0.69%		35	35	35

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
Thermo Tec Co., Ltd.	446	0.03%	~~W~~	4	4	4
DaeYang Hydro Co., Ltd.	6	0.02%		1	1	1
SangMoo Steel Co., Ltd.	24	0.04%		2	2	2
Jungin Distribution Co., Ltd.	17	0.00%		3	3	3
TheSun Co., Ltd.	77	0.06%		1	1	1
ChoungHwa Precise Co., Ltd.	428	0.08%		43	4	4
Snopa Co., Ltd.	458	0.01%		5	5	5
SKD Korea Co., Ltd.	40	0.28%		20	20	20
Samhyup Co., Ltd.	376	0.91%		38	38	38
Gogang Aluminum Co., Ltd.	828	1.52%		41	41	41
Taekwang Paper Board Co., Ltd.	133	0.49%		23	23	23
NY Tech Co., Ltd.	33	0.15%		2	2	2
Dongbang Metal Co., Ltd.	1,985	0.32%		20	20	20
Samwang Co., Ltd.	170	0.25%		17	17	17
Guseul Co., Ltd.	89	0.23%		9	9	9
Gaone International Co., Ltd.	54	0.29%		14	14	14
Dongyang Pratech Co., Ltd.	265	1.21%		29	29	29
Samjin Placo Co., Ltd.	661	0.52%		33	33	33
MS Steel Industrial Co., Ltd.	167	0.40%		8	8	8
STS Global Co., Ltd.	9	0.04%		—	—	—
Y Tech Co., Ltd.	855	0.65%		34	34	34
J&J Tech Co.	14	0.22%		1	1	1
Shield Board Co., Ltd.	165	0.15%		3	3	3
SFC International Co., Ltd.	11	0.01%		1	1	1
Hana ITM Inc.	8,443	0.70%		84	84	84
Jeuvis Co., Ltd.	191	0.30%		2	2	2
JBM Co., Ltd.	662	0.34%		20	20	20
Jungwoo Metal Solution Co., Ltd.	27	0.08%		2	2	2
MS Precision Co., Ltd.	220	0.16%		22	22	22
YM Tech Co., Ltd.	2	0.01%		—	—	—
C&C ENG Co., Ltd.	439	1.59%		22	22	22
Daejoo E&G Co., Ltd.	133	0.00%		27	27	27
Taeyoung Precision Co., Ltd.	31	0.22%		—	—	—
Shin Heung Precision Co., Ltd.	93	4.63%		4	4	4
TaeGwang P&C Co., Ltd.	530	0.90%		13	13	13
KyeongGwang Tech Co., Ltd.	244	1.04%		7	7	7
Wonil Image Maker Inc.	16	0.04%		—	—	—
Vehicle System Co., Ltd.	225	0.19%		23	23	23
Moohan Enterprise Co., Ltd.	63	0.12%		3	3	3
C&A Industries Co., Ltd.	42,062	0.26%		21	21	21
CH Solution Co., Ltd.	1,456	0.16%		4	4	4
Value Invest Korea Co., Ltd.	8	0.00%		2	2	2
HNT Co., Ltd.	8,567	0.09%		9	9	9
Sunquen Co., Ltd.	4	0.01%		—	—	—
Shabath Co., Ltd.	48	0.04%		6	6	6
Woori Elec Co., Ltd.	102	0.17%		6	6	6
Dong-Yang Special Casting Co., Ltd.	1,027	0.41%		21	21	21
Haegang Industry Co., Ltd.	1,687	1.13%		25	25	25
Daone Co., Ltd.	860	0.23%		9	9	9
Yeowoon Co., Ltd.	3	0.00%		1	1	1
Evertrue Co., Ltd.	15	0.00%		—	1	1
Libechen Co., Ltd.	151	0.13%		8	8	8
Hongin Co., Ltd.	149	0.22%		45	45	45
Bolim Co., Ltd.	37	0.10%		5	5	5
Neo Life Co., Ltd.	19	0.04%		—	—	—
T-Eng Co., Ltd.	123	1.05%		25	25	25
Badanuri	8	0.10%		2	2	2
Ki Soo Precision Co., Ltd.	325	0.44%		98	27	27
DNGV	5,516	0.14%		11	11	11

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
BJ Korea	446	0.81%	~~W~~	40	40	40
R&S Co., Ltd.	291	0.61%		4	4	4
Daekyoung Co., Ltd.	85	0.66%		17	17	17
Dongyang Environment	141	0.38%		7	7	7
KEE Co., Ltd.	64	0.63%		13	13	13
Asia Platech Co., Ltd.	932	3.59%		47	47	47
HyoChang Industrial Co., Ltd	10,930	0.59%		5	5	5
Semin Environmental Design Co., Ltd.	14	0.04%		—	—	—
JungAng PNA Co., Ltd.	385	0.61%		8	8	8
CNEGS Co., Ltd.	80	0.07%		7	7	7
HaeDeuRim Co., Ltd.	70	0.41%		11	11	11
CMTI Co., Ltd.	65	0.15%		2	2	2
JMT Co., Ltd.	6,133	0.39%		15	15	15
SeJung Precision Industrial Co., Ltd.	141	0.43%		14	14	14
SGTech	30	0.66%		3	3	3
OhBakSaDatkeom Co., Ltd.	52	0.23%		3	3	3
GeumChangHwaseom Co., Ltd.	119	1.02%		12	12	12
SeongMinSusan Co., Ltd.	371	0.09%		4	4	4
DreamFact Co., Ltd.	77	0.10%		3	3	3
DonEWorld Co., Ltd.	125	0.68%		10	10	10
DongSuh Co., Ltd.	18	0.23%		2	2	2
Dondodam Co., Ltd.	262	0.34%		13	13	13
Vision Food Co., Ltd.	1,732	1.00%		87	87	87
A One Metal Co., Ltd.	156	0.89%		16	16	16
ECO Plus Co., Ltd.	2,786	0.91%		3	3	3
Seong An Synthetics Co., Ltd.	200,684	2.91%		2,007	2,007	2,007
DaeWoon Tech Co., Ltd.	106	0.26%		3	3	3
KoWEEO Co., Ltd.	38	0.05%		2	2	2
IK Co., Ltd.	14	0.06%		1	1	1
Eco Join Co., Ltd.	145	0.03%		2	2	2
Yuk Hwawon Co., Ltd.	567	0.25%		12	12	12
Yun Hwawon FND Co., Ltd.	496	0.84%		25	25	25
GoRyeoInSam Co., Ltd.	197	0.41%		30	30	30
HyeJin IND Co., Ltd.	77	0.26%		4	4	4
Cheongsong JungAng Aluminum Co., Ltd.	1,300	0.14%		20	20	20
Easy Tape Co., Ltd.	144	0.30%		14	14	14
Gyeonganaseukon	51	0.85%		10	10	10
Biseullo Co., Ltd.	11	0.03%		1	1	1
Cest Co., Ltd.	152	1.43%		76	76	76
MDT Co., Ltd.	57	0.30%		6	6	6
KDP Sieori Co., Ltd.	511	0.50%		6	6	6
KREMS Co., Ltd.	868	0.81%		347	347	347
Hanam Industrial Co., Ltd.	87	0.80%		13	13	13
R Light Co., Ltd.	437	0.41%		5	5	5
Daewon SNP Co., Ltd.	2,656	0.44%		93	93	93
Goryeo Filter Co., Ltd.	31	0.07%		2	2	2
Daehan Special Metal Co., Ltd.	2,326	5.89%		931	931	931
Hungaforming Co., Ltd.	397	0.64%		20	20	20
HyeopJin PL Co., Ltd.	7,889	0.72%		39	39	39
Seun Co., Ltd.	61	0.69%		3	3	3
AOS Co., Ltd.	25	0.16%		1	1	1
SamHan Industrial Co., Ltd.	215	0.45%		3	3	3

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
YangJI EnterPrise Co., Ltd.	16	0.04%	~~W~~	3	3	3
GyungNam Metal Co., Ltd.	698	0.07%		17	17	17
Yoolim industrial Co., Ltd.	1,560	1.98%		234	234	234
Haemirae Co., Ltd.	57	0.25%		4	4	4
KROPC Co., Ltd.	1,297	1.19%		26	26	26
Mirae Seesco Co. Ltd.	17	0.04%		2	2	2
SungMin Industrial Co., Ltd.	229	2.80%		34	34	34
Kunyang Co., Ltd.	44	0.12%		4	4	4
CAT Co., Ltd.	40	0.27%		3	3	3
JeongJin Nurimaru Co., Ltd.	218	1.08%		33	33	33
GeunHo Precision Co., Ltd.	1,770	0.98%		133	133	133
HwaIn Inemtek Co., Ltd.	327	0.60%		43	43	43
TS Steel Co., Ltd.	202	0.13%		20	20	20
SaeHan Food Co., Ltd.	23	0.40%		5	5	5
SamYeong Engineer Co., Ltd.	501	0.55%		10	10	10
GumYoung General Co., Ltd.	6,522	0.06%		13	13	13
SaeUm Global Co., Ltd.	207	0.06%		5	5	5
Work life balance Co., Ltd.	9	0.92%		1	1	1
YuJin Hightech Co., Ltd.	152	0.58%		15	15	15
GOC Co., Ltd.	4,415	0.16%		44	44	44
Fraijour Queen Co., Ltd.	73	0.56%		3	3	3
Wnt Co., Ltd.	57	0.19%		6	6	6
Tae Gwang Engineer Co., Ltd.	406	2.60%		41	41	41
GSB Co., Ltd.	370	1.03%		37	37	37
MCI Co., Ltd.	760	0.12%		23	23	23
Wonchang steel Co., Ltd.	66	0.16%		7	7	7
GukWon Construction Co., Ltd.	9	0.00%		—	—	—
Friend Co., Ltd.	2,745	0.46%		55	55	55
AppleLind Networks Co., Ltd.	2,417	0.12%		11	11	11
HSC Co., Ltd.	7,174	2.69%		36	36	36
ChangShin Plant Co., Ltd.	108	1.40%		22	22	22
PyeongKang Precision Co., Ltd.	3	0.01%		—	—	—
ShinSung Co., Ltd.	66	0.58%		13	13	13
DreamHightech Co., Ltd.	137	0.16%		7	7	7
WooHo Construction Co., Ltd.	35	0.02%		2	2	2

				352,191	309,709	309,709

Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	~~W~~	491	535	535
Ino Platech Co., Ltd.	—	—		1,080	1,194	1,194
Daebon Tech Co., Ltd.	—	—		3,000	3,316	3,316

				4,571	5,045	5,045

			~~W~~	683,192	674,850	674,850

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss for the year ended December 31, 2024.

(*3)

The Group acquired shares in the entity through conversion of investments performed in corporate rehabilitation procedures, and classified the investment in the entity as financial assets at fair value through other comprehensive income as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed.

(*4)	During the year ended December 31, 2024, BDI Co., Ltd. was delisted as the Court dismissed the application for temporary injunction requiring the suspension of delisting decision and others.
(*5)

The entity is undergoing corporate rehabilitation procedures for the year ended December 31, 2024 and the Group cannot hold significant influence over the entity until the corporate rehabilitation procedures are completed. Therefore, investments in the entity were reclassified as financial assets at fair value through other comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	55,356	55,356
KG Mobility Co., Ltd. (formerly, Ssangyong Motor Co., Ltd.)	12,205	0.01%		428	106	106
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	43	43
PAN Ocean Co., Ltd.	1,492	0.00%		14	6	6
STX Heavy Industries Co., Ltd.	68,874	0.24%		537	806	806
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	95,505	95,505
Denison Mines Corp.	58,284,000	6.54%		84,134	131,790	131,790
Fission Uranium Corp.	100,000	0.01%		41	105	105
SangSangin Industry Co., Ltd.	1,457	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Aone Alform Co., Ltd.	2,672	0.04%		19	4	4
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,327	1,327
BDI Co., Ltd. (*3)	6,390,478	32.54%		—	—	—

				325,220	285,054	285,054

Unlisted (*1)
Hwan Young Steel Co., Ltd.	10,916	0.14%	~~W~~	1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		4	4	4
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
Newasia Co., Ltd. (formerly, AJS Co., Ltd.)	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	30	30
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		110	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
Biwang Industry Co., Ltd.	406	0.04%	~~W~~	2	2	2
Young Sung Co., Ltd.	89	0.40%		26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	15
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%		148	7	7
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
B CON Co., Ltd.	96	1.16%		6	6	6
Ace Integration Co., Ltd.	105	0.09%		24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		134	1	1
HyoDong Development Co., Ltd.	128	0.16%		25	1	1
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Younil Metal Co., Ltd.	41	0.21%		21	21	21
Sevenvalley JC (formerly, CJ Paradise Co., Ltd.)	24	0.02%		12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—
Ptotronics Co., Ltd.	843	0.42%		84	6	6
NFT Co., Ltd.	136	0.40%		8	8	8
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co., Ltd.	47	0.21%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%	~~W~~	6	—	—
Samdo Industry Electric Co.,Ltd.	48	0.02%		1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%		5	5	5
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%		191	17	17
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co.,Ltd.	555	0.80%		3	3	3
Sewon Bus Co.,Ltd.	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
Set Holding (*2)	1,100,220	2.50%		229,255	165,923	165,923
Choheung packing Co., Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	13	13
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		17	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	—	—
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	34	34
Wongwang Door Corp.	575	1.00%		29	29	29
Mansu Co.,Ltd.	344	0.25%		15	15	15
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sungchang Tech Co., Ltd.	159	0.31%		19	19	19
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	2	2
Amanex Co., Ltd.	10	0.02%		9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%		4	4	4
Caffe Bene Co.,Ltd.	1,908	0.03%		9	9	9
Jinhung Packaging Co., Ltd.	4,329	3.02%		22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Daeji Product Co., Ltd.	15	0.05%		1	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
SSET Co., Ltd.	181	0.30%	~~W~~	18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ewon materials Co., Ltd. (formerly, Shinwoo Toptech Co., Ltd.)	834	0.51%		83	6	6
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Youngshin Plus Co., Ltd.	104	0.12%		5	5	5
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
S.I.T. Co.,Ltd	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co.,Ltd.	69	0.12%		7	7	7
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Han Mi Flexible Co., Ltd.	143	0.20%		43	43	43
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
Dae Myung Co., Ltd.	114	0.08%		3	3	3
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8
Buyoung Panji Co., Ltd.	478	0.44%		12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23
TK Co., Ltd.	307	0.70%		15	15	15
Arari Co., Ltd.	14	0.05%		1	1	1
C&S Corporation Co., Ltd.	1,304	0.01%		13	13	13
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3
Steellife Co., Ltd.	85	0.06%		4	4	4
Geumhan Co., Ltd.	498	0.24%		7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Wenex Co., Ltd.	373	0.53%		19	19	19
Sulim Co., Ltd.	30	0.20%		6	6	6
Shinkwang Engineering	24	0.36%		2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Woosung I.B. Co., Ltd.	7,071	0.07%		14	14	14

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
CAP Korea Co., Ltd.	16	0.30%	~~W~~	3	3	3
MSM Co., Ltd.	25	0.08%		—	—	—
Ddpopstyle Co., Ltd.	22	0.14%		1	1	1
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
Newko Co., Ltd.	331	0.06%		10	10	10
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9
Geumdani Co., Ltd.	2,377	1.82%		36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		1	1	1
Coco Food Co., Ltd.	648	1.24%		33	33	33
Woori Industry Co., Ltd.	102	1.05%		21	21	21
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%		4	1	1
SH Co., Ltd.	39	0.20%		8	8	8
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Getron Co., Ltd.	7,259	0.20%		37	4	4
Jungmun Co., Ltd.	19	0.26%		2	2	2
JM Tech Co., Ltd.	403	0.67%		82	10	10
SGC Energy Co., Ltd.	580,000	5.00%		2,900	6,249	6,249
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	1,937	1,937
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.33%		500	399	399
IPS Bio Co., Ltd.	1,975	3.13%		1,000	897	897
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Choigang-gujo Co., Ltd.	61	0.45%		6	1	1
Hosungsteel Co., Ltd.	323	0.26%		14	3	3
Uktae IND. Co., Ltd.	140	0.12%		7	1	1
JFC Co., Ltd.	16	0.01%		2	2	2
Hyundai Tech Co., Ltd.	28	0.69%		10	10	10
Daeil Co., Ltd.	301	0.42%		15	2	2
Daehyeon Recycle Co., Ltd.	59	0.61%		12	12	12
Metal Link Inc. Co., Ltd.	709	0.17%		35	4	4
Pipetec Korea Co., Ltd.	50	0.07%		10	1	1
SungJin Tech Co., Ltd.	803	1.20%		24	8	8
Yujin E&C Co., Ltd.	29	0.18%		6	—	—
Daishin Logistics Co., Ltd.	13	0.09%		1	1	1
JinSung Engineering Co., Ltd.	18	0.30%		18	18	18
Yongho Industry Co., Ltd.	157	0.22%		32	1	1
Wow tech Co., Ltd.	369	0.75%		11	11	11
World Power Tech Co., Ltd.	16	0.28%		24	24	24
PBM Auto Co., Ltd.	1,001	1.06%		10	10	10
K2 Motors Co., Ltd.	54	0.28%		1	1	1
CL Tech Co., Ltd.	801	2.25%		40	40	40
Mirae Industry Co., Ltd.	39	0.04%		6	6	6
Gentak Korea Co., Ltd.	301	0.31%		8	8	8
Sungjin Chemical Co., Ltd.	118	0.36%		4	4	4

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
LMAT Co., Ltd.	198	0.04%	~~W~~	20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%		38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%		32	32	32
Saeheemang Co., Ltd.	756	0.60%		15	15	15
Vornech Co., Ltd.	431	0.37%		11	2	2
Woojin Formtech Co., Ltd.	76	0.08%		8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%		6	1	1
Sinwa J&K Co., Ltd.	476	0.28%		5	5	5
Owon E&G Co., Ltd.	132	0.20%		4	4	4
Guseong Co., Ltd.	141	0.20%		3	3	3
Irefarm Co., Ltd.	45	0.30%		3	3	3
Haenarae Agricultural Corp.	15	0.03%		2	2	2
DECO&E Co., Ltd.	1,261	0.00%		2	2	2
Design Beyond Co., Ltd.	17	0.19%		2	2	2
LBK Co., Ltd.	8	0.05%		1	1	1
Duckwon industrial Co., Ltd.	32	0.43%		13	13	13
ASPT Co., Ltd.	64	0.82%		19	19	19
SIMA Co., Ltd.	29	0.05%		3	3	3
Jingkang Resources Co., Ltd.	90	1.57%		13	13	13
Eslin Co., Ltd.	39	0.14%		8	8	8
CIC Tech Co., Ltd.	96	0.54%		10	10	10
Orano Expansion	5,742,405	4.72%		—	—	—
Fourever Co., Ltd.	44	0.10%		4	4	4
Myungil Metal Co., Ltd.	80	0.10%		4	4	4
Daeshin ECM Co., Ltd.	182	0.30%		9	9	9
Greencarbon Co., Ltd.	79	0.06%		1	1	1
Sunkoo Co., Ltd.	4	0.10%		2	2	2
Jians Construction Co., Ltd.	45	0.01%		2	4	4
DH trading Co., Ltd.	891	0.04%		178	—	—
Sangsin Co., Ltd.	29	0.09%		15	15	15
Steel focus Co., Ltd.	154	0.20%		4	4	4
Kamada Korea Co., Ltd.	437	0.33%		22	22	22
Fosys Co., Ltd.	19	0.08%		4	4	4
GB precision Co., Ltd.	137	0.57%		1	1	1
Ewon Art Co., Ltd.	185	0.61%		9	9	9
DI Tech Co., Ltd.	3	0.00%		—	—	—
Hans AD Co., Ltd.	33	0.35%		2	2	2
Chaegim Environment Development Co., Ltd.	158	0.01%		3	3	3
Daesung Stain Co., Ltd.	32	0.32%		2	2	2
YSM Co., Ltd.	281	2.07%		14	14	14
U&I Co., Ltd.	50	0.22%		5	5	5
World One Co., Ltd.	401	0.58%		10	10	10
Yewon Co., Ltd.	24	0.02%		1	—	—
TSNT Co., Ltd.	119	0.00%		24	24	24
Shinsung Tech Co., Ltd.	314	0.01%		16	16	16
Loft Garden Co., Ltd.	1	0.04%		—	—	—
Handon Co., Ltd.	74	0.25%		11	11	11
GH Tech Co., Ltd.	82	0.22%		3	3	3
Daeo Co., Ltd.	13	0.23%		4	4	4
Bokwang Co., Ltd.	76	0.00%		15	15	15
Samkum Industry Co., Ltd.	201	0.48%		40	40	40
Dyntex Korea Co., Ltd.	75	0.28%		15	15	15
Mirae Engineering Co., Ltd.	66	0.15%		1	1	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
Ilshin Tech Co., Ltd.	36	0.00%	~~W~~	7	7	7
Sukwon Co., Ltd.	2,885	0.59%		29	29	29
Hae-sung Metal Co., Ltd.	159	0.17%		3	3	3
White&Clean Foods Co., Ltd.	330	0.00%		3	3	3
Michang Cable Co., Ltd.	1,096	0.13%		16	16	16
G.M Foods Co., Ltd.	57	0.16%		9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%		8	8	8
Daeju Steel Co., Ltd.	11	0.20%		1	1	1
Hyundai Glass Co., Ltd.	860	0.83%		43	43	43
MEC Co., Ltd.	16,468	1.17%		41	41	41
Daeyeoneco Co., Ltd.	151	0.00%		15	15	15
Hyesung Cable&Communication Inc.	762	0.39%		38	38	38
Sangjin Co., Ltd.	428	0.35%		21	21	21
Topis Co., Ltd.	246	0.71%		14	14	14
Iksan-guwon Co., Ltd.	563	0.00%		11	11	11
Korea Remicon Co., Ltd.	36	0.03%		5	5	5
New Tech Co., Ltd.	23	0.15%		2	2	2
Segeon Co., Ltd.	124	0.00%		4	4	4
MS Tech Co., Ltd.	9	0.15%		1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Woongjin Energy Co., Ltd.	94	0.00%		9	9	9
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,154	1,154
Fine Powerex Co., Ltd.	72,633	4.58%		1,500	1,772	1,772
Eunsung Industrial Co., Ltd.	3	0.03%		1	1	1
KPE Co., Ltd.	51	0.19%		13	13	13
Dongbangfarms Co., Ltd.	904	0.55%		41	5	5
Sungdo Pack Co., Ltd.	15	0.06%		1	1	1
Coffeenie Co., Ltd.	2	0.00%		1	1	1
Medi Pharma Plan Co., Ltd.	1,075	0.26%		108	8	8
Woori Ascon Co., Ltd.	25	0.34%		10	10	10
Dong Shin Hydraulies Co., Ltd.	9,460	0.14%		47	47	47
Cheonwoo E.P.S Co., Ltd.	371	1.10%		19	19	19
Koa Tech Co., Ltd.	1,244	0.77%		12	12	12
SKE Cable Co., Ltd.	120	0.08%		6	6	6
Hi Korea Co., Ltd.	1,845	1.94%		185	185	185
Daeheung Engineering Co., Ltd.	65	0.01%		1	1	1
Etapol Co., Ltd.	1,361	0.54%		41	41	41
Yoongwon Korea Co., Ltd. (formerly, Yoongwon International Co., Ltd.)	157	1.47%		31	31	31
Avoh Ceramic&Bath Co., Ltd.	173	0.14%		3	3	3
Dongyang R.P.F. Industrial Co., Ltd.	59	0.03%		2	2	2
Yuil Engineering Co., Ltd.	14	0.03%		1	1	1
Taesan Co., Ltd.	146	0.69%		35	35	35
Seokjin E&T Co., Ltd.	81	0.06%		8	8	8
Agencore Co., Ltd.	175,779	8.32%		2,200	2,200	2,200
SamHong Machinery. EMC Co., Ltd.	476,192	8.98%		5,000	5,000	5,000
Thermo Tec Co., Ltd.	446	0.03%		4	4	4
DaeYang Hydro Co., Ltd.	6	0.02%		1	1	1
SangMoo Steel Co., Ltd.	24	0.04%		2	2	2
Jungin Distribution Co., Ltd.	17	0.00%		3	3	3
TheSun Co., Ltd.	77	0.06%		1	1	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
Daewoong and Technology Co., Ltd.	423	1.14%	~~W~~	42	42	42
ChoungHwa Precise Co., Ltd.	428	0.08%		43	4	4
Snopa Co., Ltd.	458	0.01%		5	5	5
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	739	739
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,001	1,001
Samhyup Co., Ltd.	376	0.91%		38	38	38
Gogang Aluminum Co., Ltd.	828	1.52%		41	41	41
Taekwang Paper Board Co., Ltd.	133	0.49%		23	23	23
NY Tech Co., Ltd.	33	0.15%		2	2	2
Dongbang Metal Co., Ltd.	1,985	0.32%		20	20	20
Samwang Co., Ltd.	170	0.25%		17	17	17
Yurim CNF Co., Ltd.	15	0.23%		2	2	2
Guseul Co., Ltd.	89	0.23%		9	9	9
Gaone International Co., Ltd.	54	0.29%		14	14	14
Dongyang Pratech Co., Ltd.	265	1.21%		29	29	29
Samjin Placo Co., Ltd.	661	0.52%		33	33	33
MS Steel Industrial Co., Ltd.	167	0.40%		8	8	8
STS Global Co., Ltd.	9	0.04%		1	1	1
Y Tech Co., Ltd.	855	0.65%		34	34	34
J&J Tech Co.	14	0.22%		1	1	1
Shield Board Co., Ltd.	165	0.15%		3	3	3
SFC International Co., Ltd.	11	0.01%		1	1	1
Hana ITM Inc.	8,443	0.70%		84	84	84
Jeuvis Co., Ltd.	191	0.30%		2	2	2
JBM Co., Ltd.	662	0.34%		20	20	20
Jungwoo Metal Solution Co., Ltd.	27	0.08%		2	2	2
MS Precision Co., Ltd.	220	0.16%		22	22	22
YM Tech Co., Ltd.	2	0.01%		1	1	1
C&C ENG Co., Ltd.	439	1.59%		22	22	22
Daejoo E&G Co., Ltd.	133	0.00%		27	27	27
Taeyoung Precision Co., Ltd.	31	0.22%		1	1	1
Shin Heung Precision Co., Ltd.	93	4.63%		4	4	4
TaeGwang P&C Co., Ltd.	530	0.90%		13	13	13
KyeongGwang Tech Co., Ltd.	244	1.04%		7	7	7
Altron Jeonju Co., Ltd.	34,846	1.34%		697	5	5
SKD Korea Co., Ltd.	40	0.28%		20	20	20
Moohan Enterprise Co., Ltd.	63	0.12%		3	3	3
Value Invest Korea Co., Ltd.	8	0.00%		2	2	2
Beomju Co., Ltd.	1,037	0.60%		42	42	42
C&A Industries Co., Ltd.	42,062	0.26%		21	21	21
Vehicle System Co., Ltd.	225	0.19%		23	23	23
CH Solution Co., Ltd.	1,456	0.16%		4	4	4
HNT Co., Ltd.	8,567	0.09%		9	9	9
Sunquen Co., Ltd.	4	0.01%		—	—	—
Hapdong Co., Ltd.	7,096	1.08%		106	106	106
Shabath Co., Ltd.	48	0.04%		6	6	6
Woori Elec Co., Ltd.	102	0.17%		5	5	5
Dong-Yang Special Casting Co., Ltd.	1,027	0.41%		21	21	21
DYC Co., Ltd.	638	1.73%		96	96	96
Haegang Industry Co., Ltd.	1,687	1.13%		25	25	25
Daone Co., Ltd.	860	0.23%		9	9	9
Yeowoon Co., Ltd.	3	0.00%		—	—	—
Evertrue Co., Ltd.	15	0.00%		—	—	—
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
K Shipbuilding Co., Ltd.	8,622	0.25%		1,078	1,078	1,078
Seohan Food Co., Ltd.	83	0.19%		2	2	2
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
RMK Co., Ltd.	63	0.90%		22	22	22
Shinjin International Corporation Co., Ltd.	4	0.01%		1	1	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
Asan Wood	6,391	1.03%	~~W~~	64	64	64
Seil Textile Co., Ltd.	16	0.15%		3	3	3
JSL Co., Ltd.	51	0.49%		3	3	3
3i Powergen Inc.	—	15.00%		1,482	—	—
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Mediquitous Co., Ltd.	5,080	0.64%		1,250	1,250	1,250
Monit Co., Ltd.	166,667	14.29%		1,000	1,000	1,000
Enersys Co., Ltd.	9,763	19.62%		2,050	2,050	2,050
Kalman Co., Ltd.	23,172	10.02%		1,000	1,000	1,000
HiMet Corporation Co., Ltd.	1,754,386	13.93%		5,000	5,000	5,000
Wonil Image Maker Inc.	16	0.04%		—	—	—
Ohbaksa.com Co., Ltd.	52	0.23%		3	3	3
Hanyang Electric Co., Ltd.	918	3.27%		92	92	92
Geumchang Synthetic Fiber Co., Ltd.	119	1.02%		12	12	12
Sung Min Fishery Co., Ltd.	371	0.09%		4	4	4
Dreamfact Co., Ltd.	77	0.10%		3	3	3
Donyworld Co., Ltd.	125	0.68%		10	10	10
Dongsuh Companies Inc.	18	0.23%		2	2	2
Dondodam Co., Ltd.	262	0.34%		13	13	13
Vision Food Co., Ltd.	1,732	1.00%		86	86	86
Aone Metal Co., Ltd.	156	0.89%		16	16	16
Ecoplus Co., Ltd.	2,786	0.91%		3	3	3
Libechen Co., Ltd.	151	0.13%		8	8	8
Hongin Co., Ltd.	18	0.03%		5	5	5
Bolim Co., Ltd.	37	0.10%		5	5	5
Neo Life Co., Ltd.	19	0.04%		—	—	—
Daehong Industry Co., Ltd.	1,152	1.01%		85	85	85
T-Eng Co., Ltd.	123	1.05%		25	25	25
Badanuri	8	0.10%		2	2	2
Daeyoung Co., Ltd.	178	0.56%		63	63	63
Ki Soo Precision Co., Ltd.	325	0.44%		98	98	98
DNGV	5,516	0.14%		11	11	11
BJ Korea	446	0.81%		40	40	40
R&S Co., Ltd.	291	0.61%		4	4	4
Daekyoung Co., Ltd.	85	0.66%		17	17	17
Gunsan Bio Energy Co., Ltd. (*4)	200,000	18.87%		1,000	—	—

				295,627	212,762	212,762

Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	~~W~~	491	547	547
Ino Platech Co., Ltd.	—	—		1,080	1,080	1,080
Daebon Tech Co., Ltd.	—	—		3,000	3,000	3,000

				4,571	4,627	4,627

			~~W~~	625,418	502,443	502,443

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2023.

(*3)

The shares were acquired through an equity-to-equity conversion during the year ended December 31, 2023, in accordance with the corporate rehabilitation procedures of BDI Co., Ltd. Since the Group does not have significant influence until the end of the corporate rehabilitation procedures, the Group classified the investment shares as financial assets at fair value through other comprehensive income.

(*4)

Bankruptcy was declared during the year ended December 31, 2023. The Group cannot hold significant influence due to the appointment of a bankruptcy trustee, so the entity was reclassified as financial assets at fair value through other comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,160	1,160
Others		29,073	29,073

	~~W~~	30,233	30,233

Current	~~W~~	20,418	20,418
Non-current		9,815	9,815

In millions of won	As of December 31, 2023
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,528	1,528
Others		37,315	37,315

	~~W~~	38,843	38,843

Current	~~W~~	28,905	28,905
Non-current		9,938	9,938

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

12.	Derivatives

(1)	Derivatives as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	12,153	—	18,019	—
Currency swap		733,374	1,630,570	274,782	527,701
Interest rate swap		9,571	176,138	12,124	129,570
Others (*2,3)		5,456	123,902	2,807	35,391

	~~W~~	760,554	1,930,610	307,732	692,662

Derivative liabilities
Currency forward	~~W~~	132	—	4,755	—
Currency swap		1,640	36,328	6,867	287,824
Interest rate swap		127	76,356	—	48,238
Others (*1,2)		22,015	148,227	6,757	97,793

	~~W~~	23,914	260,911	18,379	433,855

(*1)

In relation to the agreement to purchase hybrid bonds issued by Samcheok Eco Materials Co., Ltd., an associate of the Group, the performance obligation as of December 31, 2024 which amounts to ~~W~~26,422 million (~~W~~18,752 million as of December 31, 2023) to the underwriter of the bonds was recorded as other derivative liabilities.

(*2)

The Group recorded the fair value of derivatives in accordance with the shareholders’ agreement of its associate, Hyundai Green Power Co., Ltd., as other derivatives. Also, the fair value assessment of derivatives under the power purchase agreement of the subsidiary, Elara Energy Project, LLC, has been recognized as other derivatives.

(*3)	The Group recorded the fair value of derivatives regarding the Power Purchase Agreement (“PPA”) of its subsidiary Columboola Solar Farm Hold Co Pty., Ltd. as other derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2024 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Woori Bank	2024.12.30	2025.01.03	~~W~~	8,836	USD 6,000	~~W~~	1,472.60
Woori Bank	2024.12.30	2025.01.06		7,363	USD 5,000		1,472.50
Morgan Stanley	2024.12.30	2025.01.10		17,645	USD 12,000		1,470.45
Kookmin Bank	2024.12.30	2025.01.14		17,640	USD 12,000		1,470.00
Busan Bank	2024.12.30	2025.01.16		17,622	USD 12,000		1,468.50
Korea Development Bank	2024.12.30	2025.01.17		17,627	USD 12,000		1,468.95
Shinhan Bank	2024.12.30	2025.01.21		17,619	USD 12,000		1,468.25
SMBC	2024.11.06	2025.01.13		22,201	USD 16,000		1,387.54
SMBC	2024.11.07	2025.01.13		12,559	USD 9,000		1,395.42
SMBC	2024.11.07	2025.01.31		12,551	USD 9,000		1,394.59
SMBC	2024.11.11	2025.01.07		12,529	USD 9,000		1,392.15
SMBC	2024.11.29	2025.02.07		13,917	USD 10,000		1,391.72
SMBC	2024.12.04	2025.01.31		12,692	USD 9,000		1,410.19
MUFG	2024.12.10	2025.02.13		11,395	USD 8,000		1,424.38
Mizuho Bank	2024.12.13	2025.01.07		12,886	USD 9,000		1,431.75
Korea Development Bank	2024.12.16	2025.01.07		27,247	USD 19,000		1,434.04
Hana Bank	2024.12.19	2025.01.23		13,032	USD 9,000		1,448.00
SMBC	2024.12.24	2025.02.07		36,283	USD 25,000		1,451.33
Shinhan Bank	2024.12.26	2025.01.07		10,238	USD 7,000		1,462.63
MUFG	2024.12.30	2025.01.23		11,755	USD 8,000		1,469.36
MUFG	2024.11.29	2025.01.02		1,951	USD 1,400		1,393.35
MUFG	2024.11.29	2025.01.03		3,622	USD 2,600		1,393.15
Kookmin Bank	2024.12.02	2025.01.06		7,001	USD 5,000		1,400.25
Nonghyup Bank	2024.12.03	2025.01.06		7,010	USD 5,000		1,401.90
MUFG	2024.12.03	2025.01.06		7,002	USD 5,000		1,400.35
JP Morgan	2024.12.18	2025.01.21		7,171	USD 5,000		1,434.15
MUFG	2024.12.20	2025.01.24		7,244	USD 5,000		1,448.75
Kookmin Bank	2024.12.20	2025.01.24		7,243	USD 5,000		1,448.60
MUFG	2024.12.23	2025.01.27		7,239	USD 5,000		1,447.80
Mizuho Bank	2024.12.23	2025.01.27		7,239	USD 5,000		1,447.80
JP Morgan	2024.12.24	2025.01.27		7,261	USD 5,000		1,452.15
Nonghyup Bank	2024.12.24	2025.01.27		7,261	USD 5,000		1,452.20
Woori Bank	2024.12.26	2025.01.31		7,309	USD 5,000		1,461.70
Hana Bank	2024.12.26	2025.01.31		7,308	USD 5,000		1,461.55
Nonghyup Bank	2024.12.27	2025.01.31		6,881	USD 4,670		1,473.35
Korea Citi Bank	2024.12.16	2025.01.13		2,865	USD 2,000		1,432.65
Korea Citi Bank	2024.12.19	2025.01.13		11,607	USD 8,000		1,450.88
Korea Citi Bank	2024.12.26	2025.01.27		5,911	USD 4,000		1,477.76
Korea Citi Bank	2024.12.26	2025.01.27		2,956	USD 2,000		1,477.76
Korea Citi Bank	2024.12.26	2025.01.27		2,927	USD 2,000		1,463.66
HSBC	2024.12.19	2025.01.23		4,350	USD 3,000		1,450.05
HSBC	2024.12.19	2025.01.23		4,348	USD 3,000		1,449.35
JP Morgan	2024.12.24	2025.01.24		30,058	USD 20,700		1,452.07
SMBC	2024.12.16	2025.01.13		5,733	USD 4,000		1,433.20
SMBC	2024.12.26	2025.01.27		8,791	USD 6,000		1,465.15
SMBC	2024.12.26	2025.01.27		2,955	USD 2,000		1,477.65
Nonghyup Bank	2024.12.09	2025.01.10		15	USD 10		1,433.60
Nonghyup Bank	2024.12.16	2025.01.13		2,867	USD 2,000		1,433.65
Busan Bank	2024.12.18	2025.01.13		4,515	USD 3,148		1,434.27
Hana Bank	2024.12.19	2025.01.13		8,704	USD 6,000		1,450.70
Woori Bank	2024.11.28	2025.02.03		4,619	USD 3,317		1,392.70
Standard Chartered	2024.11.28	2025.02.03		6,964	USD 5,000		1,392.80
Busan Bank	2024.11.28	2025.02.03		6,965	USD 5,000		1,392.90
JP Morgan	2024.11.28	2025.02.03		6,965	USD 5,000		1,392.90
HSBC	2024.12.20	2025.02.26		10,112	USD 7,000		1,444.50
Bank of America	2024.12.20	2025.02.26		8,667	USD 6,000		1,444.55
Shinhan Bank	2024.12.27	2025.03.05		8,798	USD 6,000		1,466.32
Hana Bank	2024.12.27	2025.03.05		10,264	USD 7,000		1,466.25
Woori Bank	2024.12.30	2025.03.05		7,356	USD 5,000		1,471.10

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Hana Bank	2024.12.30	2025.03.05	~~W~~	8,797	USD 6,000	~~W~~	1,466.18
Shinhan Bank	2024.12.30	2025.03.05		7,325	USD 5,000		1,464.92
Busan Bank	2024.12.30	2025.03.05		4,395	USD 3,000		1,464.85

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2024 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD 100,000	3.14%	3.57%	~~W~~	1,024.70
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD 100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2022~2025		385,800	USD 300,000	3.11%	3.63%		1,286.00
Woori Bank	2022~2025		257,200	USD 200,000	3.12%	3.63%		1,286.00
JP Morgan	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Korea Development Bank	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
Hana Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
JP Morgan	2022~2026		141,910	USD 100,000	4.69%	5.38%		1,419.10
Woori Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
Korea Development Bank	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
Woori Bank	2022~2028		141,910	USD 100,000	5.13%	5.50%		1,419.10
Hana Bank	2023~2026		256,000	USD 200,000	3.97%	5.38%		1,280.00
Shinhan Bank	2023~2026		192,000	USD 150,000	3.99%	5.38%		1,280.00
Kookmin Bank	2023~2026		128,000	USD 100,000	4.03%	5.38%		1,280.00
Korea Development Bank	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
Bank of America	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Standard Chartered	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Woori Bank	2023~2026		192,000	USD 150,000	4.05%	5.38%		1,280.00
Shinhan Bank	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Kookmin Bank	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Korea Development Bank	2024~2027		864,890	USD 650,000	3.53%	4.88%		1,330.60
Bank of America	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Standard Chartered	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
IBK Securities Co., Ltd.	2024~2027		199,590	USD 150,000	3.53%	4.88%		1,330.60
Shinhan Bank	2024~2034		138,010	USD 100,000	3.64%	5.13%		1,380.10
Hana Bank	2024~2034		138,010	USD 100,000	3.69%	5.13%		1,380.10
Woori Bank	2024~2034		119,958	USD 86,920	3.74%	5.13%		1,380.10
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD 200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD 100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Woori Bank	2022~2027		262,000	USD 200,000	3.62%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD 100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD 100,000	3.62%	4.25%		1,310.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Hana Bank	2022~2027	~~W~~	131,000	USD 100,000	3.61%	4.25%	~~W~~	1,310.00
Korea Development Bank	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2032		349,829	HKD 1,935,000	4.87%	5.16%		180.79
JP Morgan	2022~2032		75,194	HKD 415,000	5.00%	5.16%		181.19
Export-Import Bank of Korea	2023~2030		172,982	HKD 1,037,000	4.25%	4.51%		166.81
Hana Bank	2024~2028		128,940	USD 100,000	3.73%	5.00%		1,289.40
JP Morgan	2024~2028		128,940	USD 100,000	3.85%	5.00%		1,289.40
Korea Development Bank	2024~2028		257,880	USD 200,000	3.80%	5.00%		1,289.40
Korea Development Bank	2024~2028		128,940	USD 100,000	3.69%	5.00%		1,289.40
Hana Bank	2024~2029		138,540	USD 100,000	3.15%	4.63%		1,385.40
Shinhan Bank	2024~2029		138,540	USD 100,000	3.15%	4.63%		1,385.40
Kookmin Bank	2024~2029		138,540	USD 100,000	3.16%	4.63%		1,385.40
Woori Bank	2024~2029		138,540	USD 100,000	3.17%	4.63%		1,385.40
Korea Development Bank	2024~2029		138,540	USD 100,000	3.19%	4.63%		1,385.40

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2024 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Kookmin Bank	2020~2025	~~W~~	118,780	USD 100,000	1.29%	2.13%	~~W~~	1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Korea Development Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Kookmin Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD 50,000	0.48%	0.75%		1,103.00
Shinhan Bank	2023~2026		132,930	USD 100,000	4.07%	5.38%		1,329.30
Nonghyup Bank	2023~2026		132,930	USD 100,000	4.05%	5.38%		1,329.30
Kookmin Bank	2023~2026		132,930	USD 100,000	4.07%	5.38%		1,329.30
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
JP Morgan	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Hana Bank	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Korea Development Bank	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
Woori Bank	2022~2025		126,180	USD 100,000	2.85%	3.60%		1,261.80
Woori Bank	2023~2028		259,000	USD 200,000	3.83%	4.88%		1,295.00
Korea Development Bank	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00
Bank of America	2023~2028		64,750	USD 50,000	3.85%	4.88%		1,295.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of December 31, 2024 are as follows:

In millions of won and thousands of foreign currencies				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive
Nomura (*1)	2018~2038	~~W~~	30,000	3M CD + 0.10%	3.75%
Shinhan Bank	2021~2025		100,000	2.32%	3M CD + 0.43%
Hana Bank	2022~2027		200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027		200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027		300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027		200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027		300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027		100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027		100,000	5.45%	3M CD + 1.20%
Shinhan Bank	2023~2028		200,000	4.27%	3M CD + 0.76%
Shinhan Bank	2023~2028		50,000	4.27%	3M CD + 0.76%
Nomura	2023~2028		250,000	4.13%	3M CD + 0.73%
Hana Bank	2023~2028		200,000	3.74%	3M CD + 0.51%
Hana Bank	2023~2028		100,000	4.19%	3M CD + 0.50%
Shinhan Bank	2023~2028		300,000	3.81%	3M CD + 0.70%
Hana Bank	2023~2028		200,000	3.95%	3M CD + 0.50%
Shinhan Bank	2024~2029		200,000	3.84%	3M CD + 0.50%
Hana Bank	2024~2027		250,000	3.72%	3M CD + 0.34%
Hana Bank	2024~2027		250,000	3.77%	3M CD + 0.31%
Hana Bank	2024~2027		250,000	3.31%	3M CD + 0.31%
Hana Bank	2024~2027		200,000	3.46%	3M CD + 0.53%
Shinhan Bank	2024~2025		200,000	3.53%	3M CD + 0.35%
Nomura	2024~2027		200,000	3.38%	3M CD + 0.50%
Hana Bank	2024~2027		300,000	3.18%	3M CD + 0.53%
Shinhan Bank	2024~2025		100,000	3.29%	3M CD + 0.42%
Nomura	2017~2032		52,457	2.55% + Floating rate	2.60%
Nomura	2017~2032		59,423	2.57% + Floating rate	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%
ANZ	2022~2025		AUD 865	0.48%	3M BBSW + 0.05%
DBS Bank	2022~2025		AUD 865	0.48%	3M BBSW + 0.05%
Societe Generale	2022~2025		AUD 865	0.48%	3M BBSW + 0.05%
MUFG	2022~2048		USD 155,941	3M SOFR	3.71%
Mizuho Capital Markets LLC	2022~2048		USD 155,941	3M SOFR	1.05%
Mizuho Capital Markets LLC	2024~2025		USD 112,194	1M SOFR	4.20%
Rabobank	2022~2036		USD 37,130	1.83%	6M SOFR
Mizuho Capital Markets LLC	2024~2045		USD 80,116	3M USD Synthetic Libor	1.14%

(*1)	Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.
(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.
(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

12.	Derivatives, Continued

(6)	Interest rate swap contracts which are designated as hedging instruments as of December 31, 2024 are as follows:

In thousands of USD			Contract interest rate per annum
Counterparty	Contract year	Contract amount	Pay	Receive
Export-Import Bank of Korea	2015~2031	USD 15,893	2.67%	6M USD Synthetic Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Synthetic Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Synthetic Libor
BNP Paribas	2009~2027	USD 35,221	4.16%	6M USD Synthetic Libor
KFW	2009~2027	USD 35,221	4.16%	6M USD Synthetic Libor
Export-Import Bank of Korea	2016~2036	USD 56,175	3.00%	6M USD Synthetic Libor

(7)

Gains and losses on valuation and transaction of derivatives for each of the two years in the period ended December 31, 2024 are as follows and they are included as finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
	For the year ended December 31, 2024		For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2023
Currency forward	~~W~~	12,021	510	78,237	34,216	—	—
Currency swap		2,058,411	269,795	190,000	38,282	18,622	(11,411)
Interest rate swap		21,270	(16,377)	18,834	10,400	1,684	2,893
Other derivatives		12,009	(19,729)	15,586	6,761	—	—

	~~W~~	2,103,711	234,199	302,657	89,659	20,306	(8,518)

(*)

For each of the two years ended December 31, 2024 and 2023, the net gain(loss) on valuation of derivatives applying cash flow hedge accounting of ~~W~~11,870 million and ~~W~~(3,654) million, net of tax, are included in other comprehensive income, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

13.	Other Financial Assets

(1)	Other financial assets as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
	Current		Non-current	Current	Non-current
Loans	~~W~~	115,161	901,953	139,178	966,421
Less: allowance for doubtful accounts		(5,156)	(66,838)	(10)	(80,783)
Less: present value discount		(1,084)	(35,888)	(1,007)	(35,468)

		108,921	799,227	138,161	850,170

Long-term / short-term financial instruments		1,147,929	812,211	578,578	833,737

	~~W~~	1,256,850	1,611,438	716,739	1,683,907

(2)	Loans as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	34,484	(5,156)	(1,084)	28,244
Loans for housing		43,171	—	—	43,171
Other loans		37,506	—	—	37,506

		115,161	(5,156)	(1,084)	108,921

Long-term loans
Loans for tuition		364,685	(4,888)	(35,888)	323,909
Loans for housing		266,208	—	—	266,208
Loans for related parties		260,227	(61,950)	—	198,277
Other loans		10,833	—	—	10,833

		901,953	(66,838)	(35,888)	799,227

	~~W~~	1,017,114	(71,994)	(36,972)	908,148

In millions of won	As of December 31, 2023
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	30,497	—	(1,007)	29,490
Loans for housing		35,560	—	—	35,560
Other loans		73,121	(10)	—	73,111

		139,178	(10)	(1,007)	138,161

Long-term loans
Loans for tuition		419,684	(24,745)	(35,468)	359,471
Loans for housing		301,840	—	—	301,840
Loans for related parties		222,014	(43,640)	—	178,374
Other loans		22,883	(12,398)	—	10,485

		966,421	(80,783)	(35,468)	850,170

	~~W~~	1,105,599	(80,793)	(36,475)	988,331

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Beginning balance	~~W~~	80,793	54,837
Bad debts expense (reversal)		3,727	16,394
Write-off		(12,526)	—
Others		—	9,562

Ending balance	~~W~~	71,994	80,793

(4)	Long-term and short-term financial instruments as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	823,806	135,995	363,286	145,336
CD		40,000	—	—	—
Others		284,123	676,216	215,292	688,401

	~~W~~	1,147,929	812,211	578,578	833,737

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

14.	Inventories

Inventories as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	4,914,250	(1,573)	4,912,677
Merchandises		1,733	—	1,733
Work-in-progress		220,110	—	220,110
Finished goods		96,390	(630)	95,760
Supplies		3,358,831	—	3,358,831
Inventories-in-transit		1,160,238	—	1,160,238
Other inventories		19,887	—	19,887

	~~W~~	9,771,439	(2,203)	9,769,236

In millions of won	As of December 31, 2023
	Acquisition cost		Valuation allowance	Book value

Raw materials	~~W~~	4,624,638	(1,387)	4,623,251
Merchandises		335	—	335
Work-in-progress		187,304	—	187,304
Finished goods		97,272	(57)	97,215
Supplies		2,930,978	—	2,930,978
Inventories-in-transit		1,021,797	—	1,021,797
Other inventories		14,735	—	14,735

	~~W~~	8,877,059	(1,444)	8,875,615

The reversal of the allowance for loss on inventory valuation deducted from the cost of sales for each of the two years in the period ended December 31, 2024 amounts to ~~W~~9,182 million and ~~W~~9,974 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for each of the two years in the period ended December 31, 2024 were ~~W~~9,941 million and ~~W~~9,936 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

15.	Non-Financial Assets

Non-financial assets as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	467,156	66,174	300,350	75,489
Prepaid expenses		431,087	221,922	440,079	214,022
Others (*)		369,671	40,108	368,892	60,659

	~~W~~	1,267,914	328,204	1,109,321	350,170

(*)	Details of others as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	211,969	—	25,246	—
Other quick assets		157,702	40,108	343,646	60,659

	~~W~~	369,671	40,108	368,892	60,659

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2024 and 2023 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			As of December 31, 2024	As of December 31, 2023
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	51.00%	51.00%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherland	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.12%	80.03%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.99%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	RDF power generation	Korea	85.03%	85.03%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2024 and 2023 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			As of December 31, 2024	As of December 31, 2023
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	Indonesia	—	95.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO ES Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	69.55%	80.06%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
KOSPO Niles LLC (formerly, Nambu USA LLC)	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	Korea	84.80%	84.80%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%
Paju Ecoenergy Co., Ltd.	Power generation	Korea	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
K-SOLAR SHINAN Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2024 and 2023 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			As of December 31, 2024	As of December 31, 2023
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.99%	99.80%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*5)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC	Holding company	USA	61.62%	43.94%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	80.96%	81.34%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	62.62%	70.79%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	78.97%
KA Power Limited	Power generation	Pakistan	100.00%	100.00%
Western Power Changgi Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
EWP Australia Pty., Ltd.	Holding company	Australia	100.00%	100.00%
Columboola Solar Farm Hold Co Pty., Ltd. (*3,6)	Holding company	Australia	74.04%	74.04%
Digital Innovation Growth Fund	Holding company	Korea	76.92%	76.92%
J Wind First, LLC (*7)	Company specializing in liquidization	Korea	—	—
KEPCO Holding Company	Holding company	Saudi Arabia	100.00%	100.00%
KEPCO for Maintenance Company	Utility plant maintenance and others	Saudi Arabia	100.00%	100.00%
KOSPO Trumbull LLC	Holding company	USA	100.00%	100.00%
Changjuk Wind Power Co., Ltd.	Power generation	Korea	73.00%	73.00%
Chile Solar JV SpA	Power generation	Chile	100.00%	100.00%
KEPCO KPS South Africa Pty., Ltd.	Utility plant maintenance and others	Republic of South Africa	98.96%	100.00%
KOWEPO Holding Limited	Holding company	United Arab Emirates	100.00%	100.00%
Magna Energy New Industrial Fund	Holding company	Korea	71.30%	82.00%
Columboola Solar Farm Nominees Pty., Ltd. (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Op Trust (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Fin Co Pty., Ltd. (*3)	Holding company	Australia	100.00%	100.00%
EWP ESS Holdings, LLC	Holding company	USA	100.00%	100.00%
Fairhaven ESS LLC	Holding company	USA	100.00%	100.00%
KOSPO Rutile, LLC	Holding company	USA	100.00%	—
Sprott Chile Solar I SpA	Holding company	Chile	100.00%	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2024 and 2023 are as follows, continued:

(*1)	Considering treasury stocks, the effective percentage of ownership is 51.24%. The Group sold a portion of its stocks in the subsidiary (14.77%) during the year ended December 31, 2023.
(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power under the shareholders’ agreement.

(*3)

As of December 31, 2024, the annual reporting period of all subsidiaries ends on December 31, except for Mira Power Limited, Columboola Solar Farm Hold Co Pty., Ltd., Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust and Columboola Solar Farm Fin Co Pty., Ltd.

(*4)

The Group guarantees a certain return on investments in Commerce and Industry Energy Co., Ltd. for the financial investors holding such investments. The financial investors have a right to claim the Group to sell its shares in the entity, which can be exercised 36 months after the date of acquisition.

(*5)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group has control over the board of directors under the shareholders’ agreement.

(*6)	Excluding preferred stocks, the percentage of ownership with voting rights is 100%.
(*7)

Although the Group does not hold a stake as of December 31, 2024, considering the purpose and design of the structured entity, the Group is exposed to volatility in the profits of the structured entity. In addition, The Group has the ability to direct activities that can most significantly affect the operations of the structured entity, so it has been determined that the Group has control over the entity.

(2)	Subsidiaries included in and excluded from consolidation for the year ended December 31, 2024 are as follows:

<Subsidiaries included in consolidation for the year ended December 31, 2024>

Subsidiaries	Reason
KOSPO Rutile, LLC	New investment
Sprott Chile Solar I SpA	New investment

<Subsidiary excluded from consolidation for the year ended December 31, 2024>

Subsidiaries	Reason
PT. KOWEPO Sumsel Operation and Maintenance Services	Liquidation

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2024 is as follows:

In millions of won
As of and for the year ended December 31, 2024
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	72,508,359	47,082,862	13,447,880	567,267
Korea South-East Power Co., Ltd.		13,203,109	6,447,903	6,527,922	382,336
Korea Midland Power Co., Ltd.		14,849,596	9,513,087	7,088,426	225,196
Korea Western Power Co., Ltd.		13,309,836	7,708,730	6,193,922	361,725
Korea Southern Power Co., Ltd.		13,184,059	7,101,465	6,430,487	311,530
Korea East-West Power Co., Ltd.		12,287,969	5,592,569	5,322,832	467,885
KEPCO Engineering & Construction Company, Inc.		945,384	367,910	553,363	58,513
KEPCO Plant Service & Engineering Co., Ltd.		1,675,776	355,479	1,534,269	170,967
KEPCO Nuclear Fuel Co., Ltd.		1,060,367	562,604	397,595	48,061
KEPCO KDN Co., Ltd.		846,361	222,119	781,646	215,791
KEPCO International HongKong Ltd.		149,757	1,611	—	7,596
KEPCO International Philippines Inc.		13,720	78	—	40,427
KEPCO Gansu International Ltd.		8,233	693	—	(5)
KEPCO Philippines Holdings Inc.		202,810	173	—	49,999
KEPCO Philippines Corporation		2,990	4	—	120
KEPCO Ilijan Corporation		58,752	615	—	4,549
KEPCO Neimenggu International Ltd.		323,519	4,839	—	10,891
KEPCO Shanxi International Ltd.		811,971	366,377	—	13,677
KOMIPO Global Pte Ltd.		454,052	2,716	—	15,618
KEPCO Netherlands B.V.		155,632	109	—	4,237
KEPCO Australia Pty., Ltd.		226	—	—	(4,017)
KOSEP Australia Pty., Ltd.		55,461	7,847	31,935	10,139
KOMIPO Australia Pty., Ltd.		94,760	3,214	31,935	6,253
KOWEPO Australia Pty., Ltd.		93,353	2,736	31,935	4,978
KOSPO Australia Pty., Ltd.		39,606	3,221	31,935	8,768
KEPCO Middle East Holding Company		136,740	129,721	—	(7,668)
Qatrana Electric Power Company		554,387	207,773	28,465	24,062
KHNP Canada Energy Ltd.		180,220	20,431	—	506
KEPCO Bylong Australia Pty., Ltd.		45,420	552,861	—	(69,620)
Korea Waterbury Uranium Limited Partnership		20,773	62	—	(142)
KEPCO Holdings de Mexico		670	3,025	—	(1,032)
KST Electric Power Company, S.A.P.I. de C.V.		654,086	532,766	67,656	24,713
KEPCO Energy Service Company		2,257	1,198	9,361	146
KEPCO Netherlands S3 B.V.		81,554	19,084	—	978
PT. KOMIPO Pembangkitan Jawa Bali		18,014	3,684	21,567	969
PT. Cirebon Power Service		3,004	823	10,515	586
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		36,620	22,271	17,477	4,312
EWP America Inc. (*1)		49,381	3,120	14,888	332
KNF Canada Energy Limited		2,337	30	—	(67)
EWP Barbados 1 SRL		469,387	1,463	—	28,937
Gyeonggi Green Energy Co., Ltd.		160,060	226,650	60,769	(31,941)
PT. Tanggamus Electric Power		232,963	155,119	6,136	4,216
Gyeongju Wind Power Co., Ltd.		87,987	41,547	18,550	5,817
KOMIPO America Inc. (*2)		633,218	328,237	18,806	9,662
PT. EWP Indonesia		101,015	84	—	6,115
KEPCO Netherlands J3 B.V.		174,130	15,748	—	7,378
Korea Offshore Wind Power Co., Ltd.		336,687	131,463	41,489	14,607
Global One Pioneer B.V.		150	64	—	(130)
Global Energy Pioneer B.V.		363	69	—	(131)
Mira Power Limited		443,556	332,629	4,213	11,499
KOSEP Material Co., Ltd.		6,111	539	5,016	1,108
Commerce and Industry Energy Co., Ltd.		65,954	25,841	35,054	(3,638)
KEPCO KPS Philippines Corp.		6,403	594	7,372	422
KOSPO Chile SpA		186,200	83,705	—	(1,185)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Hee Mang Sunlight Power Co., Ltd.	~~W~~	5,875	2,355	567	46
Fujeij Wind Power Company		245,967	171,610	—	14,962
KOSPO Youngnam Power Co., Ltd.		371,946	257,626	412,037	10,275
Chitose Solar Power Plant LLC		93,435	78,709	14,453	2,553
KEPCO ES Co., Ltd.		318,648	6,087	6,384	8,758
KEPCO Solar Co., Ltd.		240,555	29,240	20,788	6,210
KOSPO Power Services Ltda.		8,118	6,363	17,005	1,924
Energy New Industry Specialized Investment Private Investment Trust (*3)		483,585	3,358	—	22,608
KOEN Bylong Pty., Ltd.		15	165	—	(12)
KOMIPO Bylong Pty., Ltd.		15	172	—	(17)
KOWEPO Bylong Pty., Ltd.		15	168	—	(17)
KOSPO Bylong Pty., Ltd.		202	425	—	(57)
EWP Bylong Pty., Ltd.		15	13	—	2
KOWEPO Lao International		17,335	2,247	11,891	4,823
KEPCO Mangilao Holdings LLC		99,669	52,732	810	(7,804)
Mangilao Investment LLC		224,646	18	—	—
KEPCO Mangilao Solar, LLC		226,509	247	16,907	3,634
Jeju Hanlim Offshore Wind Co., Ltd.		590,613	524,640	10,872	(5,067)
PT. Siborpa Eco Power		13,877	3	—	(38)
PT. Korea Energy Indonesia		9,146	5,524	4,550	1,171
KOLAT SpA		49,452	406	2,880	1,090
KEPCO California, LLC		52,627	7,464	645	(507)
KEPCO Mojave Holdings, LLC		101,912	90,646	—	(3,950)
Incheon Fuel Cell Co., Ltd.		249,022	233,049	91,097	(5,805)
KOEN Service Co., Ltd.		10,072	7,186	39,482	323
KOMIPO Service Co., Ltd.		8,123	4,728	38,415	657
KOWEPO Service Co., Ltd.		8,422	6,678	40,875	314
KOSPO Service Co., Ltd.		7,199	4,593	32,422	949
EWP Service Co., Ltd.		5,291	3,851	27,101	27
PT. KOMIPO Energy Indonesia		5,177	1,273	6,433	874
KNF partners Co., Ltd.		2,875	1,182	6,700	286
KOSPO USA Inc.		725,984	321	—	(6,099)
KOSPO Niles LLC (formerly, Nambu USA LLC)		326,651	51	—	9,947
Tamra Offshore Wind Power Co., Ltd.		112,747	74,809	19,937	1,551
KEPCO MCS Co., Ltd.		94,305	67,881	292,011	(9,033)
KEPCO FMS Co., Ltd.		16,330	18,815	108,560	1,126
Firstkeepers Co., Ltd.		24,800	13,930	95,836	4,546
Secutec Co., Ltd.		17,416	11,980	78,011	1,968
SE Green Energy Co., Ltd.		126,012	93,330	41,251	178
Mangilao Intermediate Holdings LLC		230,079	126,833	—	(1,277)
KEPCO CSC Co., Ltd.		17,430	11,516	49,443	2,944
KOAK Power Limited		16,961	322	—	(75)
KOMIPO Europe B.V.		84,899	123	890	(6,403)
Haenanum Energy Fund		7,415	3	493	445
Paju Ecoenergy Co., Ltd.		61,836	2,635	16,306	697
Guam Ukudu Power LLC		940,137	960,812	112,782	(39,280)
K-SOLAR SHINAN Co., Ltd.		279,204	263,030	34,148	907

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KPS Partners Co., Ltd.	~~W~~	4,264	2,298	14,053	487
KEPCO E&C Service Co., Ltd.		8,437	1,738	16,861	1,578
Moha solar Co., Ltd.		25,946	28,391	—	(273)
Ogiri Solar Power Co., Ltd.		1,077	21	77	55
KHNP USA LLC		2,170	400	1,196	186
KOMIPO Vanphong Power Service LLC		39,147	3,592	26,235	9,951
Energy Innovation Fund I		40,554	894	—	(899)
KHNP Chile SpA		6,081	4,818	—	(60)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,422	1,324	194	(4)
Yeong Yang Corporation Co., Ltd.		1,403	1,314	190	(12)
SolarVader Co., Ltd.		1,413	1,317	195	(12)
Yeong Yang Innovation Co., Ltd.		1,407	1,314	188	1
Yeong Yang Horus Photovoltaic Co., Ltd.		1,395	1,314	184	(3)
Yeong Yang Solar Management Co., Ltd.		1,415	1,318	198	(23)
LSG Hydro Power Limited		629	12	—	(187)
KOEN Bio Co., Ltd.		1,179	683	1,570	90
KOMIPO Iberian Solar Group, S.L.U.		76,858	69,709	—	(3,786)
Jeongam Wind Power Co., Ltd.		70,772	60,170	7,094	(2,113)
KOWEPO Europe B.V.		35	3,511	—	(181)
Yeongdeok Sunrise Wind Power Co., Ltd.		112,863	87,437	7,717	3,555
KA Power Limited		6,620	3,375	—	(207)
Western Power Changgi Solar Co., Ltd.		43,393	36,938	6,461	321
EWP Australia Pty., Ltd.		67,756	358	—	12,457
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		342,603	222,480	8,349	20,622
Digital Innovation Growth Fund		11,989	172	—	1,745
J Wind First, LLC		54,456	54,456	2,992	—
KEPCO Holding Company		3,727	—	—	(35)
KEPCO for Maintenance Company		12,192	10,078	2,726	1,838
KOSPO Trumbull LLC		336,425	—	—	—
Changjuk Wind Power Co., Ltd.		25,434	2,815	5,983	686
Chile Solar JV SpA		96,796	81,288	9,862	(5,411)
KEPCO KPS South Africa Pty., Ltd.		10,784	4,688	19,713	266
KOWEPO Holding Limited		9,108	888	—	7,679
KOSPO Rutile, LLC		147	—	—	—
Sprott Chile Solar I SpA		8,682	27	—	1

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	70,535,018	45,660,916	10,798,378	151,638
Korea South-East Power Co., Ltd.		13,158,245	6,964,695	7,761,713	196,522
Korea Midland Power Co., Ltd.		15,309,205	10,368,698	7,611,821	(1,844)
Korea Western Power Co., Ltd.		12,710,246	7,648,441	6,915,233	126,519
Korea Southern Power Co., Ltd.		13,405,076	7,807,334	7,298,989	226,811
Korea East-West Power Co., Ltd.		11,683,112	5,626,034	5,571,885	139,013
KEPCO Engineering & Construction Company, Inc.		854,704	307,396	545,092	32,654
KEPCO Plant Service & Engineering Co., Ltd.		1,585,380	318,597	1,523,031	161,849
KEPCO Nuclear Fuel Co., Ltd.		1,101,960	622,157	284,066	43,533
KEPCO KDN Co., Ltd.		733,434	301,713	738,833	65,495
KEPCO International HongKong Ltd.		133,915	—	—	8,795
KEPCO International Philippines Inc.		72,830	—	—	4,891
KEPCO Gansu International Ltd.		7,226	608	—	(23)
KEPCO Philippines Holdings Inc.		180,592	96	—	8,802
KEPCO Philippines Corporation		2,607	—	—	127
KEPCO Ilijan Corporation		142,711	800	—	3,718
KEPCO Neimenggu International Ltd.		284,280	4,346	—	15,021
KEPCO Shanxi International Ltd.		707,447	329,539	—	(3,875)
KOMIPO Global Pte Ltd.		411,249	32,900	—	17,174
KEPCO Netherlands B.V.		141,088	45	—	3,856
KEPCO Australia Pty., Ltd.		749	34	—	131
KOSEP Australia Pty., Ltd.		79,308	7,990	29,675	10,665
KOMIPO Australia Pty., Ltd.		86,077	4,014	29,676	9,248
KOWEPO Australia Pty., Ltd.		86,074	3,571	29,675	9,001
KOSPO Australia Pty., Ltd.		32,828	3,923	29,675	10,329
KEPCO Middle East Holding Company		121,015	107,611	—	(1,548)
Qatrana Electric Power Company		491,627	208,707	26,779	20,949
KHNP Canada Energy Ltd.		155,242	12,379	—	392
KEPCO Bylong Australia Pty., Ltd.		44,557	465,231	—	(16,669)
Korea Waterbury Uranium Limited Partnership		20,772	44	—	(67)
KEPCO Holdings de Mexico		1,171	2,621	—	(121)
KST Electric Power Company, S.A.P.I. de C.V.		631,348	490,470	93,843	19,657
KEPCO Energy Service Company		2,028	716	10,193	251
KEPCO Netherlands S3 B.V.		70,613	16,710	—	1,769
PT. KOMIPO Pembangkitan Jawa Bali		17,303	3,929	23,639	1,579
PT. Cirebon Power Service		2,936	714	9,457	672
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		19,387	3,881	17,665	7,082
EWP America Inc. (*1)		46,954	4,032	14,549	895
KNF Canada Energy Limited		2,261	34	—	(56)
EWP Barbados 1 SRL		434,690	14,217	2,448	36,566
Gyeonggi Green Energy Co., Ltd.		180,176	214,822	80,630	(28,549)
PT. Tanggamus Electric Power		214,892	150,483	2,127	(2,230)
Gyeongju Wind Power Co., Ltd.		90,616	49,982	19,807	6,716
KOMIPO America Inc. (*2)		579,403	318,295	39,323	3,376
PT. EWP Indonesia		90,650	132	—	9,590
KEPCO Netherlands J3 B.V.		153,324	13,634	—	15,289
Korea Offshore Wind Power Co., Ltd.		334,444	143,827	40,313	6,497
Global One Pioneer B.V.		143	44	—	(85)
Global Energy Pioneer B.V.		336	44	—	(81)
Mira Power Limited		403,843	318,557	2,683	(1,590)
KOSEP Material Co., Ltd.		4,974	542	4,834	908
Commerce and Industry Energy Co., Ltd.		73,671	29,611	33,050	(2,901)
KEPCO KPS Philippines Corp.		5,775	884	4,608	97
KOSPO Chile SpA		166,643	75,619	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	26	260	—	—
Hee Mang Sunlight Power Co., Ltd.		5,877	2,403	689	202
Fujeij Wind Power Company		216,082	158,081	—	15,067
KOSPO Youngnam Power Co., Ltd.		360,026	255,761	410,173	(7,965)
Chitose Solar Power Plant LLC		98,911	84,228	14,447	2,059
KEPCO ES Co., Ltd.		322,529	15,367	14,151	5,384
KEPCO Solar Co., Ltd.		246,273	36,127	23,234	8,367
KOSPO Power Services Ltda.		6,976	7,086	17,634	(211)
Energy New Industry Specialized Investment Private Investment Trust (*3)		454,888	3,364	24,030	10,812
KOEN Bylong Pty., Ltd.		11	128	—	—
KOMIPO Bylong Pty., Ltd.		13	147	—	(20)
KOWEPO Bylong Pty., Ltd.		12	142	—	(43)
KOSPO Bylong Pty., Ltd.		388	541	—	(20)
EWP Bylong Pty., Ltd.		13	13	—	46
KOWEPO Lao International		13,038	223	10,270	6,268
KEPCO Mangilao Holdings LLC		90,445	41,898	775	785
Mangilao Investment LLC		206,714	15	—	(1)
KEPCO Mangilao Solar, LLC		206,600	1,918	13,593	826
Jeju Hanlim Offshore Wind Co., Ltd.		459,229	388,171	—	(3,032)
PT. Siborpa Eco Power		12,209	3	—	(52)
PT. Korea Energy Indonesia		1,878	101	1,897	132
KOLAT SpA		46,958	352	2,237	1,820
KEPCO California, LLC		46,606	6,823	613	(385)
KEPCO Mojave Holdings, LLC		93,233	78,328	—	(3,901)
Incheon Fuel Cell Co., Ltd.		259,169	237,409	96,924	(4,112)
KOEN Service Co., Ltd.		11,470	8,745	38,164	305
KOMIPO Service Co., Ltd.		7,944	4,777	37,525	960
KOWEPO Service Co., Ltd.		10,300	6,584	36,421	264
KOSPO Service Co., Ltd.		6,122	4,182	30,369	703
EWP Service Co., Ltd.		5,487	3,790	26,767	176
PT. KOMIPO Energy Indonesia		2,983	250	2,023	38
KNF partners Co., Ltd.		2,589	1,106	6,380	340
KOSPO USA Inc.		378,732	377	—	(6,351)
KOSPO Niles LLC (formerly, Nambu USA LLC)		297,370	230	—	(732)
Tamra Offshore Wind Power Co., Ltd.		120,460	83,161	18,570	1,089
KEPCO MCS Co., Ltd.		111,189	73,940	307,146	(4,757)
KEPCO FMS Co., Ltd.		21,310	18,142	107,336	1,895
Firstkeepers Co., Ltd.		18,698	12,437	90,575	2,689
Secutec Co., Ltd.		16,038	11,797	72,284	699
SE Green Energy Co., Ltd.		147,251	114,737	40,326	(1,305)
Mangilao Intermediate Holdings LLC		206,771	114,954	—	(5,293)
KEPCO CSC Co., Ltd.		15,985	12,170	49,502	2,644
KOAK Power Limited		15,000	528	—	714
KOMIPO Europe B.V.		86,109	69	1,183	109
Haenanum Energy Fund		7,415	3	47	(1)
Paju Ecoenergy Co., Ltd.		60,653	2,146	15,351	(357)
Guam Ukudu Power LLC		749,837	720,795	—	(19,904)
K-SOLAR SHINAN Co., Ltd.		298,866	281,676	37,137	(6,896)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
KPS Partners Co., Ltd.	~~W~~	3,503	1,776	12,921	183
KEPCO E&C Service Co., Ltd.		7,167	1,938	16,454	1,505
Moha solar Co., Ltd.		27,213	29,363	—	112
Ogiri Solar Power Co., Ltd.		1,032	31	—	(9)
KHNP USA LLC		1,517	140	1,142	166
KOMIPO Vanphong Power Service LLC		26,819	3,768	21,396	10,879
Energy Innovation Fund I		43,725	419	—	(766)
KHNP Chile SpA		5,555	4,219	—	(66)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,529	1,427	219	42
Yeong Yang Corporation Co., Ltd.		1,519	1,418	216	39
SolarVader Co., Ltd.		1,529	1,421	219	40
Yeong Yang Innovation Co., Ltd.		1,510	1,418	210	32
Yeong Yang Horus Photovoltaic Co., Ltd.		1,502	1,418	206	28
Yeong Yang Solar Management Co., Ltd.		1,540	1,420	224	46
LSG Hydro Power Limited		717	8	—	(219)
KOEN Bio Co., Ltd.		1,010	585	2,467	372
KOMIPO Iberian Solar Group, S.L.U.		79,666	66,874	—	(931)
Jeongam Wind Power Co., Ltd.		75,744	63,219	8,154	(958)
KOWEPO Europe B.V.		107	3,177	—	(44,685)
Yeongdeok Sunrise Wind Power Co., Ltd.		94,615	74,842	—	(383)
KA Power Limited		3,173	172	—	126
Western Power Changgi Solar Co., Ltd.		46,950	40,815	7,036	2,011
EWP Australia Pty., Ltd.		52,734	—	325	337
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		311,259	213,822	10,072	3,217
Digital Innovation Growth Fund		11,624	96	—	(266)
J Wind First, LLC		52,304	52,304	2,540	—
KEPCO Holding Company		3,307	—	—	(23)
KEPCO for Maintenance Company		118	—	—	(45)
KOSPO Trumbull LLC		25	—	—	(10)
Changjuk Wind Power Co., Ltd.		24,364	3,049	6,230	744
Chile Solar JV SpA		98,705	75,472	9,050	(2,768)
KEPCO KPS South Africa Pty., Ltd.		9,222	4,236	8,512	834
KOWEPO Holding Limited		1,323	1,371	—	(49)

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on the Group’s abilities to its subsidiaries as of December 31, 2024 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~10 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.

KOSPO Youngnam Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Jeongam Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, payments to the contracting party may be restricted depending on the financial management priority of the contract. The Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest on subordinated loans or dividends and settlement amounts for renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. The Group’s equity interest in the subsidiary may not be transferred either wholly or partially without prior written consent of financial institutions.

Jeju Hanlim Offshore Wind Co., Ltd.	Prior approval from the lender is required when withdrawing funds (major expenditure, REC settlement, dividend payment, etc.) according to the loan agreement.

Yeongdeok Sunrise Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.

Columboola Solar Farm Hold Co Pty., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.

Guam Ukudu Power LLC	Dividends may be payable only when all conditions of the loan agreement are satisfied. Disposing or transferring assets either as a whole or as a part is restricted, and the Group’s equity interest in the subsidiary may not be transferred either wholly or partially without prior consent of other stakeholders including financial institutions.

Mira Power Limited	The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.

Chile Solar JV SpA	The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.

K-SOLAR SHINAN Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders until five years have elapsed after the commencement of the operation.

Western Power Changgi Solar Co., Ltd.	Principals and interest on subordinated loans or dividends to investors are only payable when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, the Group’s equity interest may not be transferred either wholly or partially without prior written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on the Group’s abilities to its subsidiaries as of December 31, 2024 are as follows, continued:

Company	Nature and extent of any significant restrictions
Chitose Solar Power Plant LLC	Capital expenditure may be incurred only upon prior consent of financial institutions. The issuance of securities to third parties, including current investors, is restricted, and the amount of paid-in capital cannot either increase, be written off or decrease.

Mangilao Intermediate Holdings LLC	Changes or termination of the O&M contract, and delays in the EPC contract may not be made without the prior written consent of the majority of the lenders, and dividends can be implemented only after repayment of the loan is completed.

Fujeij Wind Power Company	Incurring additional borrowings not specified in the loan agreement, or changing the PPA schedule or the EPC contract without the lender’s prior written consent is restricted. Also, commercial operation before acquiring wind turbine is restricted without prior consent from the EPC contractor. In addition, capital acquisition and new share issuance other than dividends payment to investors are restricted.

Qatrana Electric Power Company	Dividends payment, repayment of capital investment, and settlement for O&M can only be made when all conditions of the loan agreement are satisfied and prior consent of financial institutions is obtained.

KST Electric Power Company, S.A.P.I. de C.V.	Disposal of assets exceeding $5 million per year is restricted, and the debt ratio is required to be maintained below 90%. Additionally, capital and cost expenditures that do not meet the conditions in the loan agreement are restricted.

(5)	As of December 31, 2024, the Group has following commitments unrecognized in relation to its subsidiaries as per its shareholders’ agreements:

Company	Unrecognized commitments
Jeongam Wind Power Co., Ltd.	When the Group requests other shareholders to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares at fair value.

Changjuk Wind Power Co., Ltd.	When other shareholders want to sell their shares after the performance guarantee period of wind power generators stipulated in the equipment supply contract is completed, the Group has a right to purchase the shares at fair value after consulting with the parties on the timing and size of the acquisition, taking into account financial conditions, business conditions, and other circumstances.

Columboola Solar Farm Hold Co Pty., Ltd.	The Group holds a call option to purchase the shares held by another shareholder at 80% of the stock’s valuation in the event of a breach of obligation specified in the shareholder agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won
As of and for the year ended 2024
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	58,291	1,033,936	568,226	1,284,969	2,945,422
Non-current assets		461	641,840	377,158	4,814,101	5,833,560
Current liabilities		(280)	(341,918)	(359,629)	(1,282,746)	(1,984,573)
Non-current liabilities		(335)	(13,561)	(8,281)	(2,578,521)	(2,600,698)
Net assets		58,137	1,320,297	577,474	2,237,803	4,193,711
Book value of non-controlling interests		28,487	646,946	281,576	490,588	1,447,597
Sales		—	1,534,269	553,363	1,032,246	3,119,878
Profit for the period		4,549	170,967	58,513	120,682	354,711
Profit for the period attributable to non-controlling interests		2,229	83,774	28,531	15,736	130,270
Cash flows from operating activities		5,034	538,151	46,528	345,168	934,881
Cash flows from investing activities		—	(379,243)	(31,761)	(195,587)	(606,591)
Cash flows from financing activities before dividends to non-controlling interests		(64,696)	(63,535)	(11,104)	(161,447)	(300,782)
Dividends to non-controlling interests		(36,759)	(47,584)	(9,552)	(43,321)	(137,216)
Effect of exchange rate fluctuation		12,321	1,362	447	28,762	42,892
Net increase (decrease) in cash and cash equivalents		(84,100)	49,151	(5,442)	(26,425)	(66,816)

In millions of won
As of and for the year ended 2023
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	142,023	953,211	446,900	1,193,078	2,735,212
Non-current assets		688	632,169	407,804	4,639,760	5,680,421
Current liabilities		(252)	(313,249)	(249,899)	(1,009,791)	(1,573,191)
Non-current liabilities		(548)	(5,348)	(57,497)	(2,737,589)	(2,800,982)
Net assets		141,911	1,266,783	547,308	2,085,458	4,041,460
Book value of non-controlling interests		69,536	620,723	266,867	462,581	1,419,707
Sales		—	1,523,031	545,092	1,212,372	3,280,495
Profit for the period		3,718	161,849	32,654	63,145	261,366
Profit for the period attributable to non-controlling interests		1,822	79,306	15,922	9,355	106,405
Cash flows from operating activities		1,086	(35,492)	39,985	368,415	373,994
Cash flows from investing activities		84	26,915	(19,345)	(508,844)	(501,190)
Cash flows from financing activities before dividends to non-controlling interests		(93,348)	(36,433)	(6,687)	119,109	(17,359)
Dividends to non-controlling interests		(643)	(28,775)	(5,250)	(20,866)	(55,534)
Effect of exchange rate fluctuation		5,135	(454)	(35)	2,813	7,459
Net increase (decrease) in cash and cash equivalents		(87,686)	(74,239)	8,668	(39,373)	(192,630)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i) Details of goodwill as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Acquisition cost	~~W~~	101,761	101,738
Less: accumulated impairment		(2,582)	(2,582)

Carrying book value	~~W~~	99,179	99,156

(ii) Changes in goodwill for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024
	Beginning		Increase	Decrease	Impairment	Others	Ending
Acquisition cost	~~W~~	101,738	—	—	—	23	101,761
Less: accumulated impairment		(2,582)	—	—	—	—	(2,582)

Carrying book value	~~W~~	99,156	—	—	—	23	99,179

In millions of won	For the year ended December 31, 2023
	Beginning		Increase	Decrease	Impairment	Others	Ending
Acquisition cost	~~W~~	100,093	1,859	—	—	(214)	101,738
Less: accumulated impairment		—	—	—	(2,582)	—	(2,582)

Carrying book value	~~W~~	100,093	1,859	—	(2,582)	(214)	99,156

(8)	Disposals of subsidiaries

The Group has completed the liquidation process of PT. KOWEPO Sumsel Operation and Maintenance Services and KEPCO Lebanon SARL for the year ended December 31, 2024. In addition, the Group has completed the liquidation process of its subsidiaries KHNP Spain, S.L. and KEPCO US Inc. for the year ended December 31, 2023.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2023 are as follows:

In millions of won
As of December 31, 2024
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*9)	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,289,304
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	30,177
Gangwon Wind Power Co., Ltd. (*1)	Power generation	Korea	15.00%		5,725	11,693
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	87,393
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	273,962
Taebaek Guinemi Wind Power Co., Ltd. (*26)	Power generation	Korea	67.25%		12,637	13,559
Daeryun Power Co., Ltd. (*1)	Power generation	Korea	6.85%		46,373	31,093
KNH Solar Co., Ltd.	Power generation	Korea	27.00%		1,296	2,165
SPC Power Corporation (*27)	Power generation	Philippines	38.00%		20,635	107,574
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	728,338
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	157,530
KNOC Nigerian East Oil Co., Ltd. (*3)	Resources development	Nigeria	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*3)	Resources development	Nigeria	14.63%		12	—
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	39,268
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	717,376
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	180,372
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	73,065
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	Indonesia	29.00%		2,978	5,735
Noeul Green Energy Co., Ltd.	Power generation	Korea	29.00%		1,740	—
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	284,542
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	241,814
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	139,059
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	Korea	28.00%		194	360
Dongducheon Dream Power Co., Ltd. (*4)	Power generation	Korea	33.61%		148,105	91,351
Jinbhuvish Power Generation Pvt. Ltd. (*1)	Power generation	India	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	Korea	46.59%		5,190	1,490
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	279,432
Daegu Photovoltaic Co., Ltd.	Power generation	Korea	29.00%		1,230	2,535
Busan Green Energy Co., Ltd.	Power generation	Korea	29.00%		5,243	2,334
Hansuwon KNP Co., Ltd.	Electric material agency	Korea	28.98%		537	674
Korea Electric Power Corporation Fund (*5)	Developing electric enterprises	Korea	98.09%		11,210	13,353
Energy Infra Asset Management Co., Ltd. (*31)	Asset management	Korea	9.90%		297	1,268
YaksuESS Co., Ltd.	Installing ESS related equipment	Korea	29.00%		210	162
Nepal Water & Energy Development Company Private Limited (*6)	Construction and operation of utility plant	Nepal	68.88%		110,332	170,955
Gwangyang Green Energy Co., Ltd.	Power generation	Korea	20.00%		26,800	24,217
PND solar Co., Ltd.	Power generation	Korea	29.00%		1,250	1,735
Hyundai Eco Energy Co., Ltd. (*1)	Power generation	Korea	19.00%		3,610	8,493
YeongGwang Yaksu Wind Electric Co., Ltd. (*1)	Power generation	Korea	9.63%		533	41
Green Energy Electricity Generation Co., Ltd.	Power generation	Korea	29.00%		1,189	—
Korea Energy Solutions Co., Ltd.	R & D	Korea	20.00%		300	197
ITR Co., Ltd. (*30)	R & D	Korea	8.70%		50	—
STN Co., Ltd.	Technical testing and consulting	Korea	20.00%		25	407

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2023 are as follows, continued:

In millions of won
As of December 31, 2024
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Indeck Niles Development, LLC	Power generation	USA	50.00%	~~W~~	249,274	370,970
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	60
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	Korea	49.00%		6,108	6,119
Suwon New Power Co., Ltd.	Power generation	Korea	39.90%		798	914
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	Korea	44.00%		4,757	5,155
Go deok Clean Energy Co., Ltd.	Fuel cell generation	Korea	40.00%		5,560	5,301
SureDataLab Co., Ltd.	R & D	Korea	23.95%		126	48
SEP Co., Ltd.	R & D	Korea	21.26%		27	—
Hankook Electric Power Information Co., Ltd. (*11)	R & D	Korea	16.16%		38	212
Tronix Co., Ltd. (*11)	R & D	Korea	12.50%		75	146
O2&B Global Co., Ltd.	R & D	Korea	20.00%		25	—
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	Korea	20.00%		1,570	2,772
Bigeum Resident Photovoltaic Power Co., Ltd. (*29)	Power generation	Korea	27.31%		11,214	7,908
Goesan Solar Park Co., Ltd.	Power generation	Korea	29.00%		1,276	3,133
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	Korea	35.00%		11,022	16,137
Bitgoel Eco Energy Co., Ltd.	Power generation	Korea	49.25%		7,880	13,701
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	Korea	30.00%		714	250
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	Korea	42.58%		706	1,030
Muan Solar park Co., Ltd.	Power generation	Korea	20.00%		4,400	6,267
YuDang Solar Co., Ltd.	Power generation	Korea	20.00%		360	617
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	Korea	20.00%		5,651	8,298
KPE Green Energy Co., Ltd.	Power generation	Korea	25.36%		3,910	8,230
G.GURU Co., Ltd.	R & D	Korea	24.65%		493	34
UD4M Co., Ltd. (*8)	R & D	Korea	12.50%		75	121
Dongbu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		190	512
Seobu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		195	579
Korea Energy Data Co., Ltd.	R & D	Korea	29.37%		60	23
Gangneung Sacheon Fuel Cell Co., Ltd.	Power generation	Korea	41.00%		5,695	9,306
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	Korea	34.00%		12,570	22,909
Chuncheon Green Energy Co., Ltd.	Power generation	Korea	45.00%		9,540	17,672
Yeomsubong Wind Power Co., Ltd.	Power generation	Korea	29.00%		1,411	603
Yeongyang Wind Power Corporation II	Power generation	Korea	30.00%		7,965	11,301
Haeparang Energy Co., Ltd.	Power generation	Korea	25.00%		2,241	1,950
Saemangeum Sebit Power Plant Co., Ltd. (*10)	Power generation	Korea	55.14%		21,037	37,110
PlatformN. Co., Ltd.	R & D	Korea	29.58%		105	—
PT. Cirebon Energi Prasarana (*7)	Power generation	Indonesia	10.00%		26,710	96,846
Green Radiation Co., Ltd. (*11)	R & D	Korea	9.00%		20	—
Future Convergence Technology Laboratory. Co., Ltd.	R & D	Korea	20.12%		76	22
Eco Motion Co., Ltd.	R & D	Korea	20.00%		90	229
REC’s Innovation Co., Ltd. (*31)	R & D	Korea	11.04%		81	155
ACE	R & D	Korea	20.00%		25	5
Environment and Energy Co., Ltd. (*11)	R & D	Korea	10.54%		11	3
Santiago Solar Power SpA	Power generation	Chile	50.00%		13,851	6,961
Yanggu Floating Photovoltaic Power Plant Inc.	Power generation	Korea	29.00%		904	846
Power Embedded	R & D	Korea	23.33%		70	68
Changwon SG Energy Co., Ltd. (*11)	Power generation	Korea	18.78%		900	682
Donpyung Technology. Co., Ltd.	R & D	Korea	20.00%		125	281
HORANG ENERGY Inc.	Power generation	Korea	40.00%		4,240	3,808
Hoenggye Renewable Energy Co., Ltd	Power generation	Korea	36.12%		2,375	2,375
Haman Green Energy Co., Ltd.	Power generation	Korea	35.00%		4,771	2,810
Songsan Green Energy Co., Ltd. (*6)	Power generation	Korea	60.00%		8,400	7,908
SkyPic Inc.	R & D	Korea	20.00%		26	26
HyChangwon Fuel Cell. Co., Ltd.	Power generation	Korea	40.00%		9,396	9,278
Dreams Co.,Ltd. (*11)	R & D	Korea	11.00%		11	11
DEEPAI Co.,Ltd. (*11, 36)	R & D	Korea	1.20%		11	11
Amaala Sustainable Company for Energy LLC (*7)	Power generation	Saudi Arabia	10.00%		18	18

				~~W~~	3,394,833	6,704,754

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2023 are as follows, continued:

In millions of won
As of December 31, 2024
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%	~~W~~	44,405	86,450
Shuweihat Asia Operation & Maintenance Company (*12)	Maintenance of utility plant	Cayman	55.00%		30	2,138
Waterbury Lake Uranium L.P. (*13)	Resources development	Canada	29.68%		20,753	23,756
ASM-BG Investicii AD	Power generation	Bulgaria	50.00%		9,846	16,936
RES Technology AD	Power generation	Bulgaria	50.00%		11,922	15,069
KV Holdings, Inc. (*27)	Power generation	Philippines	40.00%		2,103	6,921
KEPCO SPC Power Corporation (*12,27)	Construction and operation of utility plant	Philippines	60.00%		94,579	159,139
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	China	40.00%		16,621	7,919
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	48,325
Rabigh Electricity Company(*13)	Power generation	Saudi arabia	40.00%		109,743	269,893
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	Saudi arabia	40.00%		70	8,311
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	412,616
KW Nuclear Components Co., Ltd.	Manufacturing	Korea	45.00%		833	18,758
Busan Shinho Solar Power Co., Ltd.	Power generation	Korea	25.00%		2,100	6,993
Global Trade Of Power System Co., Ltd. (*14)	Exporting products and technology of small or medium business by proxy	Korea	29.00%		290	696
Expressway Solar-light Power Generation Co., Ltd.	Power generation	Korea	50.00%		1,856	5,771
Amman Asia Electric Power Company (*12)	Power generation	Jordan	60.00%		111,476	268,864
KAPES, Inc. (*12)	R & D	Korea	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	Korea	29.00%		3,480	4,833
Korea Power Engineering Service Co., Ltd.	Construction and service	Korea	29.00%		290	6,054
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	36,599
Yeonggwangbaeksu Wind Power Co., Ltd. (*14)	Power generation	Korea	15.00%		3,000	3,729
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	563,079
Kelar S.A. (*12)	Power generation	Chile	65.00%		78,060	152,367
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	100,580
Incheon New Power Co., Ltd. (*16)	Power generation	Korea	29.00%		461	302
Seokmun Energy Co., Ltd.	Power generation	Korea	29.00%		15,370	15,456
Daehan Wind Power PSC	Power generation	Jordan	50.00%		7,493	21,327
Barakah One Company (*17)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*17)	Operation of utility plant	UAE	18.00%		296	392
MOMENTUM	International thermonuclear experimental reactor construction management	France	33.33%		1	195
Daegu Green Power Co., Ltd. (*18)	Power generation	Korea	29.00%		46,225	30,513
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	26,146
Chester Solar IV SpA (*15)	Power generation	Chile	90.00%		2,776	1,452
Chester Solar V SpA (*15)	Power generation	Chile	90.00%		634	262
Diego de Almagro Solar SpA (*15)	Power generation	Chile	90.00%		2,902	1,700
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	48,760
Daesan Green Energy Co., Ltd.	Power generation	Korea	35.00%		17,850	25,331
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	89,780
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	55,622
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	59,806
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	8,119
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,857
Laurel SpA (*15)	Power generation	Chile	90.00%		2,156	1,432
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*14)	Power generation	Australia	12.37%		4,095	1,149
Cheong-Song Noraesan Wind Power Co., Ltd. (*13)	Power generation	Korea	29.01%		3,200	4,317
Chester Solar I SpA (*15)	Power generation	Chile	90.00%		1,316	1,649
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	63,695
Saemangeum Solar Power Co., Ltd. (*19)	Power generation	Korea	81.01%		26,400	23,277
Chungsongmeon BongSan wind power Co., Ltd. (*14)	Power generation	Korea	29.00%		2,900	2,590
Jaeun Resident Wind Power Plant Co., Ltd. (*14)	Power generation	Korea	29.00%		2,494	2,045
DE Energia SpA	Power generation	Chile	49.00%		8,364	11,062
Dangjin Eco Power Co., Ltd.	Power generation	Korea	34.00%		25,661	26,867

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2023 are as follows, continued:

In millions of won
As of December 31, 2024
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Haemodum Solar Co., Ltd.	Power generation	Korea	49.00%	~~W~~	2,940	3,230
Yangyang Wind Power Co., Ltd.	Power generation	Korea	50.00%		12,000	11,640
HORUS SOLAR, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		5,068	1,488
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		3,678	4,452
SUNMEX RENOVABLES, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		1,678	1,687
Stavro Holding II A.B.	Holding company	Sweden	20.00%		18,566	16,459
Solaseado Solar Power Co., Ltd.	Power generation	Korea	39.00%		7,020	22,793
Yeongam Solar Power Co., Ltd. (*14)	Power generation	Korea	19.00%		6,460	11,828
Samsu Wind Power Co., Ltd. (*14)	Power generation	Korea	19.00%		2,637	2,851
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		39,052	50,721
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	Korea	29.53%		20,857	15,433
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*12)	Holding company	Korea	90.00%		14,848	15,496
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	207,565
Cheongna Energy Co., Ltd. (*19)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	46,158
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%		29,200	48,031
Boim Combined Heat and Power Generation Co., Ltd. (*21)	Power generation	Korea	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		258,011	465,349
KAS INVESTMENT I LLC (*13)	Holding company	USA	29.89%		23,437	6,078
KAS INVESTMENT II LLC (*13)	Holding company	USA	29.89%		23,343	6,040
Energyco Co., Ltd.	Power generation	Korea	29.00%		1,659	2,322
CAES, LLC	Holding company	USA	36.00%		19,414	20,659
Hapcheon Floating Photovoltaic Power Plant Inc. (*14)	Power generation	Korea	49.00%		7,512	11,334
Busan Industrial Solar Power Co., Ltd.	Power generation	Korea	28.02%		510	1,160
Bitsolar Energy Co., Ltd.	Power generation	Korea	27.10%		352	—
Pulau Indah O&M Sdn. Bhd. (*14)	Power generation	Malaysia	40.00%		—	—
Guadalupe Solar SpA (*22)	Power generation	Chile	60.00%		1,397	781
Omisan Wind Power Co., Ltd.	Power generation	Korea	42.00%		10,752	10,859
Foresight Iberian Solar Group Holding, S.L. (*22)	Power generation	Spain	75.00%		10,564	—
Yeongwol Eco Wind Co., Ltd.	Power generation	Korea	29.00%		3,089	890
Gurae Resident Power Co., Ltd.	Power generation	Korea	29.00%		386	333
Cheongju Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,858	10,636
Enel X Midland Photovoltaic, LLC	Power generation	Korea	20.00%		2,211	2,715
Geumsungsan Wind Power Co., Ltd.	Power generation	Korea	29.00%		6,531	7,840
KEPCO KPS CARABAO Corp. (*16)	Utility plant maintenance	Philippines	40.00%		93	—
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	37,559
Goheung New Energy Co., Ltd.	Power generation	Korea	46.15%		12,959	15,768
Gunsan Land Solar Co., Ltd. (*22,28)	Power generation	Korea	75.29%		19,091	23,163
CapMan Lynx SCA, SICAR	Holding company	Luxembourg	50.00%		9,601	—
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	11,038
Pyeongchang Wind Power Co., Ltd. (*25)	Power generation	Korea	58.00%		9,329	12,147
Eumseong Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,741	11,613
Changwon Nu-ri Energy Co., Ltd. (*14)	Fuel cell generation	Korea	61.00%		8,095	7,658
PungBack Wind Farm Corporation (*24)	Power generation	Korea	32.89%		7,885	7,760
Trumbull Asset Management, LLC (*25)	Holding company	USA	78.00%		1	1,297
S-Power Chile SpA	Power generation	Chile	50.00%		127	159
Seungmun Green Energy	Power generation	Korea	33.00%		8,973	12,745
Seobusambo highway photovoltaics Co., Ltd. (*23)	Power generation	Korea	80.00%		3,020	3,309

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2023 are as follows, continued:

In millions of won
As of December 31, 2024
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Yangyang Suri Wind Power Co., Ltd.(*13)	Power generation	Korea	29.00%	~~W~~	10,498	8,643
KEPCO for Power Company (*32)	Power generation	Saudi arabia	60.00%		3,083	17,906
Taebaek Wind Power Co., Ltd. (*33)	Power generation	Korea	60.00%		11,494	14,759
Jeonju Bio Green Energy Co., Ltd.(*22)	Power generation	Korea	65.00%		3,250	2,566
Kumyang Eco Park Co., Ltd.	Power generation	Korea	29.00%		3,663	3,841
Jeongeup Green Power Co., Ltd. (*34)	Power generation	Korea	44.86%		9,600	8,846
Hadong E-factory Co., Ltd.(*13)	Power generation	Korea	29.99%		350	344
Namyangju Combined Heat and Power Co., Ltd. (*35)	Generating and distributing vapor and hot/cold water	Korea	70.10%		53,977	51,768
Samcheok Eco Materials Co., Ltd. (*37)	Recycling fly ashes	Korea	25.54%		686	—
Wadi Noor Solar Power Company SAOC	Power generation	Oman	50.00%		847	1,392
Fairhaven Energy Storage LLC	Power generation	USA	35.00%		1,505	—
Rutile BESS Holdings, LLC	Holding company	USA	50.00%		106	1
Trumbull Development Partners, LLC	Holding company	USA	56.23%		304,836	355,379
Imha Floating Photovoltaic Power Plant Inc.(*13)	Power generation	Korea	49.00%		7,174	6,351
EDFR KOWEPO AJBAN PV HOLDING LIMITED	Holding company	UAE	50.00%		1	85
Roof One Energy Co., Ltd.	Holding company	Korea	48.00%		2,000	2,000
					2,880,964	4,581,340

				~~W~~	6,275,797	11,286,094

(*1)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions, which can affect its significant influence on the entity.

(*4)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*7)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*8)

The effective percentage of ownership is 14.29% due to the acquisition of treasury stocks. The effective percentage of ownership is less than 20%. However, the Group exercises significant influence over the decisions related to finance and operation by virtue of right to nominate directors to the board of directors of the entity.

(*9)	The effective percentage of ownership is 21.66%, considering hybrid bonds.
(*10)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*11)	The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the entity.
(*12)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2023 are as follows, continued:

(*13)	The effective percentage of ownership is less than 50%. However, the entity is classified as a joint venture, because all consent was required to make decisions on related activities.
(*14)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.
(*15)

Although the Group holds majority of shares in the entities marked above by acquiring additional shares for the year ended December 31, 2024, the entities are classified as joint ventures due to the shareholders’ agreement requiring unanimous approval from the entities’ board of directors for making material decisions on financial and operational policies.

(*16)

The joint arrangement which the Group has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*17)	The effective percentage of ownership is less than 50%. However, decisions in relevant activities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.
(*18)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(*19)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(*20)

The effective percentage of ownership is less than 50%. However, according to the shareholders’ agreement, decisions related principal operation must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*21)

According to the Boim Combined Heat and Power Generation Co., Ltd. Investment Agreement signed in March 2011, the Group has a commitment to guarantee principal and certain returns on shares of REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.). held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Group was deemed to have acquired an additional 15.6% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Group has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(*22)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(*23)	Although the effective percentage of ownership is more than 50%, decisions in relevant activities must be agreed by all members of the board of directors.
(*24)	The effective percentage of ownership is 37%, considering potential common stock.
(*25)

The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all members of the board of directors. Accordingly, the entity is classified as a joint venture.

(*26)

The effective percentage of ownership is more than 50%. However, by the shareholders’ agreement, the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision committee. Accordingly, the entity is classified as an associate.

(*27)

The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation, and KV Holdings, Inc. and the timing of and proceeds from such sales transaction is not specified as of December 31, 2023.

(*28)

The nominal percentage of ownership is 75.29% and the effective percentage of ownership is 56.91%, as the Group has an obligation to provide excessive dividend income to Gunsan City when a certain rate of return defined in the shareholders’ agreement is met.

(*29)	During the year ended December 31, 2024, the long-term loan to Bigeum Resident Photovoltaic Power Co., Ltd. was converted into equity.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2023 are as follows, continued:

(*30)

Although the Group’s effective percentage of ownership is less than 20%, the entity has been classified as an associate as the Group has significant influence on the entity considering the fact that ordinary resolutions passed at the shareholders’ meeting require the majority decision and the Group has the right to elect the entity’s directors.

(*31)

Although the Group’s effective percentage of ownership is less than 20%, the Group can exercise significant influence on the entity through its contractual right to appoint one director to the entity’s board of directors.

(*32)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors due to the shareholders’ agreement.

(*33)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture considering the minimum number of the entity’s board of directors’ members required to agree for making decision on material financial and operational policies due to the joint shareholders’ agreement.

(*34)

Although the Group’s effective percentage of ownership is less than 50%, the entity is reclassified as a joint venture considering the Group can exercise significant influence on the entity due to the Group’s contractual right to appoint a director to the entity’s board of directors and the minimum number of the entity’s board of directors members required to agree for making decision on material financial and operational policies in accordance with the joint shareholders’ agreement .

(*35)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors.

(*36)	The effective ownership interest is 1.32%, considering convertible redeemable preferred shares.
(*37)

Although the Group’s effective percentage of ownership is less than 50%, the entity is reclassified as a joint venture considering the minimum number of the entity’s board of directors’ members required to agree for making decision on material financial and operational policies as the joint shareholders’ agreement revised in the year ended December 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2023 are as follows, continued:

In millions of won
As of December 31, 2023
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	1,970,643
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	29,500
YTN Co., Ltd. (*1)	Broadcasting	Korea	21.43%		59,000	52,303
Gangwon Wind Power Co., Ltd. (*2)	Power generation	Korea	15.00%		5,725	12,001
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	118,173
Korea Power Exchange (*3)	Management of power market and others	Korea	100.00%		127,839	274,286
Taebaek Guinemi Wind Power Co., Ltd. (*28)	Power generation	Korea	67.25%		12,637	13,530
Daeryun Power Co., Ltd. (*2)	Power generation	Korea	6.85%		46,373	26,834
KNH Solar Co., Ltd.	Power generation	Korea	27.00%		1,296	3,194
SPC Power Corporation (*29)	Power generation	Philippines	38.00%		20,635	78,931
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	705,812
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	134,259
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	Nigeria	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	Nigeria	14.63%		12	—
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	34,555
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	619,207
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	162,765
Pioneer Gas Power Limited	Power generation	India	38.50%		49,831	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	116,378
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	Indonesia	29.00%		2,978	5,168
Samcheok Eco Materials Co., Ltd. (*5)	Recycling fly ashes	Korea	25.54%		686	—
Noeul Green Energy Co., Ltd.	Power generation	Korea	29.00%		1,740	—
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	287,624
Gangneung Eco Power Co., Ltd. (*17)	Power generation	Korea	29.00%		261,000	254,929
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	145,026
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	Korea	28.00%		194	294
Dongducheon Dream Power Co., Ltd. (*6)	Power generation	Korea	33.61%		148,105	87,203
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	India	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	Korea	46.59%		5,190	1,483
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	259,085
Daegu Photovoltaic Co., Ltd.	Power generation	Korea	29.00%		1,230	2,804
Busan Green Energy Co., Ltd.	Power generation	Korea	29.00%		5,243	3,259
Hansuwon KNP Co., Ltd.	Electric material agency	Korea	28.98%		537	467
Korea Electric Power Corporation Fund (*7)	Developing electric enterprises	Korea	98.09%		20,847	23,421
Energy Infra Asset Management Co., Ltd. (*33)	Asset management	Korea	9.90%		297	1,213
Daegu clean Energy Co., Ltd.	Renewable power generation	Korea	28.00%		140	—
YaksuESS Co., Ltd.	Installing ESS related equipment	Korea	29.00%		210	285
Nepal Water & Energy Development Company Private Limited (*8,17)	Construction and operation of utility plant	Nepal	68.88%		110,332	110,573
Gwangyang Green Energy Co., Ltd.	Power generation	Korea	20.00%		26,800	24,638
PND solar Co., Ltd.	Power generation	Korea	29.00%		1,250	1,510
Hyundai Eco Energy Co., Ltd. (*2)	Power generation	Korea	19.00%		3,610	7,947
YeongGwang Yaksu Wind Electric Co., Ltd. (*2)	Power generation	Korea	9.63%		533	133
Green Energy Electricity Generation Co., Ltd.	Power generation	Korea	29.00%		1,189	8
Korea Energy Solutions Co., Ltd.	R & D	Korea	20.00%		300	170
ITR Co., Ltd. (*32)	R & D	Korea	10.00%		50	—
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)	Technical testing and consulting	Korea	20.00%		25	391

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2023 are as follows, continued:

In millions of won
As of December 31, 2023
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Indeck Niles Development, LLC	Power generation	USA	50.00%	~~W~~	263,825	335,401
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	93
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	Korea	49.00%		6,482	6,496
Suwon New Power Co., Ltd.	Power generation	Korea	39.90%		798	1,022
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	Korea	44.00%		4,757	5,155
Go deok Clean Energy Co., Ltd.	Fuel cell generation	Korea	40.00%		5,560	4,723
SureDataLab Co., Ltd.	R & D	Korea	23.95%		126	114
SEP Co., Ltd.	R & D	Korea	21.26%		27	—
Hankook Electric Power Information Co., Ltd. (*13)	R & D	Korea	16.49%		38	214
Tronix Co., Ltd. (*13)	R & D	Korea	12.50%		75	220
O2&B Global Co., Ltd.	R & D	Korea	20.00%		25	21
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	Korea	20.00%		1,570	2,822
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	Korea	29.90%		1	—
Goesan Solar Park Co., Ltd.	Power generation	Korea	29.00%		1,276	2,877
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	Korea	35.00%		11,022	14,420
Bitgoel Eco Energy Co., Ltd.	Power generation	Korea	49.25%		7,880	12,394
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	Korea	30.00%		714	246
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	Korea	42.58%		706	941
Muan Solar park Co., Ltd.	Power generation	Korea	20.00%		4,400	6,830
YuDang Solar Co., Ltd.	Power generation	Korea	20.00%		360	570
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	Korea	20.00%		5,651	7,665
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)	Power generation	Korea	25.36%		3,910	7,779
G.GURU Co., Ltd.	R & D	Korea	24.65%		493	167
UD4M Co., Ltd. (*10)	R & D	Korea	12.50%		75	150
Dongbu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		190	380
Seobu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		195	406
Korea Energy Data Co., Ltd.	R & D	Korea	29.37%		60	36
Gangneung Sacheon Fuel Cell Co., Ltd.	Power generation	Korea	41.00%		5,695	7,870
KOSTURE Co., Ltd. (*2)	Coal recycling business	Korea	4.42%		7	8
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	Korea	34.00%		12,570	19,426
Chuncheon Green Energy Co., Ltd.	Power generation	Korea	45.00%		9,540	8,900
Yeomsubong Wind Power Co., Ltd. (*11)	Power generation	Korea	29.00%		1,411	871
Yeongyang Wind Power Corporation II	Power generation	Korea	30.00%		7,965	10,100
Haeparang Energy Co., Ltd.	Power generation	Korea	25.00%		2,241	2,104
Saemangeum Sebit Power Plant Co., Ltd. (*12)	Power generation	Korea	55.14%		21,037	37,191
Boulder Solar III, LLC	Power generation	USA	30.00%		715	754
PlatformN. Co., Ltd.	R & D	Korea	29.58%		105	—
PT. Cirebon Energi Prasarana (*9)	Power generation	Indonesia	10.00%		26,710	76,597
Green Radiation Co., Ltd. (*13)	R & D	Korea	10.00%		20	26
Future Convergence Technology Laboratory. Co., Ltd.	R & D	Korea	20.12%		76	36
Eco Motion Co., Ltd. (formerly, SC E&G. Co,. Ltd.)	R & D	Korea	20.00%		90	267
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.) (*33)	R & D	Korea	16.67%		81	120
ACE	R & D	Korea	20.00%		25	2
Environment and Energy Co., Ltd. (*13)	R & D	Korea	10.54%		11	9
Santiago Solar Power SpA	Power generation	Chile	50.00%		13,851	11,769
Yanggu Floating Photovoltaic Power Plant Inc.	Power generation	Korea	29.00%		904	760
Power Embedded	R & D	Korea	23.33%		70	70
Changwon SG Energy Co., Ltd. (*13)	Power generation	Korea	18.78%		900	783
Donpyung Technology. Co., Ltd.	R & D	Korea	20.00%		125	254
HORANG ENERGY Inc.	Power generation	Korea	40.00%		4,240	4,149
Hoenggye Renewable Energy Co., Ltd	Power generation	Korea	36.12%		2,375	2,375
Haman Green Energy Co., Ltd.	Power generation	Korea	35.00%		4,771	2,981
Songsan Green Energy Co., Ltd. (*21)	Power generation	Korea	60.00%		8,400	8,323

				~~W~~	3,509,099	6,176,889

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2023 are as follows, continued:

In millions of won
As of December 31, 2023
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%	~~W~~	44,405	69,902
Shuweihat Asia Operation & Maintenance Company (*14)	Maintenance of utility plant	Cayman	55.00%		30	1,818
Waterbury Lake Uranium L.P. (*15)	Resources development	Canada	30.65%		26,602	22,612
ASM-BG Investicii AD	Power generation	Bulgaria	50.00%		9,846	14,739
RES Technology AD	Power generation	Bulgaria	50.00%		11,922	14,383
KV Holdings, Inc. (*29)	Power generation	Philippines	40.00%		2,103	5,186
KEPCO SPC Power Corporation (*14,29)	Construction and operation of utility plant	Philippines	75.20%		94,579	196,544
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	China	40.00%		16,621	6,315
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	43,207
Rabigh Electricity Company	Power generation	Saudi arabia	40.00%		109,743	235,051
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	Saudi arabia	40.00%		70	4,964
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	349,866
KW Nuclear Components Co., Ltd.	Manufacturing	Korea	45.00%		833	18,680
Busan Shinho Solar Power Co., Ltd.	Power generation	Korea	25.00%		2,100	6,669
Global Trade Of Power System Co., Ltd. (*16)	Exporting products and technology of small or medium business by proxy	Korea	29.00%		290	615
Expressway Solar-light Power Generation Co., Ltd.	Power generation	Korea	50.00%		1,856	5,187
Amman Asia Electric Power Company (*14)	Power generation	Jordan	60.00%		111,476	223,424
KAPES, Inc. (*14)	R & D	Korea	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	Korea	29.00%		3,480	4,743
Korea Power Engineering Service Co., Ltd.	Construction and service	Korea	29.00%		290	5,708
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	35,083
Yeonggwangbaeksu Wind Power Co., Ltd. (*16)	Power generation	Korea	15.00%		3,000	3,443
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	417,989
Kelar S.A. (*14)	Power generation	Chile	65.00%		78,060	131,529
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	90,151
Incheon New Power Co., Ltd. (*18)	Power generation	Korea	29.00%		461	298
Seokmun Energy Co., Ltd.	Power generation	Korea	29.00%		15,370	16,591
Daehan Wind Power PSC	Power generation	Jordan	50.00%		7,493	16,426
Barakah One Company (*19)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*19)	Operation of utility plant	UAE	18.00%		296	330
MOMENTUM	International thermonuclear experimental reactor construction management	France	33.33%		1	209
Daegu Green Power Co., Ltd. (*20)	Power generation	Korea	29.00%		46,225	26,430
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	23,380
Chester Solar IV SpA	Power generation	Chile	45.00%		1,700	484
Chester Solar V SpA	Power generation	Chile	45.00%		525	191
Diego de Almagro Solar SpA	Power generation	Chile	45.00%		2,091	954
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	43,109
Daesan Green Energy Co., Ltd.	Power generation	Korea	35.00%		17,850	22,191
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	84,092
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	54,081
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	58,154
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	6,937
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,441
Laurel SpA	Power generation	Chile	45.00%		1,222	613
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*16)	Power generation	Australia	12.37%		4,095	3,719
Cheong-Song Noraesan Wind Power Co., Ltd. (*15)	Power generation	Korea	29.01%		3,200	3,756
Chester Solar I SpA	Power generation	Chile	45.00%		1,181	1,238
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	58,130
Saemangeum Solar Power Co., Ltd. (*21)	Power generation	Korea	81.01%		26,400	23,419
Chungsongmeon BongSan wind power Co., Ltd. (*16)	Power generation	Korea	29.00%		2,900	2,665

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2023 are as follows, continued:

In millions of won
As of December 31, 2023
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Jaeun Resident Wind Power Plant Co., Ltd. (*16)	Power generation	Korea	29.00%	~~W~~	2,494	2,214
DE Energia SpA	Power generation	Chile	49.00%		8,364	9,703
Dangjin Eco Power Co., Ltd.	Power generation	Korea	34.00%		25,661	26,753
Haemodum Solar Co., Ltd.	Power generation	Korea	49.00%		2,940	3,122
Yangyang Wind Power Co., Ltd.	Power generation	Korea	50.00%		12,000	10,435
HORUS SOLAR, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		5,068	11,181
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		3,678	10,935
SUNMEX RENOVABLES, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		1,678	3,541
Stavro Holding II A.B.	Holding company	Sweden	20.00%		18,566	18,263
Solaseado Solar Power Co., Ltd.	Power generation	Korea	39.00%		7,020	17,953
Yeongam Solar Power Co., Ltd. (*16)	Power generation	Korea	19.00%		6,460	9,637
Samsu Wind Power Co., Ltd. (*16)	Power generation	Korea	19.00%		2,637	3,022
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		24,339	25,603
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	Korea	29.53%		19,897	21,897
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*14)	Holding company	Korea	90.00%		14,916	15,487
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	156,994
Cheongna Energy Co., Ltd. (*21)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	25,549
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%		29,200	5,285
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.) (*23)	Power generation	Korea	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		195,130	289,966
KAS INVESTMENT I LLC (*15)	Holding company	USA	29.89%		23,437	15,784
KAS INVESTMENT II LLC (*15)	Holding company	USA	29.89%		23,343	15,709
Energyco Co., Ltd.	Power generation	Korea	29.00%		1,659	2,140
CAES, LLC	Holding company	USA	36.00%		19,414	20,380
Hapcheon Floating Photovoltaic Power Plant Inc. (*16)	Power generation	Korea	49.00%		7,512	10,348
Busan Industrial Solar Power Co., Ltd.	Power generation	Korea	28.02%		510	1,058
Bitsolar Energy Co., Ltd.	Power generation	Korea	27.10%		352	352
Pulau Indah O&M Sdn. Bhd. (*24)	Power generation	Malaysia	60.00%		—	—
Guadalupe Solar SpA (*24)	Power generation	Chile	60.00%		1,397	1,200
Omisan Wind Power Co., Ltd.	Power generation	Korea	42.00%		10,752	10,229
Foresight Iberian Solar Group Holding, S.L. (*24)	Power generation	Spain	75.00%		10,564	8,119
Yeongwol Eco Wind Co., Ltd.	Power generation	Korea	29.00%		3,089	4,024
Gurae Resident Power Co., Ltd.	Power generation	Korea	29.00%		386	569
Cheongju Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,858	9,072
Enel X Midland Photovoltaic, LLC	Power generation	Korea	20.00%		2,211	2,542
Geumsungsan Wind Power Co., Ltd.	Power generation	Korea	29.00%		6,531	5,515
KEPCO KPS CARABAO Corp. (*18)	Utility plant maintenance	Philippines	40.00%		93	—
Prime Swedish Holding AB	Holding company	Sweden	45.00%		36,227	38,789
Goheung New Energy Co., Ltd.	Power generation	Korea	46.15%		12,959	15,736
Gunsan Land Solar Co., Ltd. (*24,30)	Power generation	Korea	75.29%		19,091	22,429
CapMan Lynx SCA, SICAR	Holding company	Luxembourg	50.00%		9,601	—
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	1,423
Pyeongchang Wind Power Co., Ltd. (*27)	Power generation	Korea	58.00%		9,329	12,228
Eumseong Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,741	8,386
Changwon Nu-ri Energy Co., Ltd. (*16)	Fuel cell generation	Korea	61.00%		8,095	8,027
PungBack Wind Farm Corporation (*26)	Power generation	Korea	32.89%		7,885	7,940
Trumbull Asset Management, LLC (*27)	Holding company	USA	78.00%		1	936
S-Power Chile SpA	Power generation	Chile	50.00%		127	64
Seungmun Green Energy	Power generation	Korea	33.00%		8,973	9,757
Seobusambo highway photovoltaics Co., Ltd. (*25)	Power generation	Korea	80.00%		3,020	3,580

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2023 are as follows, continued:

In millions of won
As of December 31, 2023
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Yangyang Suri Wind Power Co., Ltd.(*15)	Power generation	Korea	29.00%	~~W~~	10,498	9,608
KEPCO for Power Company (*34)	Power generation	Saudi arabia	60.00%		3,083	435
Taebaek Wind Power Co., Ltd. (*35)	Power generation	Korea	60.00%		11,494	13,932
Jeonju Bio Green Energy Co., Ltd.(*24)	Power generation	Korea	65.00%		3,250	3,195
Kumyang Eco Park Co., Ltd.	Power generation	Korea	29.00%		3,663	3,663
Jeongeup Green Power Co., Ltd. (*36)	Power generation	Korea	18.71%		1,560	1,560
Hadong E-factory Co., Ltd.(*15)	Power generation	Korea	29.99%		350	349
Namyangju Combined Heat and Power Co., Ltd. (*37)	Generating and distributing vapor and hot/cold water	Korea	55.00%		3,850	3,850
Wadi Noor Solar Power Company SAOC	Power generation	Oman	50.00%		847	846
Fairhaven Energy Storage LLC (*31)	Power generation	USA	35.00%		—	—

					2,431,604	3,485,699

				~~W~~	5,940,703	9,662,588

(*1)

the Group is planning to sell its investments in YTN Co., Ltd. based on the resolution of the Board of Directors on November 23, 2022, but investments in YTN Co., Ltd. are not classified as assets held-for-sale as the group hasn’t started the active selling procedures as of December 31, 2023.

(*2)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*3)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*4)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions, which can affect its significant influence on the entity.

(*5)

Although the nominal percentage of ownership is 2.35%, the effective percentage of ownership is 25.54%, considering redeemable convertible preferred stock as a liability component. The redeemable convertible preferred stock has been repaid in the current period.

(*6)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*7)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*8)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*9)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*10)

The effective percentage of ownership is 14.29% due to the acquisition of treasury stocks. The effective percentage of ownership is less than 20%. However, the Group exercises significant influence over the decisions related to finance and operation by virtue of right to nominate directors to the board of directors of the entity.

(*11)	The effective percentage of ownership decreased due to the disproportionate paid-in capital increase.
(*12)

The effective percentage of ownership decreased due to the disproportionate paid-in capital increase during the year ended December 31, 2023. The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2023 are as follows, continued:

(*13)	The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the entity.
(*14)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*15)	The effective percentage of ownership is less than 50%. However, the entity is classified as a joint venture, because all consent was required to make decisions on related activities.
(*16)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.
(*17)	The effective percentage of ownership changed due to the disproportionate capital reduction of financial investors during the year ended December 31, 2023.
(*18)

The joint arrangement which the Group has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*19)	The effective percentage of ownership is less than 20%. However, decisions in relevant activities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.
(*20)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(*21)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(*22)

The effective percentage of ownership is more than 20%. However, according to the shareholders’ agreement, decisions related principal operation must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*23)

According to the Boim Combined Heat and Power Generation Co., Ltd. Investment Agreement signed in March 2011, the Group has a commitment to guarantee principal and certain returns on shares of REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.). held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Group was deemed to have acquired an additional 15.6% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Group has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(*24)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(*25)

Due to the changes in the agreement, the Group lost its control over the entity. Accordingly, the entity is reclassified to a joint venture from a subsidiary. Although the effective percentage of ownership is more than 50%, decisions in relevant activities must be agreed by all members of the board of directors.

(*26)	The effective percentage of ownership is 37%, considering potential common stock.
(*27)

The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all members of the board of directors. Accordingly, the entity is classified as a joint venture.

(*28)

The effective percentage of ownership is more than 50%. However, by the shareholders’ agreement, the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision committee. Accordingly, the entity is classified as an associate.

(*29)

The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation, and KV Holdings, Inc. and the timing of and proceeds from such sales transaction is not specified as of December 31, 2023.

(*30)

The nominal percentage of ownership is 75.29% and the effective percentage of ownership is 56.91%, as the Group has an obligation to provide excessive dividend income to Gunsan City when a certain rate of return defined in the shareholders’ agreement is met.

(*31)	Although the investment has not yet been paid, commitment to pay 35% of investment in the future has been made.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2023 are as follows, continued:

(*32)

Although the Group’s effective percentage of ownership is less than 20%, the entity has been classified as an associate as the Group has significant influence on the entity considering the fact that ordinary resolutions passed at the shareholders’ meeting require the majority decision and the Group has the right to elect the entity’s directors.

(*33)

Although the Group’s effective percentage of ownership is less than 20%, the Group can exercise significant influence on the entity through its contractual right to appoint one director to the entity’s board of directors.

(*34)

Although the Group’s effective percentage of ownership is more than 50%, the entity is reclassified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors due to the shareholders’ agreement concluded during the year ended December 31, 2023.

(*35)

Although the Group’s effective percentage of ownership is more than 50%, the entity is reclassified as a joint venture considering the minimum number of the entity’s board of directors’ members required to agree for making decision on material financial and operational policies, as the joint shareholders’ agreement changed during the year ended December 31, 2023.

(*36)

Although the Group’s effective percentage of ownership is less than 20%, the entity is reclassified as a joint venture considering the Group can exercise significant influence on the entity due to the Group’s contractual right to appoint a director to the entity’s board of directors and the minimum number of the entity’s board of directors members required to agree for making decision on material financial and operational policies in accordance with the joint shareholders’ agreement.

(*37)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(2)	The fair values of investments in associates which are actively traded in an open market as of December 31, 2024 and 2023 are as follows:

In millions of won
Investees	As of December 31, 2024		As of December 31, 2023
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	88,489	69,298
Korea Gas Corporation		655,830	466,830
YTN Co., Ltd. (*)		—	54,180
SPC Power Corporation		130,063	92,219
PT. Bayan Resources TBK		12,298,501	11,090,934

(*)	The Group sold all of its shares in YTN Co., Ltd. for the year ended December 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won
For the year ended December 31, 2024
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,970,643	—	—	—	248,385	36,628	33,648	2,289,304
Korea Electric Power Industrial Development Co., Ltd.		29,500	—	—	(2,801)	3,124	—	354	30,177
YTN Co., Ltd.		52,303	—	(52,303)	—	—	—	—	—
Gangwon Wind Power Co., Ltd.		12,001	—	—	(1,420)	1,112	—	—	11,693
Hyundai Green Power Co., Ltd.		118,173	—	—	(3,555)	2,712	—	(29,937)	87,393
Korea Power Exchange		274,286	—	—	—	2,768	(59)	(3,033)	273,962
Taebaek Guinemi Wind Power Co., Ltd.		13,530	—	—	—	29	—	—	13,559
Daeryun Power Co., Ltd.		26,834	—	—	—	4,301	—	(42)	31,093
KNH Solar Co., Ltd.		3,194	—	—	(1,620)	591	—	—	2,165
SPC Power Corporation		78,931	—	—	(13,529)	13,412	28,760	—	107,574
Gemeng International Energy Co., Ltd.		705,812	—	—	(22,908)	(33,472)	78,870	36	728,338
PT. Cirebon Electric Power		134,259	—	—	—	4,144	—	19,127	157,530
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(12,334)	1,621	10,713	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	1,519	1,475	(2,994)	—
PT Wampu Electric Power		34,555	—	—	(3,765)	3,495	152	4,831	39,268
PT. Bayan Resources TBK		619,207	—	—	(168,698)	187,634	79,332	(99)	717,376
S-Power Co., Ltd.		162,765	—	—	—	17,607	—	—	180,372
Pioneer Gas Power Limited		—
Xe-Pian Xe-Namnoy Power Co., Ltd.		116,378	—	—	—	(20,217)	11,861	(34,957)	73,065
PT. Mutiara Jawa		5,168	—	—	—	103	464	—	5,735
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Goseong Green Power Co., Ltd.		287,624	—	—	—	(3,026)	—	(56)	284,542
Gangneung Eco Power Co., Ltd.		254,929	—	—	—	(13,115)	—	—	241,814
Shin Pyeongtaek Power Co., Ltd.		145,026	—	—	(30,080)	24,145	—	(32)	139,059
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		294	—	—	—	66	—	—	360
Dongducheon Dream Power Co., Ltd.		87,203	—	—	—	4,141	—	7	91,351
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		1,483	—	—	—	7	—	—	1,490
GS Donghae Electric Power Co., Ltd.		259,085	—	—	—	20,323	—	24	279,432
Daegu Photovoltaic Co., Ltd.		2,804	—	—	(344)	75	—	—	2,535
Busan Green Energy Co., Ltd.		3,259	—	—	—	(910)	—	(15)	2,334
Hansuwon KNP Co., Ltd.		467	—	—	—	207	—	—	674
Korea Electric Power Corporation Fund		23,421	—	(9,637)	—	479	(910)	—	13,353
Energy Infra Asset Management Co., Ltd.		1,213	—	—	(89)	144	—	—	1,268
Daegu clean Energy Co., Ltd.		—	—	—	—	—	—	—	—
YaksuESS Co., Ltd.		285	—	—	—	(123)	—	—	162
Nepal Water & Energy Development Company Private Limited		110,573	—	—	—	7,392	52,990	—	170,955
Gwangyang Green Energy Co., Ltd.		24,638	—	—	—	(421)	—	—	24,217
PND solar Co., Ltd.		1,510	—	—	—	225	—	—	1,735
Hyundai Eco Energy Co., Ltd.		7,947	—	—	(477)	1,024	—	(1)	8,493
YeongGwang Yaksu Wind Electric Co., Ltd.		133	—	—	—	(92)	—	—	41
Green Energy Electricity Generation Co., Ltd.		8	—	—	—	(8)	—	—	—
Korea Energy Solutions Co., Ltd.		170	—	—	—	27	—	—	197
ITR Co., Ltd.		—	—	—	—	(12)	—	12	—
STN Co., Ltd.		391	—	—	—	16	—	—	407
Indeck Niles Development, LLC		335,401	—	(14,551)	(10,591)	12,909	47,802	—	370,970
Indeck Niles Asset Management, LLC		93	—	—	(416)	373	10	—	60
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		6,496	—	(374)	(360)	358	(1)	—	6,119
Suwon New Power Co., Ltd.		1,022	—	—	—	(108)	—	—	914
Gwangbaek Solar Power Investment Co., Ltd.		5,155	—	—	(523)	523	—	—	5,155
Go deok Clean Energy Co., Ltd.		4,723	—	—	—	578	—	—	5,301
SureDataLab Co., Ltd.		114	—	—	—	(66)	—	—	48

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2024 are as follows, continued:

In millions of won
For the year ended December 31, 2024
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
SEP Co., Ltd.	~~W~~	—	—	—	—	—	—	—	—
Hankook Electric Power Information Co., Ltd.		214	—	—	—	(2)	—	—	212
Tronix Co., Ltd.		220	—	—	—	(74)	—	—	146
O2&B Global Co., Ltd.		21	—	—	—	(21)	—	—	—
Muan Sunshine Solar Power Plant Co., Ltd.		2,822	—	—	(560)	510	—	—	2,772
Bigeum Resident Photovoltaic Power Co., Ltd.		—	9,525	—	—	(1,560)	(57)	—	7,908
Goesan Solar Park Co., Ltd.		2,877	—	—	—	256	—	—	3,133
Saemangeum Heemang Photovoltaic Co., Ltd.		14,420	—	—	—	1,717	—	—	16,137
Bitgoel Eco Energy Co., Ltd.		12,394	—	—	(1,905)	3,212	13	(13)	13,701
Jeju Gimnyeong Wind Power Co., Ltd.		246	—	—	—	4	—	—	250
Seoroseoro Sunny Power Plant Co., Ltd.		941	—	—	—	89	—	—	1,030
Muan Solar park Co., Ltd.		6,830	—	—	(1,400)	837	—	—	6,267
YuDang Solar Co., Ltd.		570	—	—	(60)	110	—	(3)	617
Anjwa Smart Farm & Solar City Co., Ltd.		7,665	—	—	—	633	—	—	8,298
KPE Green Energy Co., Ltd.		7,779	—	—	—	451	—	—	8,230
G.GURU Co., Ltd.		167	—	—	—	(133)	—	—	34
UD4M Co., Ltd.		150	—	—	—	(29)	—	—	121
Dongbu Highway Solar Co., Ltd.		380	—	—	—	132	—	—	512
Seobu Highway Solar Co., Ltd.		406	—	—	—	173	—	—	579
Korea Energy Data Co., Ltd.		36	—	—	—	(13)	—	—	23
Gangneung Sacheon Fuel Cell Co., Ltd.		7,870	—	—	—	1,436	—	—	9,306
KOSTURE Co., Ltd.		8	—	(7)	—	(1)	—	—	—
Taebaek Gadeoksan Wind Power Co., Ltd.		19,426	—	—	(1,767)	5,250	—	—	22,909
Chuncheon Green Energy Co., Ltd.		8,900	—	—	—	8,772	—	—	17,672
Yeomsubong Wind Power Co., Ltd.		871	—	—	—	(268)	—	—	603
Yeongyang Wind Power Corporation II		10,100	—	—	—	1,201	—	—	11,301
Haeparang Energy Co., Ltd.		2,104	—	—	—	(154)	—	—	1,950
Saemangeum Sebit Power Plant Co., Ltd.		37,191	—	—	—	(81)	—	—	37,110
Boulder Solar III, LLC		754	—	(754)	—	—	—	—	—
PlatformN. Co., Ltd.		—	—	—	—	—	—	—	—
PT. Cirebon Energi Prasarana		76,597	—	—	—	6,051	2,782	11,416	96,846
Green Radiation Co., Ltd.		26	—	—	—	(26)	—	—	—
Future Convergence Technology Laboratory. Co., Ltd.		36	—	—	—	(14)	—	—	22
Eco Motion Co., Ltd.		267	—	—	—	(38)	—	—	229
REC’s Innovation Co., Ltd.		120	—	—	—	59	—	(24)	155
ACE		2	—	—	—	3	—	—	5
Environment and Energy Co., Ltd.		9	—	—	—	(4)	(2)	—	3
Santiago Solar Power SpA		11,769	—	—	—	(4,877)	69	—	6,961
Yanggu Floating Photovoltaic Power Plant Inc.		760	—	—	—	86	—	—	846
Power Embedded		70	—	—	—	(2)	—	—	68
Changwon SG Energy Co., Ltd.		783	—	—	—	(101)	—	—	682
Donpyung Technology. Co., Ltd.		254	—	—	—	27	—	—	281
HORANG ENERGY Inc.		4,149	—	—	—	(341)	—	—	3,808
Hoenggye Renewable Energy Co., Ltd		2,375	—	—	—	—	—	—	2,375
Haman Green Energy Co., Ltd.		2,981	—	—	—	(145)	(26)	—	2,810
Songsan Green Energy Co., Ltd.		8,323	—	—	—	(415)	—	—	7,908
SkyPic Inc.		—	26	—	—	—	—	—	26
HyChangwon Fuel Cell. Co., Ltd.		—	9,396	—	—	(118)	—	—	9,278
Dreams Co.,Ltd.		—	11	—	—	—	—	—	11
DEEPAI Co.,Ltd.		—	11	—	—	—	—	—	11
Amaala Sustainable Company for Energy LLC		—	18	—	—	—	—	—	18

		6,176,889	18,987	(77,626)	(266,868)	502,636	341,774	8,962	6,704,754

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2024 are as follows, continued:

In millions of won
For the year ended December 31, 2024
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Shuweihat Asia Power Investment B.V.	~~W~~	69,902	—	—	—	1,709	14,839	—	86,450
Shuweihat Asia Operation & Maintenance Company		1,818	—	—	(1,200)	1,262	258	—	2,138
Waterbury Lake Uranium L.P.		22,612	—	—	—	74	1,070	—	23,756
ASM-BG Investicii AD		14,739	—	—	—	1,413	784	—	16,936
RES Technology AD		14,383	—	—	—	(145)	831	—	15,069
KV Holdings, Inc.		5,186	—	—	(989)	720	574	1,430	6,921
KEPCO SPC Power Corporation		196,544	—	—	(28,591)	16,714	(25,528)	—	159,139
Gansu Datang Yumen Wind Power Co., Ltd.		6,315	—	—	—	812	792	—	7,919
Datang Chifeng Renewable Power Co., Ltd.		186,739	—	—	(10,624)	7,772	20,629	—	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		43,207	—	—	(591)	813	4,896	—	48,325
Rabigh Electricity Company		235,051	—	—	(7,270)	17,147	24,965	—	269,893
Rabigh Operation & Maintenance Company Limited		4,964	—	—	—	2,461	886	—	8,311
Jamaica Public Service Company Limited		349,866	—	—	(15,215)	28,849	49,463	(347)	412,616
KW Nuclear Components Co., Ltd.		18,680	—	—	(833)	911	—	—	18,758
Busan Shinho Solar Power Co., Ltd.		6,669	—	—	(667)	991	—	—	6,993
Global Trade Of Power System Co., Ltd.		615	—	—	—	81	—	—	696
Expressway Solar-light Power Generation Co., Ltd.		5,187	—	—	—	584	—	—	5,771
Amman Asia Electric Power Company		223,424	—	—	(8,171)	20,485	33,126	—	268,864
KAPES, Inc.		—	—	—	(1,095)	1,095	—	—	—
Honam Wind Power Co., Ltd.		4,743	—	—	(435)	525	—	—	4,833
Korea Power Engineering Service Co., Ltd.		5,708	—	—	—	419	—	(73)	6,054
Chun-cheon Energy Co., Ltd.		35,083	—	—	—	1,516	—	—	36,599
Yeonggwangbaeksu Wind Power Co., Ltd.		3,443	—	—	—	286	—	—	3,729
Nghi Son 2 Power LLC		417,989	—	—	—	45,889	99,201	—	563,079
Kelar S.A.		131,529	—	—	—	4,739	(2,498)	18,597	152,367
PT. Tanjung Power Indonesia		90,151	—	—	(8,349)	6,138	14,122	(1,482)	100,580
Incheon New Power Co., Ltd.		298	—	—	—	4	—	—	302
Seokmun Energy Co., Ltd.		16,591	—	—	—	(1,135)	—	—	15,456
Daehan Wind Power PSC		16,426	—	—	—	1,779	3,122	—	21,327
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		330	—	—	—	14	48	—	392
MOMENTUM		209	—	—	(225)	196	15	—	195
Daegu Green Power Co., Ltd.		26,430	—	—	—	4,103	—	(20)	30,513
Yeonggwang Wind Power Co., Ltd.		23,380	—	—	—	2,766	—	—	26,146
Chester Solar IV SpA		484	1,076	—	—	(216)	108	—	1,452
Chester Solar V SpA		191	108	—	—	(66)	29	—	262
Diego de Almagro Solar SpA		954	810	—	—	(160)	96	—	1,700
South Jamaica Power Company Limited		43,109	—	—	(2,895)	2,704	5,842	—	48,760
Daesan Green Energy Co., Ltd.		22,191	—	—	—	3,144	—	(4)	25,331
RE Holiday Holdings LLC		84,092	—	—	—	(3,139)	8,827	—	89,780
RE Pioneer Holdings LLC		54,081	—	—	—	(2,910)	4,451	—	55,622
RE Barren Ridge 1 Holdings LLC		58,154	—	—	(1,966)	(1,546)	5,164	—	59,806
RE Astoria 2 LandCo LLC		6,937	—	—	(404)	594	992	—	8,119
RE Barren Ridge LandCo LLC		2,441	—	—	(170)	237	349	—	2,857
Laurel SpA		613	934	—	—	(228)	113	—	1,432
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		3,719	—	—	—	9	435	(3,014)	1,149
Cheong-Song Noraesan Wind Power Co., Ltd.		3,756	—	—	—	560	—	1	4,317
Chester Solar I SpA		1,238	134	—	—	184	93	—	1,649
Solar Philippines Calatagan Corporation		58,130	—	—	(6,107)	6,523	5,149	—	63,695
Saemangeum Solar Power Co., Ltd.		23,419	—	—	—	(142)	—	—	23,277
Chungsongmeon BongSan wind power Co., Ltd.		2,665	—	—	—	(75)	—	—	2,590
Jaeun Resident Wind Power Plant Co., Ltd.		2,214	—	—	—	(169)	—	—	2,045
DE Energia SpA		9,703	—	—	—	—	1,359	—	11,062

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2024 are as follows, continued:

In millions of won
For the year ended December 31, 2024
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Dangjin Eco Power Co., Ltd.	~~W~~	26,753	—	—	—	253	(139)	—	26,867
Haemodum Solar Co., Ltd.		3,122	—	—	—	108	—	—	3,230
Yangyang Wind Power Co., Ltd.		10,435	—	—	—	1,209	—	(4)	11,640
HORUS SOLAR, S.A. DE C.V.		11,181	—	—	—	(9,636)	(57)	—	1,488
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		10,935	—	—	—	(6,540)	57	—	4,452
SUNMEX RENOVABLES, S.A. DE C.V.		3,541	—	—	—	(1,724)	(130)	—	1,687
Stavro Holding II A.B.		18,263	—	—	—	(2,326)	(676)	1,198	16,459
Solaseado Solar Power Co., Ltd.		17,953	—	—	—	4,840	—	—	22,793
Yeongam Solar Power Co., Ltd.		9,637	—	—	—	2,191	—	—	11,828
Samsu Wind Power Co., Ltd.		3,022	—	—	(301)	130	—	—	2,851
Pulau Indah Power Plant Sdn. Bhd.		25,603	14,713	—	—	(816)	11,221	—	50,721
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		21,897	959	—	—	(6,896)	—	(527)	15,433
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		15,487	—	(68)	(87)	164	—	—	15,496
PT Barito Wahana Tenaga		156,994	—	—	—	24,435	26,136	—	207,565
Cheongna Energy Co., Ltd.		25,549	—	—	—	20,609	—	—	46,158
Naepo Green Energy Co., Ltd.		5,285	—	—	—	32,284	—	10,462	48,031
Boim Combined Heat and Power Generation Co., Ltd.		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		289,966	62,880	—	—	47,346	65,157	—	465,349
KAS INVESTMENT I LLC		15,784	—	—	—	(12,916)	3,210	—	6,078
KAS INVESTMENT II LLC		15,709	—	—	—	(12,867)	3,198	—	6,040
Energyco Co., Ltd.		2,140	—	—	—	182	—	—	2,322
CAES, LLC		20,380	—	—	(663)	340	(1,687)	2,289	20,659
Hapcheon Floating Photovoltaic Power Plant Inc.		10,348	—	—	(661)	1,647	—	—	11,334
Busan Industrial Solar Power Co., Ltd.		1,058	—	—	—	102	—	—	1,160
Bitsolar Energy Co., Ltd.		352	—	—	—	—	—	(352)	—
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	—	—	—	—
Guadalupe Solar SpA		1,200	—	—	—	(431)	12	—	781
Omisan Wind Power Co., Ltd.		10,229	—	—	—	630	—	—	10,859
Foresight Iberian Solar Group Holding, S.L.		8,119	—	—	—	(5,852)	(2,626)	359	—
Yeongwol Eco Wind Co., Ltd.		4,024	—	—	—	(3,134)	—	—	890
Gurae Resident Power Co., Ltd.		569	—	—	—	(236)	—	—	333
Cheongju Eco Park Co., Ltd.		9,072	—	—	—	1,564	—	—	10,636
Enel X Midland Photovoltaic, LLC		2,542	—	—	—	173	—	—	2,715
Geumsungsan Wind Power Co., Ltd.		5,515	—	—	—	2,325	—	—	7,840
KEPCO KPS CARABAO Corp.		—	—	—	—	—	—	—	—
Prime Swedish Holding AB		38,789	—	—	—	(3,782)	—	2,552	37,559
Goheung New Energy Co., Ltd.		15,736	—	—	—	32	—	—	15,768
Gunsan Land Solar Co., Ltd.		22,429	—	—	—	734	—	—	23,163
CapMan Lynx SCA, SICAR		—	—	—	—	—	—	—	—
International Offshore Power Transmission Holding Company Limited		1,423	—	—	—	(65)	9,680	—	11,038
Pyeongchang Wind Power Co., Ltd.		12,228	—	—	—	(81)	—	—	12,147
Eumseong Eco Park Co., Ltd.		8,386	—	—	—	3,227	—	—	11,613
Changwon Nu-ri Energy Co., Ltd.		8,027	—	—	—	(369)	—	—	7,658
PungBack Wind Farm Corporation		7,940	—	—	—	(180)	—	—	7,760
Trumbull Asset Management, LLC		936	—	—	—	212	149	—	1,297
S-Power Chile SpA		64	—	—	—	74	21	—	159
Seungmun Green Energy		9,757	—	—	—	2,988	—	—	12,745
Seobusambo highway photovoltaics Co., Ltd.		3,580	—	—	—	(271)	—	—	3,309

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2024 are as follows, continued:

In millions of won
For the year ended December 31, 2024
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Yangyang Suri Wind Power Co., Ltd.	~~W~~	9,608	—	—	—	(912)	(53)	—	8,643
Kepco for Power Company		435	—	—	—	(570)	18,041	—	17,906
Taebaek Wind Power Co., Ltd.		13,932	—	—	—	827	—	—	14,759
Jeonju Bio Green Energy Co., Ltd.		3,195	—	—	—	(629)	—	—	2,566
Kumyang Eco Park Co., Ltd.		3,663	—	—	—	178	—	—	3,841
Jeongeup Green Power Co., Ltd.		1,560	8,040	—	—	(1,473)	—	719	8,846
Hadong E-factory Co., Ltd.		349	—	—	—	(5)	—	—	344
Namyangju Combined Heat and Power Co., Ltd.		3,850	50,127	—	—	(1,519)	(690)	—	51,768
Wadi Noor Solar Power Company SAOC		846	—	—	—	(5,170)	5,716	—	1,392
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Fairhaven Energy Storage LLC		—	1,505	—	—	(854)	29	(680)	—
Rutile BESS Holdings, LLC		—	106	—	—	(106)	1	—	1
Trumbull Development Partners, LLC		—	304,836	—	—	7,976	42,567	—	355,379
Imha Floating Photovoltaic Power Plant Inc.		—	7,174	—	—	(823)	—	—	6,351
EDFR KOWEPO AJBAN PV HOLDING LIMITED		—	1	—	—	(72)	156	—	85
Roof One Energy Co., Ltd.		—	2,000	—	—	—	—	—	2,000

		3,485,699	455,403	(68)	(97,509)	252,816	453,895	31,104	4,581,340

	~~W~~	9,662,588	474,390	(77,694)	(364,377)	755,452	795,669	40,066	11,286,094

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2024 are as follows, continued:

In millions of won
For the year ended December 31, 2023
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	2,085,296	—	—	—	(155,819)	47,220	(6,054)	1,970,643
Korea Electric Power Industrial Development Co., Ltd.		31,078	—	—	(2,156)	1,790	—	(1,212)	29,500
YTN Co., Ltd.		55,027	—	—	(540)	(1,147)	(14)	(1,023)	52,303
Gangwon Wind Power Co., Ltd.		12,158	—	—	(2,272)	2,115	—	—	12,001
Hyundai Green Power Co., Ltd.		119,791	—	—	(3,555)	2,159	—	(222)	118,173
Korea Power Exchange		275,126	—	—	—	4,575	—	(5,415)	274,286
Taebaek Wind Power Co., Ltd.		14,501	—	—	—	—	—	(14,501)	—
Taebaek Guinemi Wind Power Co., Ltd.		13,049	—	—	—	481	—	—	13,530
Daeryun Power Co., Ltd.		26,727	—	—	—	143	(12)	(24)	26,834
KNH Solar Co., Ltd.		2,883	—	—	—	311	—	—	3,194
SPC Power Corporation		70,868	—	—	(2,669)	9,667	1,065	—	78,931
Gemeng International Energy Co., Ltd.		578,821	102,854	—	(12,527)	41,280	565	(5,181)	705,812
PT. Cirebon Electric Power		135,114	—	—	(10,770)	7,519	—	2,396	134,259
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(7)	(213)	220	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(7)	(196)	203	—
PT Wampu Electric Power		37,743	—	—	(3,850)	(268)	224	706	34,555
PT. Bayan Resources TBK		684,719	—	—	(344,360)	252,406	26,500	(58)	619,207
S-Power Co., Ltd.		141,128	—	—	—	21,637	—	—	162,765
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		115,584	—	—	—	(848)	1,642	—	116,378
PT. Mutiara Jawa		3,597	—	—	(459)	1,936	94	—	5,168
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Goseong Green Power Co., Ltd.		288,893	—	—	—	(1,240)	—	(29)	287,624
Gangneung Eco Power Co., Ltd.		—	258,100	—	—	(3,171)	—	—	254,929
Shin Pyeongtaek Power Co., Ltd.		133,823	—	—	(70,040)	81,258	—	(15)	145,026
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		278	—	—	—	16	—	—	294
Dongducheon Dream Power Co., Ltd.		89,300	—	—	—	(2,568)	—	471	87,203
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		1,555	—	—	—	(72)	—	—	1,483
GS Donghae Electric Power Co., Ltd.		260,145	—	—	(21,846)	21,240	—	(454)	259,085
Daegu Photovoltaic Co., Ltd.		2,849	—	—	(408)	363	—	—	2,804
Busan Green Energy Co., Ltd.		4,395	—	—	—	(1,137)	—	1	3,259
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Hansuwon KNP Co., Ltd.		280	—	—	—	187	—	—	467
Korea Electric Power Corporation Fund		28,842	—	(2,266)	—	(2,865)	(290)	—	23,421
Energy Infra Asset Management Co., Ltd.		1,184	—	—	(89)	118	—	—	1,213
Daegu clean Energy Co., Ltd.		12	—	—	—	—	—	(12)	—
YaksuESS Co., Ltd.		486	—	—	—	(201)	—	—	285
Nepal Water & Energy Development Company Private Limited		69,940	40,103	—	—	(325)	855	—	110,573
Gwangyang Green Energy Co., Ltd.		25,044	—	—	—	(406)	—	—	24,638
PND solar Co., Ltd.		1,403	—	—	—	107	—	—	1,510
Hyundai Eco Energy Co., Ltd.		7,631	—	—	(874)	1,198	(8)	—	7,947
YeongGwang Yaksu Wind Electric Co., Ltd.		156	—	—	—	(23)	—	—	133
Green Energy Electricity Generation Co., Ltd.		1,571	—	—	—	(1,563)	—	—	8
Korea Energy Solutions Co., Ltd.		93	—	—	—	77	—	—	170
ITR Co., Ltd.		—	—	—	—	(33)	—	33	—
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)		366	—	—	—	25	—	—	391
Namjeongsusang Solar Power Operation Co., Ltd.		373	—	(217)	—	(156)	—	—	—
Indeck Niles Development, LLC		302,038	—	—	—	32,067	(3,623)	4,919	335,401
Indeck Niles Asset Management, LLC		94	—	—	(337)	334	—	2	93
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		6,932	—	(428)	(373)	366	(1)	—	6,496
Suwon New Power Co., Ltd.		919	—	—	—	103	—	—	1,022
Gwangbaek Solar Power Investment Co., Ltd.		5,133	—	—	(644)	666	—	—	5,155

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2024 are as follows, continued:

In millions of won
For the year ended December 31, 2023
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Go deok Clean Energy Co., Ltd.	~~W~~	4,420	—	—	—	303	—	—	4,723
SureDataLab Co., Ltd.		177	—	—	—	(63)	—	—	114
SEP Co., Ltd.		—	—	—	—	—	—	—	—
Hankook Electric Power Information Co., Ltd.		220	—	—	—	(6)	—	—	214
Tronix Co., Ltd.		66	—	—	—	154	—	—	220
O2&B Global Co., Ltd.		36	—	—	—	(15)	—	—	21
Muan Sunshine Solar Power Plant Co., Ltd.		2,562	—	—	(340)	600	—	—	2,822
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	—	—	(414)	414	—	—
Goesan Solar Park Co., Ltd.		2,591	—	—	—	286	—	—	2,877
Saemangeum Heemang Photovoltaic Co., Ltd.		13,010	—	—	—	1,410	—	—	14,420
Bitgoel Eco Energy Co., Ltd.		8,951	—	—	—	3,443	—	—	12,394
Jeju Gimnyeong Wind Power Co., Ltd.		872	—	—	—	(626)	—	—	246
Seoroseoro Sunny Power Plant Co., Ltd.		859	—	—	—	82	—	—	941
Muan Solar park Co., Ltd.		7,838	—	—	(2,680)	1,672	—	—	6,830
YuDang Solar Co., Ltd.		586	—	—	(100)	84	—	—	570
Anjwa Smart Farm & Solar City Co., Ltd.		8,662	—	—	(1,400)	403	—	—	7,665
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)		4,485	—	—	—	3,294	—	—	7,779
G.GURU Co., Ltd.		300	—	—	—	(133)	—	—	167
UD4M Co., Ltd.		161	—	—	—	(11)	—	—	150
Dongbu Highway Solar Co., Ltd.		352	—	—	—	28	—	—	380
Seobu Highway Solar Co., Ltd.		316	—	—	—	90	—	—	406
Korea Energy Data Co., Ltd.		62	—	—	—	(26)	—	—	36
Gangneung Sacheon Fuel Cell Co., Ltd.		4,277	—	—	—	3,593	—	—	7,870
KOSTURE Co., Ltd.		1	6	—	—	1	—	—	8
Taebaek Gadeoksan Wind Power Co., Ltd.		20,040	—	—	(3,723)	3,109	—	—	19,426
Chuncheon Green Energy Co., Ltd.		9,155	—	—	—	(204)	(51)	—	8,900
Yeomsubong Wind Power Co., Ltd.		62	1,316	—	—	(507)	—	—	871
Yeongyang Wind Power Corporation II		7,461	—	—	—	2,639	—	—	10,100
Haeparang Energy Co., Ltd.		2,188	—	—	—	(84)	—	—	2,104
Saemangeum Sebit Power Plant Co., Ltd.		23,199	7,249	—	—	(709)	—	7,452	37,191
Boulder Solar III, LLC		744	—	—	—	—	—	10	754
PlatformN. Co., Ltd.		84	—	—	—	(84)	—	—	—
PT. Cirebon Energi Prasarana		69,035	—	—	—	7,328	(891)	1,125	76,597
Green Radiation Co., Ltd.		11	—	—	—	15	—	—	26
Future Convergence Technology Laboratory. Co., Ltd.		50	—	—	—	(14)	—	—	36
Eco Motion Co., Ltd. (formerly, SC E&G. Co,. Ltd.)		214	—	—	—	53	—	—	267
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		166	—	—	—	(72)	—	26	120
ACE		20	—	—	—	(18)	—	—	2
Environment and Energy Co., Ltd.		10	—	—	—	(1)	—	—	9
Santiago Solar Power SpA		13,373	—	—	—	(1,522)	(82)	—	11,769
Yanggu Floating Photovoltaic Power Plant Inc.		903	—	—	—	(143)	—	—	760
Power Embedded		—	70	—	—	—	—	—	70
Changwon SG Energy Co., Ltd.		—	900	—	—	(117)	—	—	783
Donpyung Technology. Co., Ltd.		—	125	—	—	154	—	(25)	254
HORANG ENERGY Inc.		—	4,240	—	—	(91)	—	—	4,149
Hoenggye Renewable Energy Co., Ltd		—	2,375	—	—	—	—	—	2,375
Haman Green Energy Co., Ltd.		—	4,771	—	—	(1,790)	—	—	2,981
Songsan Green Energy Co., Ltd.		—	—	—	—	—	—	8,323	8,323

		5,844,464	422,109	(2,911)	(486,012)	334,379	73,198	(8,338)	6,176,889

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2024 are as follows, continued:

In millions of won
For the year ended December 31, 2023
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	17	—	—	—	(10)	—	(7)	—
Shuweihat Asia Power Investment B.V.		66,452	—	—	(512)	(440)	4,402	—	69,902
Shuweihat Asia Operation & Maintenance Company		1,631	—	—	(1,077)	1,237	27	—	1,818
Waterbury Lake Uranium L.P.		21,750	—	—	—	70	792	—	22,612
ASM-BG Investicii AD		14,555	—	—	(697)	680	201	—	14,739
RES Technology AD		15,133	—	—	(697)	(513)	460	—	14,383
KV Holdings, Inc.		9,659	—	—	—	280	161	(4,914)	5,186
KEPCO SPC Power Corporation		179,594	—	—	—	13,224	3,726	—	196,544
Gansu Datang Yumen Wind Power Co., Ltd.		6,024	—	—	—	316	(25)	—	6,315
Datang Chifeng Renewable Power Co., Ltd.		191,982	—	—	(14,293)	9,012	38	—	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,398	—	—	(1,771)	639	(59)	—	43,207
Rabigh Electricity Company		214,607	—	—	(6,263)	28,456	(1,749)	—	235,051
Rabigh Operation & Maintenance Company Limited		5,113	—	—	(2,994)	2,759	86	—	4,964
Jamaica Public Service Company Limited		331,407	—	—	(15,715)	32,862	7,959	(6,647)	349,866
KW Nuclear Components Co., Ltd.		17,090	—	—	(833)	2,423	—	—	18,680
Busan Shinho Solar Power Co., Ltd.		6,719	—	—	(1,169)	1,119	—	—	6,669
Global Trade Of Power System Co., Ltd.		698	—	—	—	(83)	—	—	615
Expressway Solar-light Power Generation Co., Ltd.		4,754	—	—	—	433	—	—	5,187
Amman Asia Electric Power Company		220,254	—	—	(15,636)	17,833	973	—	223,424
KAPES, Inc.		—	—	—	(1,162)	1,162	—	—	—
Honam Wind Power Co., Ltd.		4,819	—	—	(522)	446	—	—	4,743
Korea Power Engineering Service Co., Ltd.		5,543	—	—	(44)	349	—	(140)	5,708
Chun-cheon Energy Co., Ltd.		32,044	—	—	—	3,039	—	—	35,083
Yeonggwangbaeksu Wind Power Co., Ltd.		3,151	—	—	—	292	—	—	3,443
Nghi Son 2 Power LLC		408,839	—	—	—	14,742	(5,592)	—	417,989
Kelar S.A.		117,137	—	—	—	11,655	848	1,889	131,529
PT. Tanjung Power Indonesia		92,907	—	—	(12,641)	9,679	338	(132)	90,151
Incheon New Power Co., Ltd.		198	—	—	(69)	147	—	22	298
Seokmun Energy Co., Ltd.		17,336	—	—	—	(745)	—	—	16,591
Daehan Wind Power PSC		13,923	—	—	—	2,437	66	—	16,426
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		315	—	—	—	10	5	—	330
MOMENTUM		345	—	—	(365)	208	21	—	209
Daegu Green Power Co., Ltd.		29,360	—	—	—	(2,856)	—	(74)	26,430
Yeonggwang Wind Power Co., Ltd.		20,713	—	—	(2,688)	5,355	—	—	23,380
Chester Solar IV SpA		181	—	—	—	324	(21)	—	484
Chester Solar V SpA		156	—	—	—	35	(3)	3	191
Diego de Almagro Solar SpA		540	—	—	—	447	(37)	4	954
South Jamaica Power Company Limited		46,437	—	—	(7,667)	3,709	630	—	43,109
Daesan Green Energy Co., Ltd.		19,218	—	—	—	2,977	—	(4)	22,191
RE Holiday Holdings LLC		85,370	—	—	(1,549)	(1,425)	1,696	—	84,092
RE Pioneer Holdings LLC		55,172	—	—	(1,162)	(2,089)	2,160	—	54,081
RE Barren Ridge 1 Holdings LLC		3,350	—	—	(3,087)	(1,733)	59,624	—	58,154
RE Astoria 2 LandCo LLC		6,599	—	—	(354)	575	117	—	6,937
RE Barren Ridge LandCo LLC		2,333	—	—	(161)	228	41	—	2,441
Laurel SpA		554	—	—	—	64	(14)	9	613
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		3,651	—	—	—	(23)	91	—	3,719
Chile Solar JV SpA		9,819	—	—	—	3,569	1,276	(14,664)	—
Cheong-Song Noraesan Wind Power Co., Ltd.		4,263	—	—	(865)	358	—	—	3,756
Chester Solar I SpA		1,314	—	—	—	(71)	(29)	24	1,238
Solar Philippines Calatagan Corporation		56,902	—	—	(6,025)	6,025	1,228	—	58,130
Saemangeum Solar Power Co., Ltd.		23,551	—	—	—	(132)	—	—	23,419
Chungsongmeon BongSan wind power Co., Ltd.		3,470	—	—	—	(805)	—	—	2,665
Jaeun Resident Wind Power Plant Co., Ltd.		2,236	—	—	—	(22)	—	—	2,214
DE Energia SpA		9,536	—	—	—	—	167	—	9,703

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2024 are as follows, continued:

In millions of won
For the year ended December 31, 2023
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Dangjin Eco Power Co., Ltd.	~~W~~	26,859	—	—	—	212	(318)	—	26,753
Haemodum Solar Co., Ltd.		3,367	—	—	(392)	147	—	—	3,122
Yangyang Wind Power Co., Ltd.		10,864	—	—	—	(429)	—	—	10,435
HORUS SOLAR, S.A. DE C.V.		6,976	—	—	—	3,594	611	—	11,181
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		4,899	—	—	—	4,088	1,948	—	10,935
SUNMEX RENOVABLES, S.A. DE C.V.		1,657	—	—	—	1,482	402	—	3,541
Stavro Holding II A.B.		17,171	—	—	—	(17)	149	960	18,263
Solaseado Solar Power Co., Ltd.		16,233	—	—	—	1,720	—	—	17,953
Yeongam Solar Power Co., Ltd.		9,879	—	—	(592)	350	—	—	9,637
Samsu Wind Power Co., Ltd.		3,205	—	—	(514)	331	—	—	3,022
Pulau Indah Power Plant Sdn. Bhd.		26,814	—	—	(27)	671	(2,360)	505	25,603
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		21,723	928	(1,092)	(1,568)	1,906	—	—	21,897
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		15,587	—	(96)	—	(4)	—	—	15,487
PT Barito Wahana Tenaga		137,047	—	—	—	20,546	(599)	—	156,994
Cheongna Energy Co., Ltd.		10,758	—	—	—	14,791	—	—	25,549
Naepo Green Energy Co., Ltd.		—	—	—	—	5,285	—	—	5,285
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		172,218	79,182	—	—	39,091	(525)	—	289,966
KAS INVESTMENT I LLC		18,247	—	—	—	(2,223)	(240)	—	15,784
KAS INVESTMENT II LLC		18,173	—	—	—	(2,225)	(239)	—	15,709
Energyco Co., Ltd.		2,190	—	—	—	(50)	—	—	2,140
CAES, LLC		20,805	—	—	—	(860)	114	321	20,380
Hapcheon Floating Photovoltaic Power Plant Inc.		8,471	—	—	—	1,877	—	—	10,348
Busan Industrial Solar Power Co., Ltd.		1,168	—	—	—	(110)	—	—	1,058
Bitsolar Energy Co., Ltd.		352	—	—	—	—	—	—	352
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	—	—	—	—
Guadalupe Solar SpA		913	—	—	—	322	(35)	—	1,200
Omisan Wind Power Co., Ltd.		10,411	—	—	—	(182)	—	—	10,229
Foresight Iberian Solar Group Holding, S.L.		10,565	—	—	—	(2,034)	—	(412)	8,119
Yeongwol Eco Wind Co., Ltd.		3,155	—	—	—	869	—	—	4,024
Gurae Resident Power Co., Ltd.		391	—	—	—	178	—	—	569
Cheongju Eco Park Co., Ltd.		10,490	—	—	—	(1,418)	—	—	9,072
Enel X Midland Photovoltaic, LLC		1,856	516	—	—	170	—	—	2,542
Geumsungsan Wind Power Co., Ltd.		3,493	—	—	—	2,022	—	—	5,515
KEPCO KPS CARABAO Corp.		177	—	—	—	(184)	7	—	—
Prime Swedish Holding AB		36,245	820	—	—	(236)	—	1,960	38,789
Goheung New Energy Co., Ltd.		11,832	—	—	—	3,904	—	—	15,736
Gunsan Land Solar Co., Ltd.		27,544	—	—	—	(5,115)	—	—	22,429
CapMan Lynx SCA, SICAR		—	—	—	—	—	—	—	—
International Offshore Power Transmission Holding Company Limited		—	—	—	—	338	1,085	—	1,423
Pyeongchang Wind Power Co., Ltd.		14,464	—	—	(870)	(1,366)	—	—	12,228
Eumseong Eco Park Co., Ltd.		5,557	—	—	—	2,829	—	—	8,386
Songsan Green Energy Co., Ltd.		1,387	7,000	—	—	(25)	(39)	(8,323)	—
Changwon Nu-ri Energy Co., Ltd.		497	7,595	—	—	(27)	(38)	—	8,027
Hasami Wind Farm Corporation		1,589	—	(1,586)	—	(3)	—	—	—
PungBack Wind Farm Corporation		6,743	—	—	—	1,197	—	—	7,940
Trumbull Asset Management, LLC		246	1	—	—	693	—	(4)	936
S-Power Chile SpA		127	—	—	—	(70)	4	3	64
Seungmun Green Energy		9,054	—	—	—	703	—	—	9,757
Seobusambo highway photovoltaics Co., Ltd.		3,066	—	—	—	514	—	—	3,580

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2024 are as follows, continued:

In millions of won
For the year ended December 31, 2023
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Yangyang Suri Wind Power Co., Ltd.	~~W~~	—	10,498	—	—	(890)	—	—	9,608
Kepco for Power Company		—	3,083	—	—	(2,109)	25	(564)	435
Taebaek Wind Power Co., Ltd.		—	—	—	(2,820)	2,251	—	14,501	13,932
Jeonju Bio Green Energy Co., Ltd.		—	3,250	—	—	(55)	—	—	3,195
Kumyang Eco Park Co., Ltd.		—	3,663	—	—	—	—	—	3,663
Jeongeup Green Power Co., Ltd.		—	1,560	—	—	—	—	—	1,560
Hadong E-factory Co., Ltd.		—	350	—	—	—	(1)	—	349
Namyangju Combined Heat and Power Co., Ltd.		—	3,850	—	—	—	—	—	3,850
Wadi Noor Solar Power Company SAOC		—	847	—	—	—	(1)	—	846
Fairhaven Energy Storage LLC		—	—	—	—	—	—	—	—

		3,147,584	123,143	(2,774)	(106,801)	260,677	79,554	(15,684)	3,485,699

	~~W~~	8,992,048	545,252	(5,685)	(592,813)	595,056	152,752	(24,022)	9,662,588

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2024 is as follows:

In millions of won
As of and for the year ended December 31, 2024
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation	~~W~~	57,669,638	46,843,282	38,388,740	1,148,985
Korea Electric Power Industrial Development Co., Ltd.		213,423	109,367	361,690	14,587
Gangwon Wind Power Co., Ltd.		123,787	46,156	23,400	7,415
Hyundai Green Power Co., Ltd.		698,653	295,095	109,081	9,354
Korea Power Exchange		365,652	91,690	120,586	1,795
Taebaek Guinemi Wind Power Co., Ltd.		35,917	19,831	5,155	213
Daeryun Power Co., Ltd.		1,117,771	651,892	397,332	61,893
KNH Solar Co., Ltd.		8,110	93	2,671	2,359
SPC Power Corporation		301,805	18,716	72,191	35,657
Gemeng International Energy Co., Ltd.		8,301,632	5,803,020	2,907,291	(66,765)
PT. Cirebon Electric Power		742,634	169,796	281,041	15,070
KNOC Nigerian East Oil Co., Ltd.		30,834	127,760	—	(31)
KNOC Nigerian West Oil Co., Ltd.		33,230	122,351	—	(31)
PT Wampu Electric Power		209,724	124,358	19,146	7,598
PT. Bayan Resources TBK		5,338,900	2,100,603	4,700,051	1,285,816
S-Power Co., Ltd.		739,732	369,429	734,607	35,889
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,414,921	979,112	182,433	(81,032)
PT. Mutiara Jawa		28,266	8,489	13,455	4,094
Noeul Green Energy Co., Ltd.		95,570	108,793	47,999	4,787
Goseong Green Power Co., Ltd.		5,129,641	4,125,053	1,310,775	2,823
Gangneung Eco Power Co., Ltd.		5,359,845	4,667,564	635,026	(10,547)
Shin Pyeongtaek Power Co., Ltd.		1,052,048	678,140	841,818	58,855
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,666	385	476	135
Dongducheon Dream Power Co., Ltd.		1,350,004	1,044,020	1,360,809	10,453
Jinbhuvish Power Generation Pvt. Ltd.		67,903	14,023	—	—
Daejung Offshore Wind Power Co., Ltd.		5,419	2,220	—	53
GS Donghae Electric Power Co., Ltd.		1,910,960	1,089,101	535,012	59,776
Daegu Photovoltaic Co., Ltd.		11,767	3,025	3,805	908
Busan Green Energy Co., Ltd.		142,943	134,894	66,924	(3,140)
Hansuwon KNP Co., Ltd.		4,324	1,444	7,949	716
Korea Electric Power Corporation Fund		13,676	67	1,880	488
Energy Infra Asset Management Co., Ltd.		14,037	1,229	5,003	1,450
YaksuESS Co., Ltd.		5,295	4,738	749	(423)
Nepal Water & Energy Development Company Private Limited		666,316	419,386	123,848	10,732
Gwangyang Green Energy Co., Ltd.		547,208	426,210	—	(2,105)
PND solar Co., Ltd.		32,025	26,570	5,331	737
Hyundai Eco Energy Co., Ltd.		157,873	114,299	25,081	5,963
YeongGwang Yaksu Wind Electric Co., Ltd.		36,659	37,065	5,194	(953)
Green Energy Electricity Generation Co., Ltd.		81,798	85,848	1,942	(1,392)
Korea Energy Solutions Co., Ltd.		1,303	318	1,209	146
ITR Co., Ltd.		720	898	130	(510)
STN Co., Ltd.		1,870	99	666	108
Indeck Niles Development, LLC		1,234,170	704,296	284,855	32,491
Indeck Niles Asset Management, LLC		211	32	1,157	1,120
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		12,665	178	722	689
Suwon New Power Co., Ltd.		15,427	13,338	5,072	(229)
Gwangbaek Solar Power Investment Co., Ltd.		260,641	249,642	9,658	1,188
Go deok Clean Energy Co., Ltd.		130,520	117,267	49,187	1,465
SureDataLab Co., Ltd.		660	461	675	(291)
SEP Co., Ltd.		45	118	—	(1)
Hankook Electric Power Information Co., Ltd.		2,381	991	2,135	58
Tronix Co., Ltd.		4,824	3,659	2,578	42

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
O2&B Global Co., Ltd.	~~W~~	453	485	149	(104)
Muan Sunshine Solar Power Plant Co., Ltd.		128,131	116,742	16,246	2,552
Bigeum Resident Photovoltaic Power Co., Ltd.		441,227	412,276	10,812	(6,845)
Goesan Solar Park Co., Ltd.		48,924	38,119	6,143	884
Saemangeum Heemang Photovoltaic Co., Ltd.		149,528	105,535	22,600	4,049
Bitgoel Eco Energy Co., Ltd.		79,709	51,776	28,110	6,064
Jeju Gimnyeong Wind Power Co., Ltd.		53,335	52,503	10,889	13
Seoroseoro Sunny Power Plant Co., Ltd.		6,680	4,309	1,035	208
Muan Solar park Co., Ltd.		188,303	158,595	27,641	5,152
YuDang Solar Co., Ltd.		18,321	15,238	3,506	589
Anjwa Smart Farm & Solar City Co., Ltd.		237,359	199,954	36,948	3,530
KPE Green Energy Co., Ltd.		135,307	103,023	41,289	2,131
G.GURU Co., Ltd.		273	133	103	(535)
UD4M Co., Ltd.		1,076	227	1,142	(170)
Dongbu Highway Solar Co., Ltd.		16,139	13,833	2,665	656
Seobu Highway Solar Co., Ltd.		16,323	13,428	2,737	863
Korea Energy Data Co., Ltd.		212	134	167	(104)
Gangneung Sacheon Fuel Cell Co., Ltd.		148,460	125,975	45,534	5,768
Taebaek Gadeoksan Wind Power Co., Ltd.		187,927	120,551	32,534	15,536
Chuncheon Green Energy Co., Ltd.		234,506	195,354	68,010	11,494
Yeomsubong Wind Power Co., Ltd.		45,468	44,236	—	(924)
Yeongyang Wind Power Corporation II		136,360	105,721	18,376	4,005
Haeparang Energy Co., Ltd.		63,749	56,030	758	(620)
Saemangeum Sebit Power Plant Co., Ltd.		160,225	93,086	20,376	(147)
PlatformN. Co., Ltd.		162	223	430	139
PT. Cirebon Energi Prasarana		3,831,992	2,863,534	543,340	60,512
Green Radiation Co., Ltd.		521	663	613	(272)
Future Convergence Technology Laboratory. Co., Ltd.		384	277	—	(83)
Eco Motion Co., Ltd.		1,830	684	350	82
REC’s Innovation Co., Ltd.		2,921	1,518	1,010	232
ACE		359	308	27	14
Environment and Energy Co., Ltd.		31	—	—	(36)
Santiago Solar Power SpA		85,063	71,139	4,862	(9,488)
Yanggu Floating Photovoltaic Power Plant Inc.		15,300	12,382	2,259	210
Power Embedded		400	112	—	(7)
Changwon SG Energy Co., Ltd.		4,878	1,328	3,342	(539)
Donpyung Technology. Co., Ltd.		2,205	673	2,317	135
HORANG ENERGY Inc.		94,637	85,678	—	(947)
Hoenggye Renewable Energy Co., Ltd		43,206	43,942	—	(62)
Haman Green Energy Co., Ltd.		122,937	114,908	—	(1,165)
Songsan Green Energy Co., Ltd.		120,001	106,939	121	(692)
SkyPic Inc.		167	37	3	(7)
HyChangwon Fuel Cell. Co., Ltd.		114,580	91,679	—	(309)
Dreams Co.,Ltd.		233	183	208	(49)
DEEPAI Co.,Ltd.		813	449	240	(319)
Amaala Sustainable Company for Energy LLC		697,354	697,158	—	—

<Joint ventures>
Shuweihat Asia Power Investment B.V.		176,569	137	—	(370)
Shuweihat Asia Operation & Maintenance Company		4,215	328	3,574	2,293
Waterbury Lake Uranium L.P.		80,803	761	—	—
ASM-BG Investicii AD		68,437	34,565	12,815	2,824
RES Technology AD		57,356	27,219	7,395	(292)
KV Holdings, Inc.		17,304	1	1,778	1,799
KEPCO SPC Power Corporation		291,538	26,307	190,296	28,108
Gansu Datang Yumen Wind Power Co., Ltd.		63,240	43,443	10,721	944
Datang Chifeng Renewable Power Co., Ltd.		900,001	388,711	115,297	17,722

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	~~W~~	180,827	60,016	26,678	2,031
Rabigh Electricity Company		2,651,843	1,873,439	353,677	63,270
Rabigh Operation & Maintenance Company Limited		40,983	20,205	30,841	5,840
Jamaica Public Service Company Limited		2,649,022	1,656,068	1,490,606	76,611
KW Nuclear Components Co., Ltd.		47,498	5,423	6,919	2,510
Busan Shinho Solar Power Co., Ltd.		28,837	865	8,452	3,963
Global Trade Of Power System Co., Ltd.		2,976	574	3,635	290
Expressway Solar-light Power Generation Co., Ltd.		11,709	168	3,219	1,214
Amman Asia Electric Power Company		791,478	343,371	22,776	34,047
KAPES, Inc.		299,380	257,858	43,699	6,224
Honam Wind Power Co., Ltd.		29,174	12,618	6,508	1,810
Korea Power Engineering Service Co., Ltd.		22,701	1,828	12,983	1,444
Chun-cheon Energy Co., Ltd.		533,211	409,989	430,679	4,890
Yeonggwangbaeksu Wind Power Co., Ltd.		69,249	44,422	12,636	2,156
Nghi Son 2 Power LLC		4,412,970	3,286,814	921,504	91,777
Kelar S.A.		715,489	486,293	112,110	9,733
PT. Tanjung Power Indonesia		754,514	467,144	106,081	17,705
Incheon New Power Co., Ltd.		1,267	227	2,777	36
Seokmun Energy Co., Ltd.		192,083	138,787	51,233	(4,558)
Daehan Wind Power PSC		173,637	130,982	18,496	3,584
Barakah One Company		43,235,235	45,056,439	1,636,730	(53,778)
Nawah Energy Company		701,247	699,068	566,077	40
MOMENTUM		7,422	6,836	22,770	586
Daegu Green Power Co., Ltd.		493,595	399,918	338,750	7,344
Yeonggwang Wind Power Co., Ltd.		217,987	162,218	32,114	7,971
Chester Solar IV SpA		12,649	12,309	1,941	(676)
Chester Solar V SpA		4,260	4,321	631	(176)
Diego de Almagro Solar SpA		16,301	15,161	2,625	(667)
South Jamaica Power Company Limited		532,323	288,501	250,519	14,460
Daesan Green Energy Co., Ltd.		225,765	153,391	110,002	5,960
RE Holiday Holdings LLC		363,750	184,188	20,251	(1,413)
RE Pioneer Holdings LLC		272,900	161,657	13,343	(3,168)
RE Barren Ridge 1 Holdings LLC		224,922	105,310	12,905	(1,301)
RE Astoria 2 LandCo LLC		16,514	276	1,060	848
RE Barren Ridge LandCo LLC		5,826	110	411	342
Laurel SpA		10,897	10,471	1,522	(557)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,736	150	—	70
Cheong-Song Noraesan Wind Power Co., Ltd.		53,374	38,705	6,788	1,599
Chester Solar I SpA		12,935	11,454	1,395	(745)
Solar Philippines Calatagan Corporation		166,126	37,872	19,412	8,733
Saemangeum Solar Power Co., Ltd.		34,377	5,643	—	(176)
Chungsongmeon BongSan wind power Co., Ltd.		86,708	83,921	—	(399)
Jaeun Resident Wind Power Plant Co., Ltd.		95,657	88,605	—	(380)
DE Energia SpA		32,263	24,853	—	3,163
Dangjin Eco Power Co., Ltd.		90,750	12,732	3,645	743
Haemodum Solar Co., Ltd.		21,036	14,444	2,060	232
Yangyang Wind Power Co., Ltd.		146,697	123,504	11,948	2,334
HORUS SOLAR, S.A. DE C.V.		170,018	184,014	35,080	(43,774)
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		238,276	223,019	19,178	(37,720)
SUNMEX RENOVABLES, S.A. DE C.V.		182,159	170,906	—	(15,771)
Stavro Holding II A.B.		82,407	114	—	(11,632)
Solaseado Solar Power Co., Ltd.		347,831	292,737	46,361	12,443
Yeongam Solar Power Co., Ltd.		318,641	260,459	34,509	10,880
Samsu Wind Power Co., Ltd.		61,678	46,675	7,051	682
Pulau Indah Power Plant Sdn. Bhd.		1,054,236	873,923	40,818	(2,896)
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		52,533	271	3,054	(23,354)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream	~~W~~	17,251	33	227	182
PT Barito Wahana Tenaga		678,043	—	—	74,744
Cheongna Energy Co., Ltd.		463,574	375,343	142,400	41,124
Naepo Green Energy Co., Ltd.		738,857	586,152	467,225	124,830
Boim Combined Heat and Power Generation Co., Ltd.		421,954	480,084	139,134	294
OneEnergy Asia Limited		3,237,191	2,137,600	424,036	100,781
KAS INVESTMENT I LLC		20,361	28	(40,343)	(43,213)
KAS INVESTMENT II LLC		20,233	28	(40,189)	(43,048)
Energyco Co., Ltd.		50,310	45,161	6,221	629
CAES, LLC		49,267	—	—	946
Hapcheon Floating Photovoltaic Power Plant Inc.		76,903	53,853	12,361	3,992
Busan Industrial Solar Power Co., Ltd.		18,236	15,133	2,262	191
Bitsolar Energy Co., Ltd.		68,249	74,213	8,300	(390)
Pulau Indah O&M Sdn. Bhd.		1	2	—	24
Guadalupe Solar SpA		10,477	9,339	1,408	(574)
Omisan Wind Power Co., Ltd.		180,001	154,541	4,785	1,480
Foresight Iberian Solar Group Holding, S.L.		187,118	194,881	3,262	(13,206)
Yeongwol Eco Wind Co., Ltd.		99,288	102,522	7,118	(5,518)
Gurae Resident Power Co., Ltd.		12,845	11,861	1,490	(101)
Cheongju Eco Park Co., Ltd.		145,162	109,158	37,392	2,415
Enel X Midland Photovoltaic, LLC		13,694	119	2,470	865
Geumsungsan Wind Power Co., Ltd.		143,725	118,608	21,048	7,349
KEPCO KPS CARABAO Corp.		226	835	—	(513)
Prime Swedish Holding AB		143,102	62,354	8,911	(8,404)
Goheung New Energy Co., Ltd.		174,255	142,437	28,059	2,190
Gunsan Land Solar Co., Ltd.		144,887	104,284	22,154	4,939
CapMan Lynx SCA, SICAR		3,319	134,790	—	(4,808)
International Offshore Power Transmission Holding Company Limited		33,191	1,650	—	(213)
Pyeongchang Wind Power Co., Ltd.		55,697	34,754	9,261	(536)
Eumseong Eco Park Co., Ltd.		149,904	111,846	45,239	9,512
Changwon Nu-ri Energy Co., Ltd.		71,179	58,630	333	(606)
PungBack Wind Farm Corporation		148,157	130,116	—	(536)
Trumbull Asset Management, LLC		2,572	910	4,501	486
S-Power Chile SpA		2,779	2,778	1,369	108
Seungmun Green Energy		142,213	103,593	46,712	9,026
Seobusambo highway photovoltaics Co., Ltd.		10,245	6,108	1,214	26
Yangyang Suri Wind Power Co., Ltd.		210,853	181,052	—	(5,391)
KEPCO for Power Company		644,110	614,267	—	(1,058)
Taebaek Wind Power Co., Ltd.		28,067	3,468	6,431	2,169
Jeonju Bio Green Energy Co., Ltd.		4,130	181	—	(967)
Kumyang Eco Park Co., Ltd.		125,961	112,910	3,169	615
Jeongeup Green Power Co., Ltd.		22,939	6,960	—	(2,767)
Hadong E-factory Co., Ltd.		2,331	1,204	—	(17)
Namyangju Combined Heat and Power Co., Ltd.		75,474	1,899	—	(2,410)
Samcheok Eco Materials Co., Ltd.		21,109	1,981	3,352	(1,357)
Wadi Noor Solar Power Company SAOC		492,407	481,139	—	(1,477)
Fairhaven Energy Storage LLC		2,071	82	—	(14)
Rutile BESS Holdings, LLC		7,353	7,350	—	(211)
Trumbull Development Partners, LLC		1,582,082	1,042,712	—	14,174
Imha Floating Photovoltaic Power Plant Inc.		36,412	23,546	—	(1,679)
EDFR KOWEPO AJBAN PV HOLDING LIMITED		37,776	37,606	—	(143)
Roof One Energy Co., Ltd.		9,305	5,209	—	(46)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2023
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation	~~W~~	57,254,666	47,428,628	44,555,995	(747,428)
Korea Electric Power Industrial Development Co., Ltd.		174,788	73,065	354,850	21,170
YTN Co., Ltd.		352,188	108,108	130,450	(3,616)
Gangwon Wind Power Co., Ltd.		83,062	3,380	32,525	14,098
Hyundai Green Power Co., Ltd.		738,107	330,616	107,367	7,446
Korea Power Exchange		366,092	91,806	119,182	4,443
Taebaek Guinemi Wind Power Co., Ltd.		42,243	26,200	5,529	716
Daeryun Power Co., Ltd.		1,120,453	716,752	451,527	4,043
KNH Solar Co., Ltd.		12,142	314	3,535	1,394
SPC Power Corporation		287,249	28,485	106,926	27,946
Gemeng International Energy Co., Ltd.		7,507,274	5,189,729	2,963,614	33,580
PT. Cirebon Electric Power		665,365	177,150	265,054	27,341
KNOC Nigerian East Oil Co., Ltd.		27,029	112,017	—	(50)
KNOC Nigerian West Oil Co., Ltd.		29,157	107,300	—	(50)
PT Wampu Electric Power		206,943	131,823	20,155	(582)
PT. Bayan Resources TBK		4,447,335	2,018,870	4,675,174	1,670,522
S-Power Co., Ltd.		762,398	427,807	1,012,050	44,730
Pioneer Gas Power Limited		274,693	532,005	551	(49,745)
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,370,110	900,713	171,978	(5,674)
PT. Mutiara Jawa		27,296	9,474	16,160	7,999
Samcheok Eco Materials Co., Ltd.		22,544	39,895	8,028	(1,776)
Noeul Green Energy Co., Ltd.		89,861	107,834	24,017	920
Goseong Green Power Co., Ltd.		5,374,233	4,372,531	1,580,545	152
Gangneung Eco Power Co., Ltd.		5,381,984	4,665,083	1,419,436	(7,388)
Shin Pyeongtaek Power Co., Ltd.		1,222,968	832,633	1,040,219	201,635
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,618	573	575	82
Dongducheon Dream Power Co., Ltd.		1,337,529	1,042,681	1,744,247	(8,608)
Jinbhuvish Power Generation Pvt. Ltd.		61,227	12,644	—	—
Daejung Offshore Wind Power Co., Ltd.		5,277	2,094	—	(145)
GS Donghae Electric Power Co., Ltd.		1,932,098	1,170,085	876,826	62,471
Daegu Photovoltaic Co., Ltd.		14,140	4,471	4,225	1,772
Busan Green Energy Co., Ltd.		160,299	149,060	69,108	(3,920)
Hansuwon KNP Co., Ltd.		3,063	899	7,618	645
Korea Electric Power Corporation Fund		23,981	108	332	(2,921)
Energy Infra Asset Management Co., Ltd.		13,628	1,371	5,130	1,254
Daegu clean Energy Co., Ltd.		368	324	—	(1)
YaksuESS Co., Ltd.		5,697	4,717	508	(691)
Nepal Water & Energy Development Company Private Limited		327,057	167,792	82,720	(3,186)
Gwangyang Green Energy Co., Ltd.		370,778	247,675	—	(2,034)
PND solar Co., Ltd.		34,804	30,127	5,413	373
Hyundai Eco Energy Co., Ltd.		169,180	128,481	26,266	7,206
YeongGwang Yaksu Wind Electric Co., Ltd.		38,720	38,173	5,593	(241)
Green Energy Electricity Generation Co., Ltd.		69,667	72,325	948	(5,392)
Korea Energy Solutions Co., Ltd.		1,151	303	643	87
ITR Co., Ltd.		480	490	144	(234)
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)		1,818	127	771	178
Indeck Niles Development, LLC		1,157,838	675,638	318,392	64,813
Indeck Niles Asset Management, LLC		307	29	1,081	1,001
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		13,444	186	820	747
Suwon New Power Co., Ltd.		3,448	1,130	2,318	341
Gwangbaek Solar Power Investment Co., Ltd.		287,838	276,840	11,267	1,513
Go deok Clean Energy Co., Ltd.		139,352	127,545	22,671	2,426
SureDataLab Co., Ltd.		890	416	548	(263)
SEP Co., Ltd.		45	117	—	(7)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2023
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Hankook Electric Power Information Co., Ltd.	~~W~~	2,270	974	1,672	223
Tronix Co., Ltd.		4,564	2,807	2,718	578
O2&B Global Co., Ltd.		369	264	242	(73)
Muan Sunshine Solar Power Plant Co., Ltd.		136,382	124,745	16,360	2,999
Bigeum Resident Photovoltaic Power Co., Ltd.		303,462	309,185	—	(3,031)
Goesan Solar Park Co., Ltd.		50,659	40,738	6,530	985
Saemangeum Heemang Photovoltaic Co., Ltd.		152,496	113,407	23,448	4,063
Bitgoel Eco Energy Co., Ltd.		85,571	60,302	29,907	7,019
Jeju Gimnyeong Wind Power Co., Ltd.		56,906	56,087	9,261	(2,088)
Seoroseoro Sunny Power Plant Co., Ltd.		6,813	4,650	1,039	193
Muan Solar park Co., Ltd.		204,168	171,642	31,532	8,648
YuDang Solar Co., Ltd.		20,566	17,717	3,483	420
Anjwa Smart Farm & Solar City Co., Ltd.		258,076	223,831	37,742	3,119
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)		143,157	112,651	58,423	13,407
G.GURU Co., Ltd.		818	142	162	(540)
UD4M Co., Ltd.		1,242	194	1,066	(59)
Dongbu Highway Solar Co., Ltd.		16,563	14,913	2,580	140
Seobu Highway Solar Co., Ltd.		16,739	14,707	2,646	451
Korea Energy Data Co., Ltd.		313	191	348	(87)
Gangneung Sacheon Fuel Cell Co., Ltd.		138,761	119,779	23,523	9,191
KOSTURE Co., Ltd.		196	22	208	16
Taebaek Gadeoksan Wind Power Co., Ltd.		196,810	139,675	35,000	13,138
Chuncheon Green Energy Co., Ltd.		217,335	197,676	6,052	(497)
Yeomsubong Wind Power Co., Ltd.		32,742	30,586	—	(1,753)
Yeongyang Wind Power Corporation II		133,053	106,419	15,190	8,797
Haeparang Energy Co., Ltd.		40,698	32,359	—	(335)
Saemangeum Sebit Power Plant Co., Ltd.		165,283	97,997	22,663	(812)
Boulder Solar III, LLC		1,929	—	—	—
PlatformN. Co., Ltd.		184	394	404	(566)
PT. Cirebon Energi Prasarana		3,372,539	2,606,566	434,806	73,285
Green Radiation Co., Ltd.		1,038	812	298	100
Future Convergence Technology Laboratory. Co., Ltd.		479	302	—	(70)
Eco Motion Co., Ltd. (formerly, SC E&G. Co,. Ltd.)		1,664	329	633	372
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		1,801	1,081	856	—
ACE		385	348	53	(30)
Environment and Energy Co., Ltd.		89	—	—	(4)
Santiago Solar Power SpA		88,687	65,149	—	(2,994)
Yanggu Floating Photovoltaic Power Plant Inc.		17,092	14,470	135	(495)
Power Embedded		298	2	—	(2)
Changwon SG Energy Co., Ltd.		5,738	1,649	436	(703)
Donpyung Technology. Co., Ltd.		2,039	643	1,664	93
HORANG ENERGY Inc.		64,736	54,923	—	(389)
Hoenggye Renewable Energy Co., Ltd		24,702	25,730	—	(4,864)
Haman Green Energy Co., Ltd.		40,801	32,285	—	(5,116)
Songsan Green Energy Co., Ltd.		46,016	32,262	—	(100)

<Joint ventures>
Shuweihat Asia Power Investment B.V.		142,680	20	—	897
Shuweihat Asia Operation & Maintenance Company		4,421	1,116	3,194	2,249
Waterbury Lake Uranium L.P.		74,320	550	—	—
ASM-BG Investicii AD		68,837	39,359	10,931	1,359
RES Technology AD		58,152	29,387	5,969	(1,027)
KV Holdings, Inc.		12,968	2	20	367
KEPCO SPC Power Corporation		288,140	26,778	222,773	17,270
Gansu Datang Yumen Wind Power Co., Ltd.		61,657	45,869	10,684	791
Datang Chifeng Renewable Power Co., Ltd.		812,124	345,277	117,833	25,055

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2023
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	~~W~~	166,959	58,942	23,638	1,597
Rabigh Electricity Company		2,556,848	1,855,234	304,727	51,539
Rabigh Operation & Maintenance Company Limited		40,339	27,928	31,301	6,676
Jamaica Public Service Company Limited		2,332,019	1,491,199	1,400,582	87,307
KW Nuclear Components Co., Ltd.		42,363	460	14,344	5,386
Busan Shinho Solar Power Co., Ltd.		31,863	5,188	9,197	4,473
Global Trade Of Power System Co., Ltd.		2,398	277	2,044	(229)
Expressway Solar-light Power Generation Co., Ltd.		13,065	2,691	3,397	892
Amman Asia Electric Power Company		719,388	347,015	21,772	33,811
KAPES, Inc.		203,066	165,475	32,294	2,150
Honam Wind Power Co., Ltd.		31,183	14,938	6,570	1,540
Korea Power Engineering Service Co., Ltd.		21,534	1,853	11,248	1,203
Chun-cheon Energy Co., Ltd.		565,972	447,820	502,889	10,435
Yeonggwangbaeksu Wind Power Co., Ltd.		73,854	50,936	13,523	1,944
Nghi Son 2 Power LLC		3,775,717	2,939,740	825,701	33,505
Kelar S.A.		691,104	493,325	112,201	12,488
PT. Tanjung Power Indonesia		704,274	446,700	111,138	21,854
Incheon New Power Co., Ltd.		1,404	377	3,781	485
Seokmun Energy Co., Ltd.		201,776	144,565	54,575	(1,581)
Daehan Wind Power PSC		144,260	111,407	17,880	4,951
Barakah One Company		35,586,640	36,901,367	1,243,735	(230,503)
Nawah Energy Company		569,982	568,147	555,338	34
MOMENTUM		13,449	12,821	23,160	624
Daegu Green Power Co., Ltd.		515,354	429,204	380,130	(5,146)
Yeonggwang Wind Power Co., Ltd.		225,286	175,530	36,326	11,672
Chester Solar IV SpA		12,435	11,504	2,119	395
Chester Solar V SpA		4,124	4,002	696	141
Diego de Almagro Solar SpA		15,785	13,907	3,114	931
South Jamaica Power Company Limited		482,866	267,307	240,664	18,833
Daesan Green Energy Co., Ltd.		237,663	174,261	111,225	11,480
RE Holiday Holdings LLC		340,773	172,589	21,178	664
RE Pioneer Holdings LLC		257,091	148,929	14,136	(2,164)
RE Barren Ridge 1 Holdings LLC		213,491	97,184	11,915	(1,979)
RE Astoria 2 LandCo LLC		14,116	242	1,014	823
RE Barren Ridge LandCo LLC		4,980	97	393	329
Laurel SpA		10,665	9,768	1,646	169
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		30,081	84	—	(182)
Cheong-Song Noraesan Wind Power Co., Ltd.		54,086	41,352	6,780	1,240
Chester Solar I SpA		12,846	10,712	1,620	214
Solar Philippines Calatagan Corporation		146,304	37,922	16,420	9,121
Saemangeum Solar Power Co., Ltd.		34,905	5,994	—	(162)
Chungsongmeon BongSan wind power Co., Ltd.		83,147	80,102	—	(925)
Jaeun Resident Wind Power Plant Co., Ltd.		95,529	87,893	181	(80)
DE Energia SpA		28,017	21,416	5,006	21,118
Dangjin Eco Power Co., Ltd.		96,980	19,299	3,789	589
Haemodum Solar Co., Ltd.		21,612	15,241	2,216	299
Yangyang Wind Power Co., Ltd.		124,550	103,766	211	(858)
HORUS SOLAR, S.A. DE C.V.		210,868	160,006	20,586	26,865
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		239,548	180,912	4,920	24,984
SUNMEX RENOVABLES, S.A. DE C.V.		156,696	133,032	—	6,232
Stavro Holding II A.B.		91,342	28	—	(87)
Solaseado Solar Power Co., Ltd.		346,793	304,142	39,907	4,823
Yeongam Solar Power Co., Ltd.		326,429	279,779	35,280	4,506
Samsu Wind Power Co., Ltd.		67,150	51,247	8,751	1,741
Pulau Indah Power Plant Sdn. Bhd.		800,300	720,459	431	2,095
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		72,465	97	7,569	7,080

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2023
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream	~~W~~	17,230	22	38	(3)
PT Barito Wahana Tenaga		512,846	—	—	72,320
Cheongna Energy Co., Ltd.		428,042	380,935	119,530	29,511
Naepo Green Energy Co., Ltd.		695,684	677,583	312,592	53,343
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		441,975	498,353	212,997	5,544
OneEnergy Asia Limited		2,181,165	1,520,032	1,149,944	94,298
KAS INVESTMENT I LLC		52,806	—	(7,436)	(7,437)
KAS INVESTMENT II LLC		52,555	1	(7,444)	(7,445)
Energyco Co., Ltd.		54,336	49,816	6,599	(173)
CAES, LLC		48,495	5	—	(2,388)
Hapcheon Floating Photovoltaic Power Plant Inc.		79,924	58,887	12,679	4,266
Busan Industrial Solar Power Co., Ltd.		18,636	15,896	2,378	106
Bitsolar Energy Co., Ltd.		73,435	79,367	8,249	(1,125)
Pulau Indah O&M Sdn. Bhd.		—	—	—	—
Guadalupe Solar SpA		10,646	8,811	1,684	626
Omisan Wind Power Co., Ltd.		150,813	126,853	—	(453)
Foresight Iberian Solar Group Holding, S.L.		94,972	86,049	—	(2,712)
Yeongwol Eco Wind Co., Ltd.		109,716	102,143	3,561	2,975
Gurae Resident Power Co., Ltd.		14,096	12,299	652	615
Cheongju Eco Park Co., Ltd.		145,956	115,347	38,907	(4,892)
Enel X Midland Photovoltaic, LLC		12,825	115	2,128	850
Geumsungsan Wind Power Co., Ltd.		142,703	125,602	13,568	6,570
KEPCO KPS CARABAO Corp.		375	468	—	(467)
Prime Swedish Holding AB		83,699	218	—	(524)
Goheung New Energy Co., Ltd.		177,924	146,175	29,246	8,460
Gunsan Land Solar Co., Ltd.		144,435	108,848	23,523	(974)
CapMan Lynx SCA, SICAR		139,262	132,430	1,427	(12,401)
International Offshore Power Transmission Holding Company Limited		6,555	2,486	—	(195)
Pyeongchang Wind Power Co., Ltd.		60,535	39,452	9,361	(2,354)
Eumseong Eco Park Co., Ltd.		153,927	126,998	46,679	5,609
Changwon Nu-ri Energy Co., Ltd.		13,183	29	—	(44)
PungBack Wind Farm Corporation		70,330	51,804	—	(255)
Trumbull Asset Management, LLC		1,697	497	5,955	887
S-Power Chile SpA		2,240	2,390	1,327	(139)
Seungmun Green Energy		144,600	115,034	10,879	2,127
Seobusambo highway photovoltaics Co., Ltd.		9,838	5,362	1,051	624
Yangyang Suri Wind Power Co., Ltd.		111,682	78,552	—	(3,069)
KEPCO for Power Company		235,212	234,487	—	(3,610)
Taebaek Wind Power Co., Ltd.		26,606	3,385	7,384	3,752
Jeonju Bio Green Energy Co., Ltd.		4,916	—	—	(84)
Kumyang Eco Park Co., Ltd.		13,831	1,395	—	(71)
Jeongeup Green Power Co., Ltd.		11,243	5,462	—	(1,343)
Hadong E-factory Co., Ltd.		1,544	399	—	(13)
Namyangju Combined Heat and Power Co., Ltd.		7,000	—	—	—
Wadi Noor Solar Power Company SAOC		70,963	69,288	—	—
Fairhaven Energy Storage LLC		—	—	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2024 and 2023 is as follows:

In millions of won
As of December 31, 2024
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	10,826,356	21.66%	2,344,989	—	—	(55,685)	2,289,304
Korea Electric Power Industrial Development Co., Ltd.		104,056	29.00%	30,177	—	—	—	30,177
Gangwon Wind Power Co., Ltd.		77,631	15.00%	11,644	49	—	—	11,693
Hyundai Green Power Co., Ltd.		403,558	29.00%	117,033	—	—	(29,640)	87,393
Korea Power Exchange		273,962	100.00%	273,962	—	—	—	273,962
Taebaek Guinemi Wind Power Co., Ltd.		16,086	67.25%	10,818	2,741	—	—	13,559
Daeryun Power Co., Ltd.		465,879	6.85%	31,913	—	—	(820)	31,093
KNH Solar Co., Ltd.		8,017	27.00%	2,165	—	—	—	2,165
SPC Power Corporation		283,089	38.00%	107,574	—	—	—	107,574
Gemeng International Energy Co., Ltd.		2,498,612	42.00%	1,049,417	—	—	(321,079)	728,338
PT. Cirebon Electric Power		572,838	27.50%	157,530	—	—	—	157,530
KNOC Nigerian East Oil Co., Ltd.		(96,926)	14.63%	(14,180)	—	—	14,180	—
KNOC Nigerian West Oil Co., Ltd.		(89,121)	14.63%	(13,038)	—	—	13,038	—
PT Wampu Electric Power		85,366	46.00%	39,268	—	—	—	39,268
PT. Bayan Resources TBK		3,238,297	20.00%	647,659	146,097	—	(76,380)	717,376
S-Power Co., Ltd.		370,303	49.00%	181,448	—	(1,076)	—	180,372
Xe-Pian Xe-Namnoy Power Co., Ltd.		435,809	25.00%	108,953	305	(946)	(35,247)	73,065
PT. Mutiara Jawa		19,777	29.00%	5,735	—	—	—	5,735
Noeul Green Energy Co., Ltd.		(13,223)	29.00%	(3,835)	—	—	3,835	—
Goseong Green Power Co., Ltd.		1,004,588	29.00%	291,331	—	(6,789)	—	284,542
Gangneung Eco Power Co., Ltd.		692,281	29.00%	200,761	46,872	(5,819)	—	241,814
Shin Pyeongtaek Power Co., Ltd.		373,908	40.00%	149,563	3,559	(14,064)	1	139,059
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,281	28.00%	359	—	—	1	360
Dongducheon Dream Power Co., Ltd.		305,984	34.01%	104,065	1,757	(1,889)	(12,582)	91,351
Jinbhuvish Power Generation Pvt. Ltd.		53,880	5.16%	2,780	—	—	(2,780)	—
Daejung Offshore Wind Power Co., Ltd.		3,199	46.59%	1,490	—	—	—	1,490
GS Donghae Electric Power Co., Ltd.		821,859	34.00%	279,432	—	—	—	279,432
Daegu Photovoltaic Co., Ltd.		8,742	29.00%	2,535	—	—	—	2,535
Busan Green Energy Co., Ltd.		8,049	29.00%	2,334	—	—	—	2,334
Hansuwon KNP Co., Ltd.		2,880	28.98%	835	—	—	(161)	674
Korea Electric Power Corporation Fund		13,609	98.09%	13,349	—	—	4	13,353
Energy Infra Asset Management Co., Ltd.		12,808	9.90%	1,268	—	—	—	1,268
YaksuESS Co., Ltd.		557	29.00%	161	1	—	—	162
Nepal Water & Energy Development Company Private Limited		246,930	68.88%	170,083	872	—	—	170,955
Gwangyang Green Energy Co., Ltd.		120,998	20.00%	24,199	18	—	—	24,217
PND solar Co., Ltd.		5,455	29.00%	1,582	154	—	(1)	1,735
Hyundai Eco Energy Co., Ltd.		43,574	19.00%	8,279	214	—	—	8,493
YeongGwang Yaksu Wind Electric Co., Ltd.		(406)	9.63%	(39)	300	—	(220)	41
Green Energy Electricity Generation Co., Ltd.		(4,050)	29.00%	(1,175)	779	—	396	—
Korea Energy Solutions Co., Ltd.		985	20.00%	197	—	—	—	197
ITR Co., Ltd.		(178)	8.70%	(15)	—	—	15	—
STN Co., Ltd.		1,771	20.00%	354	53	—	—	407
Indeck Niles Development, LLC		529,874	50.00%	264,936	101,361	—	4,673	370,970
Indeck Niles Asset Management, LLC		179	33.33%	60	—	—	—	60
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		12,487	49.00%	6,119	—	—	—	6,119

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2024 and 2023 is as follows, continued:

In millions of won
As of December 31, 2024
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Suwon New Power Co., Ltd.	~~W~~	2,089	30.15%	630	—	284	—	914
Gwangbaek Solar Power Investment Co., Ltd.		10,999	44.00%	4,839	316	—	—	5,155
Go deok Clean Energy Co., Ltd.		13,253	40.00%	5,301	—	—	—	5,301
SureDataLab Co., Ltd.		199	23.95%	48	—	—	—	48
SEP Co., Ltd.		(73)	21.26%	(15)	—	—	15	—
Hankook Electric Power Information Co., Ltd.		1,390	16.16%	225	—	—	(13)	212
Tronix Co., Ltd.		1,165	12.50%	146	—	—	—	146
O2&B Global Co., Ltd.		(32)	20.00%	(6)	—	—	6	—
Muan Sunshine Solar Power Plant Co., Ltd.		11,389	20.00%	2,278	494	—	—	2,772
Bigeum Resident Photovoltaic Power Co., Ltd.		28,951	27.31%	7,908	—	—	—	7,908
Goesan Solar Park Co., Ltd.		10,805	29.00%	3,133	—	—	—	3,133
Saemangeum Heemang Photovoltaic Co., Ltd.		43,993	35.00%	15,398	739	—	—	16,137
Bitgoel Eco Energy Co., Ltd.		27,933	49.05%	13,701	—	—	—	13,701
Jeju Gimnyeong Wind Power Co., Ltd.		832	30.00%	250	—	—	—	250
Seoroseoro Sunny Power Plant Co., Ltd.		2,371	42.58%	1,010	20	—	—	1,030
Muan Solar park Co., Ltd.		29,708	20.00%	5,942	325	—	—	6,267
YuDang Solar Co., Ltd.		3,083	20.00%	617	—	—	—	617
Anjwa Smart Farm & Solar City Co., Ltd.		37,405	20.00%	7,482	816	—	—	8,298
KPE Green Energy Co., Ltd.		32,284	25.36%	8,186	44	—	—	8,230
G.GURU Co., Ltd.		140	24.65%	34	—	—	—	34
UD4M Co., Ltd.		849	14.29%	121	—	—	—	121
Dongbu Highway Solar Co., Ltd.		2,306	20.00%	462	50	—	—	512
Seobu Highway Solar Co., Ltd.		2,895	20.00%	579	—	—	—	579
Korea Energy Data Co., Ltd.		78	29.37%	23	—	—	—	23
Gangneung Sacheon Fuel Cell Co., Ltd.		22,485	41.00%	9,219	87	—	—	9,306
Taebaek Gadeoksan Wind Power Co., Ltd.		67,376	34.00%	22,909	—	—	—	22,909
Chuncheon Green Energy Co., Ltd.		39,152	45.00%	17,619	53	—	—	17,672
Yeomsubong Wind Power Co., Ltd.		1,232	29.00%	357	246	—	—	603
Yeongyang Wind Power Corporation II		30,639	30.00%	9,191	2,110	—	—	11,301
Haeparang Energy Co., Ltd.		7,719	25.00%	1,930	20	—	—	1,950
Saemangeum Sebit Power Plant Co., Ltd.		67,139	55.00%	36,928	182	—	—	37,110
PlatformN. Co., Ltd.		(61)	29.58%	(18)	—	—	18	—
PT. Cirebon Energi Prasarana		968,458	10.00%	96,846	—	—	—	96,846
Green Radiation Co., Ltd.		(142)	10.00%	(14)	3	—	11	—
Future Convergence Technology Laboratory. Co., Ltd.		107	20.12%	22	—	—	—	22
Eco motion Co., Ltd.		1,146	20.00%	229	—	—	—	229
REC’s Innovation Co., Ltd.		1,403	11.04%	155	—	—	—	155
ACE		51	20.00%	10	—	(5)	—	5
Environment and Energy Co., Ltd.		31	10.54%	3	—	—	—	3
Santiago Solar Power SpA		13,924	50.00%	6,961	—	—	—	6,961
Yanggu Floating Photovoltaic Power Plant Inc.		2,918	29.00%	846	—	—	—	846
Power Embedded		288	23.33%	67	1	—	—	68
Changwon SG Energy Co., Ltd.		3,550	18.78%	667	15	—	—	682
Donpyung Technology. Co., Ltd.		1,532	20.00%	306	—	(25)	—	281
HORANG ENERGY Inc.		8,959	40.00%	3,584	224	—	—	3,808
Hoenggye Renewable Energy Co., Ltd		(736)	36.12%	(266)	2,375	—	266	2,375
Haman Green Energy Co., Ltd.		8,029	35.00%	2,810	—	—	—	2,810
Songsan Green Energy Co., Ltd.		13,062	60.00%	7,837	71	—	—	7,908
SkyPic Inc.		130	20.00%	26	—	—	—	26
HyChangwon Fuel Cell. Co., Ltd.		22,901	40.00%	9,161	117	—	—	9,278
Dreams Co.,Ltd.		50	11.00%	6	5	—	—	11
DEEPAI Co.,Ltd.		364	1.32%	5	6	—	—	11
Amaala Sustainable Company for Energy LLC		196	10.00%	20	—	—	(2)	18

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2024 and 2023 is as follows, continued:

In millions of won
For the year ended December 31, 2024
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Shuweihat Asia Power Investment B.V.	~~W~~	176,432	49.00%	86,450	—	—	—	86,450
Shuweihat Asia Operation & Maintenance Company		3,887	55.00%	2,138	—	—	—	2,138
Waterbury Lake Uranium L.P.		80,042	29.68%	23,756	—	—	—	23,756
ASM-BG Investicii AD		33,872	50.00%	16,936	—	—	—	16,936
RES Technology AD		30,137	50.00%	15,069	—	—	—	15,069
KV Holdings, Inc.		17,303	40.00%	6,921	—	—	—	6,921
KEPCO SPC Power Corporation		265,231	60.00%	159,139	—	—	—	159,139
Gansu Datang Yumen Wind Power Co., Ltd.		19,797	40.00%	7,919	—	—	—	7,919
Datang Chifeng Renewable Power Co., Ltd.		511,290	40.00%	204,516	—	—	—	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		120,811	40.00%	48,325	—	—	—	48,325
Rabigh Electricity Company		778,404	40.00%	311,362	—	(40,752)	(717)	269,893
Rabigh Operation & Maintenance Company Limited		20,778	40.00%	8,311	—	—	—	8,311
Jamaica Public Service Company Limited		992,954	40.00%	397,182	29,357	—	(13,923)	412,616
KW Nuclear Components Co., Ltd.		42,075	45.00%	18,934	—	—	(176)	18,758
Busan Shinho Solar Power Co., Ltd.		27,972	25.00%	6,993	—	—	—	6,993
Global Trade Of Power System Co., Ltd.		2,402	29.00%	696	—	—	—	696
Expressway Solar-light Power Generation Co., Ltd.		11,541	50.00%	5,771	—	—	—	5,771
Amman Asia Electric Power Company		448,107	60.00%	268,864	—	—	—	268,864
KAPES, Inc.		41,522	51.00%	21,176	—	(25,107)	3,931	—
Honam Wind Power Co., Ltd.		16,556	29.00%	4,801	32	—	—	4,833
Korea Power Engineering Service Co., Ltd.		20,873	29.00%	6,054	—	—	—	6,054
Chun-cheon Energy Co., Ltd.		123,222	29.90%	36,843	3	—	(247)	36,599
Yeonggwangbaeksu Wind Power Co., Ltd.		24,827	15.00%	3,723	6	—	—	3,729
Nghi Son 2 Power LLC		1,126,156	50.00%	563,079	—	—	—	563,079
Kelar S.A.		229,196	65.00%	148,978	3,389	—	—	152,367
PT. Tanjung Power Indonesia		287,370	35.00%	100,580	—	—	—	100,580
Incheon New Power Co., Ltd.		1,040	29.00%	302	—	—	—	302
Seokmun Energy Co., Ltd.		53,296	29.00%	15,456	—	—	—	15,456
Daehan Wind Power PSC		42,655	50.00%	21,327	—	—	—	21,327
Barakah One Company		(1,821,204)	18.00%	(327,817)	—	153,104	174,713	—
Nawah Energy Company		2,179	18.00%	392	—	—	—	392
MOMENTUM		586	33.33%	195	—	—	—	195
Daegu Green Power Co., Ltd.		93,677	54.24%	50,810	84	—	(20,381)	30,513
Yeonggwang Wind Power Co., Ltd.		55,769	46.00%	25,654	492	—	—	26,146
Chester Solar IV SpA		340	90.00%	306	1,146	—	—	1,452
Chester Solar V SpA		(61)	90.00%	(55)	317	—	—	262
Diego de Almagro Solar SpA		1,140	90.00%	1,026	674	—	—	1,700
South Jamaica Power Company Limited		243,822	20.00%	48,764	—	—	(4)	48,760
Daesan Green Energy Co., Ltd.		72,374	35.00%	25,331	—	—	—	25,331
RE Holiday Holdings LLC		179,562	50.00%	89,780	—	—	—	89,780
RE Pioneer Holdings LLC		111,243	50.00%	55,622	—	—	—	55,622
RE Barren Ridge 1 Holdings LLC		119,612	50.00%	59,806	—	—	—	59,806
RE Astoria 2 LandCo LLC		16,238	50.00%	8,119	—	—	—	8,119
RE Barren Ridge LandCo LLC		5,716	50.00%	2,857	—	—	—	2,857
Laurel SpA		426	90.00%	382	1,050	—	—	1,432
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,586	12.37%	4,155	9	—	(3,015)	1,149
Cheong-Song Noraesan Wind Power Co., Ltd.		14,669	29.01%	4,256	61	—	—	4,317
Chester Solar I SpA		1,481	90.00%	1,333	316	—	—	1,649
Solar Philippines Calatagan Corporation		128,254	38.00%	48,737	—	—	14,958	63,695
Saemangeum Solar Power Co., Ltd.		28,734	81.01%	23,277	—	—	—	23,277
Chungsongmeon BongSan wind power Co., Ltd.		2,787	29.00%	808	1,782	—	—	2,590

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2024 and 2023 is as follows, continued:

In millions of won
As of December 31, 2024
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Jaeun Resident Wind Power Plant Co., Ltd.	~~W~~	7,052	29.00%	2,045	—	—	—	2,045
DE Energia SpA		7,410	49.00%	3,631	—	—	7,431	11,062
Dangjin Eco Power Co., Ltd.		78,018	34.00%	26,526	341	—	—	26,867
Haemodum Solar Co., Ltd.		6,592	49.00%	3,230	—	—	—	3,230
Yangyang Wind Power Co., Ltd.		23,193	50.00%	11,597	43	—	—	11,640
HORUS SOLAR, S.A. DE C.V.		(13,996)	14.95%	(2,092)	3,580	—	—	1,488
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		15,257	14.95%	2,281	2,171	—	—	4,452
SUNMEX RENOVABLES, S.A. DE C.V.		11,253	14.95%	1,682	5	—	—	1,687
Stavro Holding II A.B.		82,293	20.00%	16,459	—	—	—	16,459
Solaseado Solar Power Co., Ltd.		55,094	38.90%	21,432	1,361	—	—	22,793
Yeongam Solar Power Co., Ltd.		58,182	19.00%	11,055	773	—	—	11,828
Samsu Wind Power Co., Ltd.		15,003	19.00%	2,851	—	—	—	2,851
Pulau Indah Power Plant Sdn. Bhd.		180,313	25.00%	45,078	5,643	—	—	50,721
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		52,262	29.53%	15,433	527	—	(527)	15,433
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,218	90.00%	15,496	—	—	—	15,496
PT Barito Wahana Tenaga		678,043	30.61%	207,565	—	—	—	207,565
Cheongna Energy Co., Ltd.		88,231	50.10%	44,204	3,137	(1,183)	—	46,158
Naepo Green Energy Co., Ltd.		152,705	29.20%	44,590	—	—	3,441	48,031
Boim Combined Heat and Power Generation Co., Ltd.		(58,130)	46.30%	(27,938)	—	(785)	28,723	—
OneEnergy Asia Limited		1,099,591	40.00%	439,837	25,512	—	—	465,349
KAS INVESTMENT I LLC		20,333	29.89%	6,078	—	—	—	6,078
KAS INVESTMENT II LLC		20,205	29.89%	6,040	—	—	—	6,040
Energyco Co., Ltd.		5,149	29.00%	1,493	829	—	—	2,322
CAES, LLC		49,267	36.00%	17,736	2,923	—	—	20,659
Hapcheon Floating Photovoltaic Power Plant Inc.		23,050	49.00%	11,295	39	—	—	11,334
Busan Industrial Solar Power Co., Ltd.		3,103	28.02%	870	290	—	—	1,160
Bitsolar Energy Co., Ltd.		(5,964)	27.10%	(1,616)	352	—	1,264	—
Pulau Indah O&M Sdn. Bhd.		(1)	40.00%	—	—	—	—	—
Guadalupe Solar SpA		1,138	60.00%	683	98	—	—	781
Omisan Wind Power Co., Ltd.		25,460	42.00%	10,693	166	—	—	10,859
Foresight Iberian Solar Group Holding, S.L.		(7,763)	75.00%	(5,822)	1,427	—	4,395	—
Yeongwol Eco Wind Co., Ltd.		(3,234)	29.00%	(938)	1,828	—	—	890
Gurae Resident Power Co., Ltd.		984	29.00%	285	48	—	—	333
Cheongju Eco Park Co., Ltd.		36,004	29.00%	10,441	195	—	—	10,636
Enel X Midland Photovoltaic, LLC		13,575	20.00%	2,715	—	—	—	2,715
Geumsungsan Wind Power Co., Ltd.		25,117	29.00%	7,284	556	—	—	7,840
KEPCO KPS CARABAO Corp.		(609)	40.00%	(244)	—	—	244	—
Prime Swedish Holding AB		80,748	45.00%	36,336	1,223	—	—	37,559
Goheung New Energy Co., Ltd.		31,818	46.15%	14,684	1,084	—	—	15,768
Gunsan Land Solar Co., Ltd.		40,603	51.94%	21,090	—	—	2,073	23,163
CapMan Lynx SCA, SICAR		(131,471)	50.00%	(65,735)	—	—	65,735	—
International Offshore Power Transmission Holding Company Limited		31,541	35.00%	11,040	(2)	—	—	11,038
Pyeongchang Wind Power Co., Ltd.		20,943	58.00%	12,147	—	—	—	12,147
Eumseong Eco Park Co., Ltd.		38,058	29.00%	11,036	577	—	—	11,613
Changwon Nu-ri Energy Co., Ltd.		12,549	61.00%	7,655	3	—	—	7,658
PungBack Wind Farm Corporation		18,041	37.00%	6,675	1,085	—	—	7,760
Trumbull Asset Management, LLC		1,662	78.00%	1,297	—	—	—	1,297
S-Power Chile SpA		1	50.00%	1	158	—	—	159
Seungmun Green Energy		38,620	33.00%	12,745	—	—	—	12,745
Seobusambo highway photovoltaics Co., Ltd.		4,137	80.00%	3,309	—	—	—	3,309

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2024 and 2023 is as follows, continued:

In millions of won
As of December 31, 2024
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Yangyang Suri Wind Power Co., Ltd.	~~W~~	29,801	29.00%	8,643	—	—	—	8,643
KEPCO for Power Company		29,843	60.00%	17,906	—	—	—	17,906
Taebaek Wind Power Co., Ltd.		24,599	60.00%	14,759	—	—	—	14,759
Jeonju Bio Green Energy Co., Ltd.		3,949	65.00%	2,566	—	—	—	2,566
Kumyang Eco Park Co., Ltd.		13,051	29.00%	3,785	56	—	—	3,841
Jeongeup Green Power Co., Ltd.		15,979	44.86%	7,167	1,679	—	—	8,846
Hadong E-factory Co., Ltd.		1,127	29.99%	338	6	—	—	344
Namyangju Combined Heat and Power Co., Ltd.		73,575	70.10%	51,575	193	—	—	51,768
Samchuck		19,128	25.54%	4,885	—	—	(4,885)	—
Wadi Noor Solar Power Company SAOC		11,268	50.00%	5,634	9	(4,251)	—	1,392
Fairhaven Energy Storage LLC		1,989	35.00%	696	—	—	(696)	—
Rutile BESS Holdings, LLC		3	50.00%	1	—	—	—	1
Trumbull Development Partners, LLC		539,370	56.23%	303,288	52,091	—	—	355,379
Imha Floating Photovoltaic Power Plant Inc.		12,866	49.00%	6,305	46	—	—	6,351
EDFR KOWEPO AJBAN PV HOLDING LIMITED		170	50.00%	85	—	—	—	85
Roof One Energy Co., Ltd.		4,096	48.00%	1,966	34	—	—	2,000

(*)	The percentage of ownership shown above is an effective percentage of ownership including the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2024 and 2023 is as follows, continued:

In millions of won
As of December 31, 2023
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	9,826,038	20.47%	2,011,390	—	—	(40,747)	1,970,643
Korea Electric Power Industrial Development Co., Ltd.		101,723	29.00%	29,500	—	—	—	29,500
YTN Co., Ltd.		244,080	21.43%	52,303	—	—	—	52,303
Gangwon Wind Power Co., Ltd.		79,682	15.00%	11,952	49	—	—	12,001
Hyundai Green Power Co., Ltd.		407,491	29.00%	118,173	—	—	—	118,173
Korea Power Exchange		274,286	100.00%	274,286	—	—	—	274,286
Taebaek Guinemi Wind Power Co., Ltd.		16,043	67.25%	10,788	2,742	—	—	13,530
Daeryun Power Co., Ltd.		403,701	6.85%	27,654	—	—	(820)	26,834
KNH Solar Co., Ltd.		11,828	27.00%	3,194	—	—	—	3,194
SPC Power Corporation		258,764	38.00%	98,330	—	—	(19,399)	78,931
Gemeng International Energy Co., Ltd.		2,317,545	42.00%	973,369	—	—	(267,557)	705,812
PT. Cirebon Electric Power		488,215	27.50%	134,259	—	—	—	134,259
KNOC Nigerian East Oil Co., Ltd.		(84,988)	14.63%	(12,434)	—	—	12,434	—
KNOC Nigerian West Oil Co., Ltd.		(78,143)	14.63%	(11,432)	—	—	11,432	—
PT Wampu Electric Power		75,120	46.00%	34,555	—	—	—	34,555
PT. Bayan Resources TBK		2,428,465	20.00%	485,693	209,894	—	(76,380)	619,207
S-Power Co., Ltd.		334,591	49.00%	163,950	—	(1,185)	—	162,765
Pioneer Gas Power Limited		(257,311)	38.50%	(99,058)	22,278	—	76,780	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		469,397	25.00%	117,349	305	(987)	(289)	116,378
PT. Mutiara Jawa		17,822	29.00%	5,168	—	—	—	5,168
Samcheok Eco Materials Co., Ltd.		(17,351)	25.54%	(4,431)	—	—	4,431	—
Noeul Green Energy Co., Ltd.		(17,973)	29.00%	(5,212)	—	—	5,212	—
Goseong Green Power Co., Ltd.		1,001,702	29.00%	290,494	—	(2,870)	—	287,624
Gangneung Eco Power Co., Ltd.		716,901	29.00%	207,901	48,531	(1,503)	—	254,929
Shin Pyeongtaek Power Co., Ltd.		390,335	40.00%	156,134	3,559	(14,667)	—	145,026
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,045	28.00%	293	—	—	1	294
Dongducheon Dream Power Co., Ltd.		294,848	34.01%	100,278	1,757	(2,249)	(12,583)	87,203
Jinbhuvish Power Generation Pvt. Ltd.		48,583	5.16%	2,526	—	—	(2,526)	—
Daejung Offshore Wind Power Co., Ltd.		3,183	46.59%	1,483	—	—	—	1,483
GS Donghae Electric Power Co., Ltd.		762,013	34.00%	259,085	—	—	—	259,085
Daegu Photovoltaic Co., Ltd.		9,669	29.00%	2,804	—	—	—	2,804
Busan Green Energy Co., Ltd.		11,239	29.00%	3,259	—	—	—	3,259
Hansuwon KNP Co., Ltd.		2,164	28.98%	627	—	—	(160)	467
Korea Electric Power Corporation Fund		23,873	98.09%	23,417	—	—	4	23,421
Energy Infra Asset Management Co., Ltd.		12,257	9.90%	1,213	—	—	—	1,213
Daegu clean Energy Co., Ltd.		44	28.00%	12	—	—	(12)	—
YaksuESS Co., Ltd.		980	29.00%	284	1	—	—	285
Nepal Water & Energy Development Company Private Limited		159,265	68.88%	109,701	872	—	—	110,573
Gwangyang Green Energy Co., Ltd.		123,103	20.00%	24,620	18	—	—	24,638
PND solar Co., Ltd.		4,677	29.00%	1,356	154	—	—	1,510
Hyundai Eco Energy Co., Ltd.		40,699	19.00%	7,733	214	—	—	7,947
YeongGwang Yaksu Wind Electric Co., Ltd.		547	9.63%	53	300	—	(220)	133
Green Energy Electricity Generation Co., Ltd.		(2,658)	29.00%	(771)	779	—	—	8
Korea Energy Solutions Co., Ltd.		848	20.00%	170	—	—	—	170
ITR Co., Ltd.		(10)	10.00%	(1)	—	—	1	—
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)		1,691	20.00%	338	53	—	—	391
Indeck Niles Development, LLC		482,200	50.00%	241,100	90,074	—	4,227	335,401
Indeck Niles Asset Management, LLC		278	33.33%	93	—	—	—	93
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		13,258	49.00%	6,496	—	—	—	6,496

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2024 and 2023 is as follows, continued:

In millions of won
As of December 31, 2023
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Suwon New Power Co., Ltd.	~~W~~	2,318	33.05%	766	—	256	—	1,022
Gwangbaek Solar Power Investment Co., Ltd.		10,998	44.00%	4,839	316	—	—	5,155
Go deok Clean Energy Co., Ltd.		11,807	40.00%	4,723	—	—	—	4,723
SureDataLab Co., Ltd.		474	23.95%	114	—	—	—	114
SEP Co., Ltd.		(72)	21.26%	(15)	—	—	15	—
Hankook Electric Power Information Co., Ltd.		1,296	16.49%	214	—	—	—	214
Tronix Co., Ltd.		1,757	12.50%	220	—	—	—	220
O2&B Global Co., Ltd.		105	20.00%	21	—	—	—	21
Muan Sunshine Solar Power Plant Co., Ltd.		11,637	20.00%	2,328	494	—	—	2,822
Bigeum Resident Photovoltaic Power Co., Ltd.		(5,723)	29.90%	(1,711)	24	—	1,687	—
Goesan Solar Park Co., Ltd.		9,921	29.00%	2,877	—	—	—	2,877
Saemangeum Heemang Photovoltaic Co., Ltd.		39,089	35.00%	13,681	739	—	—	14,420
Bitgoel Eco Energy Co., Ltd.		25,269	49.05%	12,394	—	—	—	12,394
Jeju Gimnyeong Wind Power Co., Ltd.		819	30.00%	246	—	—	—	246
Seoroseoro Sunny Power Plant Co., Ltd.		2,163	42.58%	921	20	—	—	941
Muan Solar park Co., Ltd.		32,526	20.00%	6,505	325	—	—	6,830
YuDang Solar Co., Ltd.		2,849	20.00%	570	—	—	—	570
Anjwa Smart Farm & Solar City Co., Ltd.		34,245	20.00%	6,849	816	—	—	7,665
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)		30,506	25.36%	7,735	44	—	—	7,779
G.GURU Co., Ltd.		676	24.65%	167	—	—	—	167
UD4M Co., Ltd.		1,048	14.29%	150	—	—	—	150
Dongbu Highway Solar Co., Ltd.		1,650	20.00%	330	50	—	—	380
Seobu Highway Solar Co., Ltd.		2,032	20.00%	406	—	—	—	406
Korea Energy Data Co., Ltd.		122	29.37%	36	—	—	—	36
Gangneung Sacheon Fuel Cell Co., Ltd.		18,982	41.00%	7,783	87	—	—	7,870
KOSTURE Co., Ltd.		174	4.42%	8	—	—	—	8
Taebaek Gadeoksan Wind Power Co., Ltd.		57,135	34.00%	19,426	—	—	—	19,426
Chuncheon Green Energy Co., Ltd.		19,659	45.00%	8,847	53	—	—	8,900
Yeomsubong Wind Power Co., Ltd.		2,156	29.00%	625	246	—	—	871
Yeongyang Wind Power Corporation II		26,634	30.00%	7,990	2,110	—	—	10,100
Haeparang Energy Co., Ltd.		8,339	25.00%	2,084	20	—	—	2,104
Saemangeum Sebit Power Plant Co., Ltd.		67,286	55.00%	37,009	182	—	—	37,191
Boulder Solar III, LLC		1,929	30.00%	579	175	—	—	754
PlatformN. Co., Ltd.		(210)	29.58%	(62)	—	—	62	—
PT. Cirebon Energi Prasarana		765,973	10.00%	76,597	—	—	—	76,597
Green Radiation Co., Ltd.		226	10.00%	23	3	—	—	26
Future Convergence Technology Laboratory. Co., Ltd.		177	20.12%	36	—	—	—	36
Eco motion Co., Ltd. (formerly, SC E&G. Co,. Ltd.)		1,335	20.00%	267	—	—	—	267
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		720	16.67%	120	—	—	—	120
ACE		37	20.00%	7	—	(5)	—	2
Environment and Energy Co., Ltd.		89	10.54%	9	—	—	—	9
Santiago Solar Power SpA		23,538	50.00%	11,769	—	—	—	11,769
Yanggu Floating Photovoltaic Power Plant Inc.		2,622	29.00%	760	—	—	—	760
Power Embedded		296	23.33%	69	1	—	—	70
Changwon SG Energy Co., Ltd.		4,089	18.78%	768	15	—	—	783
Donpyung Technology. Co., Ltd.		1,396	20.00%	279	—	(25)	—	254
HORANG ENERGY Inc.		9,813	40.00%	3,925	224	—	—	4,149
Hoenggye Renewable Energy Co., Ltd		(1,028)	36.10%	(370)	2,270	—	475	2,375
Haman Green Energy Co., Ltd.		8,516	35.00%	2,981	—	—	—	2,981
Songsan Green Energy Co., Ltd.		13,754	60.00%	8,252	71	—	—	8,323

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5).	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2024 and 2023 is as follows, continued:

In millions of won
As of December 31, 2023
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Shuweihat Asia Power Investment B.V.	~~W~~	142,660	49.00%	69,902	—	—	—	69,902
Shuweihat Asia Operation & Maintenance Company		3,305	55.00%	1,818	—	—	—	1,818
Waterbury Lake Uranium L.P.		73,770	30.65%	22,612	—	—	—	22,612
ASM-BG Investicii AD		29,478	50.00%	14,739	—	—	—	14,739
RES Technology AD		28,765	50.00%	14,383	—	—	—	14,383
KV Holdings, Inc.		12,966	40.00%	5,186	—	—	—	5,186
KEPCO SPC Power Corporation		261,362	75.20%	196,544	—	—	—	196,544
Gansu Datang Yumen Wind Power Co., Ltd.		15,788	40.00%	6,315	—	—	—	6,315
Datang Chifeng Renewable Power Co., Ltd.		466,847	40.00%	186,739	—	—	—	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		108,017	40.00%	43,207	—	—	—	43,207
Rabigh Electricity Company		701,614	40.00%	280,646	—	(45,692)	97	235,051
Rabigh Operation & Maintenance Company Limited		12,411	40.00%	4,964	—	—	—	4,964
Jamaica Public Service Company Limited		840,820	40.00%	336,328	29,357	—	(15,819)	349,866
KW Nuclear Components Co., Ltd.		41,903	45.00%	18,856	—	—	(176)	18,680
Busan Shinho Solar Power Co., Ltd.		26,675	25.00%	6,669	—	—	—	6,669
Global Trade Of Power System Co., Ltd.		2,121	29.00%	615	—	—	—	615
Expressway Solar-light Power Generation Co., Ltd.		10,374	50.00%	5,187	—	—	—	5,187
Amman Asia Electric Power Company		372,373	60.00%	223,424	—	—	—	223,424
KAPES, Inc.		37,591	51.00%	19,171	—	(22,186)	3,015	—
Honam Wind Power Co., Ltd.		16,245	29.00%	4,711	32	—	—	4,743
Korea Power Engineering Service Co., Ltd.		19,681	29.00%	5,708	—	—	—	5,708
Chun-cheon Energy Co., Ltd.		118,152	29.90%	35,327	3	—	(247)	35,083
Yeonggwangbaeksu Wind Power Co., Ltd.		22,918	15.00%	3,437	6	—	—	3,443
Nghi Son 2 Power LLC		835,977	50.00%	417,989	—	—	—	417,989
Kelar S.A.		197,779	65.00%	128,557	2,972	—	—	131,529
PT. Tanjung Power Indonesia		257,574	35.00%	90,151	—	—	—	90,151
Incheon New Power Co., Ltd.		1,027	29.00%	298	—	—	—	298
Seokmun Energy Co., Ltd.		57,211	29.00%	16,591	—	—	—	16,591
Daehan Wind Power PSC		32,853	50.00%	16,426	—	—	—	16,426
Barakah One Company		(1,314,727)	18.00%	(236,651)	—	95,932	140,719	—
Nawah Energy Company		1,835	18.00%	330	—	—	—	330
MOMENTUM		628	33.33%	209	—	—	—	209
Daegu Green Power Co., Ltd.		86,150	54.24%	46,728	84	—	(20,382)	26,430
Yeonggwang Wind Power Co., Ltd.		49,756	46.00%	22,888	492	—	—	23,380
Chester Solar IV SpA		931	45.00%	419	65	—	—	484
Chester Solar V SpA		122	45.00%	55	136	—	—	191
Diego de Almagro Solar SpA		1,878	45.00%	846	108	—	—	954
South Jamaica Power Company Limited		215,559	20.00%	43,112	—	—	(3)	43,109
Daesan Green Energy Co., Ltd.		63,402	35.00%	22,191	—	—	—	22,191
RE Holiday Holdings LLC		168,184	50.00%	84,092	—	—	—	84,092
RE Pioneer Holdings LLC		108,162	50.00%	54,081	—	—	—	54,081
RE Barren Ridge 1 Holdings LLC		116,307	50.00%	58,154	—	—	—	58,154
RE Astoria 2 LandCo LLC		13,874	50.00%	6,937	—	—	—	6,937
RE Barren Ridge LandCo LLC		4,883	50.00%	2,441	—	—	—	2,441
Laurel SpA		897	45.00%	403	210	—	—	613
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		29,997	12.37%	3,710	9	—	—	3,719
Cheong-Song Noraesan Wind Power Co., Ltd.		12,734	29.01%	3,695	61	—	—	3,756
Chester Solar I SpA		2,134	45.00%	960	278	—	—	1,238
Solar Philippines Calatagan Corporation		108,382	38.00%	41,185	—	—	16,945	58,130
Saemangeum Solar Power Co., Ltd.		28,911	81.01%	23,419	—	—	—	23,419
Chungsongmeon BongSan wind power Co., Ltd.		3,045	29.00%	883	1,782	—	—	2,665

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2024 and 2023 is as follows, continued:

In millions of won
As of December 31, 2023
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Jaeun Resident Wind Power Plant Co., Ltd.	~~W~~	7,636	29.00%	2,214	—	—	—	2,214
DE Energia SpA		6,601	49.00%	3,235	—	—	6,468	9,703
Dangjin Eco Power Co., Ltd.		77,681	34.00%	26,412	341	—	—	26,753
Haemodum Solar Co., Ltd.		6,371	49.00%	3,122	—	—	—	3,122
Yangyang Wind Power Co., Ltd.		20,784	50.00%	10,392	43	—	—	10,435
HORUS SOLAR, S.A. DE C.V.		50,862	14.95%	7,601	3,580	—	—	11,181
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		58,636	14.95%	8,764	2,171	—	—	10,935
SUNMEX RENOVABLES, S.A. DE C.V.		23,664	14.95%	3,536	5	—	—	3,541
Stavro Holding II A.B.		91,314	20.00%	18,263	—	—	—	18,263
Solaseado Solar Power Co., Ltd.		42,651	38.90%	16,592	1,361	—	—	17,953
Yeongam Solar Power Co., Ltd.		46,650	19.00%	8,864	773	—	—	9,637
Samsu Wind Power Co., Ltd.		15,903	19.00%	3,022	—	—	—	3,022
Pulau Indah Power Plant Sdn. Bhd.		79,841	25.00%	19,960	5,643	—	—	25,603
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		72,368	29.53%	21,370	527	—	—	21,897
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,208	90.00%	15,487	—	—	—	15,487
PT Barito Wahana Tenaga		512,846	30.61%	156,994	—	—	—	156,994
Cheongna Energy Co., Ltd.		47,107	50.10%	23,601	3,137	(1,189)	—	25,549
Naepo Green Energy Co., Ltd.		18,101	29.20%	5,285	—	—	—	5,285
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		(56,378)	46.30%	(26,103)	—	(826)	26,929	—
OneEnergy Asia Limited		661,133	40.00%	264,454	25,512	—	—	289,966
KAS INVESTMENT I LLC		52,806	29.89%	15,784	—	—	—	15,784
KAS INVESTMENT II LLC		52,554	29.89%	15,709	—	—	—	15,709
Energyco Co., Ltd.		4,520	29.00%	1,311	829	—	—	2,140
CAES, LLC		48,490	36.00%	17,457	2,923	—	—	20,380
Hapcheon Floating Photovoltaic Power Plant Inc.		21,037	49.00%	10,309	39	—	—	10,348
Busan Industrial Solar Power Co., Ltd.		2,740	28.02%	768	290	—	—	1,058
Bitsolar Energy Co., Ltd.		(5,932)	27.10%	(1,607)	352	—	1,607	352
Pulau Indah O&M Sdn. Bhd.		—	60.00%	—	—	—	—	—
Guadalupe Solar SpA		1,835	60.00%	1,102	98	—	—	1,200
Omisan Wind Power Co., Ltd.		23,960	42.00%	10,063	166	—	—	10,229
Foresight Iberian Solar Group Holding, S.L.		8,923	75.00%	6,692	1,427	—	—	8,119
Yeongwol Eco Wind Co., Ltd.		7,573	29.00%	2,196	1,828	—	—	4,024
Gurae Resident Power Co., Ltd.		1,797	29.00%	521	48	—	—	569
Cheongju Eco Park Co., Ltd.		30,609	29.00%	8,877	195	—	—	9,072
Enel X Midland Photovoltaic, LLC		12,710	20.00%	2,542	—	—	—	2,542
Geumsungsan Wind Power Co., Ltd.		17,101	29.00%	4,959	556	—	—	5,515
KEPCO KPS CARABAO Corp.		(93)	40.00%	(37)	—	—	37	—
Prime Swedish Holding AB		83,481	45.00%	37,566	1,223	—	—	38,789
Goheung New Energy Co., Ltd.		31,749	46.15%	14,652	1,084	—	—	15,736
Gunsan Land Solar Co., Ltd.		35,587	56.91%	20,251	—	—	2,178	22,429
CapMan Lynx SCA, SICAR		6,832	50.00%	3,416	—	—	(3,416)	—
International Offshore Power Transmission Holding Company Limited		4,069	35.00%	1,425	(2)	—	—	1,423
Pyeongchang Wind Power Co., Ltd.		21,083	58.00%	12,228	—	—	—	12,228
Eumseong Eco Park Co., Ltd.		26,929	29.00%	7,809	577	—	—	8,386
Changwon Nu-ri Energy Co., Ltd.		13,154	61.00%	8,024	3	—	—	8,027
PungBack Wind Farm Corporation		18,526	37.00%	6,855	1,085	—	—	7,940
Trumbull Asset Management, LLC		1,200	78.00%	936	—	—	—	936
S-Power Chile SpA		(150)	50.00%	(75)	139	—	—	64
Seungmun Green Energy		29,566	33.00%	9,757	—	—	—	9,757
Seobusambo highway photovoltaics Co., Ltd.		4,476	80.00%	3,580	—	—	—	3,580

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2024 and 2023 is as follows, continued:

In millions of won
As of December 31, 2023
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Yangyang Suri Wind Power Co., Ltd.	~~W~~	33,130	29.00%	9,608	—	—	—	9,608
KEPCO for Power Company		725	60.00%	435	—	—	—	435
Taebaek Wind Power Co., Ltd.		23,221	60.00%	13,932	—	—	—	13,932
Jeonju Bio Green Energy Co., Ltd.		4,916	65.00%	3,195	—	—	—	3,195
Kumyang Eco Park Co., Ltd.		12,436	29.00%	3,607	56	—	—	3,663
Jeongeup Green Power Co., Ltd.		5,781	18.71%	1,082	478	—	—	1,560
Hadong E-factory Co., Ltd.		1,145	29.99%	343	6	—	—	349
Namyangju Combined Heat and Power Co., Ltd.		7,000	55.00%	3,850	—	—	—	3,850
Wadi Noor Solar Power Company SAOC		1,675	50.00%	837	9	—	—	846
Fairhaven Energy Storage LLC		—	35.00%	—	—	—	—	—

(*)	The percentage of ownership shown above is an effective percentage of ownership including the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(6)

As of December 31, 2024 and 2023, investments in associates and joint ventures unrecognized of which the book value has be come nil due to the accumulated losses of associates and joint ventures are as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Eurasia Energy Holdings	~~W~~	—	—	(203)	—
Boim Combined Heat and Power Generation Co., Ltd.		769	28,723	937	27,954
Samcheok Eco Materials Co., Ltd.		895	5,326	3,625	4,431
Naepo Green Energy Co., Ltd.		—	—	(14,956)	—
Barakah One Company		33,994	174,713	46,746	140,719
Pioneer Gas Power Limited (*)		—	—	19,835	76,712
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	(460)	—
KAPES, Inc.		916	3,931	(145)	3,015
ITR Co., Ltd.		14	15	(4)	1
SEP Co., Ltd.		—	15	1	15
International Offshore Power Transmission Holding Company Limited		—	—	(23,378)	—
Noeul Green Energy Co., Ltd.		(1,377)	3,835	(258)	5,212
Gangneung Eco Power Co., Ltd.		—	—	(14)	—
PlatformN. Co., Ltd.		(44)	18	62	62
KEPCO KPS CARABAO Corp.		207	244	37	37
Bitsolar Energy Co., Ltd.		1,264	1,264	—	—
Green Energy Electricity Generation Co., Ltd.		396	396	—	—
O2&B Global Co., Ltd.		6	6	—	—
Pulau Indah O&M Sdn. Bhd.		1	1	—	—
Foresight Iberian Solar Group Holding, S.L.		4,395	4,395	—	—
Green Radiation Co., Ltd.,		11	11	—	—
Hoenggye Renewable Energy Co., Ltd.,		266	266	—	—
CapMan Lynx SCA, SICAR		31,090	31,090	—	—

(*)	For the year ended December 31, 2024, the investment therein was reclassified from investment in an associate to a financial asset measured at fair value through other comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2024, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period in the EPC contract of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(ii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(iii)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(iv)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. Also, the Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

(v)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(vi)	Hyundai Green Power Co., Ltd.

The Group has an obligation to purchase certain shares in Hyundai Green Power Co., Ltd. from financial investors holding certain shares in Hyundai Green Power Co., Ltd. (i.e., IBK and others) when any of the financial investors claim to sell the Group’s shares at a certain point of time in the future. The Group also has the right to claim Hyundai Steel Company, another operating investor of Hyundai Green Power Co., Ltd., to sell its shares at a certain point of time in the future, and is obliged to sell the Group’s shares to Hyundai Steel Company or a third party designated by Hyundai Steel Company when Hyundai Steel Company requests the Group to sell its shares.

(vii)	Omisan Wind Power Co., Ltd.

The Group has the right to claim Unison Co., Ltd. to transfer its shares in Omisan Wind Power Co., Ltd. either as a whole or as a part after the completion of the power generation complex, and if the Group exercises its right to claim transfer, Unison Co., Ltd. is obliged to transfer such shares at fair value to the Group or a third party designated by the Group.

(viii)	Geumsungsan Wind Power Co., Ltd.

The Group has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

(ix)	Seungmun Green Energy

According to the special conditions of the REC trading contract, a connected entity may demand the sale of ownership stakes held by other investors to the connected entity, or the investors may acquire new stakes or modify business documents through a capital increase in Seungmun Green Energy with prior written consent from the trustee. In the event that other investors sell their stakes to the connected entity, they may demand that the connected entity purchase their stakes in the future if certain conditions are met.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2024, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(x)	Taebaek Guinemi Wind Power Co., Ltd.

If shareholders of Taebaek Guinemi Wind Power Co., Ltd. other than the Group intend to sell their shares after the elapse of warranty period for wind power generators specified in the EPC contract, the Group has preferential right to other parties and third parties to take over the shares that the shareholders want to sell at fair value by reaching agreement with the shareholders on the timing of sales and volume of shares to be sold considering the financial conditions, management conditions and others.

(xi)	HORANG ENERGY Inc.

The Group has the right to purchase all or partial shares of HORANG ENERGY Inc. held by other shareholders after three years have elapsed from the date of commencing the operations under the unanimous agreement of all shareholders. The Group also has an obligation to sell its shares in HORANG ENERGY Inc. either as a whole or as a part to CNcore Co., Ltd. after three years have elapsed from the date of commencing the operations upon the claim of CNcore Co., Ltd., under the unanimous agreement of all shareholders.

(xii)	Namyangju Combined Heat and Power Co., Ltd.

The Group has an obligation to purchase certain shares from Narae Energy Co., Ltd. at fair value when Narae Energy Co., Ltd. intends to sell its shares in Namyangju Combined Heat and Power Co., Ltd. on the exercise date agreed upon in accordance with the shareholders’ agreement. If Narae Energy Co., Ltd. becomes the largest equity holder by selling, assigning, or transferring shares in accordance with the shareholders’ agreement, the Group is obligated to guarantee the drag-along right that allows Narae Energy Co., Ltd. to sell the shares held by both shareholders under the same conditions.

(xiii)	Jeongeup Green Power Co., Ltd.

The Group has the right to acquire the shares held by M Eco Co., Ltd. at fair value on the date when it has been third, seventh, and tenth year from the beginning date of commercial operation. However, if M Eco Co., Ltd. transfers its shares to the entity holding the majority of shares in M Eco Co., Ltd., its right to transfer shares to the shareholder prevails the Group’s right to acquire shares from M Eco Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates and joint ventures as of December 31, 2024 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Daeryun Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the financial institutions.

KNH Solar Co., Ltd.	Shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of interested parties. All or part of the stocks held cannot be transferred without the written consent of the financial institution and if the conditions for the O&M utilization rate are not met or if a payment deferment is necessary due to the fulfillment of the obligation to provide funds, the contract amount will be paid in a subordinated order.

Solaseado Solar Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of other stakeholders including shareholders and financial institutions.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the written consent of the other shareholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and consent of the financial institutions is obtained. Also, shares cannot be wholly or partially transferred without the written consent of the financial institutions.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the payment conditions are satisfied.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2018 are as follows, continued:

Company	Nature and extent of any significant restrictions

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without the consent of the stakeholders including other shareholders financial institutions. Also, either of Korea Southern Power Co., Ltd., a subsidiary of the Group, and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party become less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

KPE green energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Seungmun Green Energy	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Trumbull Asset Management, LLC	Shares cannot be either wholly or partially transferred without the consent of the stakeholders.

HORANG ENERGY Inc.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred before three years have passed after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Yanggu Floating Photovoltaic Power Plant Inc.	Payment of dividends or repayment of loans such as subordinated loans to the investors can be made only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Hoenggye Renewable Energy Co., Ltd.	Dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained.

Daegu Photovoltaic Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of financial institutions is obtained.

Dongducheon Dream Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid only when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of December 31, 2024 are as follows, continued:

Company	Nature and extent of any significant restrictions

Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior consent of the stakeholders.

Shin Pyeongtaek Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seoroseoro Sunny Power Plant Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Anjwa Smart Farm & Solar City Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Muan Solar Park Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

YuDang Solar Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haemodum Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Cheongna Energy Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Hapcheon Floating Photovoltaic Power Plant Inc.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Yeongwol Eco Wind Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gurae Resident Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gunsan Land Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained. When the internal rate of return defined in shareholders’ agreement is met, any excessive dividend income must be provided to Gunsan City.

Eumseong Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

PungBack Wind Farm Corporation	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seobusambo highway photovoltaics Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of December 31, 2024 are as follows, continued:

Company	Nature and extent of any significant restrictions

Haman Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained or prior written consent of financial institutions is obtained. In addition, the Group cannot transfer all or part of its shares without the consent of other shareholders until five years have elapsed from the date of issuance of the acquisition notice after the comprehensive completion of the EPC contract for the project, and shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Jeongeup Green Power Co., Ltd.	Dividends to investors are only possible when the conditions in the loan agreement are met or prior written consent from the financial institution is obtained, and subordinated loans cannot be paid to investors before the loan principal and interest are fully repaid. Additionally, all or part of the shares held cannot be transferred without the consent of other shareholders before the commencement of commercial operation of this business. The entity’s stocks may not be transferred to a third party or otherwise disposed of in a manner not permitted in the financial documents without the prior written consent of the agent bank.

Nepal Water & Energy Development Company Private Limited	The Group must maintain a minimum percentage of ownership (50%) until the project completion date and thereafter.

Goseong Green Power Co., Ltd.	The Group cannot transfer all or part of its shares without the consent of stakeholders until three years have passed since the start of commercial operation of the business.

Gangneung Eco Power Co., Ltd.	The Group cannot transfer all or part of its shares without the consent of stakeholders until three years have passed since the start of commercial operation of the business.

S-Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of the stakeholders is obtained.

South Jamaica Power Company Limited	Dividends can be paid only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Rutile BESS Holdings, LLC	Shares cannot be either wholly or partially transferred without prior written consent of other stakeholders.

Kumyang Eco Park Co., Ltd.	Dividends and payables from settlement for renewable energy certificates can only be paid when all conditions of the loan agreement are satisfied or a prior written consent of financial institutions is obtained.

HyChangwon Fuel Cell. Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. In addition, the Group cannot transfer all or part of its shares until five years have elapsed from the date of issuance of the acquisition notice. Shares cannot be wholly or partially transferred without obtaining prior written consent of the financial institutions.

Roof One Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders thereof.

Amaala Sustainable Company for Energy LLC	Dividends may be payable only when all conditions prescribed in the loan agreement between Amaala Sustainable Company for Energy LLC and financial institution are satisfied.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,577,296	(27,403)	—	(29,241)	14,520,652
Buildings		26,217,223	(41,718)	(12,812,659)	(7,103)	13,355,743
Structures		89,573,695	(149,737)	(37,762,078)	(18,678)	51,643,202
Machinery		122,610,077	(105,546)	(65,120,941)	(533,405)	56,850,185
Ships		17,870	—	(7,336)	—	10,534
Vehicles		452,812	(2,745)	(371,245)	(116)	78,706
Equipment		2,512,223	(3,915)	(2,073,752)	(375)	434,181
Tools		1,428,994	(1,306)	(1,255,257)	(1)	172,430
Construction-in-progress		31,307,153	(223,566)	—	(22,795)	31,060,792
Right-of-use assets		6,031,076	—	(2,984,680)	—	3,046,396
Asset retirement costs		18,283,796	—	(8,388,929)	(146,423)	9,748,444
Others		17,198,254	—	(15,136,756)	—	2,061,498

	~~W~~	330,210,469	(555,936)	(145,913,633)	(758,137)	182,982,763

In millions of won	As of December 31, 2023
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,426,253	(27,404)	—	(28,165)	14,370,684
Buildings		25,236,830	(46,227)	(11,870,875)	(5,751)	13,313,977
Structures		86,010,823	(157,881)	(35,111,297)	(9,525)	50,732,120
Machinery		113,735,035	(119,824)	(59,381,603)	(536,386)	53,697,222
Ships		17,845	—	(5,480)	—	12,365
Vehicles		421,349	(2,837)	(337,859)	(116)	80,537
Equipment		2,341,242	(5,932)	(1,909,992)	(375)	424,943
Tools		1,354,532	(62)	(1,190,057)	(1)	164,412
Construction-in-progress		32,031,297	(173,474)	—	(22,795)	31,835,028
Right-of-use assets		6,041,794	—	(2,678,051)	—	3,363,743
Asset retirement costs		17,007,088	—	(7,127,091)	(146,423)	9,733,574
Others		16,255,667	—	(14,108,737)	—	2,146,930

	~~W~~	314,879,755	(533,641)	(133,721,042)	(749,537)	179,875,535

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,398,088	28,390	(38,162)	—	—	159,739	14,548,055
(Government grants)		(27,404)	—	1	—	—	—	(27,403)
Buildings		13,360,204	3,767	(13,366)	(984,288)	(1,351)	1,032,495	13,397,461
(Government grants)		(46,227)	—	—	4,508	—	1	(41,718)
Structures		50,890,001	16,201	(303,046)	(2,873,012)	(9,154)	4,071,949	51,792,939
(Government grants)		(157,881)	—	1,330	9,458	—	(2,644)	(149,737)
Machinery		53,817,046	341,652	(199,670)	(6,311,423)	(735)	9,308,861	56,955,731
(Government grants)		(119,824)	—	522	16,076	—	(2,320)	(105,546)
Ships		12,365	—	—	(1,865)	—	34	10,534
Vehicles		83,374	4,311	(223)	(43,837)	—	37,826	81,451
(Government grants)		(2,837)	—	8	1,233	—	(1,149)	(2,745)
Equipment		430,875	84,020	(236)	(210,376)	—	133,813	438,096
(Government grants)		(5,932)	—	—	2,118	—	(101)	(3,915)
Tools		164,474	32,825	(68)	(82,603)	—	59,108	173,736
(Government grants)		(62)	—	—	341	—	(1,585)	(1,306)
Construction-in-progress		32,008,502	14,335,323	—	—	—	(15,059,467)	31,284,358
(Government grants)		(173,474)	6,806	75	—	—	(56,973)	(223,566)
Right-of-use assets		3,363,743	132,495	(2,252)	(538,995)	—	91,405	3,046,396
Asset retirement costs		9,733,574	—	—	(1,809,280)	—	1,824,150	9,748,444
Others		2,146,930	1,704	—	(1,011,161)	—	924,025	2,061,498

	~~W~~	179,875,535	14,987,494	(555,087)	(13,833,106)	(11,240)	2,519,167	182,982,763

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for each of the two years in the period ended December 31, 2024 are as follows, continued:

In millions of won	For the year ended December 31, 2023
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*)	Others	Ending balance
Land	~~W~~	14,270,937	23,519	(15,302)	—	—	118,934	14,398,088
(Government grants)		(27,405)	—	1	—	—	—	(27,404)
Buildings		13,292,200	3,706	(6,221)	(938,549)	—	1,009,068	13,360,204
(Government grants)		(50,437)	—	—	5,070	—	(860)	(46,227)
Structures		50,449,235	18,486	(311,877)	(2,828,065)	—	3,562,222	50,890,001
(Government grants)		(165,608)	—	1,611	9,562	—	(3,446)	(157,881)
Machinery		54,191,785	184,532	(195,673)	(6,062,471)	(6,331)	5,705,204	53,817,046
(Government grants)		(127,126)	—	1,230	17,413	—	(11,341)	(119,824)
Ships		13,476	—	—	(1,812)	—	701	12,365
Vehicles		87,687	5,778	(76)	(40,760)	—	30,745	83,374
(Government grants)		(2,045)	—	—	960	—	(1,752)	(2,837)
Equipment		435,741	62,291	(264)	(206,894)	—	140,001	430,875
(Government grants)		(6,608)	—	—	2,011	—	(1,335)	(5,932)
Tools		178,501	30,598	(364)	(78,487)	—	34,226	164,474
(Government grants)		(99)	—	—	38	—	(1)	(62)
Construction-in-progress		28,041,471	14,069,968	(1,511)	—	(10,700)	(10,090,726)	32,008,502
(Government grants)		(135,926)	5,544	—	—	—	(43,092)	(173,474)
Right-of-use assets		3,711,125	261,862	(2,613)	(536,517)	—	(70,114)	3,363,743
Asset retirement costs		11,288,967	—	—	(1,251,446)	—	(303,947)	9,733,574
Others		2,419,437	1,290	—	(958,649)	—	684,852	2,146,930

~~W~~		177,865,308	14,667,574	(531,059)	(12,868,596)	(17,031)	759,339	179,875,535

(*)

The Group calculated the actual damage in relation to the fire incident at Taean IGCC gas refinery in January 2023, and recognized ~~W~~6,331 million as an impairment loss. In addition, as the recoverable amount of construction-in-progress of Guam Ukudu Power LLC, a subsidiary of the Group, is less than the book value, ~~W~~10,700 million was recognized as an impairment loss for the year ended December 31, 2023.

(3)

For the year ended December 31, 2024, the Group’s subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. have recognized proceeds and costs from selling items produced before its intended use, by accounting ~~W~~101,609 million (~~W~~38,149 million for the year ended December 31, 2023) as revenue and ~~W~~77,549 million (~~W~~45,578 million for the year ended December 31, 2023) as expense in profit or loss.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

19.	Investment Properties

(1)	Investment properties as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	210,509	—	—	210,509
Buildings		32,517	(22)	(14,020)	18,475

	~~W~~	243,026	(22)	(14,020)	228,984

In millions of won	As of December 31, 2023
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	172,594	—	—	172,594
Buildings		20,043	(22)	(7,088)	12,933

	~~W~~	192,637	(22)	(7,088)	185,527

(2)	Changes in investment properties for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	172,594	—	—	37,915	210,509
Buildings		12,955	—	(683)	6,225	18,497
(Government grants)		(22)	—	1	(1)	(22)

	~~W~~	185,527	—	(682)	44,139	228,984

In millions of won	For the year ended December 31, 2023
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	194,417	—	—	(21,823)	172,594
Buildings		13,890	—	(494)	(441)	12,955
(Government grants)		(21)	—	1	(2)	(22)

	~~W~~	208,286	—	(493)	(22,266)	185,527

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Rental income	~~W~~	11,594	10,519
Operating and maintenance expenses related to rental income		(716)	(507)

	~~W~~	10,878	10,012

(4)	Fair values of investment properties as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
	Book value		Fair value	Book value	Fair value
Land	~~W~~	210,509	337,379	172,594	258,478
Buildings		18,475	19,094	12,933	13,437

	~~W~~	228,984	356,473	185,527	271,915

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

20.	Construction Contracts

(1)	Changes in the total contract amount in which revenue is not yet recognized for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	5,795,600	1,190,281	(849,108)	6,136,773

(*)

For the year ended December 31, 2024, the increased balance of contracts from new orders is ~~W~~1,299,281 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~109,000 million.

In millions of won	For the year ended December 31, 2023
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	5,594,946	986,049	(785,395)	5,795,600

(*)

For the year ended December 31, 2023, the increased balance of contracts from new orders is ~~W~~1,029,165 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~43,116 million.

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	24,255,432	24,008,579	246,853	80,069

In millions of won	As of December 31, 2023
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	22,996,785	22,382,628	614,157	74,253

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

20.	Construction Contracts, Continued

(3)	The gross amounts due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract works as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in overseas and others	~~W~~	1,159,085	161,778	183,204	270,789

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)

Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized on December 31, 2024 from the amounts included in contract liabilities at the end of the prior year is ~~W~~247,819 million.

(4)

The contracts with purchasers state that the disclosure of information related to UAE and Egypt Eldaba nuclear power plant construction projects such as rate of progress, unbilled construction, impairment losses, etc. is not allowed without consent from the purchasers. The purchasers did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that the purchasers may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

	Contract date	Completion date
Egypt Eldaba nuclear power plant construction projects	August 25, 2022	April 8, 2029

(5)

The Group is in discussion with the contracting parties about the prolongation costs and liquidated damages for the UAE nuclear power plant project. As of December 31, 2024, the Group recognizes the amount of estimated outflow of resources embodying economic benefits related to the prolongation costs as provisions.

(6)

The operating segment information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the year ended December 31, 2024 is as follows:

In millions of won	For the year ended December 31, 2024
	Effect from changes in accounting estimates							Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Changes in estimated total contract costs	Revenue recognized from performance obligations satisfied in previous periods	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	—	(376,333)	(359,763)	(16,570)	466,184	—	289,043	15,427	—	—
Electric power generation (Nuclear)		—	131,828	8,914	122,914	299,168	—	—	—	30,427	—
Plant maintenance & engineering Service and others		1,767	553	(4,298)	4,851	25,767	17,492	870,042	6	59,862	4,209

	~~W~~	1,767	(243,952)	(355,147)	111,195	791,119	17,492	1,159,085	15,433	90,289	4,209

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,156,641	(844)	(976,633)	(19)	179,145
Copyrights, patents rights and other industrial rights		107,040	—	(71,231)	(9,178)	26,631
Mining rights		670,083	—	(66,938)	(573,723)	29,422
Development expenditures		1,011,550	(939)	(937,877)	—	72,734
Intangible assets under development		96,544	(3,473)	—	(8,903)	84,168
Usage rights of donated assets and others		592,680	—	(459,165)	(136)	133,379
Leasehold rights		28,185	—	(25,216)	(538)	2,431
Greenhouse gas emissions rights		135,534	—	—	—	135,534
Others		620,366	(229)	(224,410)	(12,253)	383,474

	~~W~~	4,418,623	(5,485)	(2,761,470)	(604,750)	1,046,918

In millions of won	As of December 31, 2023
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,083,537	(413)	(885,677)	(19)	197,428
Copyrights, patents rights and other industrial rights		105,827	—	(73,158)	(9,178)	23,491
Mining rights		643,625	—	(57,549)	(553,911)	32,165
Development expenditures		966,530	(2,121)	(911,096)	—	53,313
Intangible assets under development		94,916	(2,458)	—	(8,903)	83,555
Usage rights of donated assets and others		592,739	—	(447,352)	(136)	145,251
Leasehold rights		28,185	—	(24,256)	—	3,929
Greenhouse gas emissions rights		107,086	—	—	—	107,086
Others		599,958	(322)	(199,865)	(12,005)	387,766

	~~W~~	4,222,403	(5,314)	(2,598,953)	(584,152)	1,033,984

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	197,841	18,249	(4)	(88,985)	—	52,888	179,989
(Government grants)		(413)	—	—	229	—	(660)	(844)
Copyrights, patents rights and other industrial rights		23,491	576	(44)	(4,846)	—	7,454	26,631
Mining rights		32,165	—	(100)	(5,798)	—	3,155	29,422
Development expenditures		55,434	—	—	(25,830)	—	44,069	73,673
(Government grants)		(2,121)	—	—	1,364	—	(182)	(939)
Intangible assets under development		86,013	69,878	—	(14)	—	(68,236)	87,641
(Government grants)		(2,458)	—	—	—	—	(1,015)	(3,473)
Usage rights of donated assets and others		145,251	36	—	(11,903)	—	(5)	133,379
Leasehold rights		3,929	—	—	(960)	(538)	—	2,431
Greenhouse gas emissions rights		107,086	123	—	(416)	—	28,741	135,534
Others		388,088	3,997	(394)	(26,501)	(364)	18,877	383,703
(Government grants)		(322)	—	—	93	—	—	(229)

	~~W~~	1,033,984	92,859	(542)	(163,567)	(902)	85,086	1,046,918

In millions of won	For the year ended December 31, 2023
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	203,007	12,837	(18)	(86,174)	—	68,189	197,841
(Government grants)		(174)	—	—	85	—	(324)	(413)
Copyrights, patents rights and other industrial rights		28,013	319	(70)	(4,918)	(180)	327	23,491
Mining rights		38,525	2,164	—	(10,289)	—	1,765	32,165
Development expenditures		54,505	—	—	(25,614)	—	26,543	55,434
(Government grants)		(3,477)	—	—	1,356	—	—	(2,121)
Intangible assets under development		67,722	51,282	—	—	—	(32,991)	86,013
(Government grants)		(2,108)	—	—	—	—	(350)	(2,458)
Usage rights of donated assets and others		157,143	—	—	(11,857)	—	(35)	145,251
Leasehold rights		4,888	—	—	(959)	—	—	3,929
Greenhouse gas emissions rights		43,960	8,577	(1)	(2)	—	54,552	107,086
Others		364,727	4,136	(119)	(24,895)	(103)	44,342	388,088
(Government grants)		(67)	—	—	93	—	(348)	(322)

	~~W~~	956,664	79,315	(208)	(163,174)	(283)	161,670	1,033,984

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2024 and 2023 are as follows:

In millions of won and thousands of Australian dollars

As of December 31, 2024
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	4,276	2 years and 11 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	12,523	3 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	8,697	1 year and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	5,799	5 years and 6 months
Others	Occupancy and use of public waters	KRW	65,389	12 years and 1 month
	Greenhouse gas emissions rights	KRW	135,534	—
	Business rights	KRW	143,216	24 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars

As of December 31, 2023
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	5,742	3 years and 11 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	16,697	4 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	13,235	2 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	6,853	6 years and 6 months
Others	Occupancy and use of public waters	KRW	70,800	13 years and 1 month
	Greenhouse gas emissions rights	KRW	107,086	—
	Business rights	KRW	148,964	25 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For each of the two years in the period ended December 31, 2024, the Group recognized research and development expenses of ~~W~~773,931 million and ~~W~~717,561 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

22.	Trade and Other Payables

Trade and other payables as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	4,494,504	—	4,341,482	—
Non-trade payables		2,224,036	1,432,421	2,140,906	1,716,345
Accrued expenses		1,983,697	22,259	1,859,765	23,148
Leasehold deposits received		3,211	3,237	2,548	1,042
Other deposits received		97,276	45,012	127,933	33,723
Lease liabilities		603,492	3,095,964	612,765	3,195,115
Dividends payable		5,063	—	4,574	—
Others (*)		36	10,348	—	12,584

	~~W~~	9,411,315	4,609,241	9,089,973	4,981,957

(*)	Details of others as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	2,689	—	3,069
Others		36	7,659	—	9,515

	~~W~~	36	10,348	—	12,584

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Current liabilities
Short-term borrowings	~~W~~	9,122,792	10,667,335
Current portion of long-term borrowings		8,434,330	5,780,638
Current portion of debt securities		26,908,467	24,681,439
Less: current portion of discount on long-term borrowings		(16,537)	(1,152)
Less: current portion of discount on debt securities		(7,100)	(7,176)
Add: current portion of premium on debt securities		—	263

		44,441,952	41,121,347

Non-current liabilities
Long-term borrowings		3,153,867	3,407,514
Debt securities		85,149,391	89,293,561
Less: discount on long-term borrowings		(35,071)	(14,683)
Less: discount on debt securities		(176,739)	(175,909)

		88,091,448	92,510,483

	~~W~~	132,533,400	133,631,830

(2)	Repayment schedules of borrowings and debt securities as of December 31, 2024 and 2023 are as follows:

In millions of won
As of December 31, 2024
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	17,557,122	26,908,467
1~ 5 years		1,488,840	63,087,182
More than 5 years		1,665,027	22,062,209

	~~W~~	20,710,989	112,057,858

In millions of won
As of December 31, 2023
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	16,447,973	24,681,439
1~ 5 years		1,649,696	64,342,617
More than 5 years		1,757,818	24,950,944

	~~W~~	19,855,487	113,975,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of December 31, 2024 and 2023 are as follows:

In millions of won and thousands of USD
As of December 31, 2024
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	Yuanta Securities Co., Ltd. and others	3.27 ~ 4.60	2025.01.07 ~ 2025.12.31	—	~~W~~	4,953,348
Local short-term borrowings	Nonghyup Bank and others	3M CD + 0.23 ~ 0.65 4.17	2025.01.02 ~ 2025.11.20	—		3,934,600
Foreign short-term borrowings	Hana Bank	SOFR(1M) + 0.90	2025.08.12	USD 40,000		58,800
Local bank overdraft	Korea Development Bank	3.85	2025.04.28	—		100,000
Local bank overdraft	Woori Bank and others	Standard overdraft rate + 1.37 4.20	2025.02.21 ~ 2025.03.28	—		76,044

					~~W~~	9,122,792

In millions of won and thousands of USD
As of December 31, 2023
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	4.00~4.84	2024.01.05 ~ 2024.12.31	—	~~W~~	6,180,339
Local short-term borrowings	Nonghyup Bank and others	3M CD+0.98~1.12	2024.05.26 ~ 2024.11.20	—		4,300,000
Local short-term borrowings	Korea Development Bank	Standard overdraft rate + 1.06	2024.02.24	—		30,000
Local short-term borrowings	Export-Import Bank of Korea	3M bank debenture rate + 0.34	2024.12.27	—		50,000
Foreign short-term borrowings	Export-Import Bank of Korea	5.49	2024.09.27	USD 40,000		51,576
Foreign short-term borrowings	Kookmin Bank	1M SOFR + 0.95	2024.02.16	USD 40,000		51,576
Local bank overdraft	Woori Bank and others	Standard overdraft rate + 1.37 4.63 ~ 5.34	2024.01.05 ~ 2024.02.23	—		3,844

					~~W~~	10,667,335

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2024 and 2023 are as follows:

In millions of won
As of December 31, 2024
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2025~2044	—	~~W~~	1,424
	Facility	2.60~4.94	2025~2042	—		51,960
	Facility	CB rate+0.90	2029	—		9,486
Hana Bank and others	Commercial Paper	3M CD+0.31~1.20	2025~2029	—		7,550,000
	Facility	4.60	2028	—		4,904
	Facility	3yr KTB rate-1.25	2028	—		2,492
Export-Import Bank of Korea	Project loans	1.00	2026	—		4,419
	Facility	1.32	2025~2028	—		64,000
	Operating funds	3M bank debenture rate+0.66	2026	—		50,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 1.75	2025~2028	—		7,494
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		13,995
	Operating funds	6M bank debenture rate+0.93~1.03	2025~2027	—		50,000
	Others	3.95	2034	—		67,733
	Others	Standard overdraft rate+1.00	2034	—		67,733
Kookmin Bank	Facility	3M CD+1.79 5.53~5.63	2030~2037	—		167,945
	Operating funds	1yr bank debenture rate+0.78	2025	—		20,000
Woori Bank	Facility	3M CD+1.90 5.12~5.61	2034~2042	—		100,071
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	5.53~5.63	2030~2041	—		36,351
Others	Facility	3.30~6.80	2028~2042	—		801,687
	Facility	CB rate+1.10 2.25~5.63	2028~2041	—		24,517
	PF Refinancing	CB rate+1.25	2030	—		5,726
	PF Refinancing	4.10	2030	—		15,905
	Securitized debts (*)	3M CD+1.80	2025	—		54,236
	Others	4.40~7.90	2025~2039	—		113,362
	Others	2.00~6.15	2031~2034	—		49,826

					~~W~~	9,367,153

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2024 and 2023 are as follows, continued:

In millions of won and thousands of foreign currencies
As of December 31, 2024
Type		Interest rate (%)	Maturity	Foreign currency		Local currency

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD	8,744	~~W~~	12,853
Export-Import Bank of Korea and others	Direct Loan and others	6M Synthetic Libor+1.80~3.20	2036	USD	72,163		106,080
	Direct Loan and others	6M Synthetic Libor+2.25~3.70	2027	JOD	44,126		91,437
	Facility	SOFR+0.43 1M SOFR+1.83	2029~2031	USD	112,672		165,628
Korea Development Bank and others	EBL	1M SOFR+0.86	2025	USD	149,592		219,900
POSCO E&C and others	Shareholder’s loan	5.60~8.00	2025~2026	USD	10,145		14,914
	Shareholder’s loan	8.00	2031	JOD	4,853		10,056
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2025~2032	JPY	3,937,987		36,878
Woori Bank and others	Syndicated Loan	JPY 6M Tibor+1.84	2025	JPY	2,178,069		20,397
Solar Construction Lending, LLC	Facility	5.00	2025	USD	28,303		41,605
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR	38,139		58,304
IFC and others	Facility	3M SOFR+1.60~1.99 6M SOFR+5.00 6.19~7.22	2026~2032	USD	772,852		1,136,092
Hanwha US Solar Private Fund 1 and others	Facility	6.00	2038	USD	60,743		89,292
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD	178,729		163,301
Nonghyup Bank and others	Facility	10.40	2039	USD	36,943		54,307

							2,221,044

							11,588,197
Less: discount on long-term borrowings							(51,608)
Less: current portion of long-term borrowings							(8,434,330)
Add: current portion of discount on long-term borrowings							16,537

						~~W~~	3,118,796

(*)	The main reasons for early repayment of securitized debts as of December 31, 2024 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The Group is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2024 and 2023 are as follows, continued:

In millions of won
As of December 31, 2023
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2024~2044	—	~~W~~	1,758
	Facility	2.60~4.94	2025~2042	—		53,052
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KDB rate+0.91	2024	—		40,000
Hana Bank and others	Commercial Paper	3M CD+0.13~1.20	2024~2028	—		5,350,000
	Facility	4.60	2028	—		6,558
	Facility	3yr KTB rate-2.50	2028	—		3,156
Export-Import Bank of Korea	Project loans	1.00	2026	—		7,365
	Facility	1.32	2028	—		80,000
	Operating funds	3M bank debenture rate+0.66	2026	—		40,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 2.25	2024~2028	—		9,176
	Facility	3yr KTB rate-1.50	2024	—		163
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		16,825
	Operating funds	6M bank debenture rate+0.93	2025	—		20,000
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		73,425
	Others	Standard overdraft rate+1.00	2034	—		73,425
Kookmin Bank	Facility	1yr bank debenture rate+0.78 3M CD+1.79~2.10 5.04	2025~2037	—		186,032
Woori Bank	Facility	Standard overdraft rate+1.60 3M CD+1.90 5.04	2034~2042	—		101,172
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	3M CD+2.00~2.10	2030~2041	—		22,517
Others	Facility	3.50~6.80	2028~2042	—		735,722
	Facility	CB rate+1.10 3M CD+2.10 1.75~3.30	2024~2041	—		51,509
	PF Refinancing	CB rate+1.25	2030	—		6,680
	PF Refinancing	4.10	2030	—		18,556
	Securitized debts (*)	3M CD+1.80	2025	—		52,060
	Others	4.40~7.90	2025~2039	—		113,973
	Others	1.80~4.50	2031~2034	—		49,879

					~~W~~	7,304,875

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2024 and 2023 are as follows, continued:

In millions of won and thousands of foreign currencies
As of December 31, 2023
Type		Interest rate (%)	Maturity	Foreign currency		Local currency

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD	8,744	~~W~~	11,274
Export-Import Bank of Korea and others	Direct Loan and others	6M Synthetic Libor+1.80~3.20	2036	USD	78,347		101,020
	Direct Loan and others	6M Synthetic Libor+2.25~3.70	2027	JOD	62,385		113,390
	Facility	6M Synthetic Libor+1.70~2.50 1M SOFR+1.83	2029~2031	USD	120,916		155,909
Korea Development Bank and others	EBL	1M SOFR+0.86	2025	USD	142,049		183,157
POSCO E&C and others	Shareholder’s loan	5.60~8.00	2025	USD	10,770		13,887
	Shareholder’s loan	8.00	2031	JOD	5,419		9,850
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY	4,350,671		39,707
Woori Bank and others	Syndicated Loan	JPY 6M Tibor+1.84	2032	JPY	2,399,088		21,896
Solar Construction Lending, LLC	Facility	5.00	2025	USD	29,894		38,545
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR	40,478		57,745
IFC and others	Facility	3M SOFR+1.99 6M SOFR+5.00 3M BSBY+1.70 6.05~6.62	2024~2031	USD	655,922		845,746
Hanwha US Solar Private Fund 1 and others	Facility	6.00	2039	USD	60,674		78,233
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD	185,086		162,891
Nonghyup Bank and others	Facility	10.40	2039	USD	38,799		50,027

							1,883,277

							9,188,152
Less: discount on long-term borrowings							(15,835)
Less: current portion of long-term borrowings							(5,780,638)
Add: current portion of discount on long-term borrowings							1,152

						~~W~~	3,392,831

(*)	The main reasons for early repayment of securitized debts as of December 31, 2023 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The Group is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of December 31, 2024 and 2023 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	As of December 31, 2024		As of December 31, 2023

Electricity Bonds	2012.03.27~2024.12.17	2025.01.03~2052.04.21	1.43~5.99	~~W~~	63,960,000	67,730,000

Corporate Bonds (*)	2009.10.16~2024.10.04	2025.01.10~2054.06.28	1.28~10.00		28,727,353	29,887,353

Corporate Bonds	2021.05.26~2023.12.28	2041.05.25~2043.09.15	1.71~3.78		41,578	41,578

					92,728,931	97,658,931

Less: discount on local debt securities					(51,149)	(54,826)

Less: current portion of local debt securities					(22,621,584)	(23,141,584)
Add: current portion of discount on local debt securities					2,124	4,712

				~~W~~	70,058,322	74,467,233

(*)

Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~1,584 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2024 and 2023 are as follows:

In millions of won and thousands of foreign currencies
As of December 31, 2024
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~	409,690
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		462,634
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		421,772
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000		147,000
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		441,000
FY-17	2017.07.25	2027.07.25	3.13	USD	300,000		441,000
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		61,149
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		59,954
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		312,345
FY-19	2019.07.19	2027.07.19	0.05	CHF	100,000		162,638
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	326,929		480,586
FY-20	2020.02.03	2025.02.03	2.13	USD	300,000		441,000
FY-20	2020.05.06	2025.05.06	1.75	USD	500,000		735,000
FY-20	2020.06.15	2025.06.15	1.13	USD	500,000		735,000
FY-20	2020.08.03	2026.02.03	1.00	USD	300,000		441,000
FY-21	2021.01.27	2026.01.27	0.75	USD	450,000		661,500
FY-21	2021.04.27	2026.04.27	1.25	USD	500,000		735,000
FY-21	2021.08.09	2026.08.09	1.25	USD	300,000		441,000
FY-21	2021.09.24	2026.09.24	1.13	USD	300,000		441,000
FY-22	2022.04.21	2027.04.21	3.63	USD	300,000		441,000
FY-22	2022.05.06	2025.05.06	3.60	USD	500,000		735,000
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD	800,000		1,176,000
FY-22	2022.06.28	2025.06.28	4.13	USD	300,000		441,000
FY-22	2022.07.27	2027.07.27	4.25	USD	700,000		1,029,000
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD	800,000		1,176,000
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD	2,350,000		444,855
FY-23	2023.06.07	2030.06.07	4.51	HKD	1,037,000		196,304
FY-23	2023.07.12	2028.07.12	4.88	USD	350,000		514,500
FY-23	2023.07.18	2028.07.18	5.00	USD	500,000		735,000
FY-23	2023.07.31	2026.07.31	5.38	USD	1,000,000		1,470,000
FY-23	2023.09.21	2026.09.21	5.38	USD	300,000		441,000
FY-24	2024.01.31	2027.01.31	4.88	USD	1,200,000		1,764,000
FY-24	2024.07.29	2029.07.29	4.63	USD	500,000		735,000

							19,328,927
Less: discount on foreign debt securities							(132,690)
Less: current portion of foreign debt securities							(4,286,883)
Add: current portion of discount on foreign debt securities							4,976

						~~W~~	14,914,330

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2024 and 2023 are as follows, continued:

In millions of won and thousands of foreign currencies
As of December 31, 2023
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~	359,357
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		405,796
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		369,955
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000		128,940
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		386,820
FY-17	2017.07.25	2027.07.25	3.13	USD	300,000		386,820
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		57,064
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		58,050
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		272,349
FY-19	2019.02.27	2024.02.27	0.13	CHF	200,000		305,364
FY-19	2019.06.24	2024.06.24	2.50	USD	500,000		644,700
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF	300,000		458,046
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD	300,000		264,024
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	342,753		441,946
FY-20	2020.02.03	2025.02.03	2.13	USD	300,000		386,820
FY-20	2020.05.06	2025.05.06	1.75	USD	500,000		644,700
FY-20	2020.06.15	2025.06.15	1.13	USD	500,000		644,700
FY-20	2020.08.03	2026.02.03	1.00	USD	300,000		386,820
FY-21	2021.01.27	2026.01.27	0.75	USD	450,000		580,230
FY-21	2021.04.27	2026.04.27	1.25	USD	500,000		644,700
FY-21	2021.08.09	2026.08.09	1.25	USD	300,000		386,820
FY-21	2021.09.24	2026.09.24	1.13	USD	300,000		386,820
FY-22	2022.04.21	2027.04.21	3.63	USD	300,000		386,820
FY-22	2022.05.06	2025.05.06	3.60	USD	500,000		644,700
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD	800,000		1,031,520
FY-22	2022.06.28	2025.06.28	4.13	USD	300,000		386,820
FY-22	2022.07.27	2027.07.27	4.25	USD	700,000		902,580
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD	800,000		1,031,520
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD	2,350,000		387,891
FY-23	2023.06.07	2030.06.07	4.51	HKD	1,037,000		171,167
FY-23	2023.07.12	2028.07.12	4.88	USD	350,000		451,290
FY-23	2023.07.18	2028.07.18	5.00	USD	500,000		644,700
FY-23	2023.07.31	2026.07.31	5.38	USD	1,000,000		1,289,400
FY-23	2023.09.21	2026.09.21	5.38	USD	300,000		386,820

							16,316,069
Less: discount on foreign debt securities							(128,259)
Add: addition on foreign debt securities							263
Less: current portion of foreign debt securities							(1,539,855)
Add: current portion of discount on foreign debt securities							2,464
Less: current portion of addition on foreign debt securities							(263)

						~~W~~	14,650,419

(7)	Changes in borrowings and debt securities for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024				For the year ended December 31, 2023
	Borrowings		Debt Securities	Total	Borrowings	Debt Securities	Total
Beginning balance	~~W~~	19,839,652	113,792,178	133,631,830	15,420,176	105,185,189	120,605,365
Cash flow		604,841	(4,211,164)	(3,606,323)	4,406,382	8,286,542	12,692,924
Effect of exchange rate fluctuations		250,661	2,294,022	2,544,683	13,210	322,143	335,353
Others		(35,773)	(1,017)	(36,790)	(116)	(1,696)	(1,812)

	~~W~~	20,659,381	111,874,019	132,533,400	19,839,652	113,792,178	133,631,830

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

24.	Lease

1)	Group as a lessee

(1)	Finance lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~152,644 million and ~~W~~172,711 million respectively, as expense for each of the two years in the period ended December 31, 2024. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ~~W~~5 million), and recognized ~~W~~3,121 million and ~~W~~4,659 million respectively, as expense for each of the two years in the period ended December 31, 2024. The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024
	Acquisition Cost		Accumulated depreciation	Book value
Land	~~W~~	1,017,114	(339,512)	677,602
Buildings		214,258	(108,417)	105,841
Structures		52,983	(12,124)	40,859
Machinery		54,654	(27,594)	27,060
Ships		3,946,265	(2,015,172)	1,931,093
Vehicles		59,402	(38,482)	20,920
Others (*)		686,400	(443,379)	243,021

	~~W~~	6,031,076	(2,984,680)	3,046,396

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

In millions of won	As of December 31, 2023
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	937,481	(281,621)	655,860
Buildings		188,017	(97,444)	90,573
Structures		46,573	(9,217)	37,356
Machinery		26,453	(20,510)	5,943
Ships		4,137,168	(1,823,863)	2,313,305
Vehicles		59,208	(33,717)	25,491
Others (*)		646,894	(411,679)	235,215

	~~W~~	6,041,794	(2,678,051)	3,363,743

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

24.	Lease, Continued

(3)	Changes in right-of-use assets for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	655,860	12,369	(65,245)	(117)	74,735	677,602
Buildings		90,573	61,397	(48,371)	(399)	2,641	105,841
Structures		37,356	4,115	(4,595)	—	3,983	40,859
Machinery		5,943	26,200	(7,083)	—	2,000	27,060
Ships		2,313,305	—	(363,032)	(1,656)	(17,524)	1,931,093
Vehicles		25,491	11,042	(14,167)	(77)	(1,369)	20,920
Others		235,215	17,372	(36,502)	(3)	26,939	243,021

	~~W~~	3,363,743	132,495	(538,995)	(2,252)	91,405	3,046,396

In millions of won	For the year ended December 31, 2023
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	661,799	2,696	(57,461)	(126)	48,952	655,860
Buildings		74,856	24,622	(32,591)	(904)	24,590	90,573
Structures		23,965	49	(2,471)	(273)	16,086	37,356
Machinery		835	—	(94)	—	5,202	5,943
Ships		2,596,863	199,538	(382,298)	—	(100,798)	2,313,305
Vehicles		14,716	21,097	(10,464)	(1,008)	1,150	25,491
Others		338,091	13,860	(51,138)	(302)	(65,296)	235,215

	~~W~~	3,711,125	261,862	(536,517)	(2,613)	(70,114)	3,363,743

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

24.	Lease, Continued

(4)	Lease liabilities as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Less than 1 year	~~W~~	632,878	641,525
1 ~ 5 years		1,817,340	1,898,846
More than 5 years		1,670,416	1,694,729

		4,120,634	4,235,100
Less: present value discounts and others		(421,178)	(427,220)

Present value of lease payment	~~W~~	3,699,456	3,807,880

(5)	Details of the liquidity classification of lease liabilities as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Current lease liabilities	~~W~~	603,492	612,765
Non-current lease liabilities		3,095,964	3,195,115

	~~W~~	3,699,456	3,807,880

(6)	Changes in lease liabilities for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	3,807,880	119,161	(695,466)	82,638	385,243	3,699,456

(*)	Others include the translation effect of foreign currency lease liabilities and others.

In millions of won	For the year ended December 31, 2023
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,163,143	253,495	(661,665)	87,426	(34,519)	3,807,880

(*)	Others include the translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

24.	Lease, Continued

(7)	Details of expense relating to lease contracts as lessee for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Depreciation of right-of-use assets	~~W~~	538,995	536,517
Interest expenses of lease liabilities		82,638	87,426
Lease expenses for short-term leases		152,644	172,711
Lease expenses for leases of low-value assets		3,121	4,659
Variable lease payments		12,420	62,006

	~~W~~	789,818	863,319

(8)

The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value asset, amounts to ~~W~~863,651 million and ~~W~~901,041 million, for each of the two years in the period ended December 31, 2024 , respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. In addition, the Group provides 16 energy storage system installation projects and 238 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Group entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profits and losses related to finance leases for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Finance income on the net investment in the lease	~~W~~	120,770	118,695

(3)	The maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of December 31, 2024 and 2023 is as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Less than 1 year	~~W~~	213,300	189,779
1 ~ 2 years		217,747	182,743
2 ~ 3 years		204,867	179,428
3 ~ 4 years		193,379	178,074
4 ~ 5 years		184,436	168,221
More than 5 years		1,420,807	1,408,350

		2,434,536	2,306,595
Less: unearned finance income		(1,078,138)	(1,057,434)

Net investment in the lease (*)	~~W~~	1,356,398	1,249,161

(*)	Including the present value of unguaranteed residual value amounting to ~~W~~31,857 million and ~~W~~25,521 million, as of December 31, 2024 and 2023, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 17.15% per year as of December 31, 2024 (0.00%~17.03% as of December 31, 2023).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

24.	Lease, Continued

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Beginning balance	~~W~~	5,256	4,505
Bad debt expense		—	751
Reversal		(1)	—

Ending balance	~~W~~	5,255	5,256

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2024 and 2023 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Net defined benefit asset	~~W~~	40,425	70,187
Net defined benefit obligations		1,449,837	1,033,409
Other long-term employee benefit obligations		1,710	1,911

(2)	Principal assumptions used for actuarial valuation as of December 31, 2024 and 2023 are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Discount rate	3.38% ~ 5.06%	4.06%~5.44%
Future salary and benefit levels	4.83%	4.82%
Weighted average duration	9.89 years	9.52 years

(3)	Details of expense relating to defined benefit plans for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Current service cost	~~W~~	430,308	373,802
Interest cost		184,169	190,257
Expected return on plan assets		(141,108)	(163,074)

	~~W~~	473,369	400,985

Expenses described above are recognized in those items below in the consolidated financial statements.

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Cost of sales	~~W~~	340,165	285,209
Selling and administrative expenses		87,815	73,521
Others including construction-in-progress		45,389	42,255

	~~W~~	473,369	400,985

In addition, for each of the two years in the period ended December 31, 2024, benefit expenses which the Group paid for the defined contribution plan in accordance with ratio defined in the Group’s retirement benefit plan are classified as follows: ~~W~~87,998 million and ~~W~~85,560 million as cost of sales; ~~W~~16,221 million and ~~W~~16,012 million as selling and administrative expenses; and ~~W~~15,701 million and ~~W~~15,639 million as construction-in-progress and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Present value of defined benefit obligation from funded plans	~~W~~	4,960,645	4,312,702
Fair value of plan assets		(3,551,233)	(3,349,480)

Net liabilities incurred from defined benefit plans	~~W~~	1,409,412	963,222

(5)	Changes in the present value of defined benefit obligations for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Beginning balance	~~W~~	4,312,702	3,776,715
Current service cost		430,308	373,802
Interest cost		184,169	190,257
Remeasurement component		425,671	409,635
Past service cost		—	—
Actual payments		(392,336)	(437,734)
Others		131	27

Ending balance	~~W~~	4,960,645	4,312,702

(6)	Changes in the fair value of plan assets for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Beginning balance	~~W~~	3,349,480	3,149,414
Expected return		141,108	163,074
Remeasurement component		(10,030)	4,777
Contributions by the employers		254,763	188,566
Actual payments		(184,088)	(156,351)

Ending balance	~~W~~	3,551,233	3,349,480

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Equity instruments	~~W~~	2,308	5,326
Debt instruments		413,522	697,907
Bank deposits		452,158	611,821
Others (*)		2,683,245	2,034,426

	~~W~~	3,551,233	3,349,480

(*)	Others consist of various financial instruments managed by external asset management companies.

For each of the two years in the period ended December 31, 2024, actual returns on plan assets amounted to ~~W~~131,078 million and ~~W~~167,851 million, respectively.

(8)	Remeasurement components recognized in other comprehensive income (loss) for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Actuarial loss from changes in financial assumptions	~~W~~	320,582	429,810
Actuarial loss (gain) from experience adjustments, etc.		105,089	(20,175)
Expected loss (return)		10,030	(4,777)

	~~W~~	435,701	404,858

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

In addition, loss on accumulated remeasurement component amounting to ~~W~~95,694 million and gain on accumulated remeasurement component amounting to ~~W~~29,229 million have been recognized as other comprehensive income or loss as of December 31, 2024 and 2023, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

26.	Provisions

(1)	Provisions as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	1,093,625	—	999,691	—
Litigation
Litigation provisions		9,350	479,071	5,299	171,719
Decommissioning cost
Nuclear plants		79,501	23,192,872	81,684	21,565,203
Spent fuel		799,384	2,124,361	940,585	1,985,149
Radioactive waste		84,485	1,677,306	67,572	1,840,513
PCBs		—	39,389	—	57,944
Other recovery provisions		—	50,407	—	36,082
Others
Power plant regional support program		130,256	—	130,034	—
Transmission regional support program (*)		302,631	—	256,006	—
Provisions for financial guarantee		26,440	4,484	25,534	24,458
Provisions for RPS		—	—	36,074	—
Provisions for greenhouse gas emissions obligations		156,463	—	18,672	—
Others		111,836	269,144	92,974	199,976

	~~W~~	2,793,971	27,837,034	2,654,125	25,881,044

(*)

The Group recognized W46,444 and W38,997 million as of December 31, 2024 and 2023, respectively, as a third-party reimbursement asset in relation to the provisions on the transmission regional support programs.

(2)	Changes in provisions for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	999,691	1,226,957	(1,127,746)	(5,379)	102	1,093,625
Litigation
Litigation provisions		177,018	373,328	(26,040)	(35,885)	—	488,421
Decommissioning cost
Nuclear plants		21,646,887	1,692,508	(66,971)	—	(51)	23,272,373
Spent fuel		2,925,734	842,753	(463,388)	(381,354)	—	2,923,745
Radioactive waste		1,908,085	113,342	(56,907)	(202,729)	—	1,761,791
PCBs		57,944	7,049	(25,604)	—	—	39,389
Other recovery provisions		36,082	4,479	(879)	—	10,725	50,407
Others
Power plant regional support program		130,034	55,761	(55,539)	—	—	130,256
Transmission regional support program		256,006	202,882	(156,257)	—	—	302,631
Provisions for financial guarantee		49,992	11,347	(25,723)	(5,086)	394	30,924
Provisions for RPS		36,074	891,143	(862,039)	(65,178)	—	—
Provisions for greenhouse gas emissions obligations		18,672	164,438	(17,659)	(5,611)	(3,377)	156,463
Others		292,950	294,954	(126,693)	(2,441)	(77,790)	380,980

	~~W~~	28,535,169	5,880,941	(3,011,445)	(703,663)	(69,997)	30,631,005

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

26.	Provisions, Continued

(2)	Changes in provisions for each of the two years in the period ended December 31, 2024 are as follows, continued:

In millions of won	For the year ended December 31, 2023
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,045,058	834,102	(877,933)	(1,536)	—	999,691
Litigation
Litigation provisions		181,179	151,189	(67,478)	(87,872)	—	177,018
Decommissioning cost
Nuclear plants		23,035,427	572,379	(62,035)	(1,898,935)	51	21,646,887
Spent fuel		1,426,918	1,877,827	(379,011)	—	—	2,925,734
Radioactive waste		1,990,007	89,054	(86,823)	(84,153)	—	1,908,085
PCBs		88,359	1,699	(17,100)	(15,014)	—	57,944
Other recovery provisions		32,770	1,319	(432)	—	2,425	36,082
Others
Power plant regional support program		144,504	51,814	(66,284)	—	—	130,034
Transmission regional support program		239,235	177,520	(160,749)	—	—	256,006
Provisions for financial guarantee		67,240	10,215	(25,174)	(2,251)	(38)	49,992
Provisions for RPS		24,339	620,855	(609,120)	—	—	36,074
Provisions for greenhouse gas emissions obligations		298,876	77,207	(298,859)	(58,552)	—	18,672
Others		217,781	181,756	(101,601)	(3,816)	(1,170)	292,950

	~~W~~	28,791,693	4,646,936	(2,752,599)	(2,152,129)	1,268	28,535,169

(3)	Greenhouse gas emissions rights (allowances) and obligations:

(i)	Allowances allocated free of charge from the government for each compliance year in the commitment period as of December 31, 2024 are as follows:

In ten thousands of tons(tCO2-eq)	3rd planned period
	2021	2022	2023	2024	2025	Total
Allowances received free of charge from the government	15,362	14,495	14,729	12,103	12,103	68,792

(ii)	Changes in greenhouse gas emissions rights for each of the two years in the period ended December 31, 2024 are as follows:

In ten thousands of tons(tCO2-eq), millions of won
	3rd commitment period
	2023		2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount
Beginning (*)	14,829	25,128	11,952	99,968	9,288	6,873	36,069	131,969
Purchase (Sell)	1,536	135,837	1,674	174,991	—	—	3,210	310,828
Government Submission	(14,780)	(39,968)	(657)	(53,727)	—	—	(15,437)	(93,695)
Carry Forward (Borrowing)	(1,585)	(129,188)	1,043	44,430	828	128,417	286	43,659
ETC	—	8,191	—	(53,693)	—	244	—	(45,258)

Ending	—	—	14,012	211,969	10,116	135,534	24,128	347,503

(*)	Changes in emission rights due to allowances additionally allocated or cancelled are reflected.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

26.	Provisions, Continued

(3)	Greenhouse gas emissions rights and obligations, continued:

(ii)	Changes in greenhouse gas emissions rights for each of the two years in the period ended December 31, 2024 are as follows, continued:

In ten thousands tons(tCO2-eq), millions of Won
	3rd commitment period
	2022		2023		2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount
Beginning (*)	14,704	192,005	14,204	18,785	8,088	12,884	8,065	12,292	45,061	235,966
Purcahse (Sell)	1,315	135,040	707	67,506	73	14,839	—	—	2,095	217,385
Government Submission	(15,972)	(302,918)	(484)	(39,837)	—	—	—	—	(16,456)	(342,755)
Carry Forward (Borrowing)	(45)	(24,127)	(231)	(28,266)	568	79,430	—	—	292	27,037
ETC	(2)	—	—	6,940	—	(7,185)	—	(5,419)	(2)	(5,664)

Ending	—	—	14,196	25,128	8,729	99,968	8,065	6,873	30,990	131,969

(*)	Changes in emission rights due to allowances additionally allocated or cancelled are reflected.

(iii)	The Group does not have greenhouse gas emissions rights pledged as collateral as of December 31, 2024.

(iv)	The Group does not hold any greenhouse gas emissions rights prepared for generating a profit from short-term fluctuations in price as of December 31, 2024.

(v)	The estimated greenhouse gas emission of the Group for the year ended December 31, 2024 is 14,432 ten thousand tons.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

27.	Government Grants

(1)	Government grants as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Land	~~W~~	27,403	27,404
Buildings		41,718	46,227
Structures		149,737	157,881
Machinery		105,546	119,824
Vehicles		2,745	2,837
Equipment		3,915	5,932
Tools		1,306	62
Construction-in-progress		223,566	173,474
Investment properties		22	22
Software		844	413
Development expenditures		939	2,121
Intangible assets under development		3,473	2,458
Other intangible assets		229	322

	~~W~~	561,443	538,977

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

27.	Government Grants, Continued

(2)	Changes in government grants for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
Cash	~~W~~	—	59,503	—	—	—	4,789	(64,292)	—
Land		27,404	—	—	—	(1)	—	—	27,403
Buildings		46,227	—	—	(4,508)	—	—	(1)	41,718
Structures		157,881	—	—	(9,458)	(1,330)	—	2,644	149,737
Machinery		119,824	—	—	(16,076)	(522)	—	2,320	105,546
Vehicles		2,837	—	—	(1,233)	(8)	—	1,149	2,745
Equipment		5,932	—	—	(2,118)	—	—	101	3,915
Tools		62	—	—	(341)	—	—	1,585	1,306
Construction-in-progress		173,474	—	(6,806)	—	(75)	—	56,973	223,566
Investment properties		22	—	—	(1)	—	—	1	22
Software		413	—	—	(229)	—	—	660	844
Development expenditures		2,121	—	—	(1,364)	—	—	182	939
Intangible assets under development		2,458	—	—	—	—	—	1,015	3,473
Other intangible assets		322	—	—	(93)	—	—	—	229

	~~W~~	538,977	59,503	(6,806)	(35,421)	(1,936)	4,789	2,337	561,443

In millions of won	For the year ended December 31, 2023
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
Cash	~~W~~	—	57,207	—	—	—	239	(57,446)	—
Land		27,405	—	—	—	(1)	—	—	27,404
Buildings		50,437	—	—	(5,070)	—	—	860	46,227
Structures		165,608	—	—	(9,562)	(1,611)	—	3,446	157,881
Machinery		127,126	—	—	(17,413)	(1,230)	—	11,341	119,824
Vehicles		2,045	—	—	(960)	—	—	1,752	2,837
Equipment		6,608	—	—	(2,011)	—	—	1,335	5,932
Tools		99	—	—	(38)	—	—	1	62
Construction-in-progress		135,926	—	(5,544)	—	—	—	43,092	173,474
Investment properties		21	—	—	(1)	—	—	2	22
Software		174	—	—	(85)	—	—	324	413
Development expenditures		3,477	—	—	(1,356)	—	—	—	2,121
Intangible assets under development		2,108	—	—	—	—	—	350	2,458
Other intangible assets		67	—	—	(93)	—	—	348	322

	~~W~~	521,101	57,207	(5,544)	(36,589)	(2,842)	239	5,405	538,977

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

27.	Government Grants, Continued

(3)	Changes in government grants for specific business projects for each of the two years in the period ended December 31, 2024 are as follows:

In millions of Won					2024
Department	Business Name	Description	Period	Budget	Beginning Balance	Received	Used	Return	Others	Ending Balance
Ministry of Trade, Industry and Energy	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2021.04.01 ~ 2022.06.30	211,235	1,068	—	(791)	(277)	—	—
Ministry of Employment and labor	Support for the installation of workplace daycare centers	Support for the installation of workplace daycare centers	2023.01.01 ~ 2023.12.31	1,491	—	—	—	—	2,703	2,730
Ministry of Trade, Industry and Energy	Support for underground power line installation	Daebul Industrial Complex Underground Power Line Project (Phase 1) (Subsidy)	2023.01.01 ~ 2025.12.31	3,492	—	3,492	(3,492)	—	—	—
Ministry of Trade, Industry and Energy	Construction of the Integrated Control System for Renewable Energy in Transmission Area	Construction of the Integrated Control System for Renewable Energy in Transmission Area	2023.01.01 ~ 2023.12.31	490	—	213	(213)	—	—	—
Ministry of Trade, Industry and Energy	Construction of the Integrated Control System for Renewable Energy in Power Distribution Sector	Construction of the Integrated Control System for Renewable Energy in Power Distribution Sector	2023.01.01 ~ 2023.12.31	2,510	2	203	(205)	—	—	—
Ministry of SMEs and Startup	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners (2024)	2024.12.15 ~ 2024.12.31	178,753	—	156,058	(127,984)	—	—	28,074
Ministry of Trade, Industry and Energy	Electricity supply business in rural areas	Electricity supply business in rural areas (Support for Losses in Local Government Operations)	2024.01.01 ~ 2024.12.31	161,429	—	170,276	(170,276)	—	—	—
Ministry of Trade, Industry and Energy	Renewable Energy Generation Difference Support	Renewable Energy Generation Difference Support (2024)	2024.01.01 ~ 2024.12.31	52,170	—	51,413	(51,413)	—	—	—
Ministry of Trade, Industry and Energy	Operating expenses for regional projects around the power plant	Operating expenses for regional projects around the power plant (2024)	2024.01.02 ~ 2024.12.31	428	—	61	(61)	—	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

27.	Government Grants, Continued

(3)	Changes in government grants for specific business projects for each of the two years in the period ended December 31, 2024 are as follows:

In millions of Won					2023
	Business				Beginning						Ending
Department	Name	Description	Period	Budget	Balance	Received	Interest	Used	Return	Others	Balance
Ministry of Trade, Industry and Energy	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2021.04.01 ~ 2022.06.30	211,235	1,120	—	—	(51)	—	—	1,069
Ministry of Trade, Industry and Energy	Construction of the Integrated Control System for Renewable Energy in Transmission Area	Construction of the Integrated Control System for Renewable Energy in Transmission Area	2022.01.01 ~ 2023.09.30	940	—	798	—	(798)	—		—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (New Electricity Supply Construction Fees)	Electricity supply business in rural areas ((New Electricity Supply Construction Fees)	2023.01.01 ~ 2024.01.31	2	—	35	—	(35)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Reservation of Financial Loans)	Electricity supply business in rural areas (Reservation of Financial Loans)	2023.01.01 ~ 2024.01.31	166	—	166	—	(166)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Support for operational deficits of electricity providers)	Electricity supply business in rural areas (Support for operational deficits of electricity providers)	2023.01.01 ~ 2024.01.31	158,275	—	149,259	—	(149,259)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Technical support for local governments and residents)	Electricity supply business in rural areas (Technical support for local governments and residents)	2023.01.01 ~ 2024.01.31	1,176	—	1,862	—	(1,862)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Support for Losses in Local Government Operations)	Electricity supply business in rural areas (Support for Losses in Local Government Operations)	2023.01.01 ~ 2024.01.31	12,036	—	8,619	—	(8,619)	—	—	—
Ministry of Trade, Industry and Energy	2023 Establishment of eco-friendly microgrid in island areas	Establishment of eco-friendly microgrid in island areas	2023.01.01 ~ 2024.01.31	3,871	—	26,091	—	(26,091)	—	—	—
Ministry of Trade, Industry and Energy	2023 Operating expenses for regional projects around the power plant	Operating expenses for regional projects around the power plant	2023.01.01 ~ 2023.12.31	361	—	51	—	(51)	—	—	—
Ministry of Trade, Industry and Energy	2023 Renewable Energy Generation Difference Support	Renewable Energy Generation Difference Support	2023.01.01 ~ 2023.12.31	78,311	—	69,599	—	(69,599)	—	—	—
Ministry of Trade, Industry and Energy	Energy Cashback	Energy Cashback	2023.01.01 ~ 2023.12.31	2,560	—	2,560	—	(2,560)	—	—	—
Ministry of Trade, Industry and Energy	Safety inspection of general electrical equipment	Safety inspection of general electrical equipment	2023.01.01 ~ 2023.04.18	495	—	635	—	(635)	—	—	—
Ministry of Trade, Industry and Energy	Establishment of Integrated Control System for Renewable Energy in the power distribution sector	Establishment of Integrated Control System for Renewable Energy in the Power Distribution Sector	2023.01.01 ~ 2023.12.31	2,510	—	680	2	(680)	(1,832)	1,832	2
Ministry of Employment and Labor	Support for the installation of workplace daycare centers	Support for the installation of workplace daycare centers	2023.01.01 ~ 2023.12.31	1,490	—	270	—	(270)	—	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

28.	Deferred Revenue

Deferred revenues for each of the two years in the period ended December 31, 2024 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	As of December 31, 2024		As of December 31, 2023
Beginning balance	~~W~~	11,548,855	10,974,845
Increase		2,924,341	1,317,061
Recognized as revenue		(820,631)	(743,051)

Ending balance	~~W~~	13,652,565	11,548,855

29.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,531,207	354,218	5,204,113	288,686
Unearned revenue		37,062	14,910	36,716	12,108
Deferred revenue		776,988	12,875,577	734,825	10,814,030
Withholdings		271,425	2,296	259,755	2,369
Others		1,710,459	34,519	1,646,254	78,807

	~~W~~	6,327,141	13,281,520	7,881,663	11,196,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

30.	Contributed Capital

(1)	Details of share capital as of December 31, 2024 and 2023 are as follows:

In millions of won except share information
	As of December 31, 2024
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	As of December 31, 2023
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in the number of floating capital stock for each of the two years in the period ended December 31, 2024 are as follows:

Number of shares	For the year ended December 31, 2024	For the year ended December 31, 2023
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		—	2,812,313
Retained earnings before appropriations		18,523,337	11,921,039

Retained earnings	~~W~~	20,128,247	16,338,262

(*)

The KEPCO Act (Article 14) requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Reserve for investment on social overhead capital	~~W~~	—	2,272,313
Reserve for research and human development		—	330,000
Reserve for business expansion		—	—
Reserve for equalizing dividends		—	210,000

	~~W~~	—	2,812,313

(3)	Changes in retained earnings for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Beginning balance	~~W~~	16,338,262	21,431,300
Profit (loss) for the year attributed to owners of the controlling company		3,491,698	(4,822,549)
Changes in equity method retained earnings		(6,346)	(27,349)
Remeasurements of defined benefit liability, net of tax		(281,761)	(242,987)
Transfer of revaluation reserve		586,394	—
Others		—	(153)

Ending balance	~~W~~	20,128,247	16,338,262

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

In millions of won	For the year ended December 31, 2023
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Beginning balance	~~W~~	(11,074)	16,275
Changes		(6,346)	(27,349)

Ending balance	~~W~~	(17,420)	(11,074)

(6)	Changes in remeasurement components related to defined benefit liability for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Beginning balance	~~W~~	29,229	614,805
Changes		(421,327)	(376,121)
Income tax effect		139,566	133,134
Transfer to reserve for business expansion		156,838	(342,589)

Ending balance	~~W~~	(95,694)	29,229

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

32.	Statement of Appropriation of Retained Earnings (Disposition of Deficit)

For the year ended December 31, 2023, KEPCO’s accumulated deficits were disposed on March 26, 2024. For the year ended December 31, 2024, KEPCO’s retained earnings are expected to be appropriated on March 26, 2025. The statements of appropriation of retained earnings (disposition of deficit) of KEPCO, the controlling company, for each of the two years in the period ended December 31, 2024, respectively, are as follows:

In millions of won except for dividends per share	For the year ended December 31, 2024		For the year ended December 31, 2023
I. Unappropriated retained earnings (undisposed deficits)
Unappropriated retained earnings (undisposed deficits) carried over from prior years	~~W~~	—	—
Net loss		829,339	(3,249,233)
Remeasurement of the defined benefit plan		(125,132)	(149,474)

		704,207	(3,398,707)

II. Transfer from voluntary reserves		—	3,398,707

III. Subtotal ( I+II )		704,207	—

IV. Appropriation of retained earnings
Dividends		(136,738)	—
Voluntary reserves		(567,469)	—

		(704,207)	—

V.Unappropriated retained earnings (undisposed deficits) to be carried over forward to subsequent year		—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

33.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interests) as of December 31, 2024 and 2023 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	As of December 31, 2024		As of December 31, 2023
Korea South-East Power Co., Ltd. (*)	2nd hybrid bond	2012.12.07	2042.12.06	5.10	~~W~~	230,000	230,000
Expense of issuance						(627)	(627)

					~~W~~	229,373	229,373

(*)

Bondholders may not require prepayment in any case, and the Group has a call option to repay all of these bonds on or after 12 years from the date of issuance of the bonds, or on each interest payment date henceforth. In addition, there is a step-up clause from the date of the initial call option exercise. Although these instruments have contractual maturity dates, the contractual agreements allow the Group to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds. From December 7, 2024, the date when the call option become exercisable for the first time, the interest rate has increased from 4.44% to 5.10% due to the application of the step-up provision.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

34.	Other Components of Equity

(1)	Other components of equity as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Other capital surplus	~~W~~	1,600,812	1,600,801
Accumulated other comprehensive income		1,424,014	557,430
Other equity		12,708,585	13,294,972

	~~W~~	15,733,411	15,453,203

(2)	Changes in other capital surplus for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024				For the year ended December 31, 2023
	Gains on disposal of treasury stocks		Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	1,213,277	1,600,801	387,524	881,045	1,268,569
Changes in consolidation scope		—	—	—	—	(48)	(48)
Additional paid-in capital of subsidiaries		—	(7)	(7)	—	—	—
Transactions between consolidated entities		—	18	18	—	332,280	332,280

Ending balance	~~W~~	387,524	1,213,288	1,600,812	387,524	1,213,277	1,600,801

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(20,002)	943,733	(331,570)	(34,731)	557,430
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		100,759	—	—	—	100,759
Shares of other comprehensive income of associates and joint ventures, net of tax		—	654,225	—	—	654,225
Foreign currency translation of foreign operations, net of tax		—	—	99,624	—	99,624
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	11,976	11,976

Ending balance	~~W~~	80,757	1,597,958	(231,946)	(22,755)	1,424,014

In millions of won	For the year ended December 31, 2023
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	11,510	820,739	(305,620)	(29,653)	496,976
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(31,665)	—	—	—	(31,665)
Shares of other comprehensive income of associates and joint ventures, net of tax		—	122,994	—	—	122,994
Foreign currency translation of foreign operations, net of tax		—	—	(25,950)	—	(25,950)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(5,078)	(5,078)
Others		153	—	—	—	153

Ending balance	~~W~~	(20,002)	943,733	(331,570)	(34,731)	557,430

(4)	Other equity as of December 31, 2024 and 2023 is as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Statutory revaluation reserve	~~W~~	12,708,704	13,295,098
Changes in other equity		(119)	(126)

	~~W~~	12,708,585	13,294,972

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

35.	Sales

Details of sales for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024				For the year ended December 31, 2023
	Domestic		Overseas	Total	Domestic	Overseas	Total
[Type of goods and services]
Sales of goods	~~W~~	90,659,090	359,622	91,018,712	85,588,151	351,986	85,940,137
Electricity		88,889,764	—	88,889,764	82,954,778	—	82,954,778
Heat supply		363,154	—	363,154	440,435	—	440,435
Others		1,406,172	359,622	1,765,794	2,192,938	351,986	2,544,924
Sales related to rendering of services		482,251	228,194	710,445	467,661	283,217	750,878
Sales related to construction services		145,496	703,612	849,108	186,996	598,399	785,395
Revenue related to transfer of assets from customers		820,631	—	820,631	743,051	—	743,051

	~~W~~	92,107,468	1,291,428	93,398,896	86,985,859	1,233,602	88,219,461

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	90,659,090	359,622	91,018,712	85,588,151	351,986	85,940,137
Performance obligations satisfied over time		1,448,378	931,806	2,380,184	1,397,708	881,616	2,279,324

	~~W~~	92,107,468	1,291,428	93,398,896	86,985,859	1,233,602	88,219,461

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Salaries	~~W~~	1,180,379	1,098,460
Retirement benefit expense		104,036	89,533
Welfare and benefit expense		151,840	152,836
Insurance expense		30,460	27,726
Depreciation		231,114	241,533
Amortization of intangible assets		88,920	88,648
Bad debt expense		35,232	62,808
Commission		429,977	460,644
Advertising expense		32,205	30,305
Training expense		8,911	7,900
Vehicle maintenance expense		9,218	9,044
Publishing expense		2,857	3,281
Business development expense		2,687	2,559
Rent expense		48,474	44,807
Telecommunication expense		9,406	7,813
Transportation expense		1,108	1,099
Taxes and dues		98,714	112,449
Expendable supplies expense		6,976	7,252
Water, light and heating expense		15,009	16,207
Repairs and maintenance expense		197,942	154,062
Ordinary development expense		217,975	217,319
Travel expense		18,726	16,265
Clothing expense		11,216	10,450
Survey and analysis expense		871	1,068
Membership fee		1,709	1,503
Others		134,064	196,011

	~~W~~	3,070,026	3,061,582

(2)	Other selling and administrative expenses for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Accommodation development expenses	~~W~~	48,902	49,988
Miscellaneous wages		33,020	97,474
Litigation and filing expenses		22,578	19,204
Compensation for damages		7,653	4,300
Outsourcing expenses		1,368	3,511
Reward expenses		2,764	2,770
Overseas market development expenses		1,378	1,503
Others		16,401	17,261

	~~W~~	134,064	196,011

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

37.	Other Income and Expenses

(1)	Other income for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Reversal of other provisions	~~W~~	35,317	79,001
Reversal of other allowance for bad debt		17,699	1,941
Gains on government grants		4,789	239
Gains on assets contributed		29,968	24,183
Gains on liabilities exempted		504	854
Compensation and reparations revenue		84,682	93,785
Revenue from foundation fund		58	60
Rental income		204,277	210,972
Others		100,060	121,816

	~~W~~	477,354	532,851

(2)	Details of “others” of other income for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Refund of claim for rectification	~~W~~	1,512	1,054
Maintenance expenses on lease building		109	124
Training expenses		2,486	1,946
Deposit redemption		252	100
Reversal of expenses on litigation		45,751	44,197
Revenue on royalty fee		—	422
Gains on guarantee contracts		85	16
Others		49,865	73,957

	~~W~~	100,060	121,816

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

37.	Other Income and Expenses, Continued

(3)	Other expenses for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Compensation and indemnification expense	~~W~~	234	34
Accretion expenses of other provisions		5,841	4,962
Depreciation expenses on investment properties		682	493
Depreciation expenses on idle assets		3,642	3,683
Other bad debt expense		42,776	40,683
Donations		324,694	169,748
Others		87,819	39,302

	~~W~~	465,688	258,905

(4)	Details of “others” of other expense for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Operating expenses related to the idle assets	~~W~~	1,741	1,494
Research grants		662	174
Supporting expenses on farming and fishing village		15,344	13,249
Operating expenses on fitness center		10,116	8,921
Expenses on adjustment of research and development grants		392	388
Taxes and dues		18,065	1,935
Expenses on R&D supporting		41	9
Others		41,458	13,132

	~~W~~	87,819	39,302

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Other gains
Gains on disposal of property, plant and equipment	~~W~~	85,990	32,196
Gains on disposal of intangible assets		41	136
Reversal of impairment loss on other current assets		—	16,035
Gains on foreign currency translation		77,269	27,123
Gains on foreign currency transactions		74,520	139,077
Gains on insurance proceeds		3,411	6,785
Others		273,745	346,795
Other losses
Losses on disposal of property, plant and equipment		(112,018)	(98,120)
Losses on disposal of intangible assets		(111)	(71)
Loss on impairment of property, plant and equipment		(11,240)	(17,031)
Loss on impairment of intangible assets		(902)	(2,865)
Losses on foreign currency translation		(29,225)	(3,901)
Losses on foreign currency transactions		(148,381)	(165,187)
Others		(128,215)	(258,286)

	~~W~~	84,884	22,686

(2)	Details of “others” of other gains for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Gains on disposal of inventories	~~W~~	18,789	20,447
Gains on proxy collection of TV license fee		33,191	41,372
Gains on compensation of impaired electric poles		688	1,138
Gains on harbor facilities dues		3,710	3,666
Gains on technical fees		1,836	3,071
Reversal of occupation development training fees		1,466	1,452
Gains on disposal of waste		2,950	3,815
Gains on tax rebate		206	374
Gains on other commission		1,945	2,044
Others		208,964	269,416

	~~W~~	273,745	346,795

(3)	Details of “others” of other losses for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Losses on valuation of inventories	~~W~~	9,941	9,936
Losses on disposal of inventories		15,494	5,471
Losses due to disaster		5,761	7,138
Losses on rounding adjustment of electric charge surtax		1,351	1,332
Others		95,668	234,409

	~~W~~	128,215	258,286

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

39.	Finance Income

(1)	Finance income for each of the two years in the period ended December 31, 2024 is as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Interest income	~~W~~	467,525	429,620
Dividends income		70,601	25,941
Gains on disposal of financial assets		45,493	13,162
Gains on valuation of financial assets at fair value through profit or loss		83,408	152,322
Gains on valuation of derivatives		2,231,533	382,611
Gains on transaction of derivatives		362,119	268,618
Gains on foreign currency translation		142,723	104,901
Gains on foreign currency transactions		35,893	42,886
Others		8,882	4,970

	~~W~~	3,448,177	1,425,031

(2)	Interest income included in finance income for each of the two years in the period ended December 31, 2024 is as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Cash and cash equivalents	~~W~~	102,505	100,205
Financial assets at fair value through profit or loss		54,385	65,470
Financial assets at amortized cost		2,859	2,929
Loans		45,511	44,029
Short-term financial instrument		31,766	34,260
Long-term financial instrument		20,562	14,183
Other financial assets		262	241
Trade and other receivables		209,675	168,303

	~~W~~	467,525	429,620

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

40.	Finance Expenses

(1)	Finance expenses for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Interest expense	~~W~~	4,665,095	4,451,659
Losses on sale of financial assets		434	1
Losses on valuation of financial assets at fair value through profit or loss		14,247	24,015
Losses on valuation of derivatives		127,822	148,412
Losses on transaction of derivatives		59,462	178,959
Losses on foreign currency translation		2,557,597	491,782
Losses on foreign currency transactions		90,485	49,677
Others		20,086	2,513

	~~W~~	7,535,228	5,347,018

(2)	Interest expense included in finance expenses for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Trade and other payables	~~W~~	191,918	200,440
Short-term borrowings		395,773	376,066
Long-term borrowings		465,352	407,915
Debt securities		3,857,917	3,634,680
Other financial liabilities		668,115	614,332

		5,579,075	5,233,433
Less: Capitalized borrowing costs		(913,980)	(781,774)

	~~W~~	4,665,095	4,451,659

Capitalization rates for each of the two years in the period ended December 31, 2024 are 2.39%~4.94%and 2.34%~4.28%, respectively

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

41.	Income Taxes

(1)	Income tax expenses (benefits) for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Current income tax expense
Payment of income tax	~~W~~	1,301,275	621,957
Adjustment in respect of prior years due to change in estimate		(44,892)	(32,100)
Current income tax directly recognized in equity		(128,337)	93,705

		1,128,046	683,562

Deferred tax expense (benefit)
Generation and realization of temporary differences		(1,561,484)	(1,845,236)
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(7,740)	(15,244)
Changes in deferred tax on tax losses carryforwards		2,012,537	(1,650,017)
Tax credit carryforwards		72,371	(16,734)
Amount due to change in tax rate or regulations		(9,169)	5,836

		506,515	(3,521,395)

Income tax expense (benefit)	~~W~~	1,634,561	(2,837,833)

(2)

Reconciliations between actual income tax expense (benefit) and amount computed by applying the statutory tax rate to income (loss) before income taxes for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Income (loss) before income tax	~~W~~	5,256,529	(7,553,977)

Income tax expense (benefit) at applicable tax rate (2024: 25.93%, 2023: 25.64%)		1,363,018	(1,936,840)

Adjustments:
Effect of applying gradual tax rate		(10,362)	(10,362)
Effect of non-taxable income		(86,442)	(26,993)
Effect of non-deductible expenses		28,712	39,411
Effect of tax losses that are not recognized as deferred tax asset		(797)	—
Effects of tax credits and deduction		(54,364)	(53,724)
Reversal of unrecognized deferred tax asset, net		(7,740)	(15,244)
Effect of change in deferred tax due to change in tax rate		(11,985)	211,736
Deduction of deferred tax assets		—	29,095
Deferred income tax related to investments in subsidiaries and associates		447,833	(1,063,007)
Others, net		11,580	20,195

		316,435	(868,893)
Adjustment in respect of prior years due to change in estimate		(44,892)	(32,100)

Income tax expense (benefit)	~~W~~	1,634,561	(2,837,833)

		( *)	( *)

(*)

The average effective tax rate for the year ended December 31, 2024 is 31.10% and the average effective tax rate for the year ended December 31, 2023 is not calculated as the income tax benefit incurred for the period.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

41.	Income Taxes, Continued

(3)	Income tax recognized as other comprehensive income (loss) for each of the two years in the period ended December 31, 2024 is as follows:

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Income tax recognized as other comprehensive income (loss)
Loss on valuation of financial assets at fair value through other comprehensive income	~~W~~	(61,807)	(10,624)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		(8,435)	4,863
Remeasurement of defined benefit obligations		139,566	133,134
Investments in associates		(134,639)	(40,213)
Others		(63,022)	6,545

	~~W~~	(128,337)	93,705

(4)	Changes in deferred tax assets (liabilities) recognized in the statements of financial position for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred tax on temporary differences
Long-term employee benefits	~~W~~	339,284	384,503	139,566	—	863,353
Cash flow hedge		(20,855)	(126,825)	(8,435)	—	(156,115)
Investments in subsidiaries, associates and joint ventures		(7,117,637)	(597,996)	(134,639)	—	(7,850,272)
Property, plant and equipment		(7,007,277)	(462,457)	—	—	(7,469,734)
Finance lease		(225,696)	683	—	—	225,013
Intangible assets		(23,405)	(3,168)	—	—	(26,573)
Financial assets at fair value through profit or loss		(1,742)	1,012	—	—	(730)
Financial assets at fair value through other comprehensive income		27,358	18,110	(61,807)	—	(16,339)
Deferred revenue		156,400	1,705,918	—	—	1,862,318
Provisions		7,041,660	561,988	—	—	7,603,648
Doubtful receivables		2,400	(136)	—	—	2,264
Other finance liabilities		17,992	(561)	—	—	17,431
Gains or losses on foreign exchange translation		128,010	87,265	—	—	215,275
Allowance for doubtful accounts		55,743	12,078	—	—	67,821
Accrued income		33,935	(48,467)	—	—	(14,532)
Special deduction for property, plant and equipment		(211,860)	542	—	—	(211,318)
Others		1,216,228	166,914	(63,022)	—	1,320,120

		(5,589,462)	1,699,403	(128,337)	—	(4,018,396)

Deferred tax on unused tax losses and tax credit
Unused tax losses		13,338,743	(2,038,156)	—	—	11,300,587
Excess of donation limit		46,322	(4,112)	—	—	42,210
Tax credit		203,064	(35,313)	—	—	167,751

		13,588,129	(2,077,581)	—	—	11,510,548

	~~W~~	7,998,667	(378,178)	(128,337)	—	7,492,152

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

41.	Income Taxes, Continued

(4)	Changes in deferred tax assets (liabilities) recognized in the statements of financial position for each of the two years in the period ended December 31, 2024 are as follows, continued:

In millions of won	For the year ended December 31, 2023
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred tax on temporary differences
Long-term employee benefits	~~W~~	199,553	6,597	133,134	—	339,284
Cash flow hedge		(55,340)	29,622	4,863	—	(20,855)
Investments in subsidiaries, associates and joint ventures		(8,377,687)	1,300,263	(40,213)	—	(7,117,637)
Property, plant and equipment		(7,541,638)	534,361	—	—	(7,007,277)
Finance lease		(405,639)	179,943	—	—	(225,696)
Intangible assets		(24,931)	1,526	—	—	(23,405)
Financial assets at fair value through profit or loss		3,457	(5,199)	—	—	(1,742)
Financial assets at fair value through other comprehensive income		21,143	16,839	(10,624)	—	27,358
Deferred revenue		169,980	(13,580)	—	—	156,400
Provisions		7,089,344	(47,684)	—	—	7,041,660
Doubtful receivables		2,474	(74)	—	—	2,400
Other finance liabilities		21,418	(3,426)	—	—	17,992
Gains or losses on foreign exchange translation		134,316	(6,306)	—	—	128,010
Allowance for doubtful accounts		58,235	(2,492)	—	—	55,743
Accrued income		16,614	17,321	—	—	33,935
Special deduction for property, plant and equipment		(215,159)	3,299	—	—	(211,860)
Others		1,487,572	(277,889)	6,545	—	1,216,228

		(7,416,288)	1,733,121	93,705	—	(5,589,462)

Deferred tax on unused tax losses and tax credit
Unused tax losses		11,662,105	1,676,638	—	—	13,338,743
Excess of donation limit		81,046	(34,724)	—	—	46,322
Tax credit		150,409	52,655	—	—	203,064

		11,893,560	1,694,569	—	—	13,588,129

	~~W~~	4,477,272	3,427,690	93,705	—	7,998,667

(5)	Deferred tax assets (liabilities) recognized in the statements of financial position as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Deferred tax assets	~~W~~	13,436,624	13,161,802
Deferred tax liabilities		(5,944,472)	(5,163,135)

	~~W~~	7,492,152	7,998,667

(6)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred tax assets were recognized as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Deductible temporary differences and others	~~W~~	1,416,650	1,811,062

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

41.	Income Taxes, Continued

(7)	Pillar Two Model Rules

The Group has assessed the potential exposure arising from the Pillar Two legislation based on the financial information for 2024. Based on the assessment carried out so far, the Group has identified its potential exposure to Pillar Two income taxes on profits earned from its constituent entities operating in Nepal, Pakistan, Vietnam, and other jurisdictions where the expected Pillar Two effective tax rate is likely to be lower than 15%. As a result, the Group expects that KEPCO and its constituent entities operating therein will pay additional Pillar Two income taxes on the profit from such constituent entities.

The current income tax expense recognized for the year ended December 31, 2024 in relation with the additional Pillar Two income taxes amounts to approximately ~~W~~3,727 million. The Group has applied the mandatory exception to recognition and disclosure of deferred taxes arising from Pillar Two income taxes.

42.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Land (*1,2)	~~W~~	31,766	31,766
Buildings (*1,2)		13,881	13,881
Structures (*1)		1	1

	~~W~~	45,648	45,648

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, made a resolution to sell its old office building in Yongin-si, Gyeonggi-do, and reclassified the buildings, structures, and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction. In accordance with the resolution of the Board of Directors on April 1, 2022, a sales contract for the assets scheduled for sale was entered into on April 13, 2022, and the related down payment and interim payment of ~~W~~81,392 million were recorded as long-term advance received.

(*2)

The board of directors of Korea Electric Power Corporation, the controlling company, made a resolution to sell the Uijeongbu substation, and reclassified the buildings and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction during the year ended December 31, 2022. Although it is expected to take more than a year to complete the sale transaction, the Group decided that the definitive purchase contract is still valid as a result of discussions with the counterparty.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

43.	Expenses Classified by Nature

Expenses classified by nature for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	21,070,280	21,070,280
Power purchase		—	34,659,893	34,659,893
Salaries		1,180,379	4,887,006	6,067,385
Retirement benefit expense		104,036	428,163	532,199
Welfare and benefit expense		151,840	546,124	697,964
Insurance expense		30,460	130,904	161,364
Depreciation		231,114	13,598,350	13,829,464
Amortization of intangible assets		88,920	74,647	163,567
Bad debt expense		35,232	—	35,232
Commission		429,977	426,976	856,953
Advertising expense		32,205	11,359	43,564
Training expense		8,911	17,156	26,067
Vehicle maintenance expense		9,218	9,416	18,634
Publishing expense		2,857	2,750	5,607
Business promotion expense		2,687	2,627	5,314
Rent expense		48,474	182,358	230,832
Telecommunication expense		9,406	9,920	19,326
Transportation expense		1,108	52,532	53,640
Taxes and dues		98,714	624,475	723,189
Expendable supplies expense		6,976	50,451	57,427
Water, light and heating expense		15,009	42,180	57,189
Repairs and maintenance expense		197,942	2,750,014	2,947,956
Ordinary development expense		217,975	555,956	773,931
Travel expense		18,726	74,843	93,569
Clothing expense		11,216	9,299	20,515
Survey and analysis expense		871	4,382	5,253
Membership fee		1,709	15,995	17,704
Others		134,064	1,726,104	1,860,168

	~~W~~	3,070,026	81,964,160	85,034,186

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

43.	Expenses Classified by Nature, Continued

Expenses classified by nature for each of the two years in the period ended December 31, 2024 are as follows, continued:

In millions of won	For the year ended December 31, 2023
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	27,135,770	27,135,770
Power purchase		—	38,304,309	38,304,309
Salaries		1,098,460	4,416,706	5,515,166
Retirement benefit expense		89,533	370,769	460,302
Welfare and benefit expense		152,836	542,367	695,203
Insurance expense		27,726	119,964	147,690
Depreciation		241,533	12,623,380	12,864,913
Amortization of intangible assets		88,648	74,526	163,174
Bad debt expense		62,808	—	62,808
Commission		460,644	341,124	801,768
Advertising expense		30,305	8,856	39,161
Training expense		7,900	16,064	23,964
Vehicle maintenance expense		9,044	9,128	18,172
Publishing expense		3,281	2,879	6,160
Business promotion expense		2,559	2,523	5,082
Rent expense		44,807	161,749	206,556
Telecommunication expense		7,813	9,706	17,519
Transportation expense		1,099	102,502	103,601
Taxes and dues		112,449	574,617	687,066
Expendable supplies expense		7,252	47,252	54,504
Water, light and heating expense		16,207	41,200	57,407
Repairs and maintenance expense		154,062	2,620,200	2,774,262
Ordinary development expense		217,319	500,242	717,561
Travel expense		16,265	77,232	93,497
Clothing expense		10,450	9,490	19,940
Survey and analysis expense		1,068	4,156	5,224
Membership fee		1,503	15,164	16,667
Others		196,011	1,567,652	1,763,663

	~~W~~	3,061,582	89,699,527	92,761,109

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

44.	Earnings (Losses) Per Share

(1)	Basic earnings (losses) per share for each of the two years in the period ended December 31, 2024 are as follows:

In won
Type	For the year ended December 31, 2024		For the year ended December 31, 2023
Basic earnings (losses) per share	~~W~~	5,439	(7,512)

(2)

Profits (losses) for the periods and the weighted average number of common shares used in the calculation of basic earnings (losses) per share for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won except number of shares
Type	For the year ended December 31, 2024		For the year ended December 31, 2023
Profit (loss) attributable to controlling interest	~~W~~	3,491,698	(4,822,549)
Profit (loss) used in the calculation of total basic earnings (losses) per share		3,491,698	(4,822,549)
Weighted average number of common shares		641,964,077	641,964,077

(3)	The weighted average number of common shares used in the calculation of basic earnings (losses) per share for each of the two years in the period ended December 31, 2024 is as follows:

In number of shares
Type	For the year ended December 31, 2024	For the year ended December 31, 2023
The number of common shares issued at beginning of the year	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077

(4)	There are no potential dilutive instruments, thus diluted earnings (losses) per share are same as basic earnings (losses) per share for each of the two years in the period ended December 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

45.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Total borrowings and debt securities	~~W~~	132,533,400	133,631,830
Cash and cash equivalents		2,382,979	4,342,887

Net borrowings and debt securities		130,150,421	129,288,943

Total equity		41,362,833	37,264,750

Debt to equity ratio		314.66%	346.95%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them is considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024		As of December 31, 2023
Cash and cash equivalents	~~W~~	2,382,979	4,342,887
Financial assets at fair value through profit or loss (*1)		2,013,948	2,590,228
Derivative assets (trading)		1,846,527	730,948
Financial assets at fair value through other comprehensive income (debt securities)		5,045	4,627
Financial assets at amortized cost		30,233	38,843
Loans		908,148	988,331
Long-term/short-term financial instruments		1,960,140	1,412,315
Derivative assets (applying hedge accounting)		844,637	269,446
Trade and other receivables		15,373,625	14,179,322
Financial guarantee contracts (*2)		5,151,554	4,399,189

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

For the year ended December 31, 2024, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions.

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease movements in the actuarial valuation assumptions as of December 31, 2024 and 2023 is as follows:

In millions of won		As of December 31, 2024			As of December 31, 2023
Type	Accounts	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	473,627	(413,799)	392,392	(361,359)
Discount rate	Increase (decrease) in defined benefit obligation		(429,517)	506,031	(371,103)	415,361

Changes in retirement benefit costs assuming a 1%p increase and decrease movements in discount rate on plan asset for each of the two years in the period ended December 31, 2024 are ~~W~~36,602 million and ~~W~~29,993 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2024 and 2023 are as follows:

Type	Accounts	As of December 31, 2024	As of December 31, 2023
PCBs	Inflation rate	2.80%	2.40%
	Discount rate	2.90%	2.12%
Nuclear plants	Inflation rate	2.02%	1.91%
	Discount rate	2.78%	2.76%
Spent fuel	Inflation rate	1.91%	1.91%
	Discount rate	2.49%	2.49%
Radioactive waste	Inflation rate	3.32%	3.89%
	Discount rate	4.17%	3.65%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease movements in the underlying assumptions as of December 31, 2024 and 2023 is as follows:

In millions of won		As of December 31, 2024			As of December 31, 2023
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(58)	58	(123)	123
	Nuclear plants		(464,727)	481,899	(418,570)	432,847
	Spent fuel		(129,983)	130,679	(130,065)	130,761
	Radioactive waste		(11,363)	11,478	(13,538)	13,683
Inflation rate	PCBs		58	(58)	123	(123)
	Nuclear plants		507,814	(490,386)	458,047	(443,531)
	Spent fuel		133,847	(128,527)	133,931	(128,607)
	Radioactive waste		11,167	(11,075)	13,291	(13,174)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions.

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2024 and 2023 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
AED	33,465	24,441	8,795	18,143
AUD	26	4,310	64	299,795
BDT	2,252	2,260	—	—
BWP	768	777	—	—
EGP	203,044	1,665	—	1,941
CAD	2	—	61	—
CHF	—	—	100,686	499,930
DOP	7,772	—	—	—
EUR	20,433	12,259	47,829	81,744
GBP	139	75	4	—
HKD	—	—	5,093,862	5,079,189
IDR	37,830,902	25,567,281	4,027,099	2,118,580
INR	1,037,437	1,663,705	225,042	387,947
JOD	902	569	49,128	68,448
JPY	23,798	921,120	7,483,199	8,692,604
KZT	1,510	1,510	—	—
MGA	5,452,745	3,545,076	248,175	495,288
MMK	188,021	199,518	—	—
MYR	2,805	2,805	—	—
PHP	19,401	98,154	—	6,750
PKR	68,734,242	75,206,354	10,418	55,531
SAR	1,087	937	—	—
SEK	—	—	449,302	452,309
SGD	291	279	110	2,191
USD	1,651,765	1,701,494	15,364,685	14,458,985
UYU	99,189	120,768	1,141	2,028
VND	733,338	848,242	587,003	—
ZAR	79,897	87,780	—	—

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2024 and 2023 is as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(2,114,808)	2,114,808	(1,828,308)	1,828,308
Increase (decrease) of shareholder’s equity (*)		(2,114,808)	2,114,808	(1,828,308)	1,828,308

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2024 and 2023.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

45.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged item. As of December 31, 2024, the hedging instrument (cross-currency swap) hedges the risk of the hedged item (repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of December 31, 2024 and 2023 are as follows:

In millions of won
Type	As of December 31, 2024		As of December 31, 2023
Short-term borrowings	~~W~~	4,069,444	4,435,420
Long-term borrowings		10,112,707	7,766,588
Debt securities		41,578	305,602

	~~W~~	14,223,729	12,507,610

A sensitivity analysis on the Group’s borrowings and debt securities assuming a 1%p increase and decrease in interest rates for each of the two years in the period ended December 31, 2024 is as follows:

In millions of won	For the year ended December 31, 2024			For the year ended December 31, 2023
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(142,237)	142,237	(125,076)	125,076
Increase (decrease) of shareholder’s equity (*)		(142,237)	142,237	(125,076)	125,076

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

45.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for each of the two years in the period ended December 31, 2024 is as follows:

In millions of won	For the year ended December 31, 2024			For the year ended December 31, 2023
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	888,898	(888,898)	829,548	(829,548)
Increase (decrease) of shareholder’s equity (*)		888,898	(888,898)	829,548	(829,548)

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The expected maturities of non-derivative financial liabilities as of December 31, 2024 and 2023 in detail are as follows:

In millions of won	As of December 31, 2024
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings	~~W~~	18,887,527	430,883	1,300,087	2,032,303	22,650,800
Debt securities		28,967,125	29,601,867	39,451,207	28,885,833	126,906,032
Lease liabilities		632,878	553,030	1,264,310	1,670,416	4,120,634
Trade and other payables (*1)		8,807,823	354,778	631,653	526,846	10,321,100
Financial guarantee contracts (*2)		3,156,187	1,712,801	270,806	11,760	5,151,554

	~~W~~	60,451,540	32,653,359	42,918,063	33,127,158	169,150,120

In millions of won	As of December 31, 2023
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings	~~W~~	20,347,945	187,896	627,467	2,779,241	23,942,549
Debt securities		30,530,984	28,858,140	41,793,383	29,999,589	131,182,096
Lease liabilities		641,525	588,850	1,309,995	1,694,730	4,235,100
Trade and other payables (*1)		8,477,209	364,443	833,394	589,004	10,264,050
Financial guarantee contracts (*2)		121,415	2,546,689	1,645,488	85,597	4,399,189

	~~W~~	60,119,078	32,546,018	46,209,727	35,148,161	174,022,984

(*1)	Excludes lease liabilities.

(*2)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2024 and 2023 are ~~W~~30,924 million and ~~W~~49,992 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

45.	Risk Management, Continued

(2)	Financial risk management, continued

As the Group manages liquidity based on net assets and net liabilities, information about non-derivative financial assets should be included in the disclosure for better understanding of liquidity risk management.

The expected maturities of non-derivative financial assets as of December 31, 2024 and 2023 in detail are as follows:

In millions of won	As of December 31, 2024
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,382,979	—	—	—	2,382,979
Financial assets at fair value through other comprehensive income		—	—	—	674,850	674,850
Financial assets at amortized cost		20,418	1,333	8,482	—	30,233
Loans and receivables		110,005	347,251	369,851	118,013	945,120
Long-term/short-term financial Instruments		1,147,929	583	—	811,628	1,960,140
Financial assets at fair value through profit or loss		1,467,954	346,982	780,130	494,710	3,089,776
Trade and other receivables		12,245,159	1,506,085	2,126,928	—	15,878,172

	~~W~~	17,374,444	2,202,234	3,285,391	2,099,201	24,961,270

In millions of won	As of December 31, 2023
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	4,342,887	—	—	—	4,342,887
Financial assets at fair value through other comprehensive income		—	—	—	502,443	502,443
Financial assets at amortized cost		28,905	9,938	—	—	38,843
Loans and receivables		139,168	465,666	411,100	8,872	1,024,806
Long-term/short-term financial Instruments		578,578	22	23	833,692	1,412,315
Financial assets at fair value through profit or loss		2,054,021	1,381	6,523	649,360	2,711,285
Trade and other receivables		11,990,515	911,822	1,292,539	1,280	14,196,156

	~~W~~	19,134,074	1,388,829	1,710,185	1,995,647	24,228,735

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

45.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods from reporting date to maturity dates as per the contracts as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(46,087)	(61,259)	(73,017)	(31,760)	(212,123)
- Hedging		—	—	—	(4,895)	(4,895)

	~~W~~	(46,087)	(61,259)	(73,017)	(36,655)	(217,018)

In millions of won	As of December 31, 2023
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(22,571)	(11,566)	(201,590)	(130,119)	(365,846)
- Hedging		—	(4,680)	(13,243)	(5,641)	(23,564)

	~~W~~	(22,571)	(16,246)	(214,833)	(135,760)	(389,410)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

45.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e., FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting the future contractual cash flows based on current market interest rates applied to similar financial instruments.

(i)	Fair values and book values of financial assets and liabilities as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	674,850	674,850	502,443	502,443
Derivative assets (trading)		1,846,527	1,846,527	730,948	730,948
Derivative assets (applying hedge accounting)		844,637	844,637	269,446	269,446
Financial assets at fair value through profit or loss		2,176,172	2,176,172	2,711,285	2,711,285

	~~W~~	5,542,186	5,542,186	4,214,122	4,214,122

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	30,233	30,233	38,843	38,843
Loans and receivables		908,148	908,148	988,331	988,331
Trade and other receivables		15,373,625	15,373,625	14,179,322	14,179,322
Long-term financial instruments		812,211	812,211	833,737	833,737
Short-term financial instruments		1,147,929	1,147,929	578,578	578,578
Cash and cash equivalents		2,382,979	2,382,979	4,342,887	4,342,887

	~~W~~	20,655,125	20,655,125	20,961,698	20,961,698

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	279,932	279,932	428,670	428,670
Derivative liabilities (applying hedge accounting)		4,893	4,893	23,564	23,564

	~~W~~	284,825	284,825	452,234	452,234

Liabilities carried at amortized cost
Secured borrowings	~~W~~	1,443,125	1,443,125	773,646	773,646
Unsecured bond		111,874,019	110,798,858	113,792,178	111,218,771
Lease liabilities		3,699,456	3,699,456	3,807,880	3,807,880
Unsecured borrowings		19,040,213	18,994,676	19,062,162	19,061,348
Trade and other payables (*)		10,321,100	10,321,100	10,264,050	10,264,050
Overdraft		176,043	176,043	3,844	3,844

	~~W~~	146,553,956	145,433,258	147,703,760	145,129,539

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

45.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rates used for calculating fair value as of December 31, 2024 and 2023 are as follows:

Type	As of December 31, 2024	As of December 31, 2023
Derivatives	0.03% ~ 4.88%	0.93% ~ 4.76%
Borrowings and debt securities	0.96% ~ 5.84%	0.96% ~ 5.84%
Leases	0.00% ~ 17.15%	0.00% ~ 17.03%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	360,096	—	314,754	674,850
Derivative assets		—	2,691,164	—	2,691,164
Financial assets at fair value through profit or loss		—	2,169,300	6,872	2,176,172

	~~W~~	360,096	4,860,464	321,626	5,542,186

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	284,825	—	284,825

In millions of won	As of December 31, 2023
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	285,054	—	217,389	502,443
Derivative assets		—	1,000,394	—	1,000,394
Financial assets at fair value through profit or loss		—	2,704,550	6,735	2,711,285

	~~W~~	285,054	3,704,944	224,124	4,214,122

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	452,234	—	452,234

The fair value of financial assets traded in the market (including those measured at FVTPL and FVOCI) is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unmarketable financial assets (including those measured at FVTPL and FVOCI) is calculated using the fair value measurement performed by external pricing service agents. In addition, the Group considered the major economic indicators and economic environment of the derivatives to be evaluated, and measured the fair value of the derivatives using a discounted cash flow model that reflects the Group’s credit risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

45.	Risk Management, Continued

(3)	Fair value risk, continued

Changes in non-derivative financial assets and liabilities which are classified as level 3 for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	6,735	—	22	115	—	—	6,872
Financial assets at fair value through other comprehensive income Unlisted securities		212,762	4,000	—	88,256	—	4,691	309,709
Debt securities		4,627	—	—	418	—	—	5,045

In millions of won	For the year ended December 31, 2023
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	6,329	—	270	136	—	—	6,735
Financial assets at fair value through other comprehensive income Unlisted securities		202,243	9,550	—	5,445	(5,332)	856	212,762
Debt securities		529	4,080	—	18	—	—	4,627

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

46.	Service Concession Arrangements

(1)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

Regarding Semangka hydroelectric power-generation business (BOT) in Indonesia, the Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group shall provide electricity generated for about 30 years (2018 – 2048) after subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	Classification method

This project allows PT PLN to acquire ownership of the plant after the end of the 30 years contract period.

(iv)	The Group’s expected future collections of service concession arrangements as of December 31, 2024 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	36,803
1 ~ 2 years		36,848
2 ~ 3 years		36,894
Over 3 years		562,373

	~~W~~	672,918

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

46.	Service Concession Arrangements, Continued

(2)	Pakistan Gulpur Hydropower Project

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with CPPAg (Central Power Purchasing Agency Guarantee Limited) whereby the Group shall provide electricity generated for approximately 30 years (2020 – 2050) subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover capital cost, variable O&M cost, fixed O&M cost, water usage cost, insurance cost and others during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2020 to 2050. The Government of Pakistan has an option to take over the ownership of the power plant from the Group after the concession period has elapsed.

(iii)	Classification method

This project allows the Government of Pakistan to acquire ownership of the plant after the end of the contract period.

(iv)	The Group’s expected future collections of service concession arrangements as of December 31, 2024 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	86,048
1 ~ 2 years		86,048
2 ~ 3 years		86,048
Over 3 years		952,225

	~~W~~	1,210,369

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

46.	Service Concession Arrangements, Continued

(3)	Guam Ukudu Combined thermal power plant Project

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with Guam Power Authority whereby the Group shall provide electricity generated for approximately 25 years (from 2025 to 2050) subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover variable O&M cost, fixed O&M cost and others during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2020 to 2050. The Guam Power Authority has an option to take over the ownership of the power plant from the Group after the concession period has elapsed.

(iii)	Classification method

This project allows the Guam Power Authority to acquire ownership of the plant after the end of the contract period.

(iv)	The Group’s expected future collections of service concession arrangements as of December 31, 2024 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	29,249
1 ~ 2 years		117,545
2 ~ 3 years		118,597
Over 3 years		2,944,947

	~~W~~	3,210,338

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties

(1)	The Group’s related parties as of December 31, 2024 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (167 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO ES Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., KOSPO Niles LLC (formerly, Nambu USA LLC), Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, K-SOLAR SHINAN Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., UI Carbon-Neutrality Fund, KA Power Limited, Western Power Changgi Solar Co., Ltd., Digital Innovation Growth Fund, EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., J Wind First, LLC, KEPCO Holding Company, KEPCO for Maintenance Company, KOSPO Trumbull LLC, Changjuk Wind Power Co., Ltd., KEPCO KPS South Africa Pty., Ltd., Chile Solar JV SpA, KOWEPO Holding Limited, Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust, Columboola Solar Farm Fin Co Pty., Ltd., Magna Energy New Industrial Fund, EWP ESS Holdings, LLC, Fairhaven ESS LLC, KOSPO Rutile, LLC, Sprott Chile Solar I SpA

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(1)	The Group’s related parties as of December 31, 2024 are as follows, continued:

Type	Related party

Associates (98 entities)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Guinemi Wind Power Co., Ltd., Daeryun Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., STN Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., KPE Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., ECO Motion Co., Ltd., REC’s Innovation Co., Ltd., ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd., Santiago Solar Power SpA, Yanggu Floating Photovoltaic Power Plant Inc., Changwon SG energy Co., Ltd., Donpyung Technology. Co., Ltd., Power Embedded, HORANG ENERGY Inc., Hoenggye Renewable Energy Co., Ltd., Haman Green Energy Co., Ltd., Songsan Green Energy Co., Ltd., SkyPic Inc., HyChangwon Fuel Cell. Co., Ltd., Dreams Co.,Ltd., DEEPAI Co.,Ltd., Amaala Sustainable Company for Energy

Joint ventures (117 entities)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Boim Combined Heat and Power Generation Co., Ltd., OneEnergy Asia Limited, KAS INVESTMENT I LLC, KAS INVESTMENT II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Changwon Nu-ri Energy Co., Ltd., PungBack Wind Farm Corporation, Seobusambo highway photovoltaics Co., Ltd., Seungmun Green Energy, Pyeongchang Wind Power Co., Ltd., Trumbull Asset Management, LLC, S-Power Chile SpA, Taebaek Wind Power Co., Ltd., Yangyang Suri Wind Power Co., Ltd., KEPCO for Power Company, Jeonju Bio Green Energy Co., Ltd., Kumyang Eco Park Co., Ltd., Jeongeup Green Power Co., Ltd., Hadong E-factory Co., Ltd., Namyangju Combined Heat and Power Co., Ltd., Wadi Noor Solar Power Company SAOC, Fairhaven Energy Storage LLC, Rutile BESS Holdings, LLC, Trumbull Development Partners, LLC, Samcheok Eco Materials Co., Ltd., Imha Floating Photovoltaic Power Plant Inc., Roof One Energy Co., Ltd., EDFR KOWEPO AJBAN PV HOLDING LIMITED

Others (1 entity)	Korea Development Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	The related party transactions for each of the two years in the period ended December 31, 2024 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	For the year ended December 31, 2024		For the year ended December 31, 2023
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	149,095	140,630
Goseong Green Power Co., Ltd.	Electricity sales		612,327	842,270
Dongducheon Dream Power Co., Ltd.	Electricity sales		17,151	16,138
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		1,693	2,313
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		87	84
Daegu Photovoltaic Co., Ltd.	Electricity sales		344	408
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		3	3
Korea Electric Power Industrial Development Co., Ltd.	Service		11,180	11,115
Gangneung Eco Power Co., Ltd.	Fuel sales		494,428	943,063
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		55,610	91,830
Noeul Green Energy Co., Ltd.	Electricity sales		8,009	8,431
Samcheok Eco Materials Co., Ltd.(*1)	Electricity sales		—	615
YTN Co., Ltd. (*3)	Electricity sales		—	2,908
Busan Green Energy Co., Ltd.	Electricity sales		11,794	10,733
Energy Infra Asset Management Co., Ltd.	Electricity sales		89	89
Gangwon Wind Power Co., Ltd.	Electricity sales		1,736	2,464
Gwangyang Green Energy Co., Ltd.	Electricity sales		1,479	1,492
Bigeum Resident Photovoltaic Power Co., Ltd.	Electricity sales		919	888
Yanggu Floating Photovoltaic Power Plant Inc.	Electricity sales		6	—
Hyundai Green Power Co., Ltd.	Electricity sales and design service		6,659	6,668
Korea Power Exchange	Service		78,346	52,262
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		26	—
Daeryun Power Co., Ltd.	Electricity sales		3,628	3,187
GS Donghae Electric Power Co., Ltd.	Electricity sales		9,284	28,164
KNH Solar Co., Ltd.	Electricity sales		1,635	15
S-Power Co., Ltd.	Service		2,359	4,965
Chuncheon Green Energy Co., Ltd.	Electricity sales		11,010	82
Yeongyang Wind Power Corporation II	Comission		150	150
PND solar Co., Ltd.	Electricity sales		348	547
Hyundai Eco Energy Co., Ltd.	Electricity sales		833	1,236
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		237	96
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		2,464	3,998
Korea Energy Solutions Co., Ltd.	Electricity sales		2	2
ITR Co., Ltd.	Others		—	3
STN Co., Ltd.	Others		1	—
Namjeongsusang Solar Power Operation Co., Ltd. (*2)	Electricity sales		—	31
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Others		360	405
Bitgoel Eco Energy Co., Ltd.	Electricity sales		3,377	1,581
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		458	315
Seoroseoro Sunny Power Plant Co., Ltd.	Electricity sales		2	2
Muan Solar Park Co., Ltd.	Electricity sales		1,797	3,083
YuDang Solar Co., Ltd.	Electricity sales		60	100
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		971	2,479
KPE Green Energy Co., Ltd.	Others		226	163
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		2,232	3,538
UD4M Co., Ltd.	Electricity sales		8	3
Dongbu Highway Solar Co., Ltd.	Electricity sales		11	11
Seobu Highway Solar Co., Ltd.	Electricity sales		13	12
Songsan Green Energy Co., Ltd.	Interest income/ Dividends income		174	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(3)	Related party transactions for each of the two years in the period ended December 31, 2024 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	For the year ended December 31, 2024		For the year ended December 31, 2023
<Associates>
Gwangbaek Solar Power Investment Co., Ltd.	Electricity sales	~~W~~	523	644
Go deok Clean Energy Co., Ltd.	Electricity sales		11,376	4,685
Changwon SG Energy Co., Ltd.	Electricity sales		9	—
Suwon New Power Co., Ltd.	Electricity sales		(102)	91
SureDataLab Co., Ltd.	Electricity sales		—	1
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		630	403
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		8,343	133
PlatformN. Co., Ltd.	Others		—	16
13 Associates (Overseas)	Others		243,651	386,191

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales		2,385	1,694
Seobusambo highway photovoltaics Co., Ltd.	Electricity sales		20	16
Yangyang Suri Wind Power Co., Ltd.	Service		202	169
KAPES, Inc.	Commission		1,531	1,604
Honam Wind Power Co., Ltd.	Electricity sales		529	610
Korea Power Engineering Service Co., Ltd.	Service		777	159
Seokmun Energy Co., Ltd.	Service		1,774	1,792
Incheon New Power Co., Ltd.	Others		26	458
Naepo Green Energy Co., Ltd.	Electricity sales		3,972	3,462
Chun-cheon Energy Co., Ltd.	Electricity sales		968	2,976
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		2,031	1,962
Cheongna Energy Co., Ltd.	Others		38,349	32,835
Namyangju Combined Heat and Power Co., Ltd.	Service		2,493	—
Yeonggwang Wind Power Co., Ltd.	Electricity sales		943	3,607
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Others		—	1,568
Seungmun Green Energy	Electricity sales		79	—
KW Nuclear Components Co., Ltd.	Service		1,645	1,612
Boim Combined Heat and Power Generation Co., Ltd.	Service		2,073	2,110
Taebaek Wind Power Co., Ltd.	Others		41	2,864
Pyeongchang Wind Power Co., Ltd.	Electricity sales		771	2,087
Busan Shinho Solar Power Co., Ltd.	Electricity sales		699	1,205
Expressway Solar-light Power Generation Co., Ltd.	Electricity sales		—	43
Goheung New Energy Co., Ltd.	Electricity sales		3,106	3,214
Gunsan Land Solar Co., Ltd.	Electricity sales		944	809
Daesan Green Energy Co., Ltd.	Electricity sales		426	760
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		38	901
Chungsongmeon BongSan wind power Co., Ltd.	Electricity sales		1	1
Dangjin Eco Power Co., Ltd.	Electricity sales		42	40
Yangyang Wind Power Co., Ltd.	Electricity sales		238	13
Energyco Co., Ltd.	Electricity sales		161	457
Hapcheon Floating Photovoltaic Power Plant Inc.	Electricity sales		905	88
Busan Industrial Solar Power Co., Ltd.	Electricity sales		23	22
Bitsolar Energy Co., Ltd.	Electricity sales		464	357
Omisan Wind Power Co., Ltd.	Electricity sales		279	26
Changwon Nu-ri Energy Co., Ltd.	Service		171	—
Jeonju Bio Green Energy Co., Ltd.	Service		170	—
Haemodum Solar Co., Ltd.	Electricity sales		39	431
Yeongam Solar Power Co., Ltd.	Electricity sales		545	1,131
Samsu Wind Power Co., Ltd.	Electricity sales		301	514
Solaseado Solar Power Co., Ltd.	Electricity sales		1,870	1,876
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream	Dividends income		87	—
Yeongwol Eco Wind Co., Ltd.	Electricity sales		—	102

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(3)	Related party transactions for each of the two years in the period ended December 31, 2024 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	For the year ended December 31, 2024	For the year ended December 31, 2023
<Joint ventures>
Gurae Resident Power Co., Ltd.	Electricity sales	—	8
Cheongju Eco Park Co., Ltd.	Electricity sales	316	6,397
Enel X Midland Photovoltaic, LLC	Electricity sales	11	11
Geumsungsan Wind Power Co., Ltd.	Electricity sales	58	68
Eumseong Eco Park Co., Ltd.	Electricity sales	19	19
43 Joint ventures (Overseas)	Others	518,941	747,301

<Others>
Korea Development Bank	Electricity sales	4,368	5,467
	Interest income	10,324	5,930

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(3)	Related party transactions for each of the two years in the period ended December 31, 2024 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	For the year ended December 31, 2024		For the year ended December 31, 2023
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	6,623,974	8,873,781
Goseong Green Power Co., Ltd.	Electricity sales		1,301,710	1,572,074
Dongducheon Dream Power Co., Ltd.	Electricity sales		1,360,837	1,744,247
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		19,753	22,365
Daegu Photovoltaic Co., Ltd.	Electricity sales		3,815	4,247
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		427	408
Korea Electric Power Industrial Development Co., Ltd.	Service		317,114	305,105
Gangneung Eco Power Co., Ltd.	Others		1,134	6,996
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		843,056	1,040,965
Noeul Green Energy Co., Ltd.	Electricity sales		20,833	10,466
Samcheok Eco Materials Co., Ltd.(*1)	Electricity sales		—	8,130
YTN Co., Ltd. (*3)	Electricity sales		—	309
Busan Green Energy Co., Ltd.	Electricity sales		28,272	23,211
Energy Infra Asset Management Co., Ltd.	Others		2,631	2,701
Yaksu ESS Co., Ltd.	Electricity sales		749	508
Gangwon Wind Power Co., Ltd.	Electricity sales		23,400	32,525
Bigeum Resident Photovoltaic Power Co., Ltd.	Others		285	—
Yanggu Floating Photovoltaic Power Plant Inc.	Electricity sales		562	—
Goesan Solar park Co., Ltd.	Electricity sales		6,143	6,530
Korea Power Exchange	Service		90,549	82,572
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		5,155	5,529
Daeryun Power Co., Ltd.	Electricity sales		282,968	353,371
GS Donghae Electric Power Co., Ltd.	Electricity sales		519,119	1,047,584
KNH Solar Co., Ltd.	Electricity sales		2,671	3,535
S-Power Co., Ltd.	Service		693,948	973,646
Chuncheon Green Energy Co., Ltd.	Electricity sales		39,333	—
Yeongyang Wind Power Corporation II	Comission		17,898	1,457
PND solar Co., Ltd.	Electricity sales		5,231	5,301
Hyundai Eco Energy Co., Ltd.	Electricity sales		26,253	26,266
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		7,415	6,776
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		32,549	34,940
Korea Energy Solutions Co., Ltd.	Electricity sales		132	128
STN Co., Ltd.	Others		8	10
Green Energy Electricity Generation Co., Ltd.	Electricity sales		1,966	948
Bitgoel Eco Energy Co., Ltd.	Service and others		32,413	28,334
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		10,161	8,635
Seoroseoro Sunny Power Plant Co., Ltd.	REC and others		991	874
Muan Solar Park Co., Ltd.	REC and others		17,825	16,554
YuDang Solar Co., Ltd.	REC and others		2,020	1,860
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		19,494	17,332
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)	Others		41,197	62,212
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		2,745	440
UD4M Co., Ltd.	Electricity sales		—	117
Dongbu Highway Solar Co., Ltd.	Electricity sales		2,951	2,937
Seobu Highway Solar Co., Ltd.	Electricity sales		2,899	2,880
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.)	Interest income/ Dividends income		23	6
Dreams Co.,Ltd.	Others		30	—
DEEPAI Co.,Ltd.	Others		30	—
Green Radiation Co., Ltd.	Ordinary development expense		45	11

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(3)	Related party transactions for each of the two years in the period ended December 31, 2024 are as follows, continued:

In millions of won		Purchase and others
Company name	Transaction type	For the year ended December 31, 2024		For the year ended December 31, 2023
<Associates>
Gwangbaek Solar Power Investment Co., Ltd.	Electricity sales	~~W~~	499	565
Go deok Clean Energy Co., Ltd.	Electricity sales		35,055	11,545
Changwon SG Energy Co., Ltd.	Electricity sales		1,080	—
SureDataLab Co., Ltd.	Others		72	—
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		15,697	16,328
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		32,689	1,324
PlatformN. Co., Ltd.	Others		237	—
13 Associates (Overseas)	Others		98,753	91,233

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales		328,485	370,787
Seobusambo highway photovoltaics Co., Ltd.	Electricity sales		825	502
KAPES, Inc.	Commission		23,924	19,112
Honam Wind Power Co., Ltd.	Electricity sales		7,148	8,643
Korea Power Engineering Service Co., Ltd.	Others		551	812
Seokmun Energy Co., Ltd.	Others		51,924	60,009
Chun-cheon Energy Co., Ltd.	Electricity sales		430,697	585,656
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		12,294	17,228
Samcheok Eco Materials Co., Ltd. (*1)	Electricity sales		3,282	—
Cheongna Energy Co., Ltd.	Service		60	60
Yeonggwang Wind Power Co., Ltd.	Electricity sales		31,712	40,605
Seungmun Green Energy	Electricity sales		25,725	—
KW Nuclear Components Co., Ltd.	Service		6,880	14,114
Boim Combined Heat and Power Generation Co., Ltd.	Service		3,038	8,151
Taebaek Wind Power Co., Ltd.	Service		6,327	7,476
Pyeongchang Wind Power Co., Ltd.	Electricity sales		3,079	3,542
Busan Shinho Solar Power Co., Ltd.	Electricity sales		8,467	10,248
Global Trade Of Power System Co., Ltd.	Service		511	223
Expressway Solar-light Power Generation Co., Ltd.	Electricity sales		3,165	3,362
Goheung New Energy Co., Ltd.	Electricity sales		10,133	5,264
Gunsan Land Solar Co., Ltd.	Electricity sales		2,752	486
Daesan Green Energy Co., Ltd.	Electricity sales		154,623	139,721
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		2,048	882
Dangjin Eco Power Co., Ltd.	Electricity sales		3,645	5,583
Yangyang Wind Power Co., Ltd.	Service and Electricity sales		3,599	10
Energyco Co., Ltd.	Electricity sales		5,788	6,539
Hapcheon Floating Photovoltaic Power Plant Inc.	Service and REC		4,759	—
Busan Industrial Solar Power Co., Ltd.	Electricity sales		2,493	3,656
Bitsolar Energy Co., Ltd.	Electricity sales		9,072	12,946
Omisan Wind Power Co., Ltd.	Electricity sales		638	—
Haemodum Solar Co., Ltd.	Electricity sales		544	402
Yeongam Solar Power Co., Ltd.	Electricity sales		24,004	34,981
Samsu Wind Power Co., Ltd.	Electricity sales		6,864	8,269
Solaseado Solar Power Co., Ltd.	Electricity sales		24,899	18,259
Yeongwol Eco Wind Co., Ltd.	Electricity sales		2,496	—
Gurae Resident Power Co., Ltd.	Electricity sales		476	1
Cheongju Eco Park Co., Ltd.	Electricity sales		34,601	95,059
Enel X Midland Photovoltaic, LLC	Electricity sales		3,200	2,431
Eumseong Eco Park Co., Ltd.	Electricity sales		26,372	27,765
43 Joint ventures (Overseas)	Others		14,796	17,222

<Others>
Korea Development Bank	Interest expense		7,839	5,559

(*1)	Samcheok Eco Materials Co., Ltd. was reclassified from an associate to a joint venture for the year ended December 31, 2024.
(*2)	Namjeongsusang Solar Power Operation Co., Ltd. is not a related party of the Group as of December 31, 2024, as the sale of shares was completed for the year ended December 31, 2023.
(*3)	YTN Co., Ltd. is not a related party of the Group as of December 31, 2024, as the sale of shares was completed for the year ended December 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(4)	Receivables and payables arising from the related party transactions as of December 31, 2024 and 2023 are as follows:

In millions of won		Receivables			Payables
Company name	Type	As of December 31, 2024		As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	15,766	14,671	—	—
	Non-trade receivables and others		404	12,513	—	—
	Trade payables		—	—	482,008	480,974
	Non-trade payables and others		—	—	1,486	1,378
Goseong Green Power Co., Ltd.	Trade receivables		30,732	55,719	—	—
	Non-trade receivables and others		1,438	15	—	—
	Trade payables		—	—	162,719	120,270
	Non-trade payables and others		—	—	45,174	48,621
Dongducheon Dream Power Co., Ltd.	Trade receivables		6,350	2,573	—	—
	Non-trade receivables and others		637	478	—	—
	Trade payables		—	—	114,962	117,975
	Non-trade payables and others		—	—	29	—
Saemangeum Sebit Power Plant Co., Ltd.	Trade receivables		156	—	—	—
	Non-trade receivables and others		47	341	—	—
	Trade payables		—	—	1,499	—
Green Radiation Co., Ltd.	Non-trade payables and others		—	—	30	—
Daejung Offshore Wind Power Co., Ltd.	Non-trade receivables and others		349	263	—	—
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	108	105
Korea Electric Power Industrial	Trade receivables		123	176	—	—
Development Co., Ltd.	Trade payables		—	—	1,291	2,021
	Non-trade payables and others		—	—	8,832	8,077
Gangneung Eco Power Co., Ltd.	Trade receivables		8,142	59,623	—	—
	Non-trade payables and others		—	—	105	94
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,720	1,814	—	—
	Non-trade receivables and others		5,812	4,933	—	—
	Trade payables		—	—	77,222	86,801
	Non-trade payables and others		—	—	2,450	385
Noeul Green Energy Co., Ltd.	Trade receivables		5	6	—	—
	Non-trade receivables and others		27,043	18,356	—	—
	Non-trade payables and others		—	—	3,699	3,005
Samcheok Eco Materials Co., Ltd. (*1)	Trade receivables		—	33	—	—
YTN Co., Ltd. (*2)	Trade receivables		—	133	—	—
Busan Green Energy Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		43,790	32,720	—	—
	Non-trade payables and others		—	—	4,799	3,642
Energy Infra Asset Management Co., Ltd.	Non-trade payables and others		—	—	1	—
Yaksu ESS Co., Ltd.	Trade payables		—	—	923	538
Gangwon Wind Power Co., Ltd.	Trade receivables		10	13	—	—
	Trade payables		—	—	4,023	3,206
Gwangyang Green Energy Co., Ltd.	Trade receivables		1,040	1,069	—	—
	Non-trade receivables and others		1,016	716	—	—
Bigeum Resident Photovoltaic Power Co., Ltd.	Trade receivables		273	406	—	—
	Non-trade receivables and others		1,796	1,316	—	—
Goesan Solar park Co., Ltd.	Trade payables		—	—	—	56
Hyundai Green Power Co., Ltd.	Trade receivables		893	903	—	—
Korea Power Exchange	Trade receivables		2,434	1,583	—	—
	Non-trade receivables and others		—	1	—	—
	Trade payables		—	—	2,688	16,367
	Non-trade payables and others		—	—	1,571	2,520
Taebaek Guinemi Wind Power Co., Ltd.	Trade payables		—	—	840	572
	Non-trade payables and others		—	—	167	286
Daeryun Power Co., Ltd.	Trade receivables		—	326	—	—
	Trade payables		—	—	35,392	32,140

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2024 and 2023 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	As of December 31, 2024		As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
<Associates>
GS Donghae Electric Power Co., Ltd.	Trade receivables	~~W~~	22	159	—	—
	Non-trade receivables and others		109	169	—	—
	Trade payables		—	—	90,468	72,951
	Non-trade payables and others		—	—	—	125
KNH Solar Co., Ltd.	Trade receivables		—	1	—	—
	Trade payables		—	—	—	19
	Non-trade payables and others		—	—	—	1
S-Power Co., Ltd.	Trade receivables		264	213	—	—
	Non-trade receivables and others		54	53	—	—
	Trade payables		—	—	73,377	79,459
	Non-trade payables and others		—	—	19	—
Chuncheon Green Energy Co., Ltd.	Non-trade receivables and others		10,870	—	—	—
	Non-trade payables and others		—	—	8,881	—
Yeongyang Wind Power Corporation II	Non-trade receivables and others		—	165	—	—
	Trade payables		—	—	3,978	—
PND solar Co., Ltd.	Trade payables		—	—	418	296
Hyundai Eco Energy Co., Ltd.	Trade receivables		25	28	—	—
	Trade payables		—	—	647	408
YeongGwang Yaksu Wind Electric Co., Ltd.	Trade receivables		7	10	—	—
	Non-trade receivables and others		2,858	2,294	—	—
	Trade payables		—	—	1,034	828
Taebaek Gadeoksan Wind Power Co., Ltd.	Non-trade receivables and others		62	1,539	—	—
	Trade payables		—	—	9,249	12,739
	Non-trade payables and others		—	—	1	7
Green Energy Electricity Generation Co., Ltd.	Trade payables		—	—	—	62
	Non-trade payables and others		—	—	—	45
Bitgoel Eco Energy Co., Ltd.	Trade payables		—	—	5,394	6,226
	Non-trade receivables and others		2	131	—	—
	Non-trade payables and others		—	—	1,458	—
Jeju Gimnyeong Wind Power Co., Ltd.	Non-trade receivables and others		143	112	—	—
	Trade payables		—	—	2,152	1,467
	Non-trade payables and others		—	—	5	9
Muan Solar Park Co., Ltd.	Non-trade receivables and others		4	4	—	—
Anjwa Smart Farm & Solar City Co., Ltd.	Non-trade payables and others		—	—	1,797	1,296
KPE Green Energy Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		130	—	—	—
	Trade payables		—	—	5,521	5,485
Saemangeum Heemang Photovoltaic Co., Ltd.	Non-trade receivables and others		1	—	—	—
Dongbu Highway Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	241	—
	Non-trade payables and others		—	—	1	—
Seobu Highway Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	231	—
	Non-trade payables and others		—	—	2	—
Songsan Green Energy Co., Ltd.	Non-trade receivables and others		190	—	—	—
Dreams Co., Ltd.	Non-trade receivables and others		1	—	—	—
	Non-trade payables and others		—	—	30	—
DEEPAI Co., Ltd.	Non-trade receivables and others		1	—	—	—
	Non-trade payables and others		—	—	30	—
Go deok Clean Energy Co., Ltd.	Non-trade receivables and others		10,118	4,562	—	—
	Non-trade payables and others		—	—	3,022	5,288

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2024 and 2023 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	As of December 31, 2024		As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
<Associates>
Suwon New Power Co., Ltd.	Trade receivables	~~W~~	—	876	—	—
	Non-trade receivables and others		—	560	—	—
	Non-trade payables and others		—	—	1	—
Muan Sunshine Solar Power Plant Co., Ltd.	Trade payables		—	—	1,954	1,440
Gangneung Sacheon Fuel Cell Co., Ltd.	Trade receivables		8,343	—	—	—
	Non-trade payables and others		—	—	3,201	—
9 Associates (Overseas)	Trade receivables		59,651	77,814	—	—
	Non-trade payables and others		—	—	—	6,242

<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables		182	122	—	—
	Non-trade receivables and others		503	55	—	—
	Trade payables		—	—	25,622	32,222
Seobusambo highway photovoltaics Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		4	4	—	—
Yangyang Suri Wind Power Co., Ltd.	Non-trade receivables and others		55	55	—	—
KAPES, Inc.	Trade receivables		4	4	—	—
	Non-trade receivables and others		90,088	89	—	—
	Non-trade payables and others		—	—	3,041	3,791
Honam Wind Power Co., Ltd.	Trade payables		—	—	515	515
Korea Power Engineering Service Co., Ltd.	Non-trade receivables and others		52	48	—	—
	Non-trade payables and others		—	—	—	76
Seokmun Energy Co., Ltd.	Trade receivables		35	44	—	—
	Non-trade receivables and others		862	199	—	—
	Trade payables		—	—	7,156	7,000
Incheon New Power Co., Ltd.	Trade receivables		9	—	—	—
Naepo Green Energy Co., Ltd.	Trade receivables		325	190	—	—
	Non-trade receivables and others		458	1	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		—	239	—	—
	Non-trade receivables and others		—	165	—	—
	Trade payables		—	—	35,325	79,117
	Non-trade payables and others		—	—	—	2
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		9	10	—	—
	Non-trade receivables and others		178	—	—	—
	Trade payables		—	—	962	1,076
Cheongna Energy Co., Ltd.	Trade receivables		7,033	13,898	—	—
	Non-trade receivables and others		3,229	2,160	—	—
	Non-trade payables and others		—	—	8	1
Yeonggwang Wind Power Co., Ltd.	Trade receivables		12	15	—	—
	Non-trade receivables and others		58	56	—	—
	Trade payables		—	—	4,591	2,251
Seungmun Green Energy	Non-trade receivables and others		34	—	—	—
KW Nuclear Components Co., Ltd.	Non-trade receivables and others		—	17	—	—
Boim Combined Heat and Power Generation Co., Ltd.	Trade receivables		47	84	—	—
	Non-trade receivables and others		3,208	10,779	—	—
	Trade payables		—	—	445	721
	Non-trade payables and others		—	—	13,824	14,193
Taebaek Wind Power Co., Ltd.	Trade payables		—	—	691	603
	Non-trade payables and others		—	—	184	341
	Trade receivables		—	4	—	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		3	3	—	—
	Trade payables		—	—	915	304

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2024 and 2023 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	As of December 31, 2024		As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
<Joint ventures>
Global Trade Of Power System Co., Ltd.	Non-trade payables and others	~~W~~	—	—	7	—
Expressway Solar-light Power Generation Co., Ltd.	Trade payables		—	—	432	220
Goheung New Energy Co., Ltd.	Trade receivables		21	—	—	—
	Non-trade receivables and others		8	—	—	—
Gunsan Land Solar Co., Ltd.	Non-trade receivables and others		217	295	—	—
Daesan Green Energy Co., Ltd.	Trade receivables		4	13	—	—
	Non-trade receivables and others		211	170	—	—
	Trade payables		—	—	3,819	4,946
Cheong-Song Noraesan Wind Power Co., Ltd.	Trade receivables		—	2	—	—
Saemangeum Solar Power Co., Ltd.	Non-trade receivables and others		4,368	4,368	—	—
Dangjin Eco Power Co., Ltd.	Trade receivables		4	4	—	—
	Trade payables		—	—	282	222
	Non-trade payables and others		—	—	181	176
Yangyang Wind Power Co., Ltd.	Non-trade receivables and others		163	13	—	—
Energyco Co., Ltd.	Non-trade receivables and others		124	3	—	—
	Trade payables		—	—	432	99
Hapcheon Floating Photovoltaic Power Plant Inc.	Trade receivables		12	10	—	—
	Non-trade receivables and others		59	68	—	—
Busan Industrial Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	240	—
Bitsolar Energy Co., Ltd.	Trade receivables		12	—	—	—
	Non-trade receivables and others		444	1	—	—
	Trade payables		—	—	207	201
Omisan Wind Power Co., Ltd.	Non-trade receivables and others		146	—	—	—
Changwon Nu-ri Energy Co., Ltd.	Non-trade receivables and others		188	—	—	—
Jeonju Bio Green Energy Co., Ltd.	Non-trade receivables and others		187	—	—	—
Haemodum Solar Co., Ltd.	Trade receivables		1	1	—	—
Yeongam Solar Power Co., Ltd.	Trade receivables		48	56	—	—
	Trade payables		—	—	5,723	3,517
Samsu Wind Power Co., Ltd.	Trade payables		—	—	1,834	1,229
Solaseado Solar Power Co., Ltd.	Non-trade receivables and others		15	24	—	—
Cheongju Eco Park Co., Ltd.	Trade receivables		—	6,899	—	—
	Non-trade receivables and others		13,461	—	—	—
	Trade payables		—	—	9,105	7,994
	Non-trade payables and others		—	—	2,853	—
Enel X Midland Photovoltaic, LLC	Trade receivables		1	1	—	—
	Trade payables		—	—	204	144
	Non-trade payables and others		—	—	59	49
Geumsungsan Wind Power Co., Ltd.	Trade receivables		3	4	—	—
27 Joint ventures (Overseas)	Trade receivables		271,219	160,474	—	—
	Non-trade receivables and others		59,839	55,897	—	—
	Non-trade payables and others		—	—	34,932	22,877

<Others>
Korea Development Bank	Non-trade receivables and others		34,138	33,140	—	—
	Non-trade payables and others		—	—	231	147
	Derivatives and others		273,627	45,898	2,421	72,050

(*1)	Samcheok Eco Materials Co., Ltd. was reclassified from an associate to a joint venture for the year ended December 31, 2024.
(*2)	YTN Co., Ltd. is not a related party of the Group as of December 31, 2024, as the sale of shares was completed for the year ended December 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(5)	Loans and others arising from the related party transactions as of December 31, 2024 and 2023 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	32,153	913	—	—	33,066
	(Allowance for doubtful accounts)		(25,543)	(913)	—	(6,610)	(33,066)
Associates	Nepal Water & Energy Development Company Private Limited		18,052	—	(18,052)	—	—
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		23,337	—	—	3,269	26,606
Associates	PT. Cirebon Energi Prasarana		35,542	—	(3,658)	6,981	38,865
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		9,525	—	—	(9,525)	—
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		30,885	—	(4,260)	—	26,625
Associates	Saemangeum Sebit Power Plant Co., Ltd.		28,970	—	(1,420)	—	27,550
Joint ventures	Solaseado Solar Power Co., Ltd.		35,000	—	(71)	—	34,929
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		10,589	2,074	—	1,650	14,313
Joint ventures	Horus Solar, S.A. de C.V.		11,199	798	—	1,680	13,677
Joint ventures	Sunmex Renovables, S.A. de C.V.		17,210	2,018	—	2,565	21,793
Joint ventures	Kelar S.A.		40,985	—	(11,582)	(10,112)	19,291
Joint ventures	DE Energia SpA		7,386	—	—	1,034	8,420
Joint ventures	Daehan Wind Power PSC		14,872	—	—	2,084	16,956
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		2,411	80	—	—	2,491
Joint ventures	Yangyang Wind Power Co., Ltd.		3,257	—	—	—	3,257
Joint ventures	Nghi Son 2 Power LLC		189,991	—	(43,906)	22,516	168,601
Joint ventures	Pulau Indah Power Plant Sdn. Bhd.		9,963	—	—	(9,963)	—
Joint ventures	Guadalupe Solar SpA		3,161	—	(232)	423	3,352
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		64,318	222	—	6,597	71,137
Joint ventures	Capman Lynx SCA, SICAR		35,210	—	—	—	35,210
	(Allowance for doubtful accounts)		(35,210)	—	—	—	(35,210)
Joint ventures	S-Power Chile SpA		258	—	—	36	294
Joint ventures	Omisan Wind Power Co., Ltd.		—	8,894	—	—	8,894

		~~W~~	567,686	14,086	(83,181)	12,625	511,216

(6)	Borrowings arising from the related party transactions as of December 31, 2024 and 2023 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~	85,103	—	(8,469)	8,019	84,653
	Others		1,758	—	(334)	—	1,424
	Operating funds		120,000	832,167	(852,167)	—	100,000
	EBL and others		119,160	20,050	(995)	11,647	149,862

		~~W~~	326,021	852,217	(861,965)	19,666	335,939

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of December 31, 2024 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor

Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Certification of payment on L/C	USD 42,750	SMBC Singapore and others
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 1,223,355	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 3,986,562	FAB and others
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*9)	USD 203,981	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 4,151	Hana Bank
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Certification of payment on L/C	USD 9,800	Hana Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Certification of payment on L/C	USD 15,600	ING Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	MXN 14,843	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
			USD 393	CFE Transmission
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD 9,078	CENACE
			MXN 4,929	CFE Transmission and others
Korea Electric Power Corporation	International Offshore Power Transmission Holding Company Limited	Performance guarantees	USD 52,500	Mizuho Bank
		Other performance guarantees	USD 7,000	Credit Agricole
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Collateralized money invested (*10)	KRW 13,210	Malaysian Trustee Berhad
Korea Electric Power Corporation	KEPCO for Power Company	Debt guarantees	USD 60,000	Riyad bank
		Other performance guarantees	USD 70,000	SMBC Seoul
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 46,158	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW 73,064	Krung Thai Bank
		Impounding bonus guarantees (*11)	USD 5,000	SK Eco Plant Co., Ltd.
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW 54,242	Kookmin Bank and others
		Debt guarantees	KRW 20,300	HY western 1st co., Ltd
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 5,735
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 361	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 139,059	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 3,230	Nonghyup Bank
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 6,267	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 8,298	Hana Bank and others
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 1,030	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of December 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 617	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 11,334	Nonghyup Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 890	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW 334	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 23,163	Hana Bank and others
Korea Western Power Co., Ltd.	Seobusambo highway photovoltaics Co., Ltd.	Collateralized money invested	KRW 3,310	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW 11,613	Kyobo Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	PungBack Wind Farm Corporation	Collateralized money invested	KRW 7,760	Hanwha Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	Wadi Noor Solar Power Company SAOC	Loan payment guarantee	USD 54,855	DBS Bank
Korea Western Power Co., Ltd.	EDFR KOWEPO AJBAN HOLDING LIMITED	Loan payment guarantee	USD 57,090	FAB
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 15,456	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 36,599	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,833	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 279,432	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,730	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 26,146	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 25,331	IBK
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 22,908	Hana Bank and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees	USD 3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 100,579	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees (*14)	USD 14,400	Hana Bank
		Collateralized money invested	KRW 48,761	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	—	Mirae Asset Life Insurance Co. Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 10,636	Kyobo Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 1,160	Shinhan Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of December 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 11,640	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	KPE Green Energy Co., Ltd.	Collateralized money invested	KRW 8,230	Hana Bank and others
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 4,818	Woori Bank and others
Korea East-West Power Co., Ltd.	Seungmun Green Energy	Collateralized money invested	KRW 12,745	Hana Bank and others
Korea East-West Power Co., Ltd.	Yanggu Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 846	Korea Development Bank
Korea East-West Power Co., Ltd.	Hoenggye Renewable Energy Co., Ltd.	Collateralized money invested	KRW 2,375	IBK
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Kumyang Eco Park Co., Ltd.	Collateralized money invested	KRW 3,841	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Amaala Sustaninable Company for Energy LLC	Loan payment guarantee (*7)	USD 38,054	FAB
		Collateralized money invested	KRW 18
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 31,093	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 30,513	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 30,030	Hana Bank, MUFG
		Payment guarantees (*12)	USD 11,707	Hana Bank
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD 1,800	Shinhan Bank
		Payment guarantees (*6)	USD 2,000	Hana Bank
		Collateralized money invested	KRW 21,328	Standard Chartered
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 12,147	Woori Bank, Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 13,559	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)	—	KIS SF the 22nd Co., Ltd.
		Performance guarantees (*15)	—	HC elementary materials
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 16,979	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested	KRW 48,031	IBK and others
		Performance guarantees and guarantees for supplemental funding (*1)	KRW 30,000
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 10,859	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 7,839	Kookmin Bank and others
Korea Southern Power Co., Ltd.	HORANG ENERGY Inc.	Collateralized money invested	KRW 3,808	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haman Green Energy Co., Ltd.	Collateralized money invested	KRW 2,810	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Jeongeup Green Power Co., Ltd.	Collateralized money invested	KRW 8,847	Mirae Asset Securities Co., Ltd.
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	HyChangwon Fuel Cell. Co., Ltd.	Collateralized money invested	KRW 9,277	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Roof One Energy Co., Ltd.	Collateralized money invested	KRW 2,000	Woori Bank
		Guarantees for supplemental funding (*1)	—
KOSPO Power Services Ltda.	Kelar S.A.	Performance guarantees	USD 1,316	Scotia bank
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 152,366	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 1,649	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 1,452	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 262	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 1,700	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 1,432	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 41	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 87,392	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 4,510	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 4,716	PT. Bank KB Bukopin
Korea Midland Power Co., Ltd.	PT. Cirebon Energi Prasarana	Debt guarantees	USD 9,290	Mizuho Bank
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	—	IBK
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 163	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 5,155	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 2,772	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 3,133	IBK

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of December 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 8,035	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW 2,322	Nonghyup Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW 250	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 512	Shinhan Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 579	Shinhan Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW 11,302	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested	KRW 1,950	Templeton Hana Asset
		Guarantees for supplemental funding (*1)	—	Management Co., Ltd.
Korea Midland Power Co., Ltd.	Saemangeum Sebit Power Plant Co., Ltd.	Collateralized money invested	KRW 27,702	IBK and others
Korea Midland Power Co., Ltd.	Yeomsubong Wind Power Co., Ltd.	Collateralized money invested	KRW 603	Korea Development Bank
		Guarantees for supplemental funding (*1)	—
Korea South-East Power Co., Ltd.	Boim Combined Heat and Power Generation Co., Ltd.	Collateralized money invested (*3)	—	IBK
		Guarantees for supplemental funding and others (*1,4)	KRW 76,800	NH Investment & Securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 15,069	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 16,936	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW 284,543	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 241,814	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW 1,736	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 8,493	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,045	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested	KRW 2,590	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested	KRW 11,828	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW 2,851	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW 16,137	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Private Limited	Collateralized money invested	USD 97,105	International Finance
		Business reserve payment guarantee	USD 33,333	Corporation and others
Korea South-East Power Co., Ltd.	Santiago Solar Power SpA	Debt guarantees (*8)	USD 8,000	Nonghyup Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 2,334	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Go deok Clean Energy Co., Ltd.	Collateralized money invested	KRW 5,301	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 4,316	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 24,217	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW 9,306	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Chuncheon Green Energy Co., Ltd.	Collateralized money invested	KRW 17,672	Hana Bank and others
		Guarantees for supplemental funding (*1)	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of December 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Hydro & Nuclear Power Co., Ltd.	Yangyang Suri Wind Power Co., Ltd.	Collateralized money invested	KRW 8,643	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Bigeum Resident Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 7,908	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Songsan Green Energy Co., Ltd.	Collateralized money invested	KRW 7,908	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	Changwon Nu-ri Energy Co., Ltd.	Collateralized money invested	KRW 7,658	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	Imha Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 6,351	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT I LLC	Payment guarantees (*13)	USD 9,770	WOORI AMERICA BANK
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT II LLC	Payment guarantees (*13)	USD 9,730	WOORI AMERICA BANK

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

Samcheok Eco Materials Co., Ltd., an associate of the Group has issued the hybrid bonds. If the bonds are not repaid by December 8, 2026, the parent company and shareholders except the parent company must purchase the bonds from the acquirer. As of December 31, 2024, derivative liabilities of ~~W~~26,422 million were recognized in relation to this obligation.

(*3)

The Group recognized an impairment loss on all of the equity securities of Boim Combined Heat and Power Generation Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*4)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~11,804 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*6)	The Group provided a payment guarantee to Jordan Tafila wind power project for opening L/C for Debt Service Reserve Account (DSRA).
(*7)	The Group provided EBL payment and EBL hedging guarantee to Amaala Sustainable Company for Energy LLC, an associate of the Group.
(*8)	The Group has issued a guaranteed letter of credit in the amount of USD 8,000 thousand under the interlender loan agreement with Santiago Solar Power SpA.
(*9)	The credit limits of guarantees to RE Holiday Holdings LLC include the credit limits of guarantees to their subsidiaries.
(*10)

The Group, together with other shareholders, has provided a guarantee for the project financing of Pulau Indah Power Plant Sdn. Bhd., by establishing the right of pledge on the shares of Pulau Indah Power Plant Sdn. Bhd. As of December 31, 2024, the book value of the securities is ~~W~~50,721 million.

(*11)

Xe-Pian Xe-Namnoy Power Co., Ltd., an associate of the Group, has entered a contract to pay an incentive type of impounding bonus to SK Eco Plant Co., Ltd. when the Xe-Pian Xe-Namnoy Dam is completed. If Xe-Pian Xe-Namnoy Power Co., Ltd. fails to pay SK Eco Plant Co., Ltd., the Group guarantees the payment, and the amount is USD 5,000 thousand.

(*12)	The Group provided a payment guarantee to Chile Kelar project for opening L/C for Debt Service Reserve Account (DSRA), and others.
(*13)	The credit limits of guarantees to KAS INVESTMENT I LLC, KAS INVESTMENT II LLC include the credit limits of guarantees to their subsidiaries.
(*14)	The payment guarantee related to the gas combined cycle power project of South Jamaica Power Company Limited, a joint venture of the Group.
(*15)

The Group has entered into an agreement prescribing the settlement of the estimated loss in case damages occur related to the fulfillment of the mandatory supply volume according to the mandatory supply agreement for coal ash.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(8)	Guarantees received from the related parties as of December 31, 2024 are as follows:

In millions of won
Primary Guarantor	Type of guarantees	Credit limit
KAPES, Inc.	Defect guarantees	~~W~~	16,281
	Performance guarantees		38,231
	Advance payment guarantee		248,042
	Certification of bidding		79,818

(9)	Derivatives transactions with the related parties as of December 31, 2024 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amounts			Contract interest rate per annum		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Korea Development Bank	2020~2025	~~W~~	241,320	USD 200,000	0.54%	1.13%	~~W~~	1,206.60
	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
	2024~2027		864,890	USD 650,000	3.53%	4.88%		1,330.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
	2024~2028		257,880	USD 200,000	3.80%	5.00%		1,289.40
	2024~2028		128,940	USD 100,000	3.69%	5.00%		1,289.40
	2024~2029		138,540	USD 100,000	3.19%	4.63%		1,385.40
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

47.	Related Parties, Continued

(9)	Derivatives transactions with the related parties as of December 31, 2024 are as follows, continued:

(ii) Currency forward

In millions of won and thousands of foreign currencies
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Korea Development	2024.12.16	2025.01.07	~~W~~	27,247	USD 19,000	~~W~~	1,434,04
Bank	2024.12.30	2025.01.17		17,627	USD 12,000		1,468.95

(10)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of won
Type	For the year ended December 31, 2024		For the year ended December 31, 2023
Salaries	~~W~~	1,064	866
Retirement benefits		36	33

	~~W~~	1,100	899

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

48.	Statement of Cash Flows

(1)	Significant non-cash transactions for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won
Transactions	For the year ended December 31, 2024		For the year ended December 31, 2023
Transfer from construction-in-progress to other assets	~~W~~	15,059,467	10,090,726
Recognition of asset retirement cost and related provision for decommissioning costs		1,821,415	(292,120)
Transfer from provision for disposal of used nuclear fuel to accrued expenses		463,388	379,011
Transfer from long-term borrowings to current portion of long-term borrowings		8,417,793	5,779,487
Transfer from debt securities to current portion of debt securities		26,901,367	24,674,525
Transfer from inventory to stored nuclear fuel		1,002,036	827,279
Recognition of right-of-use assets and others		132,495	261,862

(2)	Changes in liabilities incurred from financing activities for each of the two years in the period ended December 31, 2024 are as follows:

In millions of won	For the year ended December 31, 2024
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings	~~W~~	19,839,652	604,841	—	214,888	20,659,381
Debt securities		113,792,178	(4,211,164)	—	2,293,005	111,874,019
Lease liabilities		3,807,880	(612,828)	119,161	385,243	3,699,456
Derivative liabilities (assets), net		(554,147)	545,483	—	(2,397,674)	(2,406,338)

	~~W~~	136,885,563	(3,673,668)	119,161	495,462	133,826,518

In millions of won	For the year ended December 31, 2023
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings	~~W~~	15,420,176	4,406,382	—	13,094	19,839,652
Debt securities		105,185,189	8,286,542	—	320,447	113,792,178
Lease liabilities		4,163,143	(574,239)	253,495	(34,519)	3,807,880
Derivative liabilities (assets), net		(591,471)	332,263	—	(294,939)	(554,147)

		~~W~~ 124,177,037	12,450,948	253,495	4,083	136,885,563

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

49.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	57,226	417	57,226	417
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		—	—	51,796	20,661
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		37,168	15,109	37,168	15,109
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others (Kyungin Construction)		58,271	746	58,271	746
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		35,282	13,476	35,136	20,370
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,016	703	35,016	703
Purchase of GIS (362kV, 6300A, 63kA) Type 19 – Shinyangsan S/S		—	—	32,460	5,635
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		40,937	654	40,937	654
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		36,446	1,015	36,446	1,015
Purchase of GIS (362kV,6300A,63kA) Type 18 – Wolsung S/Y		33,057	16,045	32,090	26,742
System stabilization ESS equipment (Bubuk S/S) Type 1		221,939	42,137	222,300	145,014
System stabilization ESS equipment (Shinnamwon S/S) Type 1		—	—	211,500	130,169
System stabilization ESS equipment (Yeongcheon S/S) Type 1		72,779	16,975	73,104	18,604
Concrete pole (10M, general purpose, 500KGF) 111,000 ea and four other equipment		—	—	67,996	39,971
Advanced EType low voltage electronic watt-hour meter 1,311,552 ea		—	—	36,103	—
System stabilization ESS equipment (Yesan S/S) Type 1		56,174	11,471	56,403	12,095
System stabilization ESS equipment (Hamyang S/S) Type 1		35,764	11,468	35,609	12,870
Concrete pole (10M, general purpose, 500KGF) 90,000 ea and four other equipment		59,473	36,464	—	—
Purchase of cable (PVC, 1C, 2500SQ) 53,856M and others (Shinchungjuboonki)		31,925	7,756	—	—
Purchase of GIS (362kV, 6300A, 63kA) Type 31 – East Seoul S/S		39,060	39,060	—	—
Purchase of cable (PVC, 1C, 2000SQ) 68,613M and others (Dongducheon-Yangju)		40,933	28,790	—	—
Purchase of HVDC cable (PE, 2500SQ) 31,551M and others		40,323	40,323	—	—
Purchase of HVDC cable (PE, 2500SQ) 30,883M and others		40,130	40,130	—	—
Stationary reactive power compensation device (Phase 3, ±500MVAR) – Shin Jecheon S/S		39,300	39,300	—	—
Stationary reactive power compensation device (STATCOM, phase 3, ±500MVAR) – East coast #1C/S		37,600	37,600	—	—
AMIGO, 1P2W, 60(5)A, Electronic, Class 1.0, 220V, 1,031,728 EA – Annual Unit Price		43,054	38,404	—	—
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) – Shin Gapyeong S/S		40,590	40,590	—	—
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) – Shin Namwon S/S		37,100	37,100	—	—
Construction of Saeul Units (#3,4)		11,718,217	1,748,342	9,800,424	1,113,349
Construction of Shin-Hanul Units (#1,2) (*)		10,765,241	—	10,592,760	—
Construction of Shin-Hanul Units (#3,4)		12,343,245	10,964,638	11,680,361	10,935,737
Other 40 contracts		2,033,913	1,744,217	1,631,574	1,133,467
Purchase of main equipment for Jeju LNG Combined		—	—	166,287	—
Purchase of equipment for the construction project of Boryeong indoor coal storage yard		357,479	241,751	334,932	279,920
Purchase of main machine for Boryeong New Complex Unit 1		286,299	177,988	281,600	228,053
Boryeong New Complex Unit 1 Construction Project		202,552	161,753	186,358	186,358
Haman Combined Power Block Conditional Purchase Agreement		581,790	543,509	—	—
Service of designing Taean Units (#9,10)		—	—	112,909	12,468

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

49.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2024 and 2023 are as follows, continued:

In millions of won	As of December 31, 2024			As of December 31, 2023
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant	~~W~~	123,495	15,603	123,495	15,603
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		220,864	101	220,864	214
Construction of Gimpo combined heat & power plant		223,660	8,795	211,372	13,960
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant		198,029	29,417	197,983	193,578
Purchase of heat recovery boiler and accessories for Gumi natural gas power plant		65,918	12,574	65,918	45,299
Construction of Gumi natural gas power plant		246,110	96,708	210,393	173,350
Installation of natural gas supply facility at Gumi natural gas power plant		83,801	45,019	70,620	61,799
Construction of Gongju natural gas power plant		203,849	190,840	—	—
Purchase of natural gas main machine and accessories at Gongju natural gas power plant		305,829	273,338	—	—
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		326,395	5,905	312,150	5,682
Purchase of main equipment for Namjeju		140,144	—	140,144	3
Purchase of main equipment for Shin-Sejong combined thermal power plant		234,392	2,670	234,392	8,342
Purchase of Hadong thermal power indoor carboniferous plant		167,259	—	167,259	48,495
Purchase of phase 2 power generation facility for Yeongwol fuel cells		88,428	—	86,350	219
Purchase of fuel cell power generation facilities for the fifth stage of Shinincheon headquarters		82,395	—	81,960	18,290
Purchase of Samcheok hydrogen compound co-firing facility infrastructure		128,820	90,876	—	—
Construction of Andong Combined Unit 2 Power Plant		181,593	175,029	—	—
Purchase of main equipment for Andong Combined Unit 2		279,773	230,694	—	—
Service of designing Hadong Combined Unit 1		31,593	26,351	—	—

(*)

As of December 31, 2024, the commitment amounts include the value of Shin-Hanul Unit #1, construction of which was completed during the year ended December 31, 2022. In addition, Shin-Hanul Unit #2 is in commercial operation as of December 31, 2024.

(2)	As of December 31, 2024, details of contracts for inventory purchase commitment are as follows:

Type	Periods	Contracted quantity
Concentrate	2024 ~ 2033	22,282 Ton U3O8
Conversion	2024 ~ 2030	14,391 Ton U
Enrichment	2024 ~ 2035	26,943 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 817 Ton U (contract periods: 2023 ~ 2031).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

50.	Contingencies and Commitments

(1)	Ongoing litigations and arbitrations related with contingent liabilities and contingent assets as of December 31, 2024 and 2023 are as follows:

In millions of won	As of December 31, 2024			As of December 31, 2023
	Number of cases	Amount		Number of cases	Amount
As the defendant	722	~~W~~	884,402	666	~~W~~	805,227
As the plaintiff	264		769,772	268		571,593

As of December 31, 2024, there are 3 ongoing litigations and 2 arbitration case between consolidated entities.

1)	The Group is the defendant against a number of litigations. The following is ongoing litigation pertaining to the Group which can potentially be significant:

There are multiple ongoing litigations against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected litigations. Accordingly, the Group recognized ~~W~~274,043 million as litigation provisions in relation to the litigation as of December 31, 2024.

2)	There are 18 arbitration cases pertaining to the Group as of December 31, 2024 and the significant arbitration cases are as follows:

i)

Hitachi Energy Sweden filed an arbitration against the Group regarding the request for additional payment due to the increase in capacity of some facilities and the withdrawal of liquidated damage in relation to Shin Young-ju and Shin Jecheon substation TCSC construction projects. The Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of December 31, 2024.

ii)

During the year ended December 31, 2024, UniTest Co., Ltd. filed an arbitration claim against KEPCO for delay damages arising from the modification of design and contract amount related to the 154kV Yesan S/S 82MW ESS construction project. The amount and timing of resource outflows resulted therefrom cannot be reasonably estimated.

iii)

The Group filed an arbitration application with Westinghouse Electric Company LLC to Korean Commercial Arbitration Board, requesting to confirm whether the Group is subject to nuclear power plant export control procedures or not. As of December 31, 2024, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

iv)

Samsung C&T consortium (Samsung C&T Co., Ltd., Doosan Enerbility Co., Ltd., and Hanwha Co., Ltd.) filed an arbitration application against the Group to National Contract Dispute Mediation Committee regarding the adjustment of the contract amount related to the main facility construction of Saeul Units 3 and 4 (formerly, Shin-Kori Nuclear Power Units 5 and 6). The Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of December 31, 2024

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2024 are as follows:

1)

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of December 31, 2024.

2)

The Group has outstanding borrowings with a limit of USD 264,800 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. In relation to this financial agreement, the Group is providing its entire shares in Mira Power Limited and business-related PP&E as collateral to the lenders.

3)

The Group has provided USD 6,119 thousand for a debt guarantee to Export-Import Bank of Korea, BNP Paribas and ING Bank, to guarantee the payment of debt related to hydroelectric power business of Tanggamus, Indonesia.

4)	The Group has provided USD 4,716 thousand for a debt guarantee to PT. Bank KB Bukopin, to guarantee the payment of debt related to hydroelectric power business of Wampu, Indonesia.

5)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a performance guarantee regarding weatherization in relation with tax investors up to USD 3,000 thousand for the of the power plant construction for Concho Valley solar power project in the United States.

6)

The Group has provided EUR 7,031 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

7)	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

8)

The Group has provided Nonghyup Bank a debt guarantee up to USD 4,510 thousand to guarantee Debt Service Reserve Account (DSRA) for Mizuho bank, related to the Cirebon power plant business of PT. Cirebon Electric Power in Indonesia.

9)

The Group has provided Nonghyup Bank a debt guarantee up to USD 9,290 thousand to guarantee Debt Service Reserve Account (DSRA) for Mizuho bank, related to the Cirebon power plant business of PT. Cirebon Energi Prasarana in Indonesia.

10)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,588,165 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

11)

The Group has provided USD 30,000 thousand for a performance guarantee to Morgan Stanley Capital Group Inc., to guarantee the electricity purchase contract in relation to photovoltaic power generation project in USA.

12)	The Group has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

13)	The Group has provided Hana Bank a debt guarantee up to USD 40,000 thousand to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

14)	The Group has provided Van Phong Power Company, Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2024 are as follows, continued:

15)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a guarantee for up to USD 62,800 thousand for the fulfillment of subscription obligation regarding Concho Valley solar power project in the United States.

16)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to USD 2,280 thousand for the operation maintenance project in Indonesia siborpa.

17)	The Group has provided joint guarantee for ~~W~~1,641 million guarantee insurance contracted by Haetbyeotgil Sunlight Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

50.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions and others as of December 31, 2024 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Credit limit	Used amount
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,720,500	119,643
Limit amount available for CP	Hana Bank and others	KRW	7,550,000	7,550,000
General Loan, etc.	Kookmin Bank and others	KRW	3,930,000	3,900,000
Limit amount available for card	Hana Bank and others	KRW	47,524	4,006
Loan limit	Korea Development Bank and others	KRW	3,248,025	1,837,454
	DBS Bank and others	USD	1,086,000	—
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700	4,020
Certification of payment on L/C	Shinhan Bank and others	USD	1,235,937	183,357
	Kookmin Bank and others	EUR	32,035	13,424
	Shinhan Bank	JPY	715,837	—
Certification of Performance guarantee on contract	Hana Bank and others	KRW	160,815	150,648
	First Abu Dhabi Bank and others	USD	1,008,252	950,774
	Korea Development Bank and others	JPY	620,000	620,000
	Hana Bank	EUR	12,106	12,106
	Hana Bank	INR	67,944	67,944
	Hana Bank	OMR	6,250	6,250
	First Abu Dhabi Bank and others	AED	52,500	52,500
	Saudi National Bank and others	SAR	124,151	123,829
Certification of bidding	Korea Software Financial Cooperative	KRW	43,809	43,809
	Hana Bank and others	USD	10,200	5,000
	Export-Import Bank of Korea	EUR	10,000	10,000
	Shinhan Bank	QAR	155,213	155,213
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	83,161	83,161
	Hana Bank and others	USD	702,487	664,191
	Saudi National Bank	SAR	32,500	32,500
	Hana Bank and others	MXN	21,290	21,290
Others (*)	Nonghyup Bank and others	KRW	314,892	56,858
	Nonghyup Bank and others	USD	448,635	USD 228,813
				EUR 51,784
	StandardChartered	AED	50	50
	Kookmin Bank	EUR	7,031	7,031
Secured loan of credit sales	Nonghyup Bank and others	KRW	270,000	—
Inclusive credit	Hana Bank	KRW	8,000	3,735
	Hana Bank and others	USD	35,000	USD 9,362
				INR 332,690
				AED 319
Equity Bridge Loan Guarantee	Export-Import Bank of Korea and others	USD	1,764,555	1,376,262
Trade finance	DBS Bank and others	USD	850,000	—

(*)	As of December 31, 2024, the Group has entered into a credit extension agreement for derivatives transactions with Nonghyup Bank, Hana Bank, and Woori Bank as ancillary to currency swap transactions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2024, promissory notes and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of foreign currencies
Obligor	Creditor	Assets provided as security	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and Equipment and others	USD	264,800	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*1)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,080	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	110,500	Collateral for borrowings (*2)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	230,716	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	159,000	Collateral for borrowings (*1,2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	136,623	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	Export–Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)
K-SOLAR SHINAN Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	329,736	Collateral for borrowings (*1)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings (*2)
Jeju Hanlim Offshore Wind Co., Ltd.	Kookmin Bank and others	Property, plant and equipment and others	KRW	11,932	Collateral for borrowings (*2)
Western Power Changgi Solar Co., Ltd.	Samsung Life Insurance and others	Property, plant and equipment and others	KRW	54,000	Collateral for borrowings (*2)
Yeongdeok Sunrise Wind Power Co., Ltd.	Korea Development Bank and others	Property, plant and equipment and others	KRW	96,240	Collateral for borrowings (*2)
J Wind First, LLC	Woori Bank	Trade receivable and others	KRW	55,000	Collateral for borrowings (*1,2)
Chitose Solar Power Plant LLC	Korea Development Bank	Property, plant and equipment and others	USD	137,656	Collateral for borrowings (*1,2)
Mangilao Intermediate Holdings LLC	Mizuho Bank	Trade receivable and others	USD	86,132	Collateral for borrowings (*2)

(*1)	This is based on the amount of loan commitment limit.
(*2)	As of December 31, 2024, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from the Korea Energy Agency as of December 31, 2024. The Group has provided a promissory note as a repayment guarantee.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

50.	Contingencies and Commitments, Continued

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~59,313 million as of December 31, 2024, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~1,741 million and depreciation on the idle assets of ~~W~~3,642 million are recorded in other expenses for the year ended December 31, 2024. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of December 31, 2024.

(6)

As the government of the Republic of Korea announced the suspension of operation in Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in Gaeseong Industrial District as of December 31, 2024. Accordingly, the book value of the facility, amounting to ~~W~~11,778 million, was recognized as an impairment loss, and trade receivables related to companies residing in the Gaeseong Industrial District were fully written off. As of December 31, 2024, the Group cannot make reasonable estimation on whether assets will be recovered or utilized in regular way related thereto.

(7)	As of December 31, 2024, the Group owns land at 6171-1 Nuri-ri, Yeongi-myeon, Sejong Special Self-Governing City as PP&E with limited ownership, and its book value is ~~W~~64,371 million.

(8)

The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the “Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Group, government, and local government may contribute to the fund. The Group will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

(9)

The ongoing armed conflict in Ukraine started in February 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The Group cannot make reasonable estimation of the financial impact of the recent conflict in Ukraine on the future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

51.	Subsequent Events

(1)	Subsequent to December 31, 2024, KEPCO borrowed long-term borrowings for the purposes of operation funding and details related thereto are as follows:

In millions of won
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	Local long-term borrowings (Mid- to long-term CP (*))	2025.02.11	2030.02.11	3M CD+0.57	~~W~~	200,000
	Local long-term borrowings (Mid- to long-term CP (*))	2025.02.27	2030.02.27	3M CD+0.62		200,000

(*)	The maturity of mid- to long-term CPs corresponds to contract period of commercial paper repurchase agreements.

(2)

Subsequent to December 31, 2024, KEPCO and its subsidiaries Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd. issued bonds denominated in Korean won and foreign currency for the purposes of operation and facility funding and details related thereto are as follows:

In millions of won and thousands of USD
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	#1451 Corporate bond	2025.01.06	2027.01.06	2.88	~~W~~	200,000
	#1452 Corporate bond	2025.01.06	2028.01.06	2.86		200,000
	#1453 Corporate bond	2025.01.06	2030.01.06	2.99		100,000
	#1454 Corporate bond	2025.01.14	2027.01.14	2.87		200,000
	#1455 Corporate bond	2025.01.14	2028.01.14	2.92		200,000
	#1456 Corporate bond	2025.01.14	2030.01.14	3.03		100,000
	#1457 Corporate bond	2025.01.22	2027.01.22	2.84		200,000
	#1458 Corporate bond	2025.01.22	2028.01.22	2.89		200,000
	#1459 Corporate bond	2025.01.22	2030.01.22	2.99		100,000
	#1460 Corporate bond	2025.02.06	2027.02.06	2.88		190,000
	#1461 Corporate bond	2025.02.06	2028.02.06	2.86		300,000
	#1462 Corporate bond	2025.02.06	2030.02.06	2.92		210,000
	#1463 Corporate bond	2025.02.12	2027.02.12	2.90		300,000
	#1464 Corporate bond	2025.02.12	2028.02.12	2.92		200,000
	#1465 Corporate bond	2025.02.12	2030.02.12	3.00		200,000
	#1466 Corporate bond	2025.02.17	2028.02.17	2.89		200,000
	#1467 Corporate bond	2025.02.17	2030.02.17	2.98		100,000
	#1468 Corporate bond	2025.02.24	2027.02.24	2.86		300,000
	#1469 Corporate bond	2025.02.24	2028.02.24	2.88		300,000
	#1470 Corporate bond	2025.02.24	2030.02.24	2.98		100,000
	#1471 Corporate bond	2025.03.06	2027.03.05	2.90		200,000
	#1472 Corporate bond	2025.03.06	2028.03.06	2.90		200,000
	#1473 Corporate bond	2025.03.06	2030.03.06	2.97		100,000
	FY25 Global 16th	2025.02.13	2028.02.13	4.75		USD 400,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

51.	Subsequent Events, Continued

(2)

Subsequent to December 31, 2024, KEPCO and its subsidiaries Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd. issued bonds denominated in Korean won and foreign currency for the purposes of operation and facility funding and details related thereto are as follows, continued:

In millions of won, thousands of USD and thousands of HKD
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Hydro & Nuclear Power Co., Ltd.	#81 Corporate bond	2025.02.10	2030.02.10	2.96	60,000
	#4 Foreign currency private placement bond	2025.03.05	2028.03.05	4.10	HKD 1,166,000
Korea South-East Power Co., Ltd.	#63-1 Corporate bond	2025.01.24	2027.01.22	2.82	140,000
	#63-2 Corporate bond	2025.01.24	2028.01.24	2.85	110,000
	#63-3 Corporate bond	2025.01.24	2030.01.24	2.95	40,000
	#64-1 Corporate bond	2025.02.18	2027.02.18	2.87	70,000
	#64-2 Corporate bond	2025.02.18	2028.02.18	2.88	60,000
Korea Western Power Co., Ltd.	#64-1 Corporate bond	2025.02.13	2027.02.12	2.89	140,000
	#64-2 Corporate bond	2025.02.13	2028.02.11	2.93	100,000
	#64-3 Corporate bond	2025.02.13	2030.02.13	3.04	20,000
Korea Southern Power Co., Ltd.	#77-1 Corporate bond	2025.01.21	2028.01.21	2.91	60,000
Korea East-West Power Co., Ltd.	#49-1 Corporate bond	2025.03.07	2027.03.05	2.86	170,000
	#49-2 Corporate bond	2025.03.07	2028.03.07	2.89	60,000
	#49-3 Corporate bond	2025.03.07	2030.03.07	2.99	40,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2024 and 2023

52.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income or loss prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income or loss prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s interim consolidated statements of comprehensive income or loss prepared in accordance with KIFRS for each of the two years in the period ended December 31, 2024 to the operating profit or loss as presented in the Group’s interim consolidated statements of comprehensive income or loss prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	For the year ended December 31, 2024		For the year ended December 31, 2023
Operating loss on the consolidated statements of comprehensive income (loss)	~~W~~	8,364,710	(4,541,648)
Add
Other income
Reversal of other provisions		35,317	79,001
Reversal of other allowance for bad debt		17,699	1,941
Gains on government grants		4,789	239
Gains on assets contributed		29,968	24,183
Gains on liabilities exempted		504	854
Compensation and reparations revenue		84,682	93,785
Revenue from foundation fund		58	60
Rental income		204,277	210,972
Others		100,060	121,816
Other gains
Gains on disposal of property, plant and equipment		85,990	32,196
Gains on disposal of intangible assets		41	136
Reversal of impairment losses on other current assets		-	16,035
Gains on foreign currency translation		77,269	27,123
Gains on foreign currency transactions		74,520	139,077
Gains on insurance proceeds		3,411	6,785
Others		273,745	346,795
Deduct
Other expenses
Compensation and indemnification expense		(234)	(34)
Accretion expenses of other provisions		(5,841)	(4,962)
Depreciation expenses on investment properties		(682)	(493)
Depreciation expenses on idle assets		(3,642)	(3,683)
Other bad debt expense		(42,776)	(40,683)
Donations		(324,694)	(169,748)
Others		(87,819)	(39,302)
Other losses
Losses on disposal of property, plant and equipment		(112,018)	(98,120)
Losses on disposal of intangible assets		(111)	(71)
Losses on impairment of property, plant and equipment		(11,240)	(17,031)
Losses on impairment of intangible assets		(902)	(2,865)
Losses on foreign currency translation		(29,225)	(3,901)
Losses on foreign currency transactions		(148,381)	(165,187)
Others		(128,215)	(258,286)

Adjusted operating gain (loss)	~~W~~	8,461,260	(4,245,016)